UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): March 10, 2021

FRANK’S INTERNATIONAL N.V.

(Exact name of registrant as specified in its charter)

The Netherlands	001-36053	98-1107145
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Mastenmakersweg 1

1786 PB Den Helder

The Netherlands

(Address of Principal Executive Offices)

+31 (0) 22 367 0000

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, €0.01 par value	FI	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On March 10, 2021, Frank’s International N.V., a public company organized under the laws of the Netherlands (the “Company”), and New Eagle Holdings Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Expro Group Holdings International Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Expro”), pursuant to which Expro will merge with and into Merger Sub in an all-stock transaction, with Merger Sub surviving the merger as a direct, wholly owned subsidiary of the Company (the “Merger”). As more fully described below, subject to certain exceptions, holders of ordinary shares of common stock, par value $0.01, of Expro (“Expro Ordinary Shares”) will receive shares of common stock, par value €0.01 per share, of the Company (“Company Common Stock”). Upon consummation of the transactions contemplated by the Merger Agreement and the Plan of Merger (as defined in the Merger Agreement) (collectively, the “Transactions”), the Company expects that its current shareholders will own approximately 35% of the combined company and current Expro shareholders will own approximately 65% of the combined company. Following the Merger, the name of the Company will be changed to “Expro Group Holdings N.V.”

Pursuant to the Merger Agreement, at the effective time of the Merger as specified in the Plan of Merger (the “Effective Time”), subject to certain exceptions, each Expro Ordinary Share then outstanding will be converted into the right to receive a number of shares of Company Common Stock equal to 7.2720 (subject to certain adjustments in the Merger Agreement, the “Exchange Ratio”). The Merger Agreement contemplates that the Company will effect a reverse stock split in respect of all issued and outstanding shares of Company Common Stock in such ratio as may be determined by the Original Company Board (as defined below) and consented to by Expro, subject to approval of the Company’s shareholders (the “Reverse Stock Split”). If the Reverse Stock Split is effected prior to the Effective Time, the Exchange Ratio will be adjusted by multiplying the Exchange Ratio by the Reverse Split Ratio (as defined in the Merger Agreement).

At the Effective Time, each outstanding and unexercised option to purchase Expro Ordinary Shares granted under Expro’s 2018 Management Incentive Plan (the “Expro Equity Plan” and, each such option, an “Expro Share Option”), whether vested or unvested, will be assumed by the Company and converted into an option (a “Company Stock Option”) to acquire shares of Company Common Stock (the “Option Conversion”). In connection with the Option Conversion, each Company Stock Option will continue to be subject to substantially the same terms and conditions as were applicable to such Expro Share Option immediately prior to the Effective Time (including with respect to certain time-based vesting conditions, expiration date and exercise provisions), except that, in addition to certain other exceptions set forth in the Merger Agreement, (i) each Company Stock Option will be exercisable for a number of shares of Company Common Stock determined by multiplying the number of Expro Ordinary Shares subject to such Expro Share Option as of immediately prior to the Effective Time by the Exchange Ratio, and (ii) the per share exercise price for each share of Company Common Stock issuable upon exercise of the Company Stock Option shall be equal to the exercise price per share of Expro Ordinary Shares under such Expro Share Option divided by the Exchange Ratio.

Additionally, at the Effective Time, each restricted stock unit denominated in Expro Ordinary Shares, whether subject to time-based, performance-based or other vesting restrictions that was granted under the Expro Equity Plan and that is outstanding as of immediately prior to the Effective Time (each such award, an “Expro RSU Award”), whether vested or unvested, will be accelerated and settled into the right to receive a number of shares of Company Common Stock (net of any applicable taxes and withholdings) equal to the product of the number of Expro Ordinary Shares subject to such Expro RSU Award and the Exchange Ratio.

In addition, at the Effective Time, in accordance with the terms of the warrant agreement between Expro and Cortland Capital Market Services LLC, dated as of February 5, 2018 (the “Expro Warrant Agreement”), and in accordance with the terms of each warrant to purchase Expro Ordinary Shares (collectively, the “Expro Warrants”) that is issued and outstanding immediately prior to the Effective Time, the Company will execute a replacement warrant agreement and issue to each holder of the Expro Warrants a replacement warrant (each, a “Replacement Warrant”) that will be exercisable for a number of shares of Company Common Stock equal to (rounded to the nearest whole number) the number of Expro Ordinary Shares that would have been issuable upon exercise of such Expro

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Warrants immediately prior to the Effective Time assuming such holder had exercised its Expro Warrant pursuant to a cashless exercise using the one-day VWAP of the Company Common Stock on the business day which next precedes the Effective Time, multiplied by the unadjusted Exchange Ratio for purposes of determining Market Value (as defined in the Expro Warrant) of the Expro Ordinary Shares for purposes of such cashless exercise (which number of Expro Ordinary Shares if calculated to be zero or a negative number, shall be zero) (such number, the “Net Expro Warrant Shares”). Under the terms of the Merger Agreement, to the extent Replacement Warrants are issued, the Exchange Ratio will be adjusted downward to take into account the Net Expro Warrant Shares.

Further, pursuant to the Merger Agreement, at or prior to the Effective Time, the articles of association of the Company (the “Company Articles”) will be amended (the “Company Amended Articles”) to increase the total authorized capital stock of the Company from 798,096,000 shares of Company Common Stock to 1,200,000,000 shares of Company Common Stock and to effect certain other amendments to the Company Articles contemplated by the Merger Agreement.

Pursuant to the terms of the Merger Agreement, the board of directors of the Company, after the Effective Time and after giving effect to the Company Amended Articles (the “Company Board”), will consist of nine members, including three directors (including Michael C. Kearney) to be designated by the board of supervisory directors of the Company (the “Company Supervisory Board”) (at least one of whom will be appointed to the fully independent Nominating and Governance Committee of the Company Board, and at least one of whom will be appointed to the fully independent Compensation Committee of the Company Board) and six directors (including Michael Jardon, who shall also serve as the Chief Executive Officer of the Company) to be designated by the board of directors of Expro (the “Expro Board” and such designees, the “Expro Designees”), with such elections to be effective at the Effective Time. Mr. Kearney shall be nominated to serve as Chairman of the Company Board from and after the closing of the Transactions until the earlier of (i) the 2023 annual general meeting of the Company’s shareholders, (ii) the unanimous recommendation of the Nominating and Governance Committee of the Company Board to appoint a new Chairman and (iii) Mr. Kearney’s death or resignation.

The Merger Agreement contains customary representations and warranties of both the Company and Expro, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its respective business during the interim period between the execution of the Merger Agreement and the closing of the Transactions. The parties are required to use their reasonable best efforts to cause the Transactions to be consummated as promptly as reasonably practicable and to obtain any required regulatory approvals, subject to certain exceptions. Expro and the Company are each prohibited from soliciting alternative acquisition proposals and, subject to certain exceptions, engaging in discussions or negotiations, or furnishing information, in connection with alternative acquisition proposals.

The closing of the Transactions is subject to the satisfaction or waiver of closing conditions, including, among others, (1) the requisite approval of the shareholders of each of the Company (the “Company Requisite Approval”) and Expro (the “Expro Requisite Approval”) pursuant to the terms of the Merger Agreement, (2) the approval for listing of the Company Common Stock to be issued in connection with the Merger on the New York Stock Exchange, (3) the requisite approval shall have been obtained under certain antitrust and foreign investment laws and certain other legal requirements shall have occurred (the “Governmental Approvals Condition”), (4) there being no law, injunction or order by a governmental body prohibiting the consummation of the Merger (the “No Restraints Condition”), (5) the registration statement on Form S-4, to be filed with the United States Securities and Exchange Commission (the “SEC”) by the Company, having been declared effective by the SEC, (6) subject to specified materiality standards, the accuracy of the representations and warranties of the other party, (7) compliance by each other party in all material respects with their respective covenants and (8) the absence of a Company Material Adverse Effect or a Parent Material Adverse Effect (each as defined in the Merger Agreement), as applicable.

The Merger Agreement contains termination rights for each of the Company and Expro, including, among others, a termination right for each party if the consummation of the Merger does not occur on or before 5:00 p.m. Houston, Texas time on October 31, 2021 (the “End Date”), subject to certain exceptions; provided, that if as of the End Date, all of the conditions precedent to closing of the Transactions under the Merger Agreement, other than the Governmental Approvals Condition and the No Restraints Condition, have been satisfied, the End Date will automatically be extended to January 31, 2022. Upon termination of the Merger Agreement under specified circumstances, including, generally, the termination by Expro in the event of the Company’s entry into an agreement

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with respect to an alternative acquisition proposal, or a change of recommendation by the Company Supervisory Board and the board of managing directors of the Company (together with the Company Supervisory Board, the “Original Company Board”) in each case, prior to the time the Company Requisite Approval is obtained, the Company would be required to pay Expro a termination fee of $37.5 million (the “Company Termination Fee”). Upon termination of the Merger Agreement under specified circumstances, including, generally, the termination by the Company in the event of Expro’s entry into an agreement with respect to an alternative acquisition proposal, or a change of recommendation by the Expro Board, in each case, prior to the time the Expro Requisite Approval is obtained, Expro would be required to pay the Company a termination fee of $71.5 million (the “Expro Termination Fee”). Upon termination of the Merger Agreement by either the Company or Expro following a breach by the other party which would give rise, generally, to a breach of such other party’s covenants relating to accuracy of representations and warranties and performance of covenants contained in the Merger Agreement under circumstances in which the Company Termination Fee (with respect to a breach by the Company) or the Expro Termination Fee (with respect to a breach by Expro), as applicable, is not then payable under the terms of the Merger Agreement, the party in breach would be required to pay the non-breaching party, an amount equal to such party’s out-of-pocket fees and expenses (including legal fees and expenses), subject to a cap on such reimbursement of $5.5 million.

The foregoing description is qualified in its entirety by reference to the full text of the Merger Agreement (including the Company Amended Articles attached as Exhibit C thereto), which is attached as Exhibit 2.1 to this Current Report on Form 8-K and incorporated into this Item 1.01 by reference.

Voting and Support Agreements

In connection with the Merger Agreement, certain shareholders of the Company (“Company Supporting Holders”) and Expro (“Expro Supporting Holders” and, together with the Company Supporting Holders, collectively, the “Supporting Holders”) have entered into voting and support agreements (each, a “Voting and Support Agreement”) with the Company and Expro pursuant to which, among other things, the Company Supporting Holders and the Expro Supporting Holders have agreed, subject to certain limitations and exceptions, not to transfer any of their Company Common Stock or Expro Ordinary Shares, respectively, until the earlier of the date the Merger Agreement is terminated, the Effective Time and October 31, 2021, and to vote such shares in a manner to facilitate the consummation of the Merger and the Transactions. The Voting and Support Agreements of the Company Supporting Holders also contain customary lock-up provisions that restrict the ability of the Company Supporting Holders to transfer their shares of Company Common Stock held as of the commencement of the lock-up period described below, for a period of 90 days following the earlier of October 31, 2021 and the Effective Time (the “Lock-Up”). Additionally, in accordance with the terms of the Merger Agreement and the Voting and Support Agreement, each of the Expro Supporting Holders is required to, within one business day following the date of the Merger Agreement, deliver a Drag Notice (as defined in the Merger Agreement) to holders of Expro Ordinary Shares who are not Supporting Holders (the “Dragged Holders”) requiring, among other things, that the Dragged Holders vote their shares in a manner to facilitate the consummation of the Merger and the Transactions.

The foregoing description is qualified in its entirety by reference to the full text of the form of Voting and Support Agreement, which is attached as Exhibit 10.1 to this Current Report on Form 8-K and incorporated into this Item 1.01 by reference.

Director Nomination Agreement

In connection with the Merger Agreement, the Company and certain shareholders of the Company and Expro have entered into a Director Nomination Agreement (the “Director Nomination Agreement”) to be effective as of the Effective Time. The Director Nomination Agreement provides, among other things, that commencing with the annual general meeting of the shareholders of the Company held in 2022:

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Provided that the Oak Hill Group (as defined in the Director Nomination Agreement) receives shares of Company Common Stock in the Merger equal to at least 20% of the Company Common Stock outstanding as of the Effective Time (after giving effect to the issuance of Company Common Stock in the Merger) (as adjusted for stock splits, reverse stock splits, stock dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like, the “Closing Shares”), Oak Hill Advisors, L.P. (“Oak Hill”) will have the right to designate (i) two persons as its nominees for election to the Company Board as non-executive directors for so long as the Oak Hill Group collectively owns shares of Company Common Stock equal to at least 20%

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of the Closing Shares and (ii) one person as its nominee for election to the Company Board as a non-executive director for so long as the Oak Hill Group collectively owns shares of Company Common Stock equal to at least 10% (but less than 20%) of the Closing Shares. Upon the Oak Hill Group ceasing to collectively own shares of Company Common Stock equal to at least 10% of the Closing Shares, Oak Hill will not have a right to designate a director to the Company Board.

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Provided that any Joinder Shareholder Group (as defined in the Director Nomination Agreement) receives shares of Company Common Stock in the Merger equal to at least 20% of the number of Closing Shares, the members of such Joinder Shareholder Group holding the majority of the Company Common Stock owned by such Joinder Shareholder Group (the “Joinder Shareholder Majority”) will collectively have the right to designate (i) two persons as their nominees for election to the Company Board as non-executive directors for so long as such Joinder Shareholder Group collectively owns shares of Company Common Stock equal to at least 20% of the Closing Shares and (ii) one person as their nominee for election to the Company Board as a non-executive director for so long as such Joinder Shareholder Group collectively owns shares of Company Common Stock equal to at least 10% (but less than 20%) of the Closing Shares. Upon such Joinder Shareholder Group ceasing to collectively own shares of Company Common Stock equal to at least 10% of the Closing Shares, the Joinder Shareholder Majority will not have a right to designate a director to the Company Board.

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The Mosing Parties (as defined in the Director Nomination Agreement) holding a majority of the Company Common Stock owned by the Mosing Parties (the “Mosing Majority”) shall have the right to designate one person as their nominee for election to the Company Board as a non-executive director. Upon the Mosing Family Members (as defined in the Director Nomination Agreement) ceasing to collectively own shares of Company Common Stock equal to at least 10% of the Closing Shares, the Mosing Majority will not have a right to designate a director to the Company Board.

The foregoing description is qualified in its entirety by reference to the full text of the form of the Director Nomination Agreement, which is attached as Exhibit 10.2 to this Current Report on Form 8-K and incorporated into this Item 1.01 by reference.

Amended and Restated Tax Receivable Agreement

In connection with the Merger Agreement, the Company, Frank’s International C.V. (“FICV”) and Mosing Holdings, LLC (“Mosing Holdings”) have entered into an Amended and Restated Tax Receivable Agreement (the “A&R TRA”), that amends and restates that certain Tax Receivable Agreement, dated as of August 14, 2013 (the “Original TRA”), entered into by and among the Company, FICV and Mosing Holdings in connection with the Company’s initial public offering. Pursuant to the A&R TRA, the Company, FICV and Mosing Holdings have agreed, among other things, (i) to terminate the early termination payment obligations that would be owed to Mosing Holdings under the Original TRA, (ii) that the Company will make a $15 million cash payment to Mosing Holdings at the closing of the Transactions (the “Closing Date Payment”) and (iii) to certain other potential future tax benefit payments by the Company to Mosing Holdings as more fully described therein. The terms of the A&R TRA are conditioned upon and subject to the closing of the Transactions and the payment to Mosing Holdings of the Closing Date Payment and, if such conditions do not occur, the A&R TRA will be terminated as of the date the Merger Agreement is terminated and will be null and void and the Original TRA will remain in effect in accordance with its terms.

The foregoing description is qualified in its entirety by reference to the full text of the A&R TRA, which is attached as Exhibit 10.3 to this Current Report on Form 8-K and incorporated into this Item 1.01 by reference.

Registration Rights Agreement

In connection with the Merger Agreement, the Company and certain shareholders of Expro (collectively, the “Registration Rights Holders”) have entered into a registration rights agreement (the “Merger Registration Rights Agreement”). Pursuant to the Merger Registration Rights Agreement, among other things and subject to certain restrictions, the Company is required to file with the SEC a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), to register for sale the shares of Company Common Stock held by the Registration Rights Holders, to conduct certain underwritten offerings upon the request of the Registration Rights Holders and to provide the Registration Rights Holders with customary piggyback registration rights. The Merger Registration Rights

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Agreement shall become effective at the Effective Time and shall terminate prior to effectiveness if the Merger Agreement is terminated prior to the consummation of the Transactions. The Lock-Up on sales of Company Common Stock by the Registration Rights Holders is set forth in the Merger Registration Rights Agreement.

The foregoing description is qualified in its entirety by reference to the full text of the Merger Registration Rights Agreement, which is attached as Exhibit 4.1 to this Current Report on Form 8-K and incorporated into this Item 1.01 by reference.

Amended Registration Rights Agreement

In connection with the Merger Agreement, the Company and certain shareholders of the Company have entered into an Amendment (the “RRA Amendment”) to that certain Registration Rights Agreement, dated as of August 14, 2013 (the “Existing Registration Rights Agreement”), to be effective as of the Effective Time. The RRA Amendment amends the Existing Registration Rights Agreement in order to facilitate the transactions contemplated by the Merger Registration Rights Agreement.

The foregoing description is qualified in its entirety by reference to the full text of the RRA Amendment, which is attached as Exhibit 4.2 to this Current Report on Form 8-K and incorporated into this Item 1.01 by reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 10, 2021, the Compensation Committee of the Company Supervisory Board approved:

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An amendment to the existing Offer Letter with Mr. Kearney (the “Offer Letter Amendment”) to provide that upon his involuntary or mutually agreed termination of employment as the Chief Executive Officer of the Company, he will become entitled to accelerated vesting of his outstanding equity awards granted pursuant to the Company’s 2013 Long-Term Incentive Plan (the “LTIP”), with vesting determined for any such awards that are subject to performance criteria based on actual performance through the date of such termination of employment, provided that Mr. Kearney satisfies certain restrictive covenants during the remainder of the original vesting period under the award agreements, and provided further that if such termination of employment occurs within the 24-month period following a Change in Control (as such term is defined under the LTIP), vesting shall be based on the greater of (i) actual performance through the date of termination of employment, or (ii) the 100% target payout level under the applicable award; and

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An amendment to outstanding performance-based restricted stock unit awards (“PRSU Amendment”) to provide that upon an Involuntary Termination (as defined in the applicable award agreement) that occurs within the 24-month period following a Change in Control, and subject to the applicable awardholder’s execution of a release of claims against the Company, such awards shall become vested based on the greater of (i) actual performance through the date of termination of employment, or (ii) the 100% target payout level under the applicable awards.

On March 10, 2021, the Company Supervisory Board approved:

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An amendment to the Company’s Amended and Restated U.S. Executive Change-in-Control Severance Plan (the “Plan Amendment”) to provide that any accelerated vesting of outstanding performance-based equity-based awards that may be required pursuant to the terms of the plan upon a qualifying termination of employment in connection with a Change in Control shall be determined based on the greater of (i) actual performance through the date of termination of employment, or (ii) the 100% target payout level under the applicable awards.

The foregoing descriptions are summaries only and are qualified in their entirety by reference to the full text of the Offer Letter Amendment, the PRSU Amendment, and the Plan Amendment, as applicable, copies of which will be filed as exhibits to the Company’s Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2021.

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Item 7.01 Regulation FD Disclosure.

On March 11, 2021, the Company issued a press release announcing the Merger. A copy of the press release containing the announcement is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

In addition, on March 11, 2021, the Company posted a presentation on its website, www.franksinternational.com. A copy of the investor presentation is furnished herewith as Exhibit 99.2 and incorporated by reference herein.

Item 8.01 Other Events.

To the extent required, the information included in Item 7.01 of this Current Report on Form 8-K is incorporated by reference into this Item 8.01.

Important Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the Transactions, the Company intends to file relevant materials with the SEC, including a Registration Statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus of the Company. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of the Company and Expro. SHAREHOLDERS OF THE COMPANY AND EXPRO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS. Such shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about the Company and Expro once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Additional information is available on the Company’s website, www.franksinternational.com.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Transactions. Expro and its officers and directors may also be deemed participants in such solicitation. Information regarding the Company’s directors and executive officers is contained in the proxy statement for the Company’s 2020 Annual Meeting of Shareholders, which was filed with the SEC on April 28, 2020, the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 1, 2021, and certain of its Current Reports on Form 8-K. You can obtain a free copy of these documents at the SEC’s website at http://www.sec.gov or by accessing Frank’s website at http://www.franksinternational.com. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward Looking Statements

This report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include those that express a belief, expectation or intention, as well as those that are not statements of historical fact. All statements, other than statements of historical fact, included in this report that address activities, events or developments that the Company or Expro expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance that convey the uncertainty of future events or outcomes identify forward-looking statements, although not all forward-looking statements contain such identifying words. Without limiting the

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generality of the foregoing, forward-looking statements contained in this report specifically include, but are not limited to, statements, estimates and projections regarding the Transactions, pro forma descriptions of the combined company, anticipated or expected revenues, EBITDA, synergies or cost-savings, operations, integration and transition plans, opportunities and anticipated future performance. These statements are based on certain assumptions made by the Company and Expro based on management’s experience, expectations and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of performance.

Although the Company and Expro believe the expectations reflected in these forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Moreover, such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company and Expro, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. Such risks and uncertainties include the risk of the failure to obtain the required votes of the Company’s and Expro’s shareholders; the timing to consummate the Transactions; the risk that the conditions to closing of the Transactions may not be satisfied or that the closing of the Transactions otherwise does not occur; the failure to close the Transactions on the anticipated terms, including the anticipated tax treatment; the risk that a regulatory approval, consent or authorization that may be required for the Transactions is not obtained in a timely manner or at all, or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; unanticipated difficulties or expenditures relating to the Transactions; the diversion of management time on Transaction-related matters; the ultimate timing, outcome and results of integrating the operations of the Company and Expro; the effects of the business combination of the Company and Expro following the consummation of the Transactions, including the combined company’s future financial condition, results of operations, strategy and plans; the risk that any announcements relating to the Transactions could have adverse effects on the market price of the Company Common Stock; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transactions; expected synergies and other benefits from the Transactions; the potential for litigation related to the Transactions; results of litigation, settlements and investigations; actions by third parties, including governmental agencies; volatility in customer spending and in oil and natural gas prices, which could adversely affect demand for the Company’s and Expro’s services and their associated effect on rates, utilization, margins and planned capital expenditures; global economic conditions; liabilities from operations; decline in, and ability to realize, backlog; equipment specialization and new technologies; adverse industry conditions; adverse credit and equity market conditions; difficulty in building and deploying new equipment; difficulty in integrating acquisitions; shortages, delays in delivery and interruptions of supply of equipment, supplies and materials; weather; loss of, or reduction in business with, key customers; legal proceedings; ability to effectively identify and enter new markets; governmental regulation, including legislative and regulatory initiatives addressing global climate change or other environmental concerns; investment in and development of competing or alternative energy sources; ability to retain and hire key personnel, including management and field personnel; the length of time it will take for the United States and the rest of the world to slow the spread of the COVID-19 virus to the point where applicable authorities ease current restrictions on various commercial and economic activities; and other important factors that could cause actual results to differ materially from those projected.

All such factors are difficult to predict and are beyond the Company’s or Expro’s control, including those detailed in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on Frank’s website at http://www.franksinternational.com and on the SEC’s website at http://www.sec.gov. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company and Expro undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d)    Exhibits.

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Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of March 10, 2021, by and among Frank’s International N.V., New Eagle Holdings Limited and Expro Group Holdings International Limited.

4.1	Registration Rights Agreement, dated as of March 10, 2021, by and among Frank’s International N.V. and the shareholders party thereto.

4.2	Amendment to Registration Rights Agreement, dated as of March 10, 2021, by and among Frank’s International N.V. and the shareholders party thereto.

10.1	Form of Voting and Support Agreement.

10.2	Form of Director Nomination Agreement.

10.3	Amended and Restated Tax Receivable Agreement, dated as of March 10, 2021, by and among Frank’s International N.V., Frank’s International C.V. and Mosing Holdings, LLC.

99.1	Press Release, dated March 11, 2021.

99.2	Investor Presentation, dated March 11, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 11, 2021

Frank’s International N.V.

By:	/s/ John C. Symington
John C. Symington
Senior Vice President, General Counsel, Secretary and Chief Compliance Officer

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Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

FRANK’S INTERNATIONAL N.V.,

a public company organized under the laws of the Netherlands,

NEW EAGLE HOLDINGS LIMITED,

an exempted company limited by shares incorporated under the laws of the Cayman Islands,

and

EXPRO GROUP HOLDINGS INTERNATIONAL LIMITED,

an exempted company limited by shares incorporated under the laws of the Cayman Islands

Dated as of March 10, 2021

TABLE OF CONTENTS

ARTICLE 1

THE MERGERS

1.1	Merger of the Company into Merger Sub	3
1.2	Parent Matters	4
1.3	Closing Date	5

ARTICLE 2

CONVERSION OF SHARES; EXCHANGE PROCEDURES

2.1	Conversion of Shares by the Merger	5
2.2	Treatment of Company Equity Awards	7
2.3	Company Warrants	9
2.4	Closing of Transfer Books	9
2.5	Exchange in the Merger	10
2.6	Further Action	11

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Organization and Good Standing	12
3.2	Authority; No Conflict	13
3.3	Capitalization	14
3.4	Financial Statements	15
3.5	Absence of Certain Changes and Events	16
3.6	Information Supplied	16
3.7	Intellectual Property	16
3.8	Property	17
3.9	Taxes	19
3.10	Employee Benefit Plans	21
3.11	Compliance With Legal Requirements; Governmental Authorizations	24
3.12	Environmental Matters	24
3.13	Legal Proceedings	25
3.14	Contracts; No Defaults	26
3.15	Insurance	29
3.16	Labor and Employment Matters	29
3.17	Brokers	30

i

3.18	Customers and Suppliers	30
3.19	Anti-Takeover Statutes	30
3.20	Ownership of Parent Common Stock	30
3.21	Anti-Bribery	30
3.22	Trade Controls	31
3.23	Related Parties.	31
3.24	No Other Representations and Warranties	31

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PARENT GROUP PARTIES

4.1	Organization and Good Standing	32
4.2	Authority; No Conflict	33
4.3	Capitalization	34
4.4	Parent SEC Filings	35
4.5	Financial Statements	36
4.6	Absence of Certain Changes and Events	37
4.7	Information Supplied	37
4.8	Intellectual Property	37
4.9	Property	38
4.10	Taxes	40
4.11	Employee Benefit Plans	42
4.12	Compliance with Legal Requirements; Governmental Authorizations	45
4.13	Environmental Matters	45
4.14	Legal Proceedings	46
4.15	Contracts; No Defaults	47
4.16	Insurance	49
4.17	Labor and Employment Matters	50
4.18	Brokers	51
4.19	Customers and Suppliers	51
4.20	Opinion of Financial Advisor	51
4.21	Anti-Takeover Statutes	51
4.22	Ownership of Company Ordinary Shares	51
4.23	Anti-Bribery	51
4.24	Trade Controls	52
4.25	Related Parties.	52
4.26	No Other Representations and Warranties	52

ARTICLE 5

CERTAIN COVENANTS

5.1	Operation of the Company’s Business	53
5.2	Operation of Parent’s Business	57
5.3	Access to Information	62
5.4	Notification	63

5.5	No Solicitation by the Company	63
5.6	No Solicitation by Parent	67
5.7	Registration Statement	72
5.8	Cooperation; Regulatory Approvals	73
5.9	Disclosure	74
5.10	Listing	75
5.11	Takeover Laws and Provisions	75
5.12	Parent Shareholder Approval; Company Member Approval	75
5.13	Entity Formation and Contribution	77
5.14	Tax Matters	77
5.15	Employee Benefits	78
5.16	Indemnification of Officers and Directors	79
5.17	Transaction Litigation	81
5.18	Drag Right	81
5.19	Resignation of Directors and Officers	82

ARTICLE 6

CONDITIONS PRECEDENT

6.1	Conditions to Each Party’s Obligations	82
6.2	Conditions of Parent Group Parties	83
6.3	Conditions of the Company	83
6.4	Frustration of Closing Conditions	84

ARTICLE 7

TERMINATION

7.1	Termination	84
7.2	Effect of Termination	86
7.3	Expenses	88

ARTICLE 8

MISCELLANEOUS PROVISIONS

8.1	Amendment	88
8.2	Remedies Cumulative; Waiver	88
8.3	Survival	89
8.4	Entire Agreement	89
8.5	Execution of Agreement; Counterparts; Electronic Signatures	89
8.6	Governing Law	90
8.7	Exclusive Jurisdiction; Venue; WAIVER OF JURY TRIAL	90
8.8	Disclosure Schedules	90
8.9	Assignments and Successors	91
8.10	No Third-Party Rights	91

8.11	Notices	92
8.12	Construction; Usage	93
8.13	Enforcement of Agreement	94
8.14	Severability	95
8.15	Certain Definitions	95

Exhibits

Exhibit A	-	Plan of Merger

Exhibit B	-	Parent Amended Articles

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of March 10, 2021, by and among FRANK’S INTERNATIONAL N.V., a public company organized under the laws of the Netherlands (“Parent”), NEW EAGLE HOLDINGS LIMITED, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Parent (“Merger Sub”), and EXPRO GROUP HOLDINGS INTERNATIONAL LIMITED, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Company”). Certain capitalized terms used in this Agreement are defined in Section 8.15.

RECITALS

WHEREAS, subject to the terms and conditions of this Agreement and in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), the Parties intend that the Company shall be merged with and into Merger Sub, with Merger Sub surviving the merger as a direct, wholly owned Subsidiary of Parent (the “Merger”);

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, (i) determined that this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby (the “Transactions”), including the Merger, are in the Company’s best commercial interests, (ii) approved and declared advisable this Agreement, the Plan of Merger and the Transactions, including the Merger, (iii) directed that this Agreement, the Plan of Merger and the Transactions be submitted to the members of the Company for approval and adoption and (iv) recommended to the members of the Company that they approve and adopt this Agreement, the Plan of Merger and the Transactions;

WHEREAS, each of the board of supervisory directors of Parent (the “Parent Supervisory Board”) and the board of managing directors of Parent (the “Parent Managing Board”), at meetings duly called and held by each such board, (i) determined that this Agreement, the Parent Amended Articles, the Parent Reverse Stock Split, the Parent Board Changes and the Transactions, including the issuance of the shares of Parent Common Stock pursuant to this Agreement (the “Parent Stock Issuance”), are in the best interests of Parent and its business taking into account its shareholders, employees and other relevant stakeholders, (ii) approved and declared advisable this Agreement, the Parent Amended Articles, the Parent Reverse Stock Split, the Parent Board Changes and the Transactions, including the Parent Stock Issuance, (iii) directed that this Agreement, the Parent Amended Articles, the Parent Reverse Stock Split, the Parent Board Changes and the Transactions, including the Parent Stock Issuance, be submitted to the holders of Parent Common Stock for approval and adoption and (iv) recommended that the holders of Parent Common Stock approve and adopt this Agreement, the Parent Amended Articles, the Parent Reverse Stock Split, the Parent Board Changes and the Transactions, including the Parent Stock Issuance;

WHEREAS, Parent, in its capacity as the sole member of Merger Sub, has approved and declared advisable this Agreement, the Plan of Merger and the Transactions, including the Merger;

WHEREAS, as an inducement to Parent and the Company to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain holders of outstanding Company Ordinary Shares (each a “Company Designated Member”) (a) have entered into voting and support agreements (the “Company Voting Agreements”) pursuant to which, subject to the terms and conditions set forth therein, each Company Designated Member has agreed to vote all Company Ordinary Shares held by such Company Designated Member in favor of the approval and adoption of this Agreement, the Plan of Merger and the Transactions by (i) written consent in lieu of a meeting pursuant to Article 11.15 of the Company’s Articles of Association (the “Company Written Consent”) promptly following the Registration Statement being declared effective by the SEC or (ii) at the Company Member Meeting called for such purpose and (b) are delivering within one Business Day of the date hereof written notice pursuant to Article 3 and Section 9.02 of the Company Shareholders Agreement (the “Drag Notice”) to the Dragged Holders (as defined in the Company Shareholders Agreement) exercising the rights of the Company Designated Members to require such Dragged Holders to support this Agreement, the Plan of Merger and the Transactions by, among other things, executing the Company Written Consent or voting all of such Dragged Holder’s Company Ordinary Shares at the Company Member Meeting, in accordance with Article 3 of the Company Shareholders Agreement;

WHEREAS, as an inducement to Parent and the Company to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain shareholders of Parent (the “Parent Designated Shareholders”) have entered into voting and support agreements (the “Parent Voting Agreements”) pursuant to which, subject to the terms and conditions set forth therein, each Parent Designated Shareholder has agreed to vote all shares of Parent Common Stock held by such Parent Designated Shareholder in favor of the approval and adoption of this Agreement, the Parent Amended Articles, the Parent Reverse Stock Split, the Parent Board Changes, and the Transactions, including the Parent Stock Issuance, at the extraordinary meeting of Parent’s shareholders to approve the Transactions (such meeting, including any reconvened meeting following a cancellation thereof, the “Parent Shareholder Meeting”);

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and certain members of the Company have entered into a registration rights agreement (the “Registration Rights Agreement”), to be effective as of the Effective Time;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and certain shareholders of Parent have entered into an Amendment to the Registration Rights Agreement, dated as of August 14, 2013 (the “Parent RRA Amendment”), to be effective as of the Effective Time;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and certain shareholders of Parent and members of the Company have entered into a director nomination agreement (the “Director Nomination Agreement”), to be effective as of the Effective Time;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Tax Receivable Agreement was amended and restated (the “A&R Tax Receivable Agreement”) to provide for, among other things, a settlement of the Early Termination Payment (as defined in the Tax Receivable Agreement); and

WHEREAS, for U.S. federal income tax purposes, (i) this Agreement is intended to constitute, and hereby is adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), and (ii) it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Parties agrees as follows:

ARTICLE 1

THE MERGERS

1.1 Merger of the Company into Merger Sub.

(a) Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Companies Act, at the Effective Time, the Company shall be merged with and into Merger Sub and the separate existence of the Company shall cease. Following the Effective Time, Merger Sub shall continue as the surviving company of the Merger (the “Surviving Company”).

(b) Effect of the Merger. The Merger shall have the effects set forth in this Agreement, the Plan of Merger and in the applicable provisions of the Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Company and Merger Sub shall immediately vest in the Surviving Company, and all mortgages, charges or security interests, and all Contracts, obligations, claims, debts and liabilities, of each of the Company and Merger Sub shall become the mortgages, charges or security interests, Contracts, obligations, claims, debts and liabilities of the Surviving Company, all as provided under the Companies Act and other applicable Legal Requirements.

(c) Effective Time. At, or prior to, the Closing on the Closing Date, the Parties shall consummate the Merger by filing, or causing to be filed, the Plan of Merger and the other requisite statutory documents relating to the Merger (the “Cayman Merger Documents”) with the Cayman Islands Registrar of Companies, in such form as required by, and executed and acknowledged in accordance with, the applicable provisions of the Companies Act. The Merger shall become effective at the time specified in the Plan of Merger (the “Effective Time”).

(d) Organizational Documents.

(i) At the Effective Time, the existing articles of association of Merger Sub shall be the articles of association of the Surviving Company until thereafter amended in accordance with their terms and applicable Legal Requirements.

(ii) At or prior to the Effective Time, the articles of association of Parent (the “Parent Articles”) shall be amended as set forth in Exhibit B (the “Parent Amended Articles”) and the Parent Articles, as amended by the Parent Amended Articles, shall be the articles of association of Parent until thereafter amended in accordance with their terms or by applicable Legal Requirements.

(e) Directors and Officers of the Surviving Company. The Parties shall take all necessary action such that, from and after the Effective Time, the directors and officers of Merger Sub shall be the directors and officers of the Surviving Company, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Company.

1.2 Parent Matters.

(a) Parent shall take necessary corporate action so that, effective upon the Effective Time, the size of the Parent Board shall be nine members. The Parent Supervisory Board shall recommend that the shareholders of Parent vote in favor of the election of each of the following individuals at the Parent Shareholder Meeting: (i) three directors designated by the Parent Supervisory Board (including Michael C. Kearney) prior to the mailing of the Proxy Statement (“Parent Designated Directors”) and (ii) six directors designated by the Company Board (including Michael Jardon, who shall also serve as the Chief Executive Officer of Parent) prior to the mailing of the Proxy Statement (“Company Designated Directors”), with such elections to be effective at the Effective Time. Michael C. Kearney shall be nominated to serve as Chairman of the Parent Board from and after the Closing until the earliest to occur of (x) the 2023 annual general meeting of the shareholders of Parent, (y) the Nominating and Governance Committee of the Parent Board, by unanimous approval (including the Parent Designated Director), appoints, or recommends to the Parent Board the appointment of, a new Chairman of the Parent Board, and (z) Mr. Kearney’s death or resignation. At least one Parent Designated Director and four Company Designated Directors shall qualify as independent directors under the NYSE Rules. Parent shall take necessary corporate action so that, upon and after the Effective Time, at least one Parent Designated Director will be appointed to the Nominating and Governance Committee of the Parent Board and at least one Parent Designated Director will be appointed to the Compensation Committee of the Parent Board. Each member of the Nominating and Governance Committee and the Compensation Committee of the Parent Board shall qualify as independent for purposes of such service under the NYSE Rules.

(b) Parent and the Company shall take all actions reasonably necessary so that, from and after the Effective Time, the name of Parent shall be “Expro Group Holdings N.V.”

(c) Parent and the Company shall take all actions reasonably necessary so that, from and after the Effective Time, the drilling and completions operations conducted by Parent immediately prior to the Effective Time will continue to be conducted under the trade name Frank’s International.

(d) Parent intends to maintain the Lafayette Facility for a period of not less than five years following the Effective Time. Each of Parent and the Company intends that for a period of not less than five years following the Effective Time, (i) the Lafayette Facility will continue to be located in Lafayette, Louisiana with, subject to any adjustments necessary or appropriate in the circumstances, substantially similar scope of operations as immediately prior to the Effective Time and (ii) the aggregate number of employees or contractors employed or engaged by Parent or the Surviving Company, as applicable, at the Lafayette Facility will remain sufficient for the operations conducted at the Lafayette Facility.

1.3 Closing Date. The closing of the Transactions (the “Closing”) shall take place at the offices of Vinson & Elkins LLP, 1001 Fannin Street, Suite 2500, Houston, Texas 77002, or remotely by exchange of documents and signatures (or their electronic counterparts), with certain Dutch law formalities being fulfilled simultaneously in the Netherlands, at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands, as soon as practicable on the third Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article 6 (other than those conditions that by their nature cannot be satisfied prior to the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) or at such other time and date as may be mutually agreed by Parent and the Company (such date, the “Closing Date”).

ARTICLE 2

CONVERSION OF SHARES; EXCHANGE PROCEDURES

2.1 Conversion of Shares by the Merger.

(a) Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of any of the Parties’ securities:

(i) any Company Ordinary Shares then owned by the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any Company Ordinary Shares then owned by Parent or Merger Sub or any of Parent’s Subsidiaries shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in clauses (i) and (ii) of this Section 2.1(a) and subject to Sections 2.1(b) and 2.1(d), each Company Ordinary Share then outstanding (including, for the avoidance of doubt, any such shares held by any wholly owned Subsidiary of the Company) shall be converted into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio in accordance with the provisions of section 233 (5) of the Companies Act; and

(iv) each ordinary share, par value $1.00 per share, of Merger Sub then outstanding shall be converted into one ordinary share of the Surviving Company.

(b) If, between the date of this Agreement and the Effective Time, the outstanding shares of any class of Company Ordinary Shares or Parent Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, reclassification, recapitalization, or other similar transaction or event, in each case other than the Parent Reverse Stock Split, or there occurs a record date with respect to any of the foregoing (other than the Parent Reverse Stock Split), then the Exchange Ratio with respect to such class and any similarly dependent items, as the case may be, shall be appropriately adjusted to provide the holders of Company Ordinary Shares and Company Equity Awards with the same economic effect as was contemplated by this Agreement prior to giving effect to such event.

(c) In order to facilitate the issuance of Parent Common Stock in the Merger, the Company shall procure that, immediately prior to the contribution in kind pursuant to Section 2.5(a) and subject to the last sentence of this Section 2.1(c), each Company Ordinary Share then outstanding shall be transferred to the Exchange Agent. Nothing in this Section 2.1(c) shall alter or affect the rights of the transferring holder of Company Ordinary Shares to receive Parent Common Stock in accordance with Section 2.1(a)(iii). The Company’s obligation under this Section 2.1(c) shall be limited such that the Company is required to transfer only such Company Ordinary Shares as it has the right to transfer as proxy or attorney-in-fact for the holders thereof pursuant to the Company Shareholders Agreement.

(d)

(i) No fractional shares of Parent Common Stock shall be issued in the Merger, but in lieu thereof each holder of Company Ordinary Shares otherwise entitled to a fractional share of Parent Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.1(d) and subject to the provisions of Section 2.5, a cash payment (without interest and rounded to the nearest cent) in lieu of such fractional shares of Parent Common Stock representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent in one or more transactions of shares of Parent Common Stock equal to the excess of (x) the aggregate number of shares of Parent Common Stock to be delivered to the Exchange Agent by Parent pursuant to Section 2.5(a) over (y) the aggregate number of whole shares of Parent Common Stock to be distributed to the holders of Company Ordinary Shares pursuant to Section 2.5(b) (such excess being herein called the “Excess Shares”). The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares. As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of Company Ordinary Shares, shall sell the Excess Shares at then prevailing prices on the NYSE in the manner provided in the following Section 2.1(d)(ii).

(ii) The sale of the Excess Shares by the Exchange Agent, as agent for the holders of Company Ordinary Shares that would otherwise receive fractional shares, shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. Until the proceeds of such sale or sales have been distributed to the holders of Company Ordinary Shares, the Exchange Agent shall hold such proceeds in trust for the holders of Company Ordinary Shares (the “Ordinary Shares Trust”). The Exchange Agent shall determine the portion of the Ordinary Shares Trust to which each holder of Company Ordinary Shares shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Ordinary Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Company Ordinary Shares would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of shares of Company Ordinary Shares would otherwise be entitled.

(iii) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Ordinary Shares in lieu of any fractional shares of Parent Common Stock, the Exchange Agent shall make available such amounts to such holders of Company Ordinary Shares without interest, subject to and in accordance with Section 2.5.

(e) All shares of Parent Common Stock issued pursuant to this Agreement shall be paid-up pursuant to the acquisition by Parent, by virtue of this Agreement, of the Company’s issued and outstanding share capital in accordance with Section 2.1(c) and Section 2.5(a). Such shares in the Company shall be deemed a non-cash contribution in kind (inbreng op aandelen anders dan in geld) on the shares of Parent Common Stock to be issued by means of the execution of a Dutch law deed pursuant to this Agreement, in connection to which in accordance with section 2:94b of the Dutch Civil Code (Burgerlijk Wetboek), a description of the valuation of such shares in the Company, signed by all members of the Parent Managing Board, and a statement by a registered Dutch accountant appointed by Parent shall be issued in accordance with the applicable rules under Dutch law. The Parties shall take all necessary action required for the execution of the Dutch law deed.

2.2 Treatment of Company Equity Awards. In accordance with the Company’s 2018 Management Incentive Plan (as amended from time to time, the “Company Equity Plan”) and the applicable award agreements governing equity-based awards granted thereunder that are outstanding immediately prior to the Effective Time, the following treatment shall apply with respect thereto:

(a) Company Share Options. By virtue of the Merger and without any action on the part of the holders thereof, each option to purchase Company Ordinary Shares granted under the Company Equity Plan (each, a “Company Share Option”), whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time shall, as of the Effective Time, cease to represent a right to acquire Company Ordinary Shares and shall be assumed by Parent and converted into an option (a “Parent Stock Option”) to acquire shares of Parent Common Stock. Each Parent Stock Option shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Company Share Option immediately prior to the Effective Time (including with respect to vesting conditions, expiration date, and exercise provisions), except that (i) the Closing shall be deemed to be a “Public Offering” thereunder, (ii) each Parent Stock Option shall be exercisable for that number of shares of Parent Common Stock (rounded, if necessary, to the nearest whole share) determined by multiplying the number of Company Ordinary Shares subject to such Company Share Option as of immediately prior to the Effective Time by the Exchange Ratio and (iii) the per share exercise price for each share of Parent Common Stock issuable upon exercise of the Parent Stock Option shall be (rounded, if necessary, up to the nearest whole cent) equal to the exercise price per share of Company Ordinary Shares under such Company Share Option divided by the Exchange Ratio; provided, however, that the adjustments provided in this Section 2.2(a) with respect to any Company Share Options are intended to be effected in a manner that is consistent with Section 409A of the Code and the applicable regulations promulgated thereunder; provided, further, that, in the case of any Company Share Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable under such Parent Stock Option shall be determined in accordance with the foregoing in a manner that also satisfies the requirements of Section 424(a) of the Code.

(b) Company Restricted Stock Unit Awards. Each restricted stock unit denominated in Company Ordinary Shares, whether subject to time-based, performance-based, or other vesting restrictions that was granted under the Company Equity Plan and that is outstanding as of immediately prior to the Effective Time (each such award, a “Company RSU Award” and together with the Company Share Options, the “Company Equity Awards”), whether vested or unvested, shall, as of the Effective Time, be accelerated and settled into the right to receive a number of shares of Parent Common Stock (net of any applicable taxes and withholdings) equal to the product of (i) the number of Company Ordinary Shares subject to such Company RSU Award multiplied by (ii) the Exchange Ratio (rounded, if necessary, to the nearest whole share).

Prior to the Effective Time, the Company Board (or the appropriate committee thereof) and the Parent Supervisory Board and the Parent Managing Board, as applicable (or the appropriate committees thereof), shall take such action and adopt such resolutions as are required to effectuate the treatment of the Company Equity Awards pursuant to the terms of this Section 2.2, including that: (i) the Parent Supervisory Board (or the appropriate committee thereof) and the Parent Managing Board, as applicable, shall take all corporate action necessary or advisable to assume and continue the Company Equity Plan subject to any amendment or termination in accordance with the terms of the Company Equity Plan; provided that all references to “Company” in the Company Equity Plan and the documents governing the Parent Stock Options after the Effective Time will be deemed to be references to Parent, and the number of shares of Parent Common Stock available for awards under the Company Equity Plan shall be determined by adjusting the number of shares of Company Ordinary Shares available for awards under the Company Equity Plan immediately before the Effective Time in accordance with the Exchange Ratio; (ii) the Parent Supervisory Board (or the appropriate committee thereof) and the Parent Managing Board, as applicable, shall take all corporate action necessary or advisable to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon the exercise of a Parent Stock Option; and (iii) the Company or the Company Board (or the appropriate committee thereof), as applicable, shall provide such notice, if any, to the extent required under the terms of the Company Equity Plan; obtain any necessary consents, waivers, or releases; adopt applicable resolutions; amend the terms of the Company Equity Plan or any outstanding awards and take all other appropriate actions to effectuate the provisions of this Section 2.2 and ensure that after the Effective Time, neither the Company nor any of its Subsidiaries will be required to deliver Company Ordinary Shares or any other securities to any Person upon the exercise of Company Share Options or the vesting of a Company RSU Awards and that no holder of any Company Equity Award or any beneficiary thereof, nor any other participant in the Company Equity Plan shall have any right thereunder to receive any payment or benefit with respect to any award previously granted under the Company Equity Plans, except as provided in this Section 2.2; provided, however, that the Company shall not pay any amounts for such consents, waivers, or releases without the prior written consent of Parent. As soon as practicable following the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor form, or if Form S-8 is not available, other appropriate forms) with respect to the shares of Parent Common Stock subject to such Parent Stock Options, and Parent shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Stock Options remain outstanding and are required to be registered.

2.3 Company Warrants.

(a) At the Effective Time and by virtue of the Merger, and in accordance with the terms of each warrant to purchase Company Ordinary Shares that is listed on Section 2.3 of the Company Disclosure Schedule (collectively, the “Company Warrants”) and that is issued and outstanding immediately prior to the Effective Time, Parent shall execute a replacement warrant agreement (a “Replacement Warrant Agreement”) and issue a replacement warrant (each, a “Replacement Warrant”) that complies with and satisfies the applicable terms and conditions under each such Company Warrant and that certain Warrant Agreement between the Company and Cortland Capital Market Services LLC, dated as of February 5, 2018, to each holder thereof.

(b) Each Replacement Warrant shall have an exercise price equal to the par value of the Parent Common Stock and be exercisable for a number of shares of Parent Common Stock equal to (rounded to the nearest whole number):

(i) the number of Company Ordinary Shares that would have been issuable upon exercise of the Company Warrants outstanding immediately prior to the Effective Time assuming such holder had exercised its Company Warrant pursuant to a Cashless Exercise (as defined in such Company Warrant) using the Market Price (as defined in the Company Warrant) of the Parent Common Stock on the Business Day which next precedes the day of the Effective Time multiplied by the Exchange Ratio (without giving effect to any adjustment thereto referenced in Section 2.3(d)) for purposes of determining the Market Value of the Company Ordinary Shares for purposes of such Cashless Exercise (which number of Company Shares if calculated to be zero or a negative number, shall be zero) (such number, the “Net Company Warrant Shares”), multiplied by

(ii) the Exchange Ratio.

(c) Notwithstanding the foregoing, if as a result of such calculation any Replacement Warrant is exercisable for no shares of Parent Common Stock, then Parent shall not be required to issue a Replacement Warrant for the applicable Company Warrant and such Company Warrant shall be canceled. From and after the Closing, Parent shall comply with all of the terms and conditions set forth in any such Replacement Warrant and the Replacement Warrant Agreement.

(d) To the extent Replacement Warrants are issued pursuant to this Section 2.3, the Exchange Ratio shall be adjusted as set forth in clause (a) of the proviso in the definition thereof.

2.4 Closing of Transfer Books. At the Effective Time: (i) all holders of Company Ordinary Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as members of the Company other than the right to receive the consideration contemplated by Section 2.1, cash in lieu of any fractional share of Parent Common Stock pursuant to Section 2.1(d) and any dividends or other distributions payable pursuant to Section 2.5(c); and (ii) the share transfer books of the Company shall be closed with respect to all Company Ordinary Shares outstanding immediately prior to the Effective Time. No further transfer of any such Company Ordinary Shares shall be made on such share transfer books after the Effective Time. If, after the Effective Time, any Company Ordinary Shares are presented to the Exchange Agent or to the Surviving Company or Parent, such Company Ordinary Shares shall be canceled and shall be exchanged as provided in Section 2.5. No later than three Business Days prior to the Closing Date, the Company shall deliver to Parent a true and correct share ledger of the Company with respect to the Company Ordinary Shares, the Company Warrants and the Company Equity Awards. Parent, the Surviving Company and the Exchange Agent shall be entitled to rely upon such information for all purposes of this Agreement and, to the fullest extent permitted by applicable Legal Requirements, none of the Parent Group Parties or the Exchange Agent or their respective Affiliates shall have any liability to any member of the Company (including any holder of Company Warrants or Company Equity Awards) or any other Person relying on or taking actions in accordance with such information.

2.5 Exchange in the Merger.

(a) Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as exchange agent in the Merger (the “Exchange Agent”). Immediately prior to the Effective Time, and in accordance with the provisions of Section 2:94b of the Dutch Civil Code (Burgerlijk Wetboek), Parent shall cause the Exchange Agent, acting solely in its capacity as exchange agent hereunder and solely for the account and benefit of the former members of the Company, to contribute all of the issued and outstanding Company Ordinary Shares received by the Exchange Agent pursuant to Section 2.1(c) to Parent as a non-cash contribution in kind (inbreng op aandelen anders dan in geld). In consideration of such contribution in kind, at the Effective Time, Parent shall issue (uitgeven) and deliver (leveren) to the Exchange Agent, acting solely in its capacity as exchange agent hereunder and solely for the account and benefit of the former members of the Company, validly issued, fully paid and non-assessable uncertificated shares of Parent Common Stock issuable pursuant to Section 2.1 represented by a book entry (or appropriate alternative arrangements if certificates representing Parent Common Stock will be issued). Any shares of Parent Common Stock deposited with the Exchange Agent (including any dividends or other distributions in accordance with Section 2.5(c)), together with the funds held in the Ordinary Shares Trust, shall hereinafter be referred to as the “Exchange Fund.”

(b) As promptly as reasonably practicable after the Effective Time, the Surviving Company shall instruct the Exchange Agent to mail to the record holders of Company Ordinary Shares, if required by the processes and procedures of the Exchange Agent, a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands that specifies that delivery of the Exchange Fund to the registered holders of Company Ordinary Shares shall be effected) and containing such provisions as Parent and the Company reasonably agree prior to the Effective Time. Exchange of Company Ordinary Shares shall be effected in accordance with the Exchange Agent’s customary procedures with respect to securities represented by book entry. Upon delivery of a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, each holder of Company Ordinary Shares shall be entitled to receive in exchange therefor uncertificated shares of Parent Common Stock represented by a book entry (or appropriate alternative arrangements if certificates representing Parent Common Stock will be issued) that such holder has the right to receive pursuant to the provisions of Section 2.1, cash in lieu of any fractional share of Parent Common Stock pursuant to Section 2.1(d) and any dividends or other distributions payable pursuant to Section 2.5(c).

(c) Dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to holders of Company Ordinary Shares with respect to the shares of Parent Common Stock to which such holders are entitled, through the Exchange Agent acting for their account and benefit, as a result of the Merger (subject to the effect of applicable escheat law or similar Legal Requirement, to receive all such dividends and distributions, without interest).

(d) Any portion of the Exchange Fund that remains undistributed to holders of Company Ordinary Shares as of the date 12 months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Ordinary Shares who have not theretofore submitted a letter of transmittal shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.1(d), and any dividends or distributions with respect to Parent Common Stock, in each case without interest thereon.

(e) Each of the Exchange Agent, Parent, the Company, Merger Sub and the Surviving Company shall be entitled to deduct and withhold, or cause to be deducted or withheld, from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of state, local, or non-U.S. Tax Legal Requirements or under any other applicable Legal Requirement (and, for the avoidance of doubt, to the extent deduction and withholding is required, such deduction and withholding may be taken in Parent Common Stock). To the extent such amounts are so deducted or withheld and paid over to the relevant Governmental Body, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of whom such deduction or withholding was made, and, if withholding is taken in Parent Common Stock, the relevant withholding party shall be treated as having sold such Parent Common Stock on behalf of such Person for an amount of cash equal to the fair market value thereof at the time of the withholding (which fair market value shall be deemed to be the closing price of shares of Parent Common Stock on the NYSE on the Closing Date) and having paid such cash proceeds to the appropriate Governmental Body.

(f) Neither Parent nor the Surviving Company shall be liable to any holder or former holder of Company Ordinary Shares or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, properly delivered to any public official pursuant to any applicable abandoned property law, escheat law, or similar Legal Requirement.

2.6 Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full right, title, and possession of and to all rights and property of, with respect to the Surviving Company, Merger Sub or the Company, the officers and directors of the Surviving Company and Parent as applicable, shall be fully authorized (in the name of the applicable Party) to take such action.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Disclosure Schedule, the Company represents and warrants to each of the Parent Group Parties as follows:

3.1 Organization and Good Standing.

(a) The Company and each of its Subsidiaries are limited companies or other entities duly organized, validly existing, and in good standing under the laws of their respective jurisdictions of incorporation or organization, with full limited company or other entity power and authority to conduct their respective businesses as now being conducted, to own or use the respective properties and assets that they purport to own or use, and to perform all their respective obligations under Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets are bound, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries are duly qualified to do business as foreign limited companies or other entities and are in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by them, or the nature of the activities conducted by them, requires such qualification, except where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Section 3.1(b) of the Company Disclosure Schedule contains a complete and correct list as of the date of this Agreement of (i) the name, equity capitalization and schedule of equity holders of each Subsidiary of the Company and (ii) the name of, and the Company’s percentage equity ownership interest in, each Company Joint Venture. Other than the Subsidiaries of the Company set forth on Section 3.1(b) of the Company Disclosure Schedule and the Company Joint Ventures, as of the date of this Agreement, the Company does not own any shares of capital stock or other equity interests in any Person, and has no binding obligations, whether contingent or otherwise, to purchase any shares of capital stock or other equity interests in any Person. All outstanding shares of capital stock and other equity interests of the Subsidiaries of the Company are owned by the Company, or a direct or indirect wholly owned Subsidiary of the Company, free and clear of all Encumbrances, except for such Encumbrances as may be provided under the Securities Act, Permitted Liens or any transfer restrictions set forth in the Organizational Documents of such Subsidiary. Each outstanding share of capital stock or other equity interests of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid, and nonassessable.

(c) Copies of the Organizational Documents of the Company and each of its Subsidiaries, as in effect on the date of this Agreement, have been made available to Parent.

3.2 Authority; No Conflict.

(a) The Company has all necessary entity power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary entity action and no other entity proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions. The Company Requisite Approval is the only vote or approval of the holders of any class or series of equity securities of the Company necessary to adopt and approve this Agreement and the Transactions. The Company Board has (i) determined that this Agreement, the Plan of Merger and the Transactions, including the Merger, are in the Company’s best commercial interests, (ii) approved and declared advisable this Agreement, the Plan of Merger and the Transactions, including the Merger, (iii) directed that this Agreement, the Plan of Merger and the Transactions be submitted to the members of the Company for approval and adoption and (iv) recommended to the members of the Company that they approve and adopt this Agreement, the Plan of Merger and the Transactions (such recommendation described in clause (iv), the “Company Board Recommendation”). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due and valid execution of this Agreement by each of the Parent Group Parties, constitutes the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by the Bankruptcy and Equity Exception.

(b) Neither the execution and delivery of this Agreement nor the consummation of any of the Transactions do or will (with or without notice or lapse of time or both) (i) contravene, conflict with, or result in a violation of the Organizational Documents of the Company or any of its Subsidiaries; (ii) assuming compliance with the matters referred to in Section 3.2(c), contravene, conflict with, or result in a violation of any Legal Requirement or any Order to which the Company or any of its Subsidiaries, or any of the assets owned or used by any of the Company or any of its Subsidiaries, is subject; (iii) assuming compliance with the matters referred to in Section 3.2(c), contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by the Company or any of its Subsidiaries; (iv) result in any violation or default (with or without notice or lapse of time, or both) under, or acceleration of any obligation or the loss, suspension, limitation or impairment of a benefit under (or right of the Company or any of its Subsidiaries to own or use any assets or properties required for the conduct of their respective businesses) or result in (or give rise to) the creation of any Encumbrance or any rights of termination, cancellation, first offer or first refusal, in each case, with respect to any of the properties or assets of the Company or any of its Subsidiaries under any provision of any Contract evidencing Indebtedness, any lease, any Company Material Contract, any Company Permit or any Organizational Document of any Company Joint Venture; or (v) result in the imposition or creation of any Encumbrance (other than a Permitted Lien) upon or with respect to any of the assets owned or used by the Company or any of its Subsidiaries, except, in the case of clauses (ii), (iii), (iv) and (v), for any such conflicts, violations, breaches, defaults, or other occurrences that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement and the consummation of the Transactions by the Company will not, require any Consent of, or filing with or notification to, any Person, except for (i) applicable requirements, if any, of the Exchange Act, the Securities Act and state securities or “blue sky” Legal Requirements (“Blue Sky Laws”), (ii) any pre-merger notification requirements of the HSR Act and any required regulatory approvals under the Antitrust Laws as determined pursuant to Section 5.8, (iii) filing of the Cayman Merger Documents with the Cayman Islands Registrar of Companies in accordance with the Companies Act and (iv) the Company Requisite Approval.

3.3 Capitalization.

(a) As of the date of this Agreement, the authorized share capital of the Company consists of 100,000,000 Company Ordinary Shares. At the close of business on March 8, 2021 (the “Capitalization Reference Date”), (i) 58,489,895 Company Ordinary Shares were issued and outstanding; (ii) no Voting Debt of the Company was outstanding; (iii) no Company Ordinary Shares were held in the treasury of the Company; (iv) 5,777,497 Company Share Options were outstanding at the exercise prices set forth on Section 3.3(a) of the Company Disclosure Schedule; (v) 111,074 Company RSU Awards were outstanding; and (vi) as set forth on Section 2.3 of the Company Disclosure Schedule, Company Warrants to purchase 5,782,392 Company Ordinary Shares were outstanding. All outstanding Company Ordinary Shares are validly issued, fully paid and non-assessable and not subject to any preemptive rights. All outstanding Company Ordinary Shares have been issued in compliance in all material respects with applicable securities or other Legal Requirements. Except as set forth in this Section 3.3(a), as of the date of this Agreement, there are no outstanding: (1) shares of capital stock or other voting securities of the Company; (2) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of the Company, including Voting Debt of the Company, or (3) options, warrants, calls, rights (including preemptive rights), commitments or agreements to which the Company or any of its Subsidiaries is a party or by which it is bound in any case obligating the Company or any of its Subsidiaries to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock of the Company or any Voting Debt of the Company or other voting securities of the Company, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. All issued and outstanding Company Ordinary Shares are subject to the Company Shareholders Agreement.

(b) Other than the Company Shareholders Agreement and the Company Voting Agreements, there are not any shareholder agreements, voting trusts or other agreements to which the Company is a party or by which it is bound relating to the voting of any Company Ordinary Shares.

(c) Section 3.3(c) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a complete and correct list of outstanding Company Equity Awards, setting forth with respect to each such award, to the extent applicable: the name of the holder thereof; the plan under which such Company Equity Award was granted, if any; the number of Company Ordinary Shares or other equity security subject to such Company Equity Award; the per-share price at which such Company Equity Award may be exercised or the Company Ordinary Shares or other equity security subject to such Company Equity Award were sold or issued; the grant and expiration dates; and the terms of vesting, including whether (and to what extent) the vesting will be accelerated in any way by this Agreement or by termination of employment or change in position following the consummation of the Transactions.

3.4 Financial Statements.

(a) Section 3.4(a) of the Company Disclosure Schedule sets forth (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2019 and 2018 and the audited consolidated statement of operations, owners’ equity and cash flows of the Company and its Subsidiaries for the twelve month period ended December 31, 2019 and 2018 and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2020 (the “Last Balance Sheet”) and the unaudited consolidated statement of operations, owners’ equity and cash flows of the Company and its Subsidiaries for the nine month period ended September 30, 2020 (the financial statements referred to in clauses (i) and (ii), collectively, the “Company Financial Statements”). The Company Financial Statements were prepared in accordance with GAAP applied on a consistent basis during the period involved (except as may be indicated in the Company Financial Statements or the notes thereto) and fairly present in all material respects the financial condition and the results of operations, changes in owners’ equity and cash flow of the Company and its Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of the interim financial statements, to normal, recurring year-end adjustments. No financial statements of any Person other than the Company and its Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company.

(b) There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities adequately provided for on the Last Balance Sheet (including the notes thereto) contained in the Company Financial Statements; (ii) liabilities incurred in the ordinary course of business subsequent to September 30, 2020; (iii) current liabilities for fees and expenses incurred in connection with the Transactions; (iv) liabilities incurred as permitted under Section 5.1(b)(viii); and (v) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has any outstanding loan arrangements that would violate Section 402 of SOX if the Company was an issuer under Section 2(a)(4) of the Securities Act.

(c) The Company has established and maintains a system of internal accounting policies and controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s authorization, (ii) all income and expense items are in all material respects properly recorded for the relevant periods in accordance with the policies maintained by the Company and any of its Subsidiaries and (iii) financial statements and reports for external purposes are prepared in accordance with GAAP. Since January 1, 2019, the Company has not identified in writing and has not received written notice from an independent auditor of (x) any significant deficiency or material weakness in such internal accounting policies and controls, (y) any facts that, in their totality, reasonably constitute fraud that involves the Company’s or any of its Subsidiaries’ management or other employees who have a role in the preparation of financial statements or such internal accounting policies and controls or (z) any claim or allegation regarding any of the foregoing. There are no significant deficiencies or material weaknesses in the design or operation of the internal accounting policies and controls over financial reporting that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information.

3.5 Absence of Certain Changes and Events. Since (a) September 30, 2020 and through the date of this Agreement, the Company and each of its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice in all material respects, (b) December 31, 2019 and through the date of this Agreement, there has not been any circumstance, development, change, event, effect or occurrence that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (c) September 30, 2020 and through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1(b).

3.6 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Registration Statement will, at the date it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Registration Statement, to the extent it relates to the Company or its Subsidiaries or other information supplied by the Company for inclusion therein, will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied by the Parent Group Parties specifically for inclusion or incorporation by reference therein.

3.7 Intellectual Property.

(a) Section 3.7(a) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of all material registered or issued Intellectual Property owned or purportedly owned by the Company or its Subsidiaries. To the Knowledge of the Company, the material Owned Company IP is valid, subsisting, and enforceable as permitted by applicable Legal Requirements.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries collectively own all right, title, and interest in, or have adequate rights to use, all of the Company IP free and clear of all Encumbrances (in the manner and to the extent it has used the same) and (ii) the Company and its Subsidiaries are the sole beneficial owners, and, with respect to applications and registrations, record owners, of all the Owned Company IP. The Company and its Subsidiaries have taken reasonable actions to protect the confidentiality of their Trade Secrets and other confidential information in their possession. The Company and its Subsidiaries have obtained from their current and former employees, independent contractors and service providers, in each case who developed or were engaged to develop material Intellectual Property for the benefit of the Company or its Subsidiaries, all right, title and interest in and to all such Intellectual Property, free and clear of all Liens, whether by operation of law or through written assignments or other

Contracts. No current or former employee, independent contractor, service provider or other Person who has conceived, reduced to practice, authored or otherwise created or developed any material Intellectual Property for the Company has any right to receive further remuneration or consideration as a result of having conceived, reduced to practice, authored or otherwise created or developed such Intellectual Property for the Company.

(c) To the Knowledge of the Company, no third-party is in default of any material obligation related to an express grant to such third-party of a right to use the Intellectual Property set forth on Section 3.7(a) of the Company Disclosure Schedule. To the Knowledge of the Company, use by the Company and its Subsidiaries of any Company IP, and the conduct of their respective businesses, does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated, any Intellectual Property of any Person, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. No Legal Proceeding is pending or, to the Knowledge of the Company, has been threatened in writing against the Company or any of its Subsidiaries with regard to the Company’s or any of its Subsidiaries’ alleged infringement, misappropriation, or other violation of Intellectual Property or the validity or enforceability of any Owned Company IP, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(d) To the Knowledge of the Company, no Person, directly or indirectly, is infringing, misappropriating, diluting or otherwise violating or has infringed, misappropriated, diluted or otherwise violated any rights of the Company or any of its Subsidiaries in or to any Company IP in any material respect. No Legal Proceeding is pending or, to the Knowledge of the Company, has been threatened in writing by the Company or any of its Subsidiaries against any Person with regard to such Person’s alleged infringement, misappropriation, or other violation regarding any Owned Company IP, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(e) The Company is not subject to any outstanding or, to the Knowledge of the Company, prospective Order (including any motion or petition therefor) that restricts or impairs the ownership or use of any Company IP except for office actions issued by a Governmental Body as part of the routine examination of applications for the registration of the Owned Company IP.

3.8 Property.

(a) Section 3.8(a) of the Company Disclosure Schedule includes a true, correct and complete list of all of the real property and interests in real property owned in fee by the Company or any of its Subsidiaries (the “Company Owned Real Property”). Section 3.8(a) of the Company Disclosure Schedule includes a true, correct and complete list of (i) all of the real property and interests in real property in which the Company or any of its Subsidiaries holds a leasehold or similar interest (the “Company Leased Real Property”; together with the Company Owned Real Property, collectively, the “Company Real Property Interests”) and (ii) all leases, subleases, licenses or other occupancy agreements of or relating to the Company Leased Real Property, including all amendments or modifications thereto and all guarantees thereof (the “Company Real Property Leases”), in each of clauses (i) and (ii), that are material to the Company.

(b) Except as listed on Section 3.8(a) of the Company Disclosure Schedule, no Person other than the Company and/or its Subsidiaries are in possession of, or has any rights to possess, occupy, and/or operate, the Company Real Property Interests. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good, valid and indefeasible fee simple title to the Company Owned Real Property and good, valid and subsisting leasehold interest or other comparable Contract rights in the Company Leased Real Property (other than Company Owned Real Property and Company Leased Real Property sold or otherwise disposed of in the ordinary course of business consistent with past practice since the date thereof), in each case, free and clear of all Encumbrances except Permitted Liens. The Company Real Property Interests constitutes all of the real property owned, leased or otherwise possessed, occupied, operated and/or used by the Company or its Subsidiaries that is material to the business of the Company and its Subsidiaries, and the Company and/or its Subsidiaries are in undisturbed and peaceable possession of the Company Real Property Interests, subject only to Permitted Liens. Except for as set forth in Section 3.8(b) of the Company Disclosure Schedule, each Company Real Property Lease is valid and in full force and effect, without material default (or matters which, with notice or the passage of time, or both, would constitute a material default) thereunder by the Company and/or its Subsidiaries or, to the Knowledge of the Company, the counterparty thereunder and enforceable in accordance with its terms, except as such enforcement may be limited by the Bankruptcy and Equity Exception. Each of the Company Owned Real Property and Company Leased Real Property are in good operating condition, except for normal maintenance and repair requirements and normal wear and tear, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) To the Knowledge of the Company, all material Governmental Authorizations from Governmental Bodies which are required or appropriate to use or occupy the Company Real Property Interests and to own, operate, construct and develop the business on the Company Real Property Interests have been issued and are in full force and effect. Except as shown in Section 3.8(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries have received any written notice (i) of any pending or threatened condemnation proceeding with respect to any Company Owned Real Property or (ii) from any Governmental Body or other entity having jurisdiction over the Company Real Property Interests threatening a current or prospective suspension, revocation, modification or cancellation of any Governmental Authorizations from Governmental Bodies as a result of a violation that remains uncured as of the Effective Time, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries (i) have good and valid title to, or a valid and subsisting leasehold interest or other comparable Contract rights in or relating to, all of the material personal properties and assets, tangible and intangible, and all other assets that they purport to own or lease or hold an easement interest in and that are used in or necessary for the conduct of their business as currently conducted and as proposed to be conducted, including good and valid title to, or (as applicable) a valid and subsisting leasehold or comparable interest in, all material personal properties and assets, tangible and intangible, and all other assets, reflected in the latest audited Company Financial Statements as being owned or leased by the Company and its Subsidiaries or acquired after the date thereof (other than personal property sold or otherwise disposed of in the ordinary course of business consistent with past practice since the date thereof), free and clear of all Encumbrances except Permitted Liens and (ii) are collectively the lessee of all personal property material to the business of the Company and its Subsidiaries which is purported to be leased by the Company and its Subsidiaries, and each lease for such personal property is valid and in full force and effect.

3.9 Taxes.

(a) All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been duly and timely filed (taking into account extensions of time for filing).

(b) Except as disclosed in the Company Virtual Data Room, all material Taxes due and payable by the Company and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid in full; all material Tax withholding and deposit requirements (and all material obligations to account for Tax to any Tax Authority) imposed on or with respect to the Company or any of its Subsidiaries have been satisfied; and there are no Encumbrances (other than Permitted Liens for current period Taxes not yet due and payable) on any of the assets of the Company or any of its Subsidiaries that arose in connection with, and neither the Company nor any of its Subsidiaries has been subject to any material penalty, fine, surcharge or interest that is due and payable and that has not been paid, as a result of, any failure (or alleged failure) to pay any material Tax.

(c) Except as disclosed in the Company Virtual Data Room, there is no outstanding material claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted or threatened in writing by any Tax Authority in any jurisdiction; and no written claim has been made, within the preceding three years, by a Tax Authority in a jurisdiction in which the Company or any of its Subsidiaries, as applicable, does not file Tax Returns or pay Taxes that it is or may be subject to Tax in such jurisdiction.

(d) Except as disclosed in the Company Virtual Data Room, no audit, examination, investigation, litigation or other administrative or judicial proceeding in respect of material Taxes or material Tax matters is pending, being conducted, or has been threatened in writing with respect to the Company or any of its Subsidiaries.

(e) Neither the Company nor any of its Subsidiaries has granted any currently effective extension or waiver of the limitation period with respect to the assessment or collection of any material Tax.

(f) Neither the Company nor any of its Subsidiaries is a party to or bound by any material Tax allocation, sharing or indemnity agreement or arrangement (not including, for the avoidance of doubt (i) an agreement or arrangement solely among the members of a group the common parent of which is the Company or any of its Subsidiaries or (ii) any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business consistent with past practice and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)). Neither the Company nor any of its Subsidiaries has any material liability for the Taxes of any Person (other than the Company or its Subsidiaries)

as a result of being a member of a consolidated group, fiscal unity, or unified group (including pursuant to Treasury Regulations Section 1.1502-6 or any similar provision of state, local or non-U.S. Legal Requirements, including sections 34, 35, 39 and 43 of the Dutch tax collection act), as a transferee or successor, by Contract or otherwise, in each case, other than an agreement, Contract or arrangement the primary purpose of which does not relate to Taxes.

(g) Neither the Company nor any of its Subsidiaries has requested, has received or is subject to any material written ruling of a Tax Authority that will be binding on it for any taxable period beginning on or after the Closing Date.

(h) The Company has made available to Parent true, correct and complete copies of all material Tax Returns filed by the Company or its Subsidiaries since January 1, 2017.

(i) The Company has been since its formation properly classified as a corporation for U.S. federal income Tax purposes. The U.S. federal income tax classification of each of the Company’s Subsidiaries is set forth on Section 3.9(i) of the Company Disclosure Schedule. Neither the Company nor any of its Subsidiaries is a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income tax purposes, other than any such arrangement solely among the Company and its Subsidiaries or among its Subsidiaries.

(j) Except as disclosed in Section 3.9(j) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is (i) resident for Tax purposes in any jurisdiction other than the jurisdiction in which it was incorporated or (ii) subject to Tax in any jurisdiction, other than the jurisdiction in which it is resident (or, in the case of any U.S. Subsidiary, in which it is resident or incorporated), by virtue of having, or being deemed to have, a permanent establishment, fixed place of business or similar taxable presence.

(k) All material transactions and arrangements between the Company and its Subsidiaries and/or between the Company and/or any of its Subsidiaries (on one hand) and any Affiliates thereof (on the other) comply in all material respects with all applicable transfer pricing requirements.

(l) Other than information provided in the ordinary course through the submission of periodic corporate income Tax Returns, neither the Company nor any of its Subsidiaries has been required to provide any Tax Authority with any information relating to arrangements which might enable, or might be expected to enable, any person to obtain an advantage in relation to Tax.

(m) To the Knowledge of the Company, any document subject to stamp duty that may be necessary or desirable in proving the title of the Company or any of its Subsidiaries to any asset has been duly stamped, and no such documents that are outside the United Kingdom would attract United Kingdom stamp duty if they were brought into the United Kingdom.

(n) The Company and its Subsidiaries have complied in all material respects with the requirements of all laws in respect of VAT and have been registered for the purposes of VAT at all times they were required to be so registered.

(o) The Closing will not result in the withdrawal or claw-back of any Tax Relief previously claimed by the Company or any of its Subsidiaries.

(p) To the Knowledge of the Company, no restricted securities have been acquired by (or by any associated person of) any of the Company’s or any of its Subsidiaries’ current, prospective or former (i) employees, (ii) directors or (iii) officers, resident in the United Kingdom for Tax purposes, without a valid joint election under section 431(1) of ITEPA having been signed by the relevant (current, prospective or former) employee, director or officer and its employer in respect thereof within 14 days of acquisition. Undefined terms in this Section 3.9(p) take their meaning from Part 7 ITEPA.

(q) The Company has not taken or agreed to take any action that could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment. To the Knowledge of the Company, no facts or circumstances exist that could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

3.10 Employee Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Schedule includes a true and complete list of each material Company Benefit Plan. As used herein, “Company Benefit Plan” means each of the following that is sponsored, maintained or contributed to or by the Company or any of its Subsidiaries or with respect to which the Company could have any liability, in each case, whether or not reduced to writing:

(i) each “employee benefit plan,” as such term is defined in Section 3(3) of Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (including employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA); and

(ii) each equity option plan, equity appreciation rights plan, restricted equity plan, phantom equity plan, or other equity-based compensation arrangement, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday policy, severance or redundancy pay plan, policy or agreement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, change in control plan or agreement, retention plan, agreement or arrangement, consulting agreement, employment agreement and each other employee benefit plan, agreement, arrangement, program, policy, practice or understanding that is not described in Section 3.10(a)(i).

(b) The Company has made available to Parent, upon request, true, correct and complete copies of each material Company Benefit Plan, including all amendments thereto (and where such Company Benefit Plan has not been reduced to writing, a written summary of material plan terms). The Company has also made available to Parent, with respect to each Company Benefit Plan and to the extent applicable, true, correct and complete copies of: (i) the most recent annual or other reports filed with each Governmental Body and all schedules thereto, (ii) the insurance contract and other funding agreement, and all amendments thereto, (iii) the most recent determination letter or opinion letter issued by the IRS, (iv) all material, non-routine notices, letters or other correspondence from any Governmental Body, and (v) any summary plan descriptions, summaries of material modifications, summaries of benefits and coverage, employee handbooks, and any other material written communications (or a description of any material oral communications).

(c) Neither the Company nor any of the Company’s ERISA Affiliates contributes to or has any obligation to contribute to, or has at any time within six years prior to the Closing Date contributed to or had an obligation to contribute to, and no Company Benefit Plan is (i) a multiemployer plan within the meaning of Section 3(37) of ERISA or (ii) a plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code. No Company Benefit Plan is funded through a trust that is intended to be exempt from U.S. federal income taxation pursuant to Section 501(c)(9) of the Code. Except as set forth on Section 3.10(c) of the Company Disclosure Schedule, any Company Benefit Plan that is a “pension plan” as such term is defined in Section 3(2) of ERISA (including pension plans, such as foreign plans, which are not subject to the provisions of ERISA) is fully funded on a termination basis.

(d) Except as would not reasonably be expected to result in material liability to the Company or any of its Subsidiaries:

(i) the Company and its Subsidiaries have performed all material obligations, whether arising by operation of any Legal Requirement or by Contract, required to be performed by it or them in connection with the Company Benefit Plans, and there have been no defaults or violations by any other party to the Company Benefit Plans;

(ii) (A) all material reports and disclosures relating to the Company Benefit Plans required to be filed with or furnished to Governmental Bodies, Company Benefit Plan participants or Company Benefit Plan beneficiaries have been filed or furnished in accordance with applicable Legal Requirements in a timely manner, (B) each Company Benefit Plan has been documented, operated and administered in substantial compliance with its governing documents and applicable Legal Requirements, and (C) each Company Benefit Plan that is a “nonqualified deferred compensation” arrangement under Section 409A of the Code is in compliance with Section 409A of the Code;

(iii) each of the Company Benefit Plans intended to be qualified under Section 401(a) of the Code (A) satisfies the requirements of Section 401(a) of the Code, (B) is maintained pursuant to a prototype document approved by the IRS, and is entitled to rely on a favorable opinion letter issued by the IRS with respect to such prototype document, or has received a favorable determination letter from the IRS regarding such qualified status, (C) has been amended as required by applicable Legal Requirements to maintain qualified status, and (D) has not been amended or operated in a way that would reasonably be expected to adversely affect such qualified status;

(iv) there are no claims pending (other than routine claims for benefits) or, to the Knowledge of the Company, threatened against, or with respect to, any of the Company Benefit Plans or their assets;

(v) all contributions required to be made to the Company Benefit Plans pursuant to their terms and provisions or pursuant to applicable Legal Requirements have been timely made and all benefits accrued under any unfunded Company Benefit Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with, GAAP;

(vi) as to any Company Benefit Plan intended to be qualified under Section 401(a) of the Code, there has been no termination or partial termination of the Company Benefit Plan within the meaning of Section 411(d)(3) of the Code;

(vii) no act, omission or transaction has occurred which would result in imposition on the Company, directly or indirectly, of (A) breach of fiduciary duty liability damages under Section 409 of ERISA, (B) a penalty assessed pursuant to Section 502 of ERISA or (C) a Tax imposed pursuant to Chapter 43 of Subtitle D of the Code; and

(viii) there is no matter pending (other than routine qualification determination filings) with respect to any of the Company Benefit Plans before any Governmental Body.

(e) Except as otherwise set forth on Section 3.10(e) of the Company Disclosure Schedule, the execution and delivery of this Agreement and the consummation of the Transactions will not (whether or not some other subsequent action or event would be required to cause such payment or provision to be triggered) (i) require the Company or any of its Subsidiaries to make a larger contribution to, pay greater compensation, payments or benefits under, or accelerate any vesting or funding under any Company Benefit Plan or under any Contract than such Company Benefit Plan or Contract, as applicable, would otherwise require absent the execution and delivery of this Agreement and the consummation of the Transactions, or (ii) create or give rise to any additional vested rights or service credits under any Company Benefit Plan or under any Contract.

(f) Neither the Company nor any of its Subsidiaries is a party to any Contract, nor has the Company or any of its Subsidiaries established any policy or practice, requiring it to make a payment or provide any other form of compensation or benefit to any Person performing services for the Company or any of its Subsidiaries upon termination of such services that would not be payable or provided in the absence of the consummation of the Transactions.

(g) Except as set forth on Section 3.10(g) of the Company Disclosure Schedule, in connection with the consummation of the Transactions, no payments of money or property, acceleration of benefits, or provisions of other rights have or will be made under this Agreement, under any agreement, plan or other program contemplated in this Agreement, under the Company Benefit Plans or under any Contract that, in the aggregate, would be reasonably likely to (i) result in imposition of the sanctions imposed under Sections 280G and 4999 of the Code, whether or not some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered or (ii) require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code. To the extent applicable, the Company has made available to Parent true and complete copies of any Section 280G calculations prepared (whether or not final) with respect to any disqualified individual in connection with the Transactions.

(h) Neither the Company nor any of its Subsidiaries has any commitment, intention or understanding to create, modify or terminate any Company Benefit Plan. Each Company Benefit Plan that is an “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, may be unilaterally amended or terminated in its entirety without liability except as to benefits accrued thereunder prior to such amendment or termination.

(i) Except to the extent required pursuant to Section 4980B(f) of the Code and the corresponding provisions of ERISA or other applicable Legal Requirements, no Company Benefit Plan or Contract provides retiree medical or retiree life insurance benefits to any Person, and the Company is not contractually or otherwise obligated (whether or not in writing) to, and the Company has never represented that it will, provide any Person with life insurance or medical benefits upon retirement or termination of employment.

(j) Except as set forth on Section 3.10(j) of the Company Disclosure Schedule, no service provider is entitled to or is expected to receive a Tax gross-up or similar payment for any Tax or interest that may be due under Section 409A of the Code.

3.11 Compliance With Legal Requirements; Governmental Authorizations.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are, and since January 1, 2016 have been, in compliance with, and are not in default or in violation of, any Legal Requirement. Neither the Company nor any of its Subsidiaries has received, at any time since January 1, 2016, any written notice or, to the Knowledge of the Company, other communication (whether written or oral) from any Governmental Body or any other Person regarding (i) any actual or alleged violation of, or failure to comply with, any material Legal Requirement or (ii) any actual or alleged obligation on the part of the Company or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any material remedial action of any nature.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries hold all of the permits, certificates, licenses, variances, exemptions, orders and other Governmental Authorizations that are necessary to operate the business of the Company and its Subsidiaries in accordance with applicable Legal Requirements (collectively, the “Company Permits”), (ii) the Company and its Subsidiaries are, and at all times since January 1, 2016, have been, in compliance with all Company Permits, (iii) no suspension or cancellation of any Company Permit is pending or, to the Knowledge of the Company, threatened, and (iv) each Company Permit is valid and in full force and effect.

3.12 Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) the Company and its Subsidiaries are, and during the relevant time periods specified pursuant to all applicable statutes of limitations were, in compliance with any applicable Environmental Laws;

(b) the Company and its Subsidiaries possess, or have timely applied for, all material permits, certificates, licenses, registrations, exemptions, orders, approvals and other authorizations required under Environmental Laws to operate and conduct their respective businesses as currently operated and conducted;

(c) the Company and its Subsidiaries, including the Company Facilities, are not subject to any pending or, to Company’s Knowledge, threatened Environmental Claim, nor has the Company or its Subsidiaries received any written notice of violation noncompliance, enforcement, or investigation from any Governmental Body pursuant to Environmental Laws that remains pending or unresolved;

(d) there has been no Release by the Company or its Subsidiaries, or in connection with the Company Facilities, in violation of any Environmental Laws, or in any other manner, that would reasonably be expected to give rise to a material liability pursuant to Environmental Laws;

(e) to Company’s Knowledge, there has been no exposure of any Person or property to any Hazardous Substance in connection with any of the Company Facilities that would reasonably be expected to form the basis for any material Environmental Claim against the Company or its Subsidiaries;

(f) neither the Company nor any of its Subsidiaries is subject to any Order or other written agreement with any Governmental Body relating to, and neither Company nor any of its Subsidiaries has assumed or retained by contract or operation of law, any material liability or obligation under or pursuant to any Environmental Law or assigning liability to the Company or any of its Subsidiaries in respect of Hazardous Substances;

(g) to the Knowledge of the Company, there are no circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any material claims, liabilities, obligations, investigations, costs, or restrictions on the ownership, use, or transfer of any property of the Company or any of its Subsidiaries pursuant to any Environmental Law; and

(h) the Company has taken commercially reasonable efforts to make available for inspection by Parent complete and accurate copies of all material environmental assessment and audit reports and studies produced within the preceding five years by or on behalf of the Company or in possession of the Company, all material Environmental Permits, and all material correspondence addressing pending or unresolved Environmental Claims relating to the Company Facilities that are in the Company’s possession.

Notwithstanding any other language in the Agreement, this Section 3.12 contains the Company’s sole representations and warranties with respect to Environmental Laws, Environmental Permits, Environmental Claims, or any other matter related to the environment or Hazardous Substances.

3.13 Legal Proceedings. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (a) Legal Proceeding pending, or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or (b) judgment, decree, injunction, ruling or order of any Governmental Body outstanding against the Company or any of its Subsidiaries. To the Knowledge of the Company, as of the date of this Agreement, no officer or director of the Company is a defendant in any material Legal Proceeding in connection with his or her status as an officer or director of the Company or any of its Subsidiaries. There is no judgment, settlement, order, decision, direction, writ, injunction, decree, stipulation or legal or arbitration award of, or promulgated or issued by, any Governmental Body in effect to which any of the Company or any of its Subsidiaries is a party or subject that materially interferes with, or would be reasonably likely to materially interfere with, the business of the Company or any of its Subsidiaries as currently conducted.

3.14 Contracts; No Defaults.

(a) Section 3.14(a) of the Company Disclosure Schedule contains a complete and accurate list of all Company Material Contracts to or by which the Company or any of its Subsidiaries is a party or is bound as of the date of this Agreement. For purposes of this Agreement, “Company Material Contract” means each Company Contract (including any amendment thereto):

(i) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act if such item were applicable to the Company;

(ii) to which or with respect to which any director or officer of the Company or any of its Subsidiaries, or any Affiliate of the Company, are parties or express beneficiaries;

(iii) evidencing Indebtedness of the Company or any of its Subsidiaries having an outstanding principal amount in excess of $2,500,000;

(iv) that (A) imposes any material restrictions or prohibitions on the business activity of the Company or any of its Subsidiaries, (B) limits the freedom of the Company or its Subsidiaries to engage in any line of business or to compete with any other Person or in any geographic area in any material respect, or to hire any Person, excluding, in each case, clauses in commercial contracts entered into in the ordinary course of business consistent with past practice, or (C) includes any provisions in respect of exclusivity, most favored nations pricing, minimum purchase or sale guarantees, non-solicitation of any Person or similar concepts that restricts the business activity of the Company or any of its Subsidiaries in a material manner;

(v) relating to the employment of, or the performance of services by, any employee or contractor, or pursuant to which the Company or any of its Subsidiaries is or may become obligated to make any severance, redundancy, termination, or similar payment to any current or former employee or director in excess of $250,000; or pursuant to which the Company or any of its Subsidiaries is or may become obligated to make any bonus or similar payment (other than payments constituting base salary) in excess of $200,000 to any single current or former employee, director, or contractor;

(vi) providing for indemnification of any officer, director, or employee of the Company;

(vii) (A) relating to the acquisition, issuance, voting, registration, sale, or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance, or any similar right with respect to any securities, or (C) providing the Company or any of its Subsidiaries with any right of first refusal with respect to, or right to repurchase or redeem, any securities;

(viii) that imposes any material restriction on the right or ability of the Company or any of its Subsidiaries to acquire or dispose of the securities of another Person;

(ix) requiring that the Company or any of its Subsidiaries give any notice or provide any information to any Person prior to considering or accepting any Company Acquisition Proposal or similar proposal, or prior to entering into any discussions, agreement, arrangement, or understanding relating to any Company Acquisition Proposal or similar transaction;

(x) to which any Major Customer or any of its Affiliates is a party or under which such Major Customer or its Affiliates have any rights or obligations;

(xi) that requires the Company or any of its Subsidiaries to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (excluding the Company and other wholly-owned Subsidiaries of the Company), in excess of $500,000;

(xii) that relates to the sale, transfer or other disposition of (A) a business, or (B) other than in the ordinary course of business consistent with past practice, real or personal property, or assets by the Company or any of its Subsidiaries (excluding such dispositions to the Company or other wholly-owned Subsidiaries of the Company), in each case in excess of $1,000,000 individually;

(xiii) that relates to the purchase or acquisition of (A) a business or (B) other than in the ordinary course of business consistent with past practice, assets, in each case by the Company or any of its Subsidiaries for consideration in excess of $1,000,000;

(xiv) pursuant to which the Company or any of its Subsidiaries has any potential continuing indemnification obligations in excess of $1,000,000 other than customer, supplier, advisor and other commercial Contracts entered into in the ordinary course of business consistent with past practice;

(xv) pursuant to which the Company or any of its Subsidiaries has any potential continuing “earnout” or other contingent, deferred or fixed payment obligations that would reasonably be expected to result in payments in excess of $500,000 for any 12-month period;

(xvi) that is a joint venture agreement, joint operating agreement, partnership agreement or other similar Contract involving a sharing of profits and expenses;

(xvii) that grants any third Person, or obligates the Company or any of its Subsidiaries to exercise, an option or other preferential right to purchase, sell, lease, encumber or transfer any right, title or interest in and to any material property, including any property of the Company or any of its Subsidiaries;

(xviii) any Contract with any financial advisor or investment or commercial bank that will be binding on the Company or any of its Subsidiaries after Closing (other than those that contain only customary indemnification provisions);

(xix) any Contract that relates to or involves future expenditures, receipts or payments by the Company or any of its Subsidiaries of more than $1,000,000 in any one (1) year period that cannot be terminated on less than sixty (60) days’ notice without material payment or penalty, other than customer, product sales and supplier Contracts entered into in the ordinary course of business consistent with past practice;

(xx) any Contract that contains any provisions that restrict any Person from (A) offering or proposing (whether publicly or otherwise) to acquire any capital stock of the Company (whether directly or indirectly or whether through an acquisition, tender offer, exchange offer, merger or otherwise) or (B) taking actions that are intended to result in a change of control of the Company;

(xxi) any Contract that is material to the business of the Company and its Subsidiaries, taken as a whole, to which the Company or any of its Subsidiaries is a party and (A) licenses in Intellectual Property owned by a third party, (B) licenses out Intellectual Property owned by the Company or its Subsidiaries, (C) agrees not to assert or enforce Intellectual Property owned by the Company or such Subsidiary, (D) agrees to develop Intellectual Property for a third party, or (E) a third party agrees to develop Intellectual Property for the Company or such Subsidiary, other than (1) non-exclusive in-bound License Agreements for software that is generally commercially available and (2) non-exclusive licenses granted by the Company or any of its Subsidiaries, in each case, in the ordinary course of business consistent with past practice on standard terms; and

(xxii) any other Contract, if a breach or termination of such Contract could have a Company Material Adverse Effect.

(b) Each Company Material Contract is valid and in full force and effect and is enforceable in accordance with its terms against the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, the other parties thereto (in each case subject to the Bankruptcy and Equity Exception), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) neither the Company nor any of its Subsidiaries has violated or breached in any respect, or committed any default under, any Company Material Contract; and, to the Knowledge of the Company, no other Person has violated or breached in any respect, or committed any default under, any Company Material Contract; and

(ii) neither the Company nor any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, other communication that there has been any violation or breach of, or default under, any Company Material Contract by the Company or any of its Subsidiaries.

3.15 Insurance. Section 3.15 of the Company Disclosure Schedule sets forth all material insurance policies issued in favor of the Company or any of its Subsidiaries (the “Company Insurance Policies”). The Company Insurance Policies are each valid and currently effective insurance policies issued in favor of the Company or its Subsidiary, as applicable, and is adequate and otherwise customary for companies of similar size, financial condition and operational risk profile. All Company Insurance Policies are in full force and effect, all premiums due thereon have been paid, and the Company and its Subsidiaries have complied with the provisions of such policies. As of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Company Insurance Policy. As of the date of this Agreement, there is no claim by the Company or any of its Subsidiaries pending under any Company Insurance Policy that, to the Knowledge of the Company, has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice or that, if not paid, would not be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has received any written notice from or on behalf of any insurance carrier that there will be a cancellation or nonrenewal of any Company Insurance Policy.

3.16 Labor and Employment Matters.

(a) Except as set forth on Section 3.16(a) of the Company Disclosure Schedule, since January 1, 2019, neither the Company nor any of its Subsidiaries has been a party to, or bound by, any collective bargaining agreement, collective agreement, or other Contract with a labor union, trade union, works council, labor organization or other representative of employees.

(b) Since January 1, 2019, there have been no strikes, lockouts, picketing, work stoppages or similar labor disturbances existing or, to the Company’s Knowledge, threatened, with respect to any employees of the Company or any of its Subsidiaries.

(c) Since January 1, 2019, there have been no union certification or representation petitions or demands with respect to any employees of the Company or its Subsidiaries and, to the Company’s Knowledge, no union organizing campaign or similar effort is pending or threatened with respect to any employees of the Company or its Subsidiaries.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no complaint, charge, grievance, investigation, audit, or other Legal Proceeding by or before any Governmental Body brought by or on behalf of any employee, prospective employee, consultant, former employee, retiree, labor organization, or other representative of its employees or relating to its employees or labor or employment practices (including charges of or relating to: unfair labor practices, failure to pay wages, discrimination, harassment, retaliation, terms or conditions of employment, or employee leave practices) or working conditions is pending or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries are, and since January 1, 2019, have been, in compliance with all applicable Legal Requirements relating to labor and employment, including all such Legal Requirements relating to the engagement of leased employees, consultants, and independent contractors, non-discrimination, non-retaliation, affirmative action, terms and conditions of employment, collective bargaining, labor relations, hours of work, wage and hour requirements (including the proper classification of, compensation paid to, and related withholding with respect to employees, leased employees, consultants, and independent contractors), overtime pay, immigration, recordkeeping, data privacy, leaves of absence, WARN Act compliance, reasonable accommodation of disabilities, occupational health and safety requirements, workers’ compensation, payment of employment-related Taxes, and all other employment practices. Neither the Company nor any of its Subsidiaries is, or has been, a U.S. federal or state government contractor or sub-contractor.

(f) Section 3.16 of the Company Disclosure Schedule sets forth the employing entity of each employee of the Company or its Subsidiaries in each jurisdiction in which any employee of the Company or any of its Subsidiaries is located.

3.17 Brokers. Except as set forth on Section 3.17 of the Company Disclosure Schedule, no broker, finder, investment banker, or other Person is or may be entitled to any brokerage, finder’s, or other fee or commission in connection with the Transactions based upon arrangements or authorizations made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent a true and complete copy of any Contract to which the Company or any of its Subsidiaries is a party pursuant to which any Person could be entitled to such fee or commission in connection with the Transactions.

3.18 Customers and Suppliers. The Company has made available to Parent a list of the 20 largest customers (by revenues received) and the 20 largest suppliers (by amounts spent) of the Company and its Subsidiaries, taken as a whole, in each case for the nine month period ended September 30, 2020. Since September 30, 2020 and through the date of this Agreement, to the Knowledge of the Company, (a) no such Company customer or supplier has cancelled or otherwise terminated its relationship with the Company or any of its Subsidiaries and (b) no such Company customer or supplier has threatened in writing to cancel or otherwise terminate its relationship with the Company or any of its Subsidiaries or its usage of the services of the Company or any of its Subsidiaries.

3.19 Anti-Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other Takeover Law is applicable to this Agreement, the Merger or the other Transactions (other than applicable provisions of the Companies Act pursuant to which holders of Company Ordinary Shares are granted certain statutory rights, which rights have been contractually waived by the holders of Company Ordinary Shares).

3.20 Ownership of Parent Common Stock. The Company does not beneficially own any shares of Parent Common Stock as of the date hereof.

3.21 Anti-Bribery. The Company, its Subsidiaries, the Company Joint Ventures and the Company’s and its Subsidiaries’ directors, officers, employees, and to the Company’s and its Subsidiaries’ Knowledge, their agents, distributors, and representatives have not, within the preceding five years, violated any Anti-Bribery Law, nor have they directly or indirectly offered, paid, promised to pay, or authorized the payment of any money, commission, reward, gift, hospitality, entertainment, inducement (including any facilitation payments) or anything else of value to: (a) any Government Official; (b) any person acting for or on behalf of any Government

Official; (c) any other person; or (d) any non-U.S. political party, representative of a non-U.S. political party or candidate for non-U.S. public office, for the purpose of obtaining or retaining business or favorable governmental action or to otherwise secure any improper advantage, in violation of the Anti-Bribery Laws. No proceeding by or before any Governmental Body involving the Company, its Subsidiaries, the Company Joint Ventures or the Company’s or its Subsidiaries’ or the Company Joint Ventures’ directors, officers, employees, agents, distributors, or representatives relating to the Anti-Bribery Laws is pending or, to the Company’s or its Subsidiaries’ Knowledge, threatened.

3.22 Trade Controls. None of the Company, any of its Subsidiaries, the Company Joint Ventures, any of their respective owners, directors, officers, or employees, or, to the Company’s Knowledge, any other Person working on behalf of any of the foregoing has directly or indirectly during the past five years taken any action in violation of any applicable Trade Control Laws. None of the Company, any of its Subsidiaries, the Company Joint Ventures or any of their respective owners, directors, officers, or employees, or, to the Company’s Knowledge, any other Person working on behalf of any of the foregoing is a Sanctioned Party. To the Knowledge of the Company, none of the Company or any of its Subsidiaries or the Company Joint Ventures is currently under investigation, or being audited, by any Governmental Body or judicial or investigative body related to compliance with applicable Trade Control Laws.

3.23 Related Parties. No present or former director, executive officer, shareholder, partner, member or employee or Affiliate of the Company or any of its Subsidiaries, nor any of such Person’s Affiliates or immediate family members (each of the foregoing, a “Company Related Party”), is a party to any Contract (excluding any Company Benefit Plans) with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the foregoing or has engaged in any transaction with any of the foregoing within the last twelve months. None of the Company or any of its Subsidiaries owns, directly or indirectly, on an individual or joint basis, any interest in, or serves as an officer or director or in another similar capacity of, any supplier or other independent contractor of the Company or any of its Subsidiaries, or any organization which has a Contract with the Company or any of its Subsidiaries.

3.24 No Other Representations and Warranties.

(a) Except for the representations and warranties made in this Article 3, none of the Company or any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or condition (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, none of the Company or any other Person makes or has made any representation or warranty to any Parent Group Party or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this Article 3, any oral or written information presented to any Parent Group Party or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company or its Subsidiaries, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of the Parent Group Parties has made or is making any representations or warranties relating to Parent or its Subsidiaries whatsoever, express or implied, beyond those expressly given by any Parent Group Party in Article 4, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent or any of its Subsidiaries furnished or made available to the Company, its Affiliates or any of their Representatives, and the Company expressly disclaims reliance upon any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company, its Affiliates or any of their Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PARENT GROUP PARTIES

Except (x) as set forth in the Parent Disclosure Schedule and (y) as set forth in any of the Parent SEC Reports filed with the SEC on or after January 1, 2020 and made publicly available prior to the date of this Agreement (other than any disclosures set forth in any risk factor section, in any section relating to forward-looking statements and any other disclosures included therein to the extent they are predictive, cautionary or forward-looking in nature), each of Parent and Merger Sub (each, a “Parent Group Party”), jointly and severally, represents and warrants to the Company as follows:

4.1 Organization and Good Standing.

(a) Parent and each of its Subsidiaries are limited liability companies or other entities duly organized, validly existing, and in good standing under the laws of their respective jurisdictions of incorporation or organization, with full limited liability company or other entity power and authority to conduct their respective businesses as now being conducted, to own or use the respective properties and assets that they purport to own or use, and to perform all their respective obligations under Contracts to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective assets are bound, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each of its Subsidiaries are duly qualified to do business as foreign limited liability companies or other entities and are in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by them, or the nature of the activities conducted by them, requires such qualification, except where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Section 4.1(b) of the Parent Disclosure Schedule contains a complete and correct list as of the date of this Agreement of (i) the name, equity capitalization and schedule of equity holders of each Subsidiary of Parent and (ii) the name of, and Parent’s percentage equity ownership interest in, each Parent Joint Venture. Other than the Subsidiaries of Parent set forth on Section 4.1(b) of the Parent Disclosure Schedule and the Parent Joint Ventures, as of the date of this Agreement, Parent does not own any shares of capital stock or other equity interests in any Person, and has no binding obligations, whether contingent or otherwise, to purchase any shares of capital stock or other equity interests in any Person. All outstanding shares of capital stock and other equity interests of the Subsidiaries of Parent are owned by Parent, or a direct or indirect wholly owned Subsidiary of Parent, free and clear of all Encumbrances, except for such Encumbrances as may be provided under the Securities Act, Permitted Liens or any transfer restrictions set forth in the Organizational Documents of such Subsidiary. Each outstanding share of capital stock or other equity interests of each of Parent’s Subsidiaries is duly authorized, validly issued, fully paid, and nonassessable.

(c) Copies of the Organizational Documents of Parent and each of its Subsidiaries, as in effect on the date of this Agreement, have been made available to the Company.

(d) Merger Sub is a direct, wholly owned Subsidiary of Parent that was formed solely for the purpose of engaging in the Transactions. Since the date of its incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto.

4.2 Authority; No Conflict.

(a) Each of the Parent Group Parties has all necessary entity power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the Transactions. The execution and delivery of this Agreement by the Parent Group Parties and the consummation by the Parent Group Parties of the Transactions have been duly and validly authorized by all necessary entity action and no other entity proceedings on the part of the Parent Group Parties are necessary to authorize this Agreement or to consummate the Transactions. The Parent Requisite Approval is the only vote or approval of the holders of any class or series of equity securities of Parent necessary to adopt and approve this Agreement and the Transactions. Each of the Parent Supervisory Board and the Parent Managing Board has (i) determined that this Agreement, the Parent Amended Articles, the Parent Reverse Stock Split, the Parent Board Changes and the Transactions, including the Parent Stock Issuance, are in the best interests of Parent and its business taking into account its shareholders, employees and other relevant stakeholders, (ii) approved and declared advisable this Agreement, the Parent Amended Articles, the Parent Reverse Stock Split, the Parent Board Changes and the Transactions, including the Parent Stock Issuance, (iii) directed that this Agreement, the Parent Amended Articles, the Parent Reverse Stock Split, the Parent Board Changes and the Transactions, including the Parent Stock Issuance, be submitted to the holders of Parent Common Stock for approval and adoption and (iv) recommended that the holders of Parent Common Stock approve and adopt this Agreement, the Parent Amended Articles, the Parent Reverse Stock Split, the Parent Board Changes and the Transactions, including the Parent Stock Issuance (such recommendation described in clause (iv), the “Parent Board Recommendation”). This Agreement has been duly and validly executed and delivered by the Parent Group Parties and, assuming the due and valid execution of this Agreement by the Company, constitutes the legal, valid, and binding obligation of each of the Parent Group Parties, enforceable against such Parent Group Party in accordance with its terms, except as such enforcement may be limited by the Bankruptcy and Equity Exception.

(b) Neither the execution and delivery of this Agreement nor the consummation of any of the Transactions do or will (with or without notice or lapse of time or both) (i) contravene, conflict with, or result in a violation of the Organizational Documents of Parent or any of its Subsidiaries; (ii) assuming compliance with the matters referred to in Section 4.2(c), contravene, conflict with, or result in a violation of any Legal Requirement or any Order to which Parent or any of its Subsidiaries, or any of the assets owned or used by Parent or any of its Subsidiaries, is subject; (iii) assuming compliance with the matters referred to in Section 4.2(c), contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by Parent or any of its Subsidiaries; (iv) result in any violation or default (with or without notice or lapse of time, or both) under, or acceleration of any obligation or the loss, suspension, limitation or impairment of a benefit under (or right of Parent or any of its Subsidiaries to own or use any assets or properties required for the conduct of their respective businesses) or result in (or give rise to) the creation of any Encumbrance or any rights of termination, cancellation, first offer or first refusal, in each case, with respect to any of the properties or assets of Parent or any of its Subsidiaries under any provision of any Contract evidencing Indebtedness, any lease, any Parent Material Contract, any Parent Permit or any Organizational Document of any Parent Joint Venture; or (v) result in the imposition or creation of any Encumbrance (other than a Permitted Lien) upon or with respect to any of the assets owned or used by Parent or any of its Subsidiaries, except, in the case of clauses (ii), (iii), (iv) and (v), for any such conflicts, violations, breaches, defaults, or other occurrences that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The execution and delivery of this Agreement by the Parent Group Parties does not, and the performance of this Agreement and the consummation of the Transactions by the Parent Group Parties will not, require any Consent of, or filing with, or notification to, any Person, except for (i) applicable requirements, if any, of the Exchange Act, the Securities Act, and Blue Sky Laws, including the filing with the SEC of the Registration Statement and the Proxy Statement to be delivered to the shareholders of Parent relating to the Parent Shareholder Meeting, (ii) any pre-merger notification requirements of the HSR Act and any required regulatory approvals under the Antitrust Laws as determined pursuant to Section 5.8, (iii) filing of the Cayman Merger Documents with the Cayman Islands Registrar of Companies in accordance with the Companies Act, (iv) the Parent Requisite Approval, and (v) filings with the NYSE.

4.3 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of 798,096,000 shares of Parent Common Stock. At the Capitalization Reference Date, (i) 227,712,419 shares of Parent Common Stock were issued and outstanding; (ii) no Voting Debt of Parent was outstanding; (iii) 3,049,491 shares of Parent Common Stock were held in the treasury of Parent; and (iv) 7,842,368 restricted stock units of Parent were outstanding (assuming a target performance payout at 100% for any restricted stock units that include performance conditions).

All outstanding shares of Parent Common Stock are validly issued, fully paid and non-assessable and not subject to any preemptive rights. All outstanding shares of Parent Common Stock have been issued in compliance in all material respects with applicable securities or other Legal Requirements. Except as set forth in this Section 4.3(a), as of the date of this Agreement, there are no outstanding: (1) shares of capital stock or other voting securities of Parent; (2) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of Parent, including Voting Debt of Parent or (3) options, warrants, calls, rights (including preemptive rights), commitments or agreements to which Parent or any of its Subsidiaries is a party or by which it is bound in any case obligating Parent or any of its Subsidiaries to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock of Parent or any Voting Debt of Parent or other voting securities of Parent, or obligating Parent or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

(b) There are not any shareholder agreements, voting trusts or other agreements to which Parent is a party or by which it is bound relating to the voting of any shares of Parent Common Stock.

(c) Section 4.3(c) of the Parent Disclosure Schedule sets forth, as of the date of this Agreement, a complete and correct list of outstanding options and other similar rights to purchase or receive shares of Parent Common Stock or similar rights (collectively, “Parent Equity Awards”), setting forth with respect to each such award, to the extent applicable: the name of the holder thereof; the plan under which such Parent Equity Award was granted, if any; the number of shares of Parent Common Stock or other equity security subject to such Parent Equity Award; the per-share price at which such Parent Equity Award may be exercised or the shares of Parent Common Stock or other equity security subject to such Parent Equity Award were sold or issued; the grant and expiration dates; and the terms of vesting, including whether (and to what extent) the vesting will be accelerated in any way by this Agreement or by termination of employment or change in position following the consummation of the Transactions.

4.4 Parent SEC Filings.

(a) Since December 31, 2019, Parent has filed all forms, reports, registration statements and other documents required to be filed by it with the SEC. Each of the forms, reports, registration statements and other documents filed or furnished by Parent with the SEC (such forms, reports, registration statements, and other documents, whether or not available through EDGAR, are collectively referred to herein as the “Parent SEC Reports”) (i) as of the date of the filing of such Parent SEC Reports, complied with the requirements of the Securities Act, the Exchange Act and the rules and regulations thereunder, and (ii) as of the date of the filing of such Parent SEC Reports (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no material outstanding or unresolved comments in comment letters received by Parent from the SEC or its staff, and, to the Knowledge of Parent, none of the Parent SEC Reports is the subject of ongoing SEC review.

(b) Parent and its Subsidiaries have implemented and maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as required by Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that material information related to Parent, including its consolidated Subsidiaries, required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is accumulated and communicated to the principal executive officer and principal financial officer of Parent to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

(c) Parent maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on the most recent evaluation of its principal executive officer and its principal financial officer prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Prior to the date of this Agreement, Parent has made available to the Company either materials relating to, or a summary of, any disclosure of matters described in clauses (i) or (ii) in the preceding sentence made by management of Parent to its auditors and audit committee on or after December 31, 2020 and prior to the date of this Agreement.

4.5 Financial Statements.

(a) Each of the financial statements (including, in each case, any notes thereto) contained or incorporated by reference in the Parent SEC Reports (collectively, the “Parent Financial Statements”) complied with the rules and regulations of the SEC as of the date of the filing of such reports, was prepared from, and is in accordance with, the books and records of Parent and its Subsidiaries, was prepared in accordance with GAAP applied on a consistent basis during the period involved (except as may be indicated in Parent Financial Statements or the notes thereto), and fairly present in all material respects the financial condition and the results of operations, changes in stockholders’ equity and cash flow of Parent and its Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of the interim financial statements, to (i) the omission of notes to the extent permitted by Regulation S-X and (ii) normal, recurring year-end adjustments. No financial statements of any Person other than Parent and its Subsidiaries are required by GAAP to be included in the consolidated financial statements of Parent.

(b) There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities adequately provided for on the balance sheet of Parent dated as of December 31, 2020 (including the notes thereto) contained in Parent’s Annual Report on Form 10-K for the year ended December 31, 2020; (ii) liabilities incurred in the ordinary course of business subsequent to December 31, 2020; (iii) current liabilities for fees and expenses incurred in connection with the Transactions; (iv) liabilities incurred as permitted under Section 5.2(b)(viii); and (v) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has any outstanding loan arrangements that violate Section 402 of SOX.

4.6 Absence of Certain Changes and Events. Since December 31, 2020 and through the date of this Agreement, (a) Parent and each of its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice in all material respects, (b) there has not been any circumstance, development, change, event, effect or occurrence that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (c) neither Parent nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.2(b).

4.7 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Registration Statement will, at the date it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Registration Statement, to the extent it relates to Parent or its Subsidiaries or other information supplied by Parent for inclusion therein, will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by any Parent Group Party with respect to statements made therein based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

4.8 Intellectual Property.

(a) Section 4.8(a) of the Parent Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of all material registered or issued Intellectual Property owned or purportedly owned by Parent or its Subsidiaries. To the Knowledge of Parent, the material Owned Parent IP is valid, subsisting, and enforceable as permitted by applicable Legal Requirements.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and its Subsidiaries collectively own all right, title, and interest in, or have adequate rights to use, all of the Parent IP free and clear of all Encumbrances (in the manner and to the extent it has used the same) and (ii) Parent and its Subsidiaries are the sole beneficial owners, and, with respect to applications and registrations, record owners, of all the Owned Parent IP. Parent and its Subsidiaries have taken reasonable actions to protect the confidentiality of their Trade Secrets and other confidential information in their possession. Parent and its Subsidiaries have obtained from their current and former employees, independent contractors and service providers, in each case who developed or were engaged to develop material Intellectual Property for the benefit of Parent or its Subsidiaries, all right, title and interest in and to all such Intellectual Property, free and clear of all Liens, whether by operation of law or through written assignments or other Contracts. No current or former employee, independent contractor, service provider or other Person who has conceived, reduced to practice, authored or otherwise created or developed any material Intellectual Property for Parent has any right to receive further remuneration or consideration as a result of having conceived, reduced to practice, authored or otherwise created or developed such Intellectual Property for Parent.

(c) To the Knowledge of Parent, no third-party is in default of any material obligation related to an express grant to such third-party of a right to use the Intellectual Property set forth on Section 4.8(a) of the Parent Disclosure Schedule. To the Knowledge of Parent, use by Parent and its Subsidiaries of any Parent IP, and the conduct of their respective businesses, does not infringe, misappropriate, or otherwise violate and has not infringed, misappropriated or otherwise violated, any Intellectual Property of any Person, except as would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. No Legal Proceeding is pending or, to the Knowledge of Parent, has been threatened in writing against Parent or any of its Subsidiaries with regard to Parent’s or any of its Subsidiaries’ alleged infringement, misappropriation, or other violation of Intellectual Property or the validity or enforceability of any Owned Parent IP, except as would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole.

(d) To the Knowledge of Parent, no Person, directly or indirectly, is infringing, misappropriating, diluting or otherwise violating or has infringed, misappropriated, diluted or otherwise violated any rights of Parent or any of its Subsidiaries in or to any Parent IP in any material respect. No Legal Proceeding is pending or, to the Knowledge of Parent, has been threatened in writing by Parent or any of its Subsidiaries against any Person with regard to such Person’s alleged infringement, misappropriation, or other violation regarding any Owned Parent IP, except as would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole.

(e) Parent is not subject to any outstanding or, to the Knowledge of Parent, prospective Order (including any motion or petition therefor) that restricts or impairs the ownership or use of any Parent IP except for office actions issued by a Governmental Body as part of the routine examination of applications for the registration of the Owned Parent IP.

4.9 Property.

(a) The Parent SEC Reports includes a true, correct and complete list of all of the real property and interests in real property owned in fee by Parent or any of its Subsidiaries (the “Parent Owned Real Property”). The Parent SEC Reports includes a true, correct and complete list of (i) all of the real property and interests in real property in which Parent or any of its Subsidiaries holds a leasehold or similar interest (the “Parent Leased Real Property”; together with the Parent Owned Real Property, collectively, the “Parent Real Property Interests”) and (ii) all leases, subleases, licenses or other occupancy agreements of or relating to the Parent Leased Real Property, including all amendments or modifications thereto and all guarantees thereof (the “Parent Real Property Leases”), in each of clauses (i) and (ii) that are material to Parent.

(b) Except as listed in the Parent SEC Reports, no Person other than Parent and/or its Subsidiaries are in possession of, or has any rights to possess, occupy, and/or operate, the Parent Real Property Interests. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have good, valid and indefeasible fee simple title to the Parent Owned Real Property and good, valid and subsisting leasehold interest or other comparable Contract rights in the Parent Leased Real Property (other than Parent Owned Real Property and Parent Leased Real Property sold or otherwise disposed of in the ordinary course of business consistent with past practice since the date thereof), in each case, free and clear of all Encumbrances except Permitted Liens. The Parent Real Property Interests constitutes all of the real property owned, leased or otherwise possessed, occupied, operated and/or used by Parent or its Subsidiaries that is material to the business of Parent and its Subsidiaries and Parent and/or its Subsidiaries are in undisturbed and peaceable possession of the Parent Real Property Interests, subject only to Permitted Liens. Except for as set forth in Section 4.9(b) of the Parent Disclosure Schedule, each Parent Real Property Lease is valid and in full force and effect, without material default (or matters which, with notice or the passage of time, or both, would constitute a material default) thereunder by Parent and/or its Subsidiaries or, to the Knowledge of Parent, the counterparty thereunder and enforceable in accordance with its terms, except as such enforcement may be limited by the Bankruptcy and Equity Exception. Each of the Parent Owned Real Property and Parent Leased Real Property are in good operating condition, except for normal maintenance and repair requirements and normal wear and tear, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) To the Knowledge of Parent, all material Governmental Authorizations from Governmental Bodies which are required or appropriate to use or occupy the Parent Real Property Interests and to own, operate, construct and develop the business on the Parent Real Property Interests have been issued and are in full force and effect. Except as shown in Section 4.9(c) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries have received any written notice (i) of any pending or threatened condemnation proceeding with respect to any Parent Owned Real Property or (ii) from any Governmental Body or other entity having jurisdiction over the Parent Real Property Interests threatening a current or prospective suspension, revocation, modification or cancellation of any Governmental Authorizations from Governmental Bodies as a result of a violation that remains uncured as of the Effective Time, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries (i) have good and valid title to, or a valid and subsisting leasehold interest or other comparable Contract rights in or relating to, all of the material personal properties and assets, tangible and intangible, and all other assets that they purport to own or lease or hold an easement interest in and that are used in or necessary for the conduct of their business as currently conducted and as proposed to be conducted, including good and valid title to, or (as applicable) a valid and subsisting leasehold or comparable interest in, all material personal properties and assets, tangible and intangible, and all other assets, reflected in the latest audited Parent Financial Statements as being owned or leased by Parent and its Subsidiaries or acquired after the date thereof (other than personal property sold or otherwise disposed of in the ordinary course of business consistent with past practice since the date thereof), free and clear of all Encumbrances except Permitted Liens and (ii) are collectively the lessee of all personal property material to the business of Parent and its Subsidiaries which is purported to be leased by Parent and its Subsidiaries, and each lease for such personal property is valid and in full force and effect.

4.10 Taxes.

(a) All material Tax Returns required to be filed by or with respect to Parent or any of its Subsidiaries have been duly and timely filed (taking into account extensions of time for filing).

(b) Except as disclosed in the Parent Virtual Data Room, all material Taxes due and payable by Parent and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid in full; all material Tax withholding and deposit requirements (and all material obligations to account for Tax to any Tax Authority) imposed on or with respect to Parent or any of its Subsidiaries have been satisfied; and there are no Encumbrances (other than Permitted Liens for current period Taxes not yet due and payable) on any of the assets of Parent or any of its Subsidiaries that arose in connection with, and neither Parent nor any of its Subsidiaries has been subject to any material penalty, fine, surcharge or interest that is due and payable and that has not been paid, as a result of, any failure (or alleged failure) to pay any material Tax.

(c) Except as disclosed in the Parent Virtual Data Room, there is no outstanding material claim, assessment or deficiency against Parent or any of its Subsidiaries for any Taxes that has been asserted or threatened in writing by any Tax Authority in any jurisdiction; and no written claim has been made, within the preceding three years, by a Tax Authority in a jurisdiction in which Parent or any of its Subsidiaries, as applicable, does not file Tax Returns or pay Taxes that it is or may be subject to Tax in such jurisdiction.

(d) Except as disclosed in the Parent Virtual Data Room, no audit, examination, investigation, litigation or other administrative or judicial proceeding in respect of material Taxes or material Tax matters is pending, being conducted, or has been threatened in writing with respect to Parent or any of its Subsidiaries.

(e) Neither Parent nor any of its Subsidiaries has granted any currently effective extension or waiver of the limitation period with respect to the assessment or collection of any material Tax.

(f) Neither Parent nor any of its Subsidiaries is a party to or bound by any material Tax allocation, sharing or indemnity agreement or arrangement (not including, for the avoidance of doubt (i) an agreement or arrangement solely among the members of a group the common parent of which is Parent or any of its Subsidiaries or (ii) any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business consistent with past practice and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)). Neither Parent nor any of its Subsidiaries has any

material liability for the Taxes of any Person (other than Parent or any of its Subsidiaries) as a result of being a member of a consolidated group, fiscal unity, or unified group (including pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Legal Requirements, including sections 34, 35, 39 and 43 of the Dutch tax collection act)), as a transferee or successor, by Contract or otherwise, in each case, other than an agreement, Contract or arrangement the primary purpose of which does not relate to Taxes.

(g) Neither Parent nor any of its Subsidiaries has requested, has received or is subject to any material written ruling of a Tax Authority that will be binding on it for any taxable period beginning on or after the Closing Date.

(h) Parent has made available to Company true, correct and complete copies of all material Tax Returns filed by Parent or its Subsidiaries since January 1, 2017.

(i) Parent has been since August 14, 2013 properly classified as a corporation for U.S. federal income Tax purposes. The U.S. federal income tax classification of each of Parent’s Subsidiaries is set forth on Section 4.10(i) of the Parent Disclosure Schedule. Neither Parent nor any of its Subsidiaries is a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income tax purposes, other than any such arrangement solely among Parent and its Subsidiaries or among its Subsidiaries.

(j) Except as disclosed in Section 4.10(j) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is (i) resident for Tax purposes in any jurisdiction other than the jurisdiction in which it was incorporated or (ii) subject to Tax in any jurisdiction, other than the jurisdiction in which it is resident (or, in the case of any U.S. Subsidiary, in which it is resident or incorporated), by virtue of having, or being deemed to have, a permanent establishment, fixed place of business or similar taxable presence.

(k) All material transactions and arrangements between Parent and its Subsidiaries and/or between Parent and/or any of its Subsidiaries (on one hand) and any Affiliates thereof (on the other) comply in all material respects with all applicable transfer pricing requirements.

(l) Other than information provided in the ordinary course through the submission of periodic corporate income Tax Returns, neither Parent nor any of its Subsidiaries has been required to provide any Tax Authority with any information relating to arrangements which might enable, or might be expected to enable, any person to obtain an advantage in relation to Tax.

(m) To the Knowledge of Parent, any document subject to stamp duty that may be necessary or desirable in proving the title of Parent or any of its Subsidiaries to any asset has been duly stamped, and no such documents that are outside the United Kingdom would attract United Kingdom stamp duty if they were brought into the United Kingdom.

(n) Parent and its Subsidiaries have complied in all material respects with the requirements of all laws in respect of VAT and have been registered for the purposes of VAT at all times they were required to be so registered.

(o) The Closing will not result in the withdrawal or claw-back of any Tax Relief previously claimed by Parent or any of its Subsidiaries.

(p) To the Knowledge of Parent, no restricted securities have been acquired by (or by any associated person of) any of Parent’s or any of its Subsidiaries’ current, prospective or former (i) employees, (ii) directors or (iii) officers, resident in the United Kingdom for Tax purposes, without a valid joint election under section 431(1) of ITEPA having been signed by the relevant (current, prospective or former) employee, director or officer and its employer in respect thereof within 14 days of acquisition. Undefined terms in this Section 4.10(p) take their meaning from Part 7 ITEPA.

(q) Neither Parent nor Merger Sub has taken or agreed to take any action that could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment. To the Knowledge of Parent, no facts or circumstances exist that could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

4.11 Employee Benefit Plans.

(a) Section 4.11(a) of the Parent Disclosure Schedule includes a true and complete list of each material Parent Benefit Plan. As used herein, “Parent Benefit Plan” means each of the following that is sponsored, maintained or contributed to or by Parent or any of its Subsidiaries or with respect to which Parent could have any liability, in each case, whether or not reduced to writing:

(i) each “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, (including employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA); and

(ii) each equity option plan, equity appreciation rights plan, restricted equity plan, phantom equity plan, or other equity-based compensation arrangement, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday policy, severance or redundancy pay plan, policy or agreement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, change in control plan or agreement, retention plan, agreement or arrangement, consulting agreement, employment agreement and each other employee benefit plan, agreement, arrangement, program, policy, practice or understanding that is not described in Section 4.10(a)(i).

(b) Parent has made available to the Company, upon request, true, correct and complete copies of each material Parent Benefit Plan, including all amendments thereto (and where such Parent Benefit Plan has not been reduced to writing, a written summary of material plan terms). Parent has also made available to Company, with respect to each Parent Benefit Plan and to the extent applicable, true, correct and complete copies of: (i) the most recent annual or other reports filed with each Governmental Body and all schedules thereto, (ii) the insurance contract and other funding agreement, and all amendments thereto, (iii) the most recent determination letter or opinion letter issued by the IRS, (iv) all material, non-routine notices, letters or other correspondence from any Governmental Body, and (v) any summary plan descriptions, summaries of material modifications, summaries of benefits and coverage, employee handbooks, and any other material written communications (or a description of any material oral communications).

(c) Neither Parent nor any of Parent’s ERISA Affiliates contributes to or has any obligation to contribute to, or has at any time within six years prior to the Closing Date contributed to or had an obligation to contribute to, and no Parent Benefit Plan is (i) a multiemployer plan within the meaning of Section 3(37) of ERISA or (ii) a plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code. No Parent Benefit Plan is funded through a trust that is intended to be exempt from U.S. federal income taxation pursuant to Section 501(c)(9) of the Code. Except as set forth on Section 4.11(c) of the Parent Disclosure Schedule, any Parent Benefit Plan that is a “pension plan” as such term is defined in Section 3(2) of ERISA (including pension plans, such as foreign plans, which are not subject to the provisions of ERISA) is fully funded on a termination basis.

(d) Except as would not reasonably be expected to result in material liability to Parent or any of its Subsidiaries:

(i) Parent and its Subsidiaries have performed all material obligations, whether arising by operation of any Legal Requirement or by Contract, required to be performed by it or them in connection with the Parent Benefit Plans, and there have been no defaults or violations by any other party to the Parent Benefit Plans;

(ii) (A) all material reports and disclosures relating to the Parent Benefit Plans required to be filed with or furnished to Governmental Bodies, Parent Benefit Plan participants or Parent Benefit Plan beneficiaries have been filed or furnished in accordance with applicable Legal Requirements in a timely manner, (B) each Parent Benefit Plan has been documented, operated and administered in substantial compliance with its governing documents and applicable Legal Requirements, and (C) each Parent Benefit Plan that is a “nonqualified deferred compensation” arrangement under Section 409A of the Code is in compliance with Section 409A of the Code;

(iii) each of the Parent Benefit Plans intended to be qualified under Section 401(a) of the Code (A) satisfies the requirements of Section 401(a) of the Code, (B) is maintained pursuant to a prototype document approved by the IRS, and is entitled to rely on a favorable opinion letter issued by the IRS with respect to such prototype document, or has received a favorable determination letter from the IRS regarding such qualified status, (C) has been amended as required by applicable Legal Requirements to maintain qualified status, and (D) has not been amended or operated in a way that would reasonably be expected to adversely affect such qualified status;

(iv) there are no claims pending (other than routine claims for benefits) or, to the Knowledge of Parent, threatened against, or with respect to, any of the Parent Benefit Plans or their assets;

(v) all contributions required to be made to the Parent Benefit Plans pursuant to their terms and provisions or pursuant to applicable Legal Requirements have been timely made and all benefits accrued under any unfunded Parent Benefit Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with, GAAP;

(vi) as to any Parent Benefit Plan intended to be qualified under Section 401(a) of the Code, there has been no termination or partial termination of the Parent Benefit Plan within the meaning of Section 411(d)(3) of the Code;

(vii) no act, omission or transaction has occurred which would result in imposition on Parent, directly or indirectly, of (A) breach of fiduciary duty liability damages under Section 409 of ERISA, (B) a penalty assessed pursuant to Section 502 of ERISA or (C) a Tax imposed pursuant to Chapter 43 of Subtitle D of the Code; and

(viii) there is no matter pending (other than routine qualification determination filings) with respect to any of the Parent Benefit Plans before any Governmental Body.

(e) Except as set forth on Section 4.11(e) of the Parent Disclosure Schedule, the execution and delivery of this Agreement and the consummation of the Transactions will not (whether or not some other subsequent action or event would be required to cause such payment or provision to be triggered) (i) require Parent or any of its Subsidiaries to make a larger contribution to, pay greater compensation, payments or benefits under, or accelerate any vesting or funding under any Parent Benefit Plan or under any Contract than such Parent Benefit Plan or Contract, as applicable, would otherwise require absent the execution and delivery of this Agreement and the consummation of the Transactions, or (ii) create or give rise to any additional vested rights or service credits under any Parent Benefit Plan or under any Contract.

(f) Neither Parent nor any of its Subsidiaries is a party to any Contract, nor has Parent or any of its Subsidiaries established any policy or practice, requiring it to make a payment or provide any other form of compensation or benefit to any Person performing services for Parent or any of its Subsidiaries upon termination of such services that would not be payable or provided in the absence of the consummation of the Transactions.

(g) Except as set forth on Section 4.11(g) of the Parent Disclosure Schedule, in connection with the consummation of the Transactions, no payments of money or property, acceleration of benefits, or provisions of other rights have or will be made under this Agreement, under any agreement, plan or other program contemplated in this Agreement, under the Parent Benefit Plans or under any Contract that, in the aggregate, would be reasonably likely to (i) result in imposition of the sanctions imposed under Sections 280G and 4999 of the Code, whether or not some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered, or (ii) require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code. Parent has made available to the Company true and complete copies of any Section 280G calculations prepared (whether or not final) with respect to any disqualified individual in connection with the transactions. To the extent applicable, Parent has made available to the Company true and complete copies of any Section 280G calculations prepared (whether or not final) with respect to any disqualified individual in connection with the Transactions.

(h) Neither Parent nor any of its Subsidiaries has any commitment, intention or understanding to create, modify or terminate any Parent Benefit Plan. Each Parent Benefit Plan that is an “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, may be unilaterally amended or terminated in its entirety without liability except as to benefits accrued thereunder prior to such amendment or termination.

(i) Except to the extent required pursuant to Section 4980B(f) of the Code and the corresponding provisions of ERISA or other applicable Legal Requirements, no Parent Benefit Plan or Contract provides retiree medical or retiree life insurance benefits to any Person, and Parent is not contractually or otherwise obligated (whether or not in writing) to, and Parent has never represented that it will, provide any Person with life insurance or medical benefits upon retirement or termination of employment.

(j) No service provider is entitled to or is expected to receive a Tax gross-up or similar payment for any Tax or interest that may be due under Section 409A of the Code.

4.12 Compliance with Legal Requirements; Governmental Authorizations.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries are, and since January 1, 2016 have been, in compliance with, and are not in default or in violation of, any Legal Requirement. Neither Parent nor any of its Subsidiaries has received, at any time since January 1, 2016, any written notice or, to the Knowledge of Parent, other communication (whether written or oral) from any Governmental Body or any other Person regarding (i) any actual or alleged violation of, or failure to comply with, any material Legal Requirement, or (ii) any actual or alleged obligation on the part of Parent or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any material remedial action of any nature.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and its Subsidiaries hold all of the permits, certificates, licenses, variances, exemptions, orders and other Governmental Authorizations that are necessary to operate the business of Parent and its Subsidiaries in accordance with applicable Legal Requirements (collectively, the “Parent Permits”), (ii) Parent and its Subsidiaries are, and at all times since January 1, 2016, have been, in compliance with all Parent Permits, (iii) no suspension or cancellation of any Parent Permit is pending or, to the Knowledge of Parent, threatened, and (iv) each Parent Permit is valid and in full force and effect.

4.13 Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) Parent and its Subsidiaries are, and during the relevant time periods specified pursuant to all applicable statutes of limitations were, in compliance with any applicable Environmental Laws;

(b) Parent and its Subsidiaries possess, or have timely applied for, all material permits, certificates, licenses, registrations, exemptions, orders, approvals and other authorizations required under Environmental Laws to operate and conduct their respective businesses as currently operated and conducted;

(c) Parent and its Subsidiaries, including all Parent Facilities, are not subject to any pending or, to Parent’s Knowledge, threatened Environmental Claim, nor has Parent or its Subsidiaries received any written notice of violation noncompliance, enforcement, or investigation from any Governmental Body pursuant to Environmental Laws that remains pending or unresolved;

(d) there has been no Release by Parent or its Subsidiaries, or in connection with the Parent Facilities, in violation of any Environmental Laws, or in any other manner, that would reasonably be expected to give rise to a material liability pursuant to Environmental Laws;

(e) to Parent’s Knowledge, there has been no exposure of any Person or property to any Hazardous Substance in connection with any of the Parent Facilities that would reasonably be expected to form the basis for any material Environmental Claim against Parent or its Subsidiaries;

(f) neither Parent nor any of its Subsidiaries is subject to any Order or other written agreement with any Governmental Body relating to, and neither Parent nor any of its Subsidiaries has assumed or retained by contract or operation of law, any material liability or obligation under or pursuant to any Environmental Law or assigning liability to Parent or any of its Subsidiaries in respect of Hazardous Substances;

(g) to the Knowledge of Parent, there are no circumstances or conditions involving Parent or any of its Subsidiaries that could reasonably be expected to result in any material claims, liabilities, obligations, investigations, costs, or restrictions on the ownership, use, or transfer of any property of Parent or any of its Subsidiaries pursuant to any Environmental Law; and

(h) Parent has taken commercially reasonable efforts to make available for inspection by the Company complete and accurate copies of all material environmental assessment and audit reports and studies produced within the preceding five years by or on behalf of Parent or in Parent’s possession, all material Environmental Permits, and all material correspondence addressing pending or unresolved Environmental Claims relating to the Parent Facilities that are in Parent’s possession.

Notwithstanding any other language in the Agreement, this Section 4.13 contains Parent’s sole representations and warranties with respect to Environmental Laws, Environmental Permits, Environmental Claims, or any other matter related to the environment or Hazardous Substances.

4.14 Legal Proceedings. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Legal Proceeding pending, or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or (b) judgment, decree, injunction, ruling or order of any Governmental Body outstanding against Parent or any of its Subsidiaries. To the Knowledge of Parent, as of the date of this Agreement, no officer or director of Parent is a defendant in any material Legal Proceeding in connection with his or her status as an officer or director of Parent or any of its Subsidiaries. There is no judgment, settlement, order, decision, direction, writ, injunction, decree, stipulation or legal or arbitration award of, or promulgated or issued by, any Governmental Body in effect to which any of Parent or any of its Subsidiaries is a party or subject that materially interferes with, or would be reasonably likely to materially interfere with, the business of Parent or any of its Subsidiaries as currently conducted.

4.15 Contracts; No Defaults.

(a) Section 4.15 of the Parent Disclosure Schedule contains a complete and accurate list of all Parent Material Contracts to or by which Parent or any of its Subsidiaries is a party or is bound as of the date of this Agreement (provided, however, that Parent is not required to list any such agreements in Section 4.15 of the Parent Disclosure Schedule that are listed as exhibits to the Parent SEC Reports filed after January 1, 2020). For purposes of this Agreement, “Parent Material Contract” means each Parent Contract (including any amendment thereto):

(i) that is required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) to which or with respect to which any director or officer of the Parent or any of its Subsidiaries, or any Affiliate of Parent, are parties or express beneficiaries;

(iii) evidencing Indebtedness of Parent or any of its Subsidiaries having an outstanding principal amount in excess of $2,500,000;

(iv) that (A) imposes any material restrictions or prohibitions on the business activity of Parent or any of its Subsidiaries, (B) limits the freedom of Parent or its Subsidiaries to engage in any line of business or to compete with any other Person or in any geographic area in any material respect, or to hire any Person, excluding, in each case, clauses in commercial contracts entered into in the ordinary course of business consistent with past practice, or (C) includes any provisions in respect of exclusivity, most favored nations pricing, minimum purchase or sale guarantees, non-solicitation of any Person or similar concepts that restricts the business activity of the Parent or any of its Subsidiaries in a material manner;

(v) relating to the employment of, or the performance of services by, any employee or contractor, or pursuant to which Parent or any of its Subsidiaries is or may become obligated to make any severance, redundancy, termination, or similar payment to any current or former employee or director in excess of $250,000; or pursuant to which Parent or any of its Subsidiaries is or may become obligated to make any bonus or similar payment (other than payments constituting base salary) in excess of $200,000 to any single current or former employee, director, or contractor;

(vi) providing for indemnification of any officer, director, or employee of Parent;

(vii) (A) relating to the acquisition, issuance, voting, registration, sale, or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance, or any similar right with respect to any securities, or (C) providing Parent or any of its Subsidiaries with any right of first refusal with respect to, or right to repurchase or redeem, any securities;

(viii) that imposes any material restriction on the right or ability of Parent or any of its Subsidiaries to acquire or dispose of the securities of another Person;

(ix) requiring that Parent or any of its Subsidiaries give any notice or provide any information to any Person prior to considering or accepting any Parent Acquisition Proposal or similar proposal, or prior to entering into any discussions, agreement, arrangement, or understanding relating to any Parent Acquisition Proposal or similar transaction;

(x) to which any Major Customer or any of its Affiliates is a party or under which such Major Customer or its Affiliates have any rights or obligations;

(xi) that requires Parent or any of its Subsidiaries to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (excluding Parent and other wholly-owned Subsidiaries of Parent), in excess of $500,000;

(xii) that relates to the sale, transfer or other disposition of (A) a business, or (B) other than in the ordinary course of business consistent with past practice, real or personal property, or assets by Parent or any of its Subsidiaries (excluding such dispositions to Parent or other wholly-owned Subsidiaries of Parent), in each case in excess of $1,000,000 individually;

(xiii) that relates to the purchase or acquisition of (A) a business or (B) other than in the ordinary course of business consistent with past practice, assets, in each case by Parent or any of its Subsidiaries for consideration in excess of $1,000,000;

(xiv) pursuant to which Parent or any of its Subsidiaries has any potential continuing indemnification obligations in excess of $1,000,000 other than customer, supplier, advisor and other commercial Contracts entered into in the ordinary course of business consistent with past practice;

(xv) pursuant to which Parent or any of its Subsidiaries has any potential continuing “earnout” or other contingent, deferred or fixed payment obligations that would reasonably be expected to result in payments in excess of $500,000 for any 12-month period;

(xvi) that is a joint venture agreement, joint operating agreement, partnership agreement or other similar Contract involving a sharing of profits and expenses;

(xvii) that grants any third Person, or obligates Parent or any of its Subsidiaries to exercise, an option or other preferential right to purchase, sell, lease, encumber or transfer any right, title or interest in and to any material property, including any property of Parent or any of its Subsidiaries;

(xviii) any Contract with any financial advisor or investment or commercial bank that will be binding on Parent or any of its Subsidiaries after Closing (other than those that contain only customary indemnification provisions);

(xix) any Contract that relates to or involves future expenditures, receipts or payments by Parent or any of its Subsidiaries of more than $1,000,000 in any one (1) year period that cannot be terminated on less than sixty (60) days’ notice without material payment or penalty, other than customer, product sales and supplier Contracts entered into in the ordinary course of business consistent with past practice;

(xx) any Contract that contains any provisions that restrict any Person from (A) offering or proposing (whether publicly or otherwise) to acquire any capital stock of Parent (whether directly or indirectly or whether through an acquisition, tender offer, exchange offer, merger or otherwise) or (B) taking actions that are intended to result in a change of control of Parent;

(xxi) any Contract that is material to the business of Parent and its Subsidiaries, taken as a whole, to which Parent or any of its Subsidiaries is a party and (A) licenses in Intellectual Property owned by a third party, (B) licenses out Intellectual Property owned by Parent or its Subsidiaries, (C) agrees not to assert or enforce Intellectual Property owned by Parent or such Subsidiary, (D) agrees to develop Intellectual Property for a third party, or (E) a third party agrees to develop Intellectual Property for Parent or such Subsidiary, other than (1) non-exclusive in-bound License Agreements for software that is generally commercially available and (2) non-exclusive licenses granted by Parent or any of its Subsidiaries, in each case, in the ordinary course of business consistent with past practice on standard terms; and

(xxii) any other Contract, if a breach or termination of such Contract could have a Parent Material Adverse Effect.

(b) Each Parent Material Contract is valid and in full force and effect and is enforceable in accordance with its terms against Parent or its Subsidiaries, as applicable, and, to the Knowledge of Parent, the other parties thereto (in each case subject to the Bankruptcy and Equity Exception), except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i) neither Parent nor any of its Subsidiaries has violated or breached in any respect, or committed any default under, any Parent Material Contract; and, to the Knowledge of Parent, no other Person has violated or breached in any respect, or committed any default under, any Parent Material Contract; and

(ii) neither Parent nor any of its Subsidiaries has received any written notice or, to the Knowledge of Parent, other communication that there has been any violation or breach of, or default under, any Parent Material Contract by Parent or any of its Subsidiaries.

4.16 Insurance. Section 4.16 of the Parent Disclosure Schedule sets forth all material insurance policies issued in favor of Parent or any of its Subsidiaries (the “Parent Insurance Policies”). The Parent Insurance Policies are each valid and currently effective insurance policies issued in favor of Parent or its Subsidiary, as applicable, and is adequate and otherwise customary for companies of similar size, financial condition and operational risk profile. All Parent Insurance Policies are in full force and effect, all premiums due thereon have been paid, and Parent and its Subsidiaries have complied with the provisions of such policies. As of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Parent

Insurance Policy. As of the date of this Agreement, there is no claim by Parent or any of its Subsidiaries pending under any Parent Insurance Policy that, to the Knowledge of Parent, has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice or that, if not paid, would not be material to Parent and its Subsidiaries, taken as a whole. Neither Parent nor any of its Subsidiaries has received any written notice from or on behalf of any insurance carrier that there will be a cancellation or nonrenewal of any Parent Insurance Policy.

4.17 Labor and Employment Matters.

(a) Except as set forth on Section 4.17(a) of the Parent Disclosure Schedule, since January 1, 2019, neither Parent nor any of its Subsidiaries has been a party to, or bound by, any collective bargaining agreement, collective agreement, or other Contract with a labor union, trade union, works council, labor organization or other representative of employees.

(b) Since January 1, 2019, there have been no strikes, lockouts, picketing, work stoppages, or similar labor disturbances existing or, to Parent’s Knowledge, threatened, with respect to any employees of Parent or any of its Subsidiaries.

(c) Since January 1, 2019, there have been no union certification or representation petitions or demands with respect to any employees of Parent or its Subsidiaries and, to Parent’s Knowledge, no union organizing campaign or similar effort is pending or threatened with respect to any employees of Parent or its Subsidiaries.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no complaint, charge, grievance, investigation, audit, or other Legal Proceeding by or before any Governmental Body brought by or on behalf of any employee, prospective employee, consultant, former employee, retiree, labor organization, or other representative of its employees or relating to its employees or labor or employment practices (including charges of or relating to: unfair labor practices, failure to pay wages, discrimination, harassment, retaliation, terms or conditions of employment, or employee leave practices) or working conditions is pending or to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries are, and since January 1, 2019, have been, in compliance with all applicable Legal Requirements relating to labor and employment, including all such Legal Requirements relating to the engagement of leased employees, consultants, and independent contractors, non-discrimination, non-retaliation, affirmative action, terms and conditions of employment, collective bargaining, labor relations, hours of work, wage and hour requirements (including the proper classification of, compensation paid to, and related withholding with respect to employees, leased employees, consultants, and independent contractors), overtime pay, immigration, recordkeeping, data privacy, leaves of absence, WARN Act compliance, reasonable accommodation of disabilities, occupational health and safety requirements, workers’ compensation, payment of employment-related Taxes, and all other employment practices. Neither Parent nor any of its Subsidiaries is, or has been, a U.S. federal or state government contractor or sub-contractor.

(f) Section 4.17(f) of the Parent Disclosure Schedule sets forth the employing entity of each employee of Parent or its Subsidiaries in each jurisdiction in which any employee of Parent or any of its Subsidiaries is located.

4.18 Brokers. Except as set forth on Section 4.18 of the Parent Disclosure Schedule, no broker, finder, investment banker, or other Person is or may be entitled to any brokerage, finder’s, or other fee or commission in connection with the Transactions based upon arrangements or authorizations made by or on behalf of Parent or any of its Subsidiaries. Parent has made available to the Company a true and complete copy of any Contract to which Parent or any of its Subsidiaries is a party pursuant to which any Person could be entitled to such fee or commission in connection with the Transactions.

4.19 Customers and Suppliers. Parent has made available to the Company a list of the 20 largest customers (by revenues received) and the 20 largest suppliers (by amounts spent) of Parent and its Subsidiaries, taken as a whole, in each case for the twelve month period ended December 31, 2020. Since December 31, 2020 and through the date of this Agreement, to the Knowledge of Parent, (a) no such Parent customer or supplier has cancelled or otherwise terminated its relationship with Parent or any of its Subsidiaries, and (b) no such Parent customer or supplier has threatened in writing to cancel or otherwise terminate its relationship with Parent or any of its Subsidiaries or its usage of the services of Parent or any of its Subsidiaries.

4.20 Opinion of Financial Advisor. The Parent Board has received the opinion of Moelis & Company LLC to the effect that, subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in such opinion, as of the date of such opinion, the Exchange Ratio pursuant to this Agreement was fair, from a financial point of view, to Parent.

4.21 Anti-Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other Takeover Law is applicable to this Agreement, the Merger or the other Transactions.

4.22 Ownership of Company Ordinary Shares. No Parent Group Party beneficially owns any Company Ordinary Shares as of the date hereof.

4.23 Anti-Bribery. Except as disclosed in Section 4.23 of the Parent Disclosure Schedule, Parent, its Subsidiaries, the Parent Joint Ventures and Parent’s and Subsidiaries’ directors, officers, employees, and to Parent’s and its Subsidiaries’ Knowledge, their agents, distributors, and representatives have not, within the preceding five years, violated any Anti-Bribery Law, nor have they directly or indirectly offered, paid, promised to pay, or authorized the payment of any money, commission, reward, gift, hospitality, entertainment, inducement (including any facilitation payments) or anything else of value to: (a) any Government Official; (b) any person acting for or on behalf of any Government Official; (c) any other person; or (d) any non-U.S. political party, representative of a non-U.S. political party or candidate for non-U.S. public office, for the purpose of obtaining or retaining business or favorable governmental action or to otherwise secure any improper advantage, in violation of the Anti-Bribery Laws. Except as disclosed in Section 4.23 of the Parent Disclosure Schedule, no proceeding by or before any Governmental Body involving Parent, its Subsidiaries, the Parent Joint Ventures or Parent’s or its Subsidiaries’ or the Parent Joint Ventures’ directors, officers, employees, agents, distributors, or representatives relating to the Anti-Bribery Laws is pending or, to Parent’s or its Subsidiaries’ Knowledge, threatened.

4.24 Trade Controls. None of Parent, any of its Subsidiaries, the Parent Joint Ventures, any of their respective owners, directors, officers, or employees, or, to Parent’s Knowledge, any other Person working on behalf of any of the foregoing has directly or indirectly during the past five years taken any action in violation of any applicable Trade Control Laws. None of Parent, any of its Subsidiaries, the Parent Joint Ventures or any of their respective owners, directors, officers, or employees, or, to Parent’s Knowledge, any other Person working on behalf of any of the foregoing is a Sanctioned Party. To the Knowledge of Parent, none of Parent or any of its Subsidiaries or the Parent Joint Ventures is currently under investigation, or being audited, by any Governmental Body or judicial or investigative body related to compliance with applicable Trade Control Laws.

4.25 Related Parties. No present or former director, executive officer, shareholder, partner, member or employee or Affiliate of Parent or any of its Subsidiaries, nor any of such Person’s Affiliates or immediate family members (each of the foregoing, a “Parent Related Party”), is a party to any Contract (excluding any Parent Benefit Plans) with or binding upon Parent or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the foregoing or has engaged in any transaction with any of the foregoing within the last twelve months. None of Parent or any of its Subsidiaries owns, directly or indirectly, on an individual or joint basis, any interest in, or serves as an officer or director or in another similar capacity of, any supplier or other independent contractor of Parent or any of its Subsidiaries, or any organization which has a Contract with Parent or any of its Subsidiaries.

4.26 No Other Representations and Warranties.

(a) Except for the representations and warranties made in this Article 4, no Parent Group Party nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or condition (financial or otherwise) in connection with this Agreement or the Transactions, and each Parent Group Party hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, no Parent Group Party nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by any Parent Group Party in this Article 4, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent or its Subsidiaries, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, each Parent Group Party acknowledges and agrees that none of the Company or any other Person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article 3, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company or any of its Subsidiaries furnished or made available to Parent, its Affiliates or any of their Representatives and that each Parent Group Party expressly disclaims reliance upon any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, each Parent Group Party acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent, its Affiliates or any of their Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

ARTICLE 5

CERTAIN COVENANTS

5.1 Operation of the Company’s Business.

(a) Until the Closing, except as set forth on Section 5.1(a) of the Company Disclosure Schedule, as explicitly permitted or required by this Agreement, as required by applicable Legal Requirements or with the prior written consent of Parent (which consent will not be unreasonably withheld, delayed or conditioned by Parent), the Company shall, shall cause each of its Subsidiaries to and shall use commercially reasonable efforts to cause each of the Company Joint Ventures to, conduct its business in the ordinary course of business consistent with past practice in all material respects, including by using commercially reasonable efforts to preserve substantially intact its current business organizations, retain its key officers and key employees, and maintain its relations and goodwill with key suppliers and customers; provided, that this Section 5.1(a) shall not prohibit the Company, its Subsidiaries or the Company Joint Ventures from taking commercially reasonable actions outside of the ordinary course or not consistent with past practice in response to (i) changes or developments resulting from the COVID-19 pandemic or (ii) other changes or developments that would reasonably be expected to cause a reasonably prudent company similar to the Company to take commercially reasonable actions outside of the ordinary course consistent with past practice and in a manner not involving the entry by the Company, its Subsidiaries or the Company Joint Ventures into businesses that are materially different from the businesses of the Company, its Subsidiaries and the Company Joint Ventures on the date hereof.

(b) Until the Closing, except as set forth on Section 5.1(b) of the Company Disclosure Schedule, as explicitly permitted or required by this Agreement, as required by applicable Legal Requirements or with the prior written consent of Parent (which consent will not be unreasonably withheld, delayed or conditioned by Parent), the Company shall not, and shall not permit any of its Subsidiaries to:

(i) (A) declare, set aside, or pay any dividends on, or make any other distributions (whether in cash, stock, or property) in respect of, any of its capital stock or other equity or voting interests, except (1) for dividends or distributions expressly required by the Organizational Documents of the Company or any of its Subsidiaries and set forth on Section 5.1(b)(i) of the Company Disclosure Schedule or (2) by a direct or indirect wholly owned Subsidiary of the Company to the Company or a direct or indirect wholly owned Subsidiary of the Company, (B) split, combine, or reclassify any of its capital stock or other equity or voting interests or (C) purchase, redeem, or otherwise acquire any of its capital stock or any other securities of the Company or any of its Subsidiaries or any securities convertible into or exchangeable for such shares of capital stock or other securities or any options, warrants, calls, or rights to acquire any such shares or other securities, except for acquisitions of Company Ordinary Shares tendered by holders of Company Warrants, Company Share Options and Company RSU Awards in accordance with the terms of the Company Equity Plan and the applicable warrant or award agreements as in effect on the date of this Agreement to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto;

(ii) offer, issue, deliver, grant or sell to any Person (other than the Company or any of its Subsidiaries), or pledge, or otherwise encumber, any shares of its capital stock, any other equity or voting interests or any securities convertible into, or exchangeable for, or any options, warrants, calls, or rights to acquire or receive, any such shares, interests, or securities or any stock appreciation rights, phantom stock awards, or other rights that are linked in any way to the price of the Company Ordinary Shares, Company Share Options, Company RSU Awards or the value of the Company or any part thereof, other than (A) the issuance of Company Ordinary Shares upon the vesting of any Company RSU Awards or the exercise of Company Warrants or Company Share Options, in each case that are outstanding as of the date of this Agreement and in accordance with their present terms and Section 2.2 hereof, or (B) Permitted Liens;

(iii) amend its Organizational Documents (including by merger, consolidation or otherwise) or the Company Shareholders Agreement;

(iv) consummate or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization, or merger, consolidate, combine or amalgamate with any other Person;

(v) purchase any business (by merger, share acquisition or otherwise) or all or a substantial portion of the assets of any Person or merge, consolidate or enter into any other business combination transaction with any Person, in each case other than acquisitions for which the value of the consideration is less than $2,000,000 individually and $5,000,000 in the aggregate;

(vi) make capital expenditures that are, with respect to any fiscal quarter, in the aggregate greater than 150% of one-fourth of the aggregate amount of capital expenditures scheduled to be made in the Company’s capital expenditure budget as set forth on Section 5.1(b)(vi) of the Company Disclosure Schedule, except for capital expenditures to repair damage resulting from insured casualty events where there is a reasonable basis for a claim of insurance or made in response to any emergency, whether caused by war, terrorism, weather events, public health events (including pandemics), outages or otherwise;

(vii) sell, lease, exchange or otherwise dispose of any portion of its assets or properties (including the Company Real Property Interests), other than (A) sales, leases or dispositions of assets and the granting of nonexclusive licenses in the ordinary course of business consistent with past practice (which, for avoidance of doubt, shall be deemed to exclude, without limitation, the sale, exchange or other disposition of any equity interests in any of the Company’s Subsidiaries) and that would not exceed $10,000,000 individually, or (B) transactions solely among the Company and its wholly owned Subsidiaries;

(viii) (A) incur, create, or assume or guarantee any indebtedness for borrowed money other than (1) incurrence of indebtedness under the Company Credit Facility for working capital purposes in an amount not to exceed $20,000,000 and (2) such indebtedness among the Company and its wholly-owned Subsidiaries, and (B) other than in the ordinary course of business consistent with past practice, (1) incur, create or assume any Indebtedness other than Indebtedness that may be incurred under the preceding clause (A) and the items described in subclause (d) in the definition of Indebtedness in Section 8.15, (2) guarantee any such Indebtedness of another Person (other than such Indebtedness among the Company and its wholly-owned Subsidiaries) or (3) create any material Encumbrances on any property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Liens;

(ix) make any (A) loans, advances, extension of credit other than (1) trade credit to customers in the ordinary course of business consistent with past practice or (2) advances to employees for reimbursable expenses or that otherwise do not exceed $200,000 in the aggregate, in the ordinary course of business consistent with past practice, (B) capital contributions to, or investments in, any other Person, other than any direct or indirect wholly owned Subsidiary of the Company or (C) contributions to Company Benefit Plans that are defined benefit pension plans in an amount not to exceed by more than GBP 1,500,000 the deficit contribution to such Company Benefit Plan for the prior year, except to the extent required by applicable Legal Requirements; provided, that if applicable Legal Requirements require a contribution in excess of such GBP 1,500,000 limitation, only the minimum amount required by such Legal Requirements shall be contributed to such plan(s), and the Company shall notify Parent of such contribution;

(x) subject to Section 5.17, (A) settle any Legal Proceeding against the Company or any of its Subsidiaries (including claims of members and any shareholder or member litigation relating to this Agreement, the Transactions or otherwise) in excess of $250,000 individually and $2,000,000 in the aggregate, in each case net of insurance proceeds; provided, however, that neither the Company nor any of its Subsidiaries shall settle or compromise any Legal Proceeding if such settlement or compromise (1) involves a material conduct remedy or material injunctive or similar relief, (2) involves an admission of criminal wrongdoing by the Company or any of its Subsidiaries or (3) has a restrictive impact on the business of the Company and its Subsidiaries, taken as a whole, in any material respect, or (B) waive or release any material claim or Legal Proceeding brought by the Company or any of its Subsidiaries against another Person, other than in the ordinary course of business consistent with past practice;

(xi) except in the ordinary course of business consistent with past practice, (A) enter into any Contract that would be a Company Material Contract or (B) modify, amend, terminate or assign, or waive or assign any material rights or claims under, any Company Material Contract; provided, however, that any Contract entered into in compliance with the foregoing, except for customer, supplier, and other commercial Contracts, shall not (x) as a result of the consummation of the Transactions, give rise to a right of, or result in, termination, cancellation, or acceleration of any material obligation or to a loss of a material benefit under, or result in the creation of any Encumbrance (other than any Permitted Lien) in or upon any of the material properties or assets of the Company or any of its Subsidiaries or Parent or any of its

Subsidiaries under, or give rise to any increased, additional, accelerated, or guaranteed material rights or entitlements under, any provision of such Contract; or (y) in any way purport to materially restrict the business activity of the Company or any of its Subsidiaries or to materially limit the freedom of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person or in any geographic area;

(xii) adopt or enter into any material collective bargaining agreement, collective agreement, or other Contract with a labor union, trade union, works council, or other representative of employees that is applicable to the employees of the Company or any of its Subsidiaries;

(xiii) (A) grant any increases in the compensation (including incentive, severance, redundancy, bonus, change-in-control or retention compensation) or benefits paid, payable, provided or to become payable or provided to, or grant any cash- or equity-based awards to, any current or former directors, officers, employees or other individual service providers of the Company or its Subsidiaries, except (1) as required by a Company Benefit Plan in accordance with its terms as in effect as of the date of this Agreement, and (2) for increases in compensation to employees who are not officers of the Company in connection with promotions in the ordinary course of business consistent with past practice; (B) grant or provide any tax gross-up, change-in-control, severance, redundancy, or retention payments or benefits to any current or former directors, officers, employees or other individual service providers of the Company or any of its Subsidiaries, except as required by a Company Benefit Plan in accordance with its terms as in effect as of the date of this Agreement; (C) establish, adopt, enter into, amend or terminate any Company Benefit Plan or any other plan, policy, program, agreement or arrangement that would be a Company Benefit Plan if in effect on the date hereof; (D) hire or promote, other than in the ordinary course of business consistent with past practice, or terminate the employment or service (other than for cause) of any employee or other individual service provider of the Company or any of its Subsidiaries with a total annualized compensation opportunity in excess of $120,000; or (E) take any action to accelerate the vesting or payment, or fund or in any way secure the payment, of compensation or benefits under any Company Benefit Plan;

(xiv) other than in the ordinary course of business consistent with past practice, (A) change, make or rescind any material election relating to Taxes (including any election for any joint venture, partnership, limited liability company or other investment where the Company or one of its Subsidiaries has the authority to make such binding election in its discretion, but excluding any election that must be made periodically and is made consistent with past practice); (B) settle or compromise any material Legal Proceeding relating to Taxes; (C) file any material amended Tax Return or claim for a material Tax refund; (D) except to the extent otherwise required by applicable Legal Requirements, file any material Tax Return other than on a basis consistent with past practice; (E) consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of material Taxes; (F) grant any power of attorney with respect to material Taxes; (G) enter into any material Tax allocation, sharing or indemnity agreement, any material Tax holiday agreement, or any material closing or other similar agreement with respect to Taxes; or (H) change any material method of accounting for Tax purposes;

(xv) except as required by GAAP, change the period by reference to which it is liable to pay Tax, or make any material changes in financial accounting methods, principles, or practices;

(xvi) take any action reasonably expected to result in the Company or any of its Subsidiaries: (A) becoming resident for Tax purposes in a jurisdiction other than the jurisdiction in which it is resident for Tax purposes on the date of this Agreement or (B) creating a taxable presence in a jurisdiction in which it does not, on the date of this Agreement, have a taxable presence (provided that paragraph (B) shall not apply to actions taken to commence operations under a contract to work which (1) are in the ordinary course of business, (2) are consistent with past practice and (3) do not, through an express or implied agency relationship, rise to a permanent establishment);

(xvii) fail to keep in full force, or find a substantially comparable replacement for, any material Company Insurance Policy;

(xviii) enter into, amend, renew or extend any transaction, arrangement or Contract with any Company Related Party;

(xix) except in the ordinary course of business consistent with past practice, enter into any leases, subleases, licenses or other occupancy agreements or modify, amend, terminate or assign, or waive or assign any material rights or claims under, any Company Real Property Leases; provided, however, that any Contract entered into in compliance with the foregoing shall not (x), as a result of the consummation of the Transactions, give rise to a right of, or result in, termination, cancellation, or acceleration of any obligation or to a loss of a material benefit under, or result in the creation of any Encumbrance in or upon any of the properties or assets of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries under, or give rise to any increased, additional, accelerated, or guaranteed rights or entitlements under, any provision of such Contract; or (y) in any way purport to materially restrict the business activity of the Company or any of its Subsidiaries or to materially limit the freedom of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person or in any geographic area;

(xx) enter into any new line of business outside of its existing business;

(xxi) take any action (or omit to take any action) if such action (or omission) would reasonably be expected to cause any of the conditions set forth in Article 6 to not be satisfied by the End Date; or authorize any of, or commit, resolve, or agree to take any of, the foregoing actions.

5.2 Operation of Parent’s Business.

(a) Until the Closing, except as set forth on Section 5.2(a) of the Parent Disclosure Schedule, as explicitly permitted or required by this Agreement, as required by applicable Legal Requirements or with the prior written consent of the Company (which consent will not be unreasonably withheld, delayed or conditioned by the Company), Parent shall, and shall cause each of its Subsidiaries to and shall use commercially reasonable efforts to cause each of the Parent Joint Ventures to, conduct its business in the ordinary course of business consistent with past practice in all material respects, including by using commercially reasonable efforts to preserve substantially intact its current business organizations, retain its key officers and key employees, and maintain its relations and goodwill with key suppliers and customers; provided, that this Section 5.2(a) shall not prohibit Parent, its Subsidiaries or the Parent Joint Ventures from taking commercially reasonable actions outside of the ordinary course or not consistent with past practice in response to (i) changes or developments resulting from the COVID-19 pandemic or (ii) other changes or developments that would reasonably be expected to cause a reasonably prudent company similar to Parent to take commercially reasonable actions outside of the ordinary course consistent with past practice and in a manner not involving the entry by Parent, its Subsidiaries or the Parent Joint Ventures into businesses that are materially different from the businesses of Parent, its Subsidiaries and the Parent Joint Ventures on the date hereof.

(b) Until the Closing, except as set forth on Section 5.2(b) of the Parent Disclosure Schedule, as explicitly permitted or required by this Agreement, as required by applicable Legal Requirements or with the prior written consent of the Company (which consent will not be unreasonably withheld, delayed or conditioned by the Company), Parent shall not, and shall not permit any of its Subsidiaries to:

(i) (A) declare, set aside, or pay any dividends on, or make any other distributions (whether in cash, stock, or property) in respect of, any of its capital stock or other equity or voting interests, except (1) for dividends or distributions expressly required by the Organizational Documents of Parent or any of its Subsidiaries and set forth on Section 5.2(b)(i) of the Parent Disclosure Schedule, or (2) by a direct or indirect wholly owned Subsidiary of Parent to Parent or a direct or indirect wholly owned Subsidiary of Parent, (B) split, combine, or reclassify any of its capital stock or other equity or voting interests, except for the Parent Reverse Stock Split, or (C) purchase, redeem, or otherwise acquire any of its capital stock or any other securities of Parent or any of its Subsidiaries or any securities convertible into or exchangeable for such shares of capital stock or other securities or any options, warrants, calls, or rights to acquire any such shares or other securities, except for acquisitions of shares of Parent Common Stock tendered by holders of Parent Equity Awards, in accordance with the terms of an equity plan of Parent and the applicable award agreements as in effect on the date of this Agreement to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto;

(ii) offer, issue, deliver, grant or sell to any Person (other than Parent or any of its Subsidiaries), or pledge, or otherwise encumber, any shares of its capital stock, any other equity or voting interests or any securities convertible into, or exchangeable for, or any options, warrants, calls, or rights to acquire or receive, any such shares, interests, or securities or any stock appreciation rights, phantom stock awards, or other rights that are linked in any way to the price of the Parent Common Stock or any equity awards of Parent or the value of Parent or any part thereof, other than (A) the issuance of shares of Parent Common Stock upon the vesting of any equity awards of Parent, in each case that are outstanding as of the date of this Agreement and in accordance with their present terms or (B) Permitted Liens;

(iii) amend its Organizational Documents (including by merger, consolidation or otherwise), except for the Parent Amended Articles;

(iv) consummate or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization, or merger, consolidate, combine or amalgamate with any other Person;

(v) purchase any business (by merger, share acquisition or otherwise) or all or a substantial portion of the assets of any Person or merge, consolidate or enter into any other business combination transaction with any Person, in each case other than acquisitions for which the value of the consideration is less than $2,000,000 individually and $5,000,000 in the aggregate;

(vi) make capital expenditures that are, with respect to any fiscal quarter, in the aggregate greater than 150% of the aggregate amount of capital expenditures scheduled to be made in Parent’s capital expenditure budget for such fiscal quarter as set forth on Section 5.2(b)(vi) of the Parent Disclosure Schedule, except for capital expenditures to repair damage resulting from insured casualty events where there is a reasonable basis for a claim of insurance or made in response to any emergency, whether caused by war, terrorism, weather events, public health events (including pandemics), outages or otherwise;

(vii) sell, lease, exchange or otherwise dispose of any portion of its assets or properties (including the Parent Real Property Interests), other than (A) sales, leases or dispositions of assets and the granting of nonexclusive licenses in the ordinary course of business consistent with past practice (which, for avoidance of doubt, shall be deemed to exclude, without limitation, the sale, exchange or other disposition of any equity interests in any of Parent’s Subsidiaries) and that would not exceed $10,000,000 individually, or (B) transactions solely among Parent and its wholly owned Subsidiaries;

(viii) (A) incur, create, or assume or guarantee any indebtedness for borrowed money other than (1) incurrence of indebtedness under the Parent Credit Agreement for working capital purposes in an amount not to exceed $20,000,000 and (2) such indebtedness among Parent and its wholly-owned Subsidiaries and (B) other than in the ordinary course of business consistent with past practice, (1) incur, create or assume any Indebtedness other than Indebtedness that may be incurred under the preceding clause (A) and the items described in subclause (d) in the definition of Indebtedness in Section 8.15 or (2) guarantee any such Indebtedness of another Person (other than such Indebtedness among Parent and its wholly-owned Subsidiaries) or (3) create any material Encumbrances on any property or assets of Parent or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Liens;

(ix) make any (A) loans, advances, extension of credit other than (1) trade credit to customers in the ordinary course of business consistent with past practice or (2) advances to employees for reimbursable expenses or that otherwise do not exceed $200,000 in the aggregate, in the ordinary course of business consistent with past practice, (B) capital contributions to, or investments in, any other Person, other than any direct or indirect wholly owned Subsidiary of Parent or (C) contributions to Parent Benefit Plans that are defined benefit pension plans in an amount not to exceed by more than $1,000,000 per annum the aggregate forecasted contributions, as set forth on Section 5.2(b)(ix) of the Parent Disclosure Schedule, except to the extent required by applicable Legal Requirements; provided, that if applicable Legal Requirements require a contribution in excess of such $1,000,000 limitation, only the minimum amount required by such Legal Requirements shall be contributed to such plan(s), and Parent shall notify the Company of such contribution;

(x) subject to Section 5.17, (A) settle any Legal Proceeding against Parent or any of its Subsidiaries (including claims of shareholders and any shareholder litigation relating to this Agreement, the Transactions or otherwise) in excess of $250,000 individually and $2,000,000 in the aggregate, in each case net of insurance proceeds; provided, however, that neither Parent nor any of its Subsidiaries shall settle or compromise any Legal Proceeding if such settlement or compromise (1) involves a material conduct remedy or material injunctive or similar relief, (2) involves an admission of criminal wrongdoing by Parent or any of its Subsidiaries or (3) has a restrictive impact on the business of Parent and its Subsidiaries, taken as a whole, in any material respect, or (B) waive or release any material claim or Legal Proceeding brought by Parent or any of its Subsidiaries against another Person, other than in the ordinary course of business consistent with past practice;

(xi) except in the ordinary course of business consistent with past practice, (A) enter into any Contract that would be a Parent Material Contract or (B) modify, amend, terminate or assign, or waive or assign any material rights or claims under, any Parent Material Contract; provided, however, that any Contract entered into in compliance with the foregoing, except for customer, supplier and other commercial Contracts, shall not (x) as a result of the consummation of the Transactions, give rise to a right of, or result in, termination, cancellation, or acceleration of any material obligation or to a loss of a material benefit under, or result in the creation of any Encumbrance (other than any Permitted Lien) in or upon any of the material properties or assets of Parent or any of its Subsidiaries or the Company or any of its Subsidiaries under, or give rise to any increased, additional, accelerated, or guaranteed material rights or entitlements under, any provision of such Contract or (y) in any way purport to materially restrict the business activity of Parent or any of its Subsidiaries or to materially limit the freedom of Parent or any of its Subsidiaries to engage in any line of business or to compete with any Person or in any geographic area;

(xii) adopt or enter into any material collective bargaining agreement, collective agreement, or other Contract with a labor union, trade union, works council, or other representative of employees that is applicable to the employees of Parent or any of its Subsidiaries;

(xiii) (A) grant any increases in the compensation (including incentive, severance, redundancy, bonus, change-in-control or retention compensation) or benefits paid, payable, provided or to become payable or provided to, or grant any cash- or equity-based awards to, any current or former directors, officers, employees or other individual service providers of Parent or its Subsidiaries, except (1) as required by a Parent Benefit Plan in accordance with its terms as in effect as of the date of this Agreement, or as to be amended as set forth on Section 5.2(b)(xiii) of the Parent Disclosure Schedule, (2) for increases in compensation to employees who are not officers of the Parent in connection with promotions in the ordinary course of business consistent with past practice; and (3) any increases to employees intended to restore previous reductions in compensation as set forth on Section 5.2(b)(xiii) of the Parent Disclosure Schedule; (B) grant or provide any tax gross-up, change-in-control, severance, redundancy, or retention payments or benefits to any current or former directors, officers, employees or other individual service providers of Parent or any of its Subsidiaries, except as required by a Parent Benefit Plan in accordance with its terms as in effect as of the date of this Agreement; (C) establish, adopt, enter into, amend or terminate any Parent Benefit Plan or any other plan, policy, program, agreement or arrangement that would be a Parent Benefit Plan if in effect on the date hereof, except for (y) any such actions reasonably necessary to reduce or mitigate the imposition of the sanctions imposed under Sections 280G and 4999 of the Code, to the extent such actions do not have a material impact on the Parent and are discussed in good faith with the Company prior to implementation, or (z) as otherwise set forth on Section 5.2(b)(xiii) of the Parent Disclosure Schedule; (D) hire or promote, other than in the ordinary course of business consistent with past practice, or terminate the employment or service (other than for cause) of any employee or other individual service provider of Parent or any of its Subsidiaries with a total annualized compensation opportunity in excess of $120,000; or (E) take any action to accelerate the vesting or payment, or fund or in any way secure the payment, of compensation or benefits under any Parent Benefit Plan;

(xiv) other than in the ordinary course of business consistent with past practice, (A) change, make or rescind any material election relating to Taxes (including any election for any joint venture, partnership, limited liability company or other investment where Parent or one of its Subsidiaries has the authority to make such binding election in its discretion, but excluding any election that must be made periodically and is made consistent with past practice); (B) settle or compromise any material Legal Proceeding relating to Taxes; (C) file any material amended Tax Return or claim for a material Tax refund; (D) except to the extent otherwise required by applicable Legal Requirements, file any material Tax Return other than on a basis consistent with past practice; (E) consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of material Taxes; (F) grant any power of attorney with respect to material Taxes; (G) enter into any material Tax allocation, sharing or indemnity agreement, any material Tax holiday agreement, or any material closing or other similar agreement with respect to Taxes; or (H) change any material method of accounting for Tax purposes;

(xv) except as required by GAAP, change the period by reference to which it is liable to pay Tax, or make any material changes in financial accounting methods, principles, or practices;

(xvi) take any action reasonably expected to result in Parent or any of its Subsidiaries: (A) becoming resident for Tax purposes in a jurisdiction other than the jurisdiction in which it is resident for Tax purposes on the date of this Agreement or (B) creating a taxable presence in a jurisdiction in which it does not, on the date of this Agreement, have a taxable presence (provided that paragraph (B) shall not apply to actions taken to commence operations under a contract to work which (1) are in the ordinary course of business, (2) are consistent with past practice and (3) do not, through an express or implied agency relationship, rise to a permanent establishment);

(xvii) fail to keep in full force, or find a substantially comparable replacement for, any material Parent Insurance Policy;

(xviii) enter into, amend, renew or extend any transaction, arrangement or Contract with any Parent Related Party;

(xix) except in the ordinary course of business consistent with past practice, enter into any leases, subleases, licenses or other occupancy agreements or modify, amend, terminate or assign, or waive or assign any material rights or claims under, any Parent Real Property Leases; provided, however, that any Contract entered into in compliance with the foregoing shall not (x), as a result of the consummation of the Transactions, give rise to a right of, or result in, termination, cancellation, or acceleration of any obligation or to a loss of a material benefit under, or result in the creation of any Encumbrance in or upon any of the properties or assets of Parent or any of its Subsidiaries or the Company or any of its Subsidiaries under, or give rise to any increased, additional, accelerated, or guaranteed rights or entitlements under, any provision of such Contract; or (y) in any way purport to materially restrict the business activity of Parent or any of its Subsidiaries or to materially limit the freedom of Parent or any of its Subsidiaries to engage in any line of business or to compete with any Person or in any geographic area;

(xx) enter into any new line of business outside of its existing business;

(xxi) take any action (or omit to take any action) if such action (or omission) would reasonably be expected to cause any of the conditions set forth in Article 6 to not be satisfied by the End Date; or

(xxii) authorize any of, or commit, resolve, or agree to take any of, the foregoing actions.

5.3 Access to Information.

(a) Each Party shall, and shall cause each of its Subsidiaries to, afford to the Other Party and its Representatives, until the Effective Time, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of such Party and its Subsidiaries and to their books, records, Contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish as promptly as reasonably practicable to the Other Party and its Representatives such information concerning its and its Subsidiaries’ business, properties, Contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the Other Party. Each Party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Other Party or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the Other Party and its Subsidiaries of their normal duties. Notwithstanding the foregoing provisions of this Section 5.3(a), neither Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information to the Other Party or any of its Representatives to the extent that such information is subject to attorney-client privilege or the attorney work-product doctrine or that such access or the furnishing of such information is prohibited by applicable Legal Requirements (including, for the avoidance of doubt, the European General Data Protection Regulation (EU) 2016/679 and the Cayman Islands Data Protection Act (As Revised)) or an existing Contract or agreement. Notwithstanding the foregoing, each Party shall not have access to personnel records of the Other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the Other Party’s good faith opinion the disclosure of which could subject the Other Party or any of its Subsidiaries to risk of liability.

Notwithstanding the foregoing, neither Party shall be permitted to conduct any sampling or analysis of any environmental media or building materials at any facility of the Other Party or its Subsidiaries without the prior written consent of the Other Party, which may be granted or withheld in the Other Party’s sole discretion. Each Party agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 5.3(a) for any purpose unrelated to the consummation of the Transactions.

(b) The Confidentiality Agreement shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder.

5.4 Notification.

. The Company shall give notice to Parent as promptly as reasonably practicable upon becoming aware of any condition, event or circumstance that would reasonably be expected to result in any of the conditions in Section 6.2(a) or 6.2(b) not being met, and Parent shall give notice to the Company as promptly as reasonably practicable upon becoming aware of any condition, event or circumstance that would reasonably be expected to result in any of the conditions in Section 6.3(a) or 6.3(b) not being met; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.

5.5 No Solicitation by the Company.

(a) Except as expressly permitted in this Section 5.5, the Company shall not, and shall cause its Subsidiaries and its and their respective officers, directors, employees, investment bankers, attorneys, accountants, financial advisors, affiliates, agents and other representatives (the “Agents”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate (including by way of furnishing non-public information), or take any other action designed to lead to, any inquiries or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal, (ii) participate or engage in discussions or negotiations with, or furnish any non-public information or data to, any Person that has made a Company Acquisition Proposal or any inquiry or proposal that would reasonably be expected to lead to a Company Acquisition Proposal, (iii) accept a Company Acquisition Proposal or enter into any agreement (other than an Acceptable Company Confidentiality Agreement in circumstances contemplated in this Section 5.5), including any letter of intent or agreement in principle, providing for or relating to a Company Acquisition Proposal, (iv) amend or grant any waiver, release or modification under, or fail to enforce, any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, or (v) resolve to do any of the foregoing. Without limiting the foregoing, it is agreed that any action taken by any of the Company’s Subsidiaries or by any Agents of the Company or any of its Subsidiaries that, if taken by the Company, would constitute a breach of this Section 5.5 shall constitute a breach of this Section 5.5 by the Company, regardless of (x) whether such Agent is authorized to take such action, (y) whether such Agent is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, and (z) any contrary instruction given to such Agent by the Company or any of its other Agents pursuant to this Section 5.5 or otherwise. Notwithstanding anything to the contrary in this Agreement, the Company and the Company Board, as applicable, may take any actions described in clause (ii) of this Section 5.5(a) with respect to a third-party if at any time prior to obtaining the Company Requisite Approval (A) the Company receives a written Company Acquisition Proposal from such third-party that the

Company Board believes in good faith is bona fide, (B) the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such proposal constitutes, or would reasonably be expected to lead to, a Company Superior Proposal, and (C) the Company Board determines in good faith, after consultation with its outside counsel, that the failure to participate in such negotiations or discussions or to furnish such information or data to such third-party would be inconsistent with the Company Board’s fiduciary duties under applicable Legal Requirements, provided that (1) such Company Acquisition Proposal was received after the date of this Agreement, such Company Acquisition Proposal was not solicited in, or otherwise was not the result of a, violation of this Section 5.5 and such Company Acquisition Proposal has not been withdrawn, (2) the Company provides to Parent the notice required by Section 5.5(e) with respect to such Company Acquisition Proposal and (3) the Company shall not deliver any information to such third-party without entering into a customary confidentiality agreement with such third-party containing limitations on the use and disclosure of non-public information furnished to such third-party that are substantially similar to, and are no less favorable to the Company in the aggregate than, the terms of the Confidentiality Agreement; provided that such confidentiality agreement does not contain provisions that would prohibit the Company from providing any information to Parent in accordance with this Section 5.5 or otherwise prohibits the Company from complying with the provisions of this Section 5.5 (an “Acceptable Company Confidentiality Agreement”).

(b) Except as otherwise provided in Section 5.5(c) or Section 5.5(d), neither the Company Board nor any committee thereof shall directly or indirectly (i) (A) withhold, withdraw, modify, qualify or fail to make, or publicly propose to withhold, withdraw, modify, qualify or fail to make, in any manner adverse to Parent, the approval, recommendation or declaration of advisability by the Company Board or any such committee thereof of this Agreement, the Merger or the other transactions contemplated by this Agreement, or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Company Acquisition Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), (ii) approve or recommend, or publicly propose to approve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Company Acquisition Proposal (other than an Acceptable Company Confidentiality Agreement permitted pursuant to Section 5.5(a)) or (B) requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement, or (iii) resolve, propose, agree or publicly announce an intention to do any of the foregoing. For the avoidance of doubt, a public statement that merely describes the Company’s receipt of a Company Acquisition Proposal and the operation of this Agreement with respect thereto shall not be deemed a Company Adverse Recommendation Change so long as the Company Board expressly reaffirms the Company Board Recommendation in such public statement.

(c) If the Company receives a Company Acquisition Proposal that was not solicited in, or otherwise was not the result of a, violation of Section 5.5(a), and that the Company Board believes in good faith is bona fide, and the Company Board (x) after consultation with its financial advisors and outside legal counsel, concludes that such Company Acquisition Proposal constitutes a Company Superior Proposal and (y) following consultation with outside legal counsel, determines that the failure of the Company Board to make a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Legal Requirements, then the Company Board may at any time prior to obtaining the Company Requisite Approval, effect a Company Adverse Recommendation Change; provided, however, that the Company Board may not take such action pursuant to the foregoing unless and until:

(i) the Company has provided prior notice (which notice must state that the Company Board has made the determinations described in, and in accordance with, the foregoing clauses (x) and (y) of Section 5.5(c)) to Parent specifying in reasonable detail the reasons for such action (including a description of the material terms of such Company Superior Proposal, identifying the Person or group making such Company Superior Proposal and delivering to Parent a copy of the proposed definitive agreement providing for such Company Superior Proposal in the form to be entered into and any other relevant proposed transaction agreements) at least four Business Days in advance of its intention to make a Company Adverse Recommendation Change (the period inclusive of all such days, the “Company Notice Period”) (it being understood and agreed that any material amendment to the terms of a Company Superior Proposal shall require a new notice pursuant to this Section 5.5(c) and a new Company Notice Period, except that such new Company Notice Period in connection with any amendment shall be for three Business Days from the time Parent receives such notice (as opposed to four Business Days));

(ii) during the Company Notice Period, the Company has negotiated with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments to the terms and conditions of this Agreement as would obviate the need for the Company Board to make a Company Adverse Recommendation Change; and

(iii) at the end of the Company Notice Period, the Company Board again concludes in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account any adjustment or modification to the terms and conditions of this Agreement proposed by Parent, that such Company Acquisition Proposal continues to constitute a Company Superior Proposal and that the failure of the Company Board to effect a Company Adverse Recommendation Change with respect to such Company Superior Proposal would be inconsistent with its fiduciary duties under applicable Legal Requirements.

(d) Other than in connection with a Company Acquisition Proposal (which shall be subject to Section 5.5(c) and shall not be subject to this Section 5.5(d)), nothing in this Agreement shall prohibit or restrict the Company Board from making a Company Adverse Recommendation Change at any time prior to obtaining the Company Requisite Approval in response to a Company Intervening Event to the extent that (i) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to effect a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Legal Requirements, and (ii) (A) the Company provides Parent four Business Days’ notice of its intention to take such action, which notice shall specify the reasons therefor and describe the Company Intervening Event in reasonable detail, (B) after providing such notice and prior to making such Company Adverse Recommendation Change, the Company shall negotiate in good faith with Parent during such four Business Day period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement as would obviate the need for the Company Board to make a Company Adverse Recommendation

Change, and (C) the Company Board shall have considered in good faith any changes to this Agreement offered in writing by Parent, and following such four Business Day period, shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure of the Company Board to effect a Company Adverse Recommendation Change with respect to such Company Intervening Event would be inconsistent with its fiduciary duties under applicable Legal Requirements. “Company Intervening Event” means a material development or change in circumstances with respect to the Company that occurs or arises after the date of this Agreement that was neither known to the Company or any of its Subsidiaries or any of their Agents as of the date of this Agreement nor reasonably foreseeable to the Company or any of its Subsidiaries or any of their Agents as of the date of this Agreement; provided, however, that in no event shall the receipt, existence or terms of a Company Acquisition Proposal or any matter relating thereto or of consequence thereof constitute a Company Intervening Event.

(e) The Company agrees that in addition to the obligations of the Company set forth in this Section 5.5, as promptly as practicable after receipt thereof (but in no event later than 24 hours after the Company’s receipt thereof), the Company shall advise Parent in writing of any request for information (other than a request for information in the ordinary course of business and unrelated to a Company Acquisition Proposal) or any Company Acquisition Proposal received from any Person, or any inquiry, discussions or negotiations with respect to any Company Acquisition Proposal, and the material terms and conditions of such request, Company Acquisition Proposal, inquiry, discussions or negotiations, and the Company shall promptly provide to Parent (i) copies of any written materials and draft agreements received by the Company in connection with any of the foregoing, (ii) the identity of the Person or group making any such request, Company Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place, (iii) a non-redacted copy of each Acceptable Company Confidentiality Agreement executed by the Company, and (iv) any non-public information concerning the Company or any of its Subsidiaries provided to any other Person or group in connection with any Company Acquisition Proposal which was not previously provided to Parent. The Company shall keep Parent promptly informed of the status of any Company Acquisition Proposal (including any changes to the material terms and conditions thereof). The Company agrees not to release any third-party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company or any of its Subsidiaries is a party and will use its reasonable best efforts to enforce any such agreement at the request of or on behalf of Parent, including initiating and prosecuting litigation seeking appropriate equitable relief (where available) and, to the extent applicable, damages.

(f) The Company will and will cause its Subsidiaries and will instruct its and their respective Agents to, immediately cease and cause to be terminated any discussions or negotiations, if any, with any Person (other than Parent and its Agents) conducted on or prior to the date of this Agreement with respect to any Company Acquisition Proposal (which, for this purpose, need not have been an unsolicited proposal). Within one Business Day of the date of this Agreement the Company shall deliver a written notice to each third-party that has received non-public information regarding the Company within the six months prior to the date of this Agreement pursuant to a confidentiality agreement with the Company for purposes of evaluating any transaction that could be a Company Acquisition Proposal and for whom no similar notice has been delivered prior to the date of this Agreement requesting the prompt return or destruction of all non-public information concerning the Company and any of its Subsidiaries heretofore furnished to such third-party or its representatives. The Company will immediately terminate any physical and electronic data access related to any such potential Company Acquisition Proposal previously granted to such third-party or its representatives.

(g) For purposes of this Agreement, “Company Acquisition Proposal” shall mean any bona fide proposal, whether or not in writing, for the (i) direct or indirect acquisition or purchase of a business or assets that (in the aggregate) constitutes 20% or more of the net revenues, net income or the assets (based on the fair market value thereof) of the Company and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of 20% or more of any class of or capital stock of or any partnership or other equity interest in, the Company or any of its Subsidiaries whose business (in the aggregate) constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or (iii) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, partnership or other equity interest, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction or series of transactions that if consummated would result in any Person or Persons beneficially owning 20% or more of any class of capital stock of, or any partnership or other equity interest in, the Company or any of its Subsidiaries whose business (in the aggregate) constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement. The term “Company Superior Proposal” shall mean any bona fide written Company Acquisition Proposal made after the date hereof that was not solicited in, or otherwise was not the result of a, violation of this Section 5.5, made by a third-party to purchase all or substantially all of the assets or all of the outstanding equity securities of the Company pursuant to a tender offer, exchange offer or merger on terms which the Company Board determines in good faith to be superior to the Company and its members (in their capacity as members) as compared to the transactions contemplated hereby and to any alternative transaction or changes to the terms of this Agreement proposed by Parent pursuant to Section 5.5(c) (after consultation with its financial advisors, and taking into account all terms and conditions of the Company Acquisition Proposal and this Agreement, including the terms of any financing or financing contingencies and the likely timing of closing, and the Person making the proposal, and any changes to the terms of this Agreement offered by Parent in response to such Company Superior Proposal).

5.6 No Solicitation by Parent.

(a) Except as expressly permitted in this Section 5.6, Parent shall not, and shall cause its Subsidiaries and its and their respective Agents not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate (including by way of furnishing non-public information), or take any other action designed to lead to, any inquiries or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, a Parent Acquisition Proposal, (ii) participate or engage in discussions or negotiations with, or furnish any non-public information or data to, any Person that has made a Parent Acquisition Proposal or any inquiry or proposal that would reasonably be expected to lead to a Parent Acquisition Proposal, (iii) accept a Parent Acquisition Proposal or enter into any agreement (other than an Acceptable Parent Confidentiality Agreement in circumstances contemplated in this Section 5.6), including any letter of intent or agreement in principle, providing for or relating to a Parent Acquisition Proposal, (iv) amend or grant any waiver, release or modification under, or fail to enforce, any standstill or similar agreement with respect to any class of equity securities of Parent or any of its

Subsidiaries, or (v) resolve to do any of the foregoing. Without limiting the foregoing, it is agreed that any action taken by any of Parent’s Subsidiaries or by any Agents of the Parent or any of its Subsidiaries that, if taken by Parent, would constitute a breach of this Section 5.6 shall constitute a breach of this Section 5.6 by Parent, regardless of (x) whether such Agent is authorized to take such action, (y) whether such Agent is purporting to act on behalf of Parent or any of its Subsidiaries or otherwise, and (z) any contrary instruction given to such Agent by Parent or any of its other Agents pursuant to this Section 5.6 or otherwise. Notwithstanding anything to the contrary in this Agreement, Parent and the Parent Board, as applicable, may take any actions described in clause (ii) of this Section 5.6(a) with respect to a third-party if at any time prior to obtaining the Parent Requisite Approval (A) Parent receives a written Parent Acquisition Proposal from such third-party that the Parent Board believes in good faith is bona fide, (B) the Parent Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such proposal constitutes, or would reasonably be expected to lead to, a Parent Superior Proposal, and (C) the Parent Board determines in good faith, after consultation with its outside counsel, that the failure to participate in such negotiations or discussions or to furnish such information or data to such third-party would be inconsistent with the Parent Board’s fiduciary duties under applicable Legal Requirements, provided that (1) such Parent Acquisition Proposal was received after the date of this Agreement, such Parent Acquisition Proposal was not solicited in, or otherwise was not the result of a, violation of this Section 5.6 and such Parent Acquisition Proposal has not been withdrawn, (2) Parent provides to the Company the notice required by Section (e) with respect to such Parent Acquisition Proposal and (3) Parent shall not deliver any information to such third-party without entering into a customary confidentiality agreement with such third-party containing limitations on the use and disclosure of non-public information furnished to such third-party that are substantially similar to, and are no less favorable to Parent in the aggregate than, the terms of the Confidentiality Agreement; provided that such confidentiality agreement does not contain provisions that would prohibit Parent from providing any information to the Company in accordance with this Section 5.6 or otherwise prohibits Parent from complying with the provisions of this Section 5.6 (an “Acceptable Parent Confidentiality Agreement”). Nothing contained in this Section 5.6 shall prohibit Parent or the Parent Board from taking and disclosing to Parent’s shareholders a position with respect to a Parent Acquisition Proposal pursuant to Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Legal Requirements; provided, however, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a Parent Adverse Recommendation Change unless the Parent Board expressly reaffirms the Parent Board Recommendation in such disclosure and expressly rejects any applicable Parent Acquisition Proposal.

(b) Except as otherwise provided in Section 5.6(c) or Section 5.6(d), neither the Parent Board nor any committee thereof shall directly or indirectly (i) (A) withhold, withdraw, modify, qualify or fail to make, or publicly propose to withhold, withdraw, modify, qualify or fail to make, in any manner adverse to the Company, the approval, recommendation or declaration of advisability by the Parent Board or any such committee thereof of this Agreement, the Merger or the other transactions contemplated by this Agreement, or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Parent Acquisition Proposal (any action described in this clause (i) being referred to as a “Parent Adverse Recommendation Change”), (ii) approve or recommend, or publicly propose to approve or recommend, or allow Parent or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Parent Acquisition Proposal (other than an Acceptable Parent Confidentiality Agreement permitted pursuant to Section 5.6(a)) or (B) requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement, or (iii) resolve, propose, agree or publicly announce an intention to do any of the foregoing. For the avoidance of doubt, a public statement that merely describes Parent’s receipt of a Parent Acquisition Proposal and the operation of this Agreement with respect thereto shall not be deemed a Parent Adverse Recommendation Change so long as the Parent Board expressly reaffirms the Parent Board Recommendation in such public statement.

(c) If Parent receives a Parent Acquisition Proposal that was not solicited in, or otherwise was not the result of a, violation of Section 5.6(a), and that the Parent Board believes in good faith is bona fide, and the Parent Board (x) after consultation with its financial advisors and outside legal counsel, concludes that such Parent Acquisition Proposal constitutes a Parent Superior Proposal and (y) following consultation with outside legal counsel, determines that the failure of the Parent Board to make a Parent Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Legal Requirements, then the Parent Board may at any time prior to obtaining the Parent Requisite Approval, effect a Parent Adverse Recommendation Change; provided, however, that the Parent Board may not take such action pursuant to the foregoing unless and until:

(i) Parent has provided prior notice (which notice must state that the Parent Board has made the determinations described in, and in accordance with, the foregoing clauses (x) and (y) of Section (c)) to the Company specifying in reasonable detail the reasons for such action (including a description of the material terms of such Parent Superior Proposal, identifying the Person or group making such Parent Superior Proposal and delivering to the Company a copy of the proposed definitive agreement providing for such Parent Superior Proposal in the form to be entered into and any other relevant proposed transaction agreements) at least four Business Days in advance of its intention to make a Parent Adverse Recommendation Change (the period inclusive of all such days, the “Parent Notice Period”) (it being understood and agreed that any material amendment to the terms of a Parent Superior Proposal shall require a new notice pursuant to this Section 5.6(c) and a new Parent Notice Period, except that such new Parent Notice Period in connection with any amendment shall be for three Business Days from the time the Company receives such notice (as opposed to four Business Days));

(ii) during the Parent Notice Period, Parent has negotiated with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments to the terms and conditions of this Agreement as would obviate the need for the Parent Board to make a Parent Adverse Recommendation Change; and

(iii) at the end of the Parent Notice Period, the Parent Board again concludes in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account any adjustment or modification to the terms and conditions of this Agreement proposed by the Company, that such Parent Acquisition Proposal continues to constitute a Parent Superior Proposal and that the failure of the Parent Board to effect a Parent Adverse Recommendation Change with respect to such Parent Superior Proposal would be inconsistent with its fiduciary duties under applicable Legal Requirements.

(d) Other than in connection with a Parent Acquisition Proposal (which shall be subject to Section 5.6(c) and shall not be subject to this Section 5.6(d)), nothing in this Agreement shall prohibit or restrict the Parent Board from making a Parent Adverse Recommendation Change at any time prior to obtaining the Parent Requisite Approval in response to a Parent Intervening Event to the extent that (i) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that the failure of the Parent Board to effect a Parent Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Legal Requirements, and (ii) (A) Parent provides the Company four Business Days’ notice of its intention to take such action, which notice shall specify the reasons therefor, and describe the Parent Intervening Event in reasonable detail, (B) after providing such notice and prior to making such Parent Adverse Recommendation Change, Parent shall negotiate in good faith with the Company during such four Business Day period (to the extent that the Company desires to negotiate) to make such revisions to the terms of this Agreement as would obviate the need for the Parent Board to make a Parent Adverse Recommendation Change, and (C) the Parent Board shall have considered in good faith any changes to this Agreement offered in writing by the Company, and following such four Business Day period, shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure of the Parent Board to effect a Parent Adverse Recommendation Change with respect to such Parent Intervening Event would be inconsistent with its fiduciary duties under applicable Legal Requirements. “Parent Intervening Event” means a material development or change in circumstances with respect to Parent that occurs or arises after the date of this Agreement that was neither known to Parent or any of its Subsidiaries or any of their Agents as of the date of this Agreement nor reasonably foreseeable to Parent or any of its Subsidiaries or any of their Agents as of the date of this Agreement; provided, however, that in no event shall the receipt, existence or terms of a Parent Acquisition Proposal or any matter relating thereto or of consequence thereof constitute a Parent Intervening Event.

(e) Parent agrees that in addition to the obligations of Parent set forth in this Section 5.6, as promptly as practicable after receipt thereof (but in no event later than 24 hours after Parent’s receipt thereof), Parent shall advise the Company in writing of any request for information (other than a request for information in the ordinary course of business and unrelated to a Parent Acquisition Proposal) or any Parent Acquisition Proposal received from any Person, or any inquiry, discussions or negotiations with respect to any Parent Acquisition Proposal, and the material terms and conditions of such request, Parent Acquisition Proposal, inquiry, discussions or negotiations, and Parent shall promptly provide to the Company (i) copies of any written materials and draft agreements received by Parent in connection with any of the foregoing, (ii) the identity of the Person or group making any such request, Parent Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place, (iii) a non-redacted copy of each Acceptable Parent Confidentiality Agreement executed by Parent, and (iv) any non-public information concerning Parent or any of its Subsidiaries provided to any other Person or group in connection with any Parent Acquisition Proposal which was not previously provided to the Company. Parent shall keep the Company promptly informed of the status of any Parent Acquisition Proposal (including any changes to the material terms and conditions thereof). Parent agrees not to release any third-party from, or waive any provisions of, any confidentiality or standstill agreement to which Parent or any of its Subsidiaries is a party and will use its reasonable best efforts to enforce any such agreement at the request of or on behalf of the Company, including initiating and prosecuting litigation seeking appropriate equitable relief (where available) and, to the extent applicable, damages.

(f) Parent will and will cause its Subsidiaries and will instruct its and their respective Agents to, immediately cease and cause to be terminated any discussions or negotiations, if any, with any Person (other than the Company and its Agents) conducted on or prior to the date of this Agreement with respect to any Parent Acquisition Proposal (which, for this purpose, need not have been an unsolicited proposal). Within one Business Day of the date of this Agreement, Parent shall deliver a written notice to each third-party that has received non-public information regarding Parent within the six months prior to the date of this Agreement pursuant to a confidentiality agreement with Parent for purposes of evaluating any transaction that could be a Parent Acquisition Proposal and for whom no similar notice has been delivered prior to the date of this Agreement requesting the prompt return or destruction of all non-public information concerning Parent and any of its Subsidiaries heretofore furnished to such third-party or its representatives. Parent will immediately terminate any physical and electronic data access related to any such potential Parent Acquisition Proposal previously granted to such third-party or its representatives.

(g) For purposes of this Agreement, “Parent Acquisition Proposal” shall mean any bona fide proposal, whether or not in writing, for the (i) direct or indirect acquisition or purchase of a business or assets that (in the aggregate) constitutes 20% or more of the net revenues, net income or the assets (based on the fair market value thereof) of Parent and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of 20% or more of any class of or capital stock of or any partnership or other equity interest in, Parent or any of its Subsidiaries whose business (in the aggregate) constitutes 20% or more of the net revenues, net income or assets of Parent and its Subsidiaries, taken as a whole, or (iii) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, partnership or other equity interest, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction or series of transactions that if consummated would result in any Person or Persons beneficially owning 20% or more of any class of capital stock of, or any partnership or other equity interest in, Parent or any of its Subsidiaries whose business (in the aggregate) constitutes 20% or more of the net revenues, net income or assets of Parent and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement. The term “Parent Superior Proposal” shall mean any bona fide written Parent Acquisition Proposal made after the date hereof that was not solicited in, or otherwise was not the result of a, violation of this Section 5.6, made by a third-party to purchase all or substantially all of the assets or all of the outstanding equity securities of Parent pursuant to a tender offer, exchange offer or merger on terms which the Parent Board determines in good faith to be superior to Parent and its business taking into account its shareholders, employees and other relevant stakeholders as compared to the transactions contemplated hereby and to any alternative transaction or changes to the terms of this Agreement proposed by the Company pursuant to Section 5.6(c) (after consultation with its financial advisors, and taking into account the strategic rationale, all terms and conditions of the Parent Acquisition Proposal and this Agreement, including the terms of any financing or financing contingencies and the likely timing of closing, and the Person making the proposal, and any changes to the terms of this Agreement offered by the Company in response to such Parent Superior Proposal).

5.7 Registration Statement.

(a) Promptly following the date hereof, Parent and the Company shall cooperate in preparing, and Parent shall use its reasonable best efforts to cause to be filed with the SEC as promptly as practicable following the execution of this Agreement, a Registration Statement (in which a proxy statement (the “Proxy Statement”) relating to matters to be submitted to the holders of Parent Common Stock at the Parent Shareholder Meeting shall be included as a prospectus). Parent and the Company shall each use reasonable best efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent and the Company shall each use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as reasonably practicable and Parent shall use reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the Merger. Parent will advise the Company promptly after it receives any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information and Parent and the Company shall jointly prepare any response to such comments or requests, and Parent agrees to permit the Company (to the extent practicable), and its counsel, to participate in all meetings and conferences with the SEC. Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Parent will (A) provide the Company with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (B) include in such document or response all comments reasonably and promptly proposed by the Company and (C) not file or mail such document or respond to the SEC prior to receiving the approval of the Company, which approval shall not be unreasonably withheld, conditioned or delayed.

(b) Parent shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act and the Exchange Act and applicable Blue Sky Laws and the rules and regulations thereunder. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order or the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(c) If at any time prior to the Effective Time, Parent or the Company should determine that any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the Other Party and an appropriate amendment or supplement describing such information shall be promptly filed by Parent with the SEC and, to the extent required by applicable Legal Requirements, disseminated to the shareholders of Parent.

(d) The Parties acknowledge and agree that, as of the date of its effectiveness, the Registration Statement shall publicly disclose all confidential information that constitutes material non-public information within the meaning of the United States federal securities laws of or pertaining to the Transactions or of or pertaining to Parent, Merger Sub or their respective Affiliates that was shared with or made available by or at the direction or with the consent of Parent to the Company or its members or Representatives in connection with the Transactions.

5.8 Cooperation; Regulatory Approvals.

(a) Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article 5, the Parties shall cooperate fully with each other and shall use reasonable best efforts to cause the Transactions to be consummated as promptly as reasonably practicable (including by using reasonable best efforts to cause the conditions to closing set forth in Article 6 to be satisfied). Without limiting the generality of the foregoing, the Parties (i) shall, subject to Section 5.8(b), make all filings (if any) and give all notices (if any) that are required to be made by such Party with any Governmental Body in connection with the Transactions, and shall submit as promptly as reasonably practicable any additional information requested in connection with such filings and notices, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such Party in connection with the Transactions, and (iii) shall use commercially reasonable efforts to oppose or to lift, as the case may be, any restraint, injunction, or other legal bar to the Transactions. The Company shall as promptly as reasonably practicable deliver to Parent a copy of each such filing made, each such notice given, and each such Consent obtained, by the Company (other than such filings, notices and Consents related to Antitrust Laws, the obligations with respect to which are set forth in Section 5.8(b)), and Parent shall as promptly as reasonably practicable deliver to the Company a copy of each such filing made, each such notice given, and each such Consent obtained, by Parent (other than such filings, notices and Consents related to Antitrust Laws, the obligations with respect to which are set forth in Section 5.8(b)); provided, however, that the Parties shall be permitted to redact confidential or competitively sensitive information, including information relating to the valuation of the Transaction.

(b) Without limiting the generality of Section 5.8(a), the Company and Parent shall, as promptly as reasonably practicable after the date of this Agreement, and with respect to the HSR Act, in no event later than ten (10) Business Days after the date of this Agreement, prepare and file all filings (if any) and give all notices (if any) that, as mutually agreed by Parent and the Company, are required to be made by such Party with any Governmental Body in connection with the Transactions, including the filings set forth on Section 6.1(c) of the Parent Disclosure Schedule. Without limiting the foregoing, the Company and Parent shall take all such further action as may be reasonably necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction, or any other Person, may assert under any Legal Requirement with respect to the Transactions, and to avoid or eliminate, and minimize the impact of, each and every impediment under any Legal Requirement that may be asserted by any Governmental Body with respect to the Merger, in each case so as to enable the Closing to occur as promptly as reasonably practicable (and in any event no later than the End Date); provided further, that Parent or the Company, as applicable, may take any reasonable action to resist or reduce the scope of any action that has been proposed by any such Governmental Body so long as it does not delay the consummation of the Transactions to a date later than the End Date. The Company and Parent shall respond as promptly as reasonably practicable to any inquiries or requests received from any Governmental Body in connection with antitrust or related matters. Each of the Company and Parent shall (i) give the Other Party notice as promptly as reasonably practicable of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Body with respect to the Transactions, (ii) keep the Other Party informed as to the status of any such Legal Proceeding or threat, and (iii) as promptly as reasonably practicable inform the Other Party of any material communication concerning Antitrust Laws to or from any Governmental Body regarding the Transactions (provided, however, that the Parties shall be permitted to redact any communication to the extent such communication contains confidential or competitively sensitive information, including information relating to the valuation of the Transactions). Except as may be prohibited by any Governmental Body or by any Legal Requirement, the Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion, or proposal made or submitted in connection with any Legal Proceeding under or relating to the HSR Act or any other Antitrust Law. Except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any Legal Proceeding under or relating to the HSR Act, each of the Parent and the Company will permit authorized Representatives of the other Party to be present at each meeting or conference relating to any such Legal Proceeding and to have access to and be consulted in connection with any document, opinion, or proposal made or submitted to any Governmental Body in connection with any such Legal Proceeding.

5.9 Disclosure. Parent and the Company shall consult with each other before issuing any press release, making any public statement or disclosure, or making any internal statement or announcement to the management or employee base of the Other Party, as applicable, with respect to the Transactions and neither shall take any of the foregoing actions without the prior approval of the other (which approval shall not be unreasonably withheld, conditioned, or delayed), except as may be required by applicable Legal Requirements or by obligations pursuant to any listing agreement with any national securities exchange, in which case the Party proposing to take such actions shall first, to the extent practicable, consult with the Other Party about, and allow the Other Party reasonable time to comment in advance on, such press release, announcement, disclosure or statement; provided, however, that no provision of this Agreement shall be deemed to restrict in any manner a Party’s ability to communicate with its employees and that neither Party shall be required by any provision of this Agreement to consult with or obtain any approval from any Other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Company Acquisition Proposal or a Parent Acquisition Proposal, as applicable, and matters related thereto or a Company Adverse Recommendation Change or Parent Adverse Recommendation Change, as applicable, other than as set forth in Section 5.5 or Section 5.6, as applicable.

5.10 Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger pursuant to this Agreement to be approved for listing (subject to official notice of issuance) on the NYSE prior to the Closing Date.

5.11 Takeover Laws and Provisions. The Parties acknowledge that certain Takeover Laws under the Companies Act will apply to the Transactions. The Parties shall not take any action that would cause the Transactions to be subject to requirements imposed by any other Takeover Laws. For any Takeover Laws that are or may become applicable to the Transactions, each of Parent and the Company and their respective board of directors shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Law on the Transactions.

5.12 Parent Shareholder Approval; Company Member Approval.

(a) Parent shall take all action necessary in accordance with applicable Legal Requirements and the Organizational Documents of Parent to duly give notice of, convene and hold the Parent Shareholder Meeting for the purpose of obtaining the Parent Requisite Approval, with such Parent Shareholder Meeting to be held as promptly as reasonably practicable following the Registration Statement being declared effective by the SEC. Except as permitted by Section 5.6(c) or 5.6(d), the Parent Board shall recommend that the shareholders of Parent approve and adopt this Agreement, the Parent Amended Articles, the Parent Reverse Stock Split, the Parent Board Changes and the Transactions, including the Parent Stock Issuance, and the Parent Board shall solicit from shareholders of Parent proxies in favor of such matters, and the Proxy Statement shall include the Parent Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Parent (i) shall be required to cancel and reconvene the Parent Shareholder Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Proxy Statement is provided to Parent’s shareholders or (B) if, as of the time for which the Parent Shareholder Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Shareholder Meeting and (ii) may cancel and reconvene the Parent Shareholder Meeting if, as of the time for which the Parent Shareholder Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to obtain the Parent Requisite Approval; provided, however, that unless otherwise agreed to by the Parties, the Parent Shareholder Meeting shall not be cancelled and reconvened on a date that is more than 15 Business Days after the date for which the meeting was previously scheduled (it being understood that such Parent Shareholder Meeting shall be cancelled and reconvened every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Parent Shareholder Meeting may be cancelled and reconvened every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Parent Shareholder Meeting shall not be cancelled and reconvened on a date on or after three Business Days prior to the End Date. Once Parent has established a record date for the Parent Shareholder Meeting, Parent shall not change such record date or establish a different record date for the Parent Shareholder Meeting without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Legal Requirements or its Organizational Documents or in connection with a cancellation and reconvening permitted hereunder.

(b) Within one Business Day following the date that the Registration Statement is declared effective by the SEC, the Company shall cause, pursuant to the Company Shareholders Agreement, written notice to be provided to each Dragged Holder of the effectiveness of such Registration Statement and of the obligation of each such Dragged Holder to return an executed version of the Company Written Consent by the fifth Business Day following the date of such notice. The Company shall use its reasonable best efforts to obtain the Company Written Consent from all holders of outstanding Company Ordinary Shares, including by facilitating the Company Board’s exercise of the irrevocable proxy set forth in the Company Shareholders Agreement and facilitating the exercise by the Company Designated Members of their right to require specific performance of the terms of the Company Shareholders Agreement. In the event the Company Written Consent is not obtained from all holders of outstanding Company Ordinary Shares within ten Business Days following the Registration Statement being declared effective by the SEC, the Company shall take all action necessary in accordance with applicable Legal Requirements, the Organizational Documents of the Company and the Company Shareholders Agreement to duly give notice of, convene and hold a general meeting of the Company’s members to approve the Transactions (such meeting, if applicable, the “Company Member Meeting”) for the purpose of obtaining the Company Requisite Approval and exercising the Drag-Along Rights of the Drag-Along Sellers in accordance with Article 3 and Section 9.02 of the Company Shareholders Agreement, with such Company Member Meeting to be held as promptly as reasonably practicable following (and in any event within 20 Business Days of) the Registration Statement being declared effective by the SEC. The Company shall timely send copies of all required information and documentation to the members of the Company in connection with the Company Member Meeting in accordance with the Companies Act. Except as permitted by Section 5.5(c) or 5.5(d) of this Agreement, the Company Board shall recommend that the members of the Company approve and adopt this Agreement, the Plan of Merger and the Transactions, and such information and documentation shall include the Company Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Member Meeting (A) to the extent necessary to ensure that any legally required information is provided to the holders of outstanding Company Ordinary Shares or (B) if, as of the time for which the Company Member Meeting is scheduled, there are insufficient shares of Company Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Member Meeting and (ii) may adjourn or postpone the Company Member Meeting if, as of the time for which the Company Member Meeting is scheduled, there are insufficient shares of Company Ordinary Shares represented (either in person or by proxy) to obtain the Company Requisite Approval; provided, however, that unless otherwise agreed to by the Parties, the Company Member Meeting shall not be adjourned or postponed to a date that is more than 15 Business Days after the date for which the meeting was previously scheduled (it being understood that such Company Member Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Company Member Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Company Member Meeting shall not be adjourned or postponed to a date on or after three Business Days prior to the End Date. Once the Company has established a record date for the Company Member Meeting, the Company shall not change such record date or establish a different record date for the Company Member Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Legal Requirements or its Organizational Documents or in connection with a postponement or adjournment permitted hereunder.

(c) Without limiting the generality of the foregoing, unless this Agreement shall have been terminated pursuant to Article 7, each of Parent and the Company agrees that its obligations to call, give notice of, convene and hold the Parent Shareholder Meeting and the Company Member Meeting or to seek to obtain the Company Written Consent, as applicable, pursuant to this Section 5.12 shall not be affected by the making of a Parent Adverse Recommendation Change or a Company Adverse Recommendation Change, as applicable, and its obligations pursuant to this Section 5.12 shall not be affected by the commencement, announcement, disclosure, or communication to the Company or Parent, as applicable, of any Company Acquisition Proposal or Parent Acquisition Proposal or other proposal (including a Company Superior Proposal or Parent Superior Proposal) or the occurrence or disclosure of any Company Intervening Event or Parent Intervening Event.

5.13 Entity Formation and Contribution. No later than three Business Days before the anticipated Closing Date, the Company shall (i) form a new exempted company limited by shares incorporated under the Companies Act as a direct, wholly-owned Subsidiary of the Company and (ii) make an initial classification election to treat such exempted company as an entity disregarded as separate from the Company for U.S. federal (and applicable state and local) income Tax purposes. Prior to the Closing, the Company shall contribute to such newly formed and exempted company, for no consideration, all of the Company’s equity interests in any direct, wholly owned Subsidiary of the Company (other than equity interests of such exempted company).

5.14 Tax Matters.

(a) Tax Treatment.

(i) Each of the Parties intends that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and each Party shall, and shall cause its respective Subsidiaries to, use reasonable best efforts to cause the Merger to so qualify and shall prepare and file all of its Tax Returns consistent with the Intended Tax Treatment and, unless required to do so pursuant to a “determination” within the meaning of Section 1313(a) of the Code, take no position inconsistent with (whether in Tax Returns, Tax proceedings, or otherwise) the Intended Tax Treatment.

(ii) Parent and the Company hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). Neither Parent nor the Company shall take or cause to be taken any action which action could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

(b) Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns and any Tax proceeding. Such cooperation shall include the retention and (upon the Other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any Tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c) Transfer Taxes. Parent shall be responsible for and shall pay all U.S. state, U.S. local and all non-U.S. excise, sales, use, value-added, and transfer Taxes (including real property transfer, stamp, documentary, filing, recordation and other similar Taxes) payable as a result of or in connection with the execution of this Agreement, the Merger and the issuance of Parent Common Stock pursuant to this Agreement (together, “Transfer Taxes”), if any. Parent shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes. The Parties shall cooperate in good faith to minimize, to the extent permissible under applicable Legal Requirements, the amount of any such Transfer Taxes.

5.15 Employee Benefits.

(a) Following the Effective Time, and for at least 12 months thereafter (the “Continuation Period”), Parent shall provide or cause to be provided to those individuals employed by Parent or any of its Subsidiaries (including the Surviving Company) immediately after the Effective Time (each, a “Continuing Employee”) with annual base salaries or wage levels, as applicable, target annual cash incentive opportunities, and other employee benefits (excluding any equity-based incentives, change in control bonuses, and defined benefit retirement plan benefits) that, in the aggregate, are substantially comparable to those provided to the Continuing Employees immediately prior to the Closing Date but in each case, giving effect to any scheduled restoration of previously reduced compensation; provided, however, that nothing in this Section 5.15 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Company to (x) amend or terminate the employment of any individual or to amend or terminate any employee benefit plan, program, or arrangement, (y) make such adjustments that are determined by Parent or Surviving Company in good faith to be appropriate in order to create uniform compensation practices for Continuing Employees across all organizations of Parent and its Subsidiaries (including the Surviving Company), or (z) integrate employee benefit plans, programs, or arrangements. Nothing in this paragraph shall be interpreted to require Parent or the Surviving Company to provide for the participation of any Continuing Employee in any Parent Benefit Plan or Company Benefit Plan, as applicable. This Section 5.15 is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns, to create any agreement of employment with any Person or otherwise to create any third-party beneficiary hereunder, or to be interpreted as an amendment to any plan of Parent, the Surviving Company, or any affiliate of Parent. Furthermore, nothing in this Agreement shall be construed to create a right in any Continuing Employee to employment with Parent, the Surviving Company, or any other Subsidiary of Parent and, subject to any agreement between a Continuing Employee and Parent, the Surviving Company or any other Subsidiary of Parent, the employment of each Continuing Employee shall be “at will” employment to the extent permitted by applicable Legal Requirements.

(b) As of the Closing Date, Parent shall provide, or shall cause to be provided, to each Continuing Employee under each employee benefit plan, program and arrangement established or maintained by Parent or any of its Subsidiaries (including the Surviving Company) in which Continuing Employees may be eligible to participate after the Closing Date (the “Post-Closing Plans”), credit for full or partial years of service with Parent, the Company or any Affiliates (including any predecessors) performed at any time prior to the Closing Date to the extent such service was taken into account under the analogous Company Benefit Plan or Parent Benefit Plan immediately prior to the Closing Date; provided, however, that no such prior service shall be taken into account to the extent it would result in the duplication of benefits to any Continuing Employee.

(c) For purposes of each Post-Closing Plan providing medical, dental, prescription drug and/or vision benefits to any Continuing Employee, Parent shall use or shall cause to be used, commercially reasonable efforts to cause all pre-existing condition exclusions, actively-at-work requirements, and waiting periods of such Post-Closing Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under the analogous benefit plan immediately prior to the Closing Date, and to the extent consistent with the governing terms of the Post-Closing Plan. Parent shall use, or shall cause to be used, commercially reasonable efforts to cause any Post-Closing Plan to provide each Continuing Employee with credit for any co-payments and deductibles paid by such Continuing Employee and his or her covered dependents prior to the Closing Date and in the same plan year as the plan year in which the Closing Date occurs for purposes of satisfying any applicable deductible, coinsurance, or maximum out-of-pocket requirements under the analogous Post-Closing Plan for its plan year in which the Closing Date occurs, to the extent consistent with the governing terms of the Post-Closing Plan.

(d) Parent shall honor all severance plans and policies, which, for sake of clarity, include plans and policies that provide for post-termination payments, covering the Continuing Employees in effect as of immediately prior to the Closing in accordance with the terms and conditions as in effect on the date hereof; provided, however, that notwithstanding anything to the contrary therein, during the Continuation Period, Parent shall not amend any such plan or policy in any manner that materially reduces participants’ rights or benefits under such plan or policy or terminate any such plan or policy. For the sake of clarity, the foregoing proviso shall not in any way limit the rights of any participants in any Parent severance plan or policy as in effect as of the date hereof.

5.16 Indemnification of Officers and Directors.

(a) From the Effective Time and until the six year anniversary of the Effective Time (the “Tail Period”), Parent and the Surviving Company shall indemnify and hold harmless, to the fullest extent permitted by applicable Legal Requirements, each present and former director and officer of Parent, the Company or any of their respective Subsidiaries and each natural person who served as a director, officer, member, trustee or fiduciary of another Person if such service was at the request of Parent, the Company or any of their respective Subsidiaries (collectively, and together with such Person’s heirs, executors or administrators, the “Indemnified Persons”), against any costs or expenses, including attorneys’ fees (including the advancement of such costs and expenses), judgments, fines, losses, claims, damages, liabilities or settlements incurred in connection with any Legal Proceeding arising out of or related to such Indemnified Persons’ service as a director or officer of Parent, the Company or their respective Subsidiaries or services performed by such natural persons at the request of Parent, the Company or their respective Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including actions to enforce this provision or any other indemnification or advancement right of any Indemnified Person.

(b) All rights to indemnification, advancement or expenses and exculpation from liabilities for acts or omissions under Parent’s and the Company’s Organizational Documents or indemnification Contracts or undertakings existing in favor of the Indemnified Persons, as applicable, shall survive the Merger and shall be observed by Parent and the Surviving Company without any further action (and Parent shall fully guarantee the performance and payment thereof by the Surviving Company). Without limiting the foregoing, Parent, from and after the Effective Time, shall cause, unless otherwise required by applicable Legal Requirements, the Organizational Documents of Parent and the Surviving Company to contain provisions no less favorable to the Indemnified Persons with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Organizational Documents of Parent and the Company, as applicable, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Persons.

(c) Parent shall purchase tail policies to the current directors’ and officers’ liability insurance maintained on the date of this Agreement by Parent and the Company, as applicable, which tail policies (i) shall be from one or more insurance carriers with the same or better credit rating as Parent’s or the Company’s insurance carrier, as applicable, with respect to directors’ and officers’ liability insurance and fiduciary liability insurance, (ii) shall be effective from the Effective Time through and including the date six years after the Closing Date with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time, with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as Parent’s or the Company’s existing director and officer policies, as applicable, with respect to claims arising from facts, events, acts or omissions that occurred on or prior to the Effective Time, and (iii) with respect to the policy obtained for the Company’s directors and officers, shall be reasonably acceptable to the Company. If Parent for any reason fails to obtain such tail insurance policies as of the Effective Time, Parent shall (i) continue to maintain in effect for the Tail Period the directors’ and officers’ liability insurance and fiduciary liability insurance maintained as of the date of this Agreement, or (ii) purchase comparable directors’ and officers’ liability insurance and fiduciary liability insurance for the Tail Period, in each case with terms, conditions, retentions and limits of liability that are at least as favorable as those provided in Parent’s or the Company’s existing director and officer policies, as applicable; provided that in connection with such insurance policies, Parent shall not pay in respect of any one policy year annual premiums in excess of 400% of the current annual premiums paid by Parent and the Company, as applicable, set forth in Section 5.16(c) of the Parent Disclosure Schedule and Section 5.16(c) of the Company Disclosure Schedule, respectively, but in such case Parent shall purchase the maximum amount of coverage that can be obtained for 400% of the current annual premiums paid by Parent and the Company, as applicable.

(d) Prior to or in connection with the Closing, the Company may purchase, subject to Parent’s consent (which shall not be unreasonably withheld, conditioned or delayed), “go-forward” directors’ and officers’ insurance to cover the post-Closing directors and officers of Parent. From and after the date of this Agreement, Parent and the Company shall cooperate in good faith with respect to any efforts to obtain such “go-forward” directors’ and officers’ insurance, and the Company shall include Parent in all communications with an insurance broker mutually selected by Parent and the Company and any underwriters regarding the placement of such “go-forward” directors’ and officers’ insurance.

(e) If Parent or the Surviving Company or any of its respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Company, respectively, shall assume all of the obligations set forth in this Section 5.16. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Parent, the Company or any of their respective Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.16 is not prior to, or in substation for, any claims under any such policies.

(f) This Section 5.16 shall survive the consummation of the Merger and continue in full force and effect and is intended to benefit, and shall be enforceable by, each Indemnified Person as a third-party beneficiary. The rights of the Indemnified Persons under this Section 5.16 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of Parent, the Company or any of their respective Subsidiaries, as applicable, or under any applicable Contracts or Legal Requirements.

5.17 Transaction Litigation. Each Party shall give the Other Party the opportunity to participate in the defense or settlement of any securityholder litigation against such Party and/or its directors relating to the Transactions, and no such settlement shall be agreed to without the prior written consent of the respective Other Party. Each Party shall cooperate, shall cause its respective Subsidiaries to cooperate and shall use its reasonable best efforts to cause their respective Representatives to cooperate, in the defense against such litigation.

5.18 Drag Right. The Company shall not take any action to interfere with, delay or frustrate the exercise of the Drag-Along Rights set forth in Article 3 of the Company Shareholders Agreement. The Company shall take all actions necessary to ensure that (a) the Drag-Along Notice (as defined in the Company Shareholders Agreement) is delivered to members of the Company in connection with the Transactions and includes a description reasonably acceptable to Parent of the Drag-Along Rights set forth in Article 3 of the Company Shareholders Agreement and (b) the Company Written Consent includes an option allowing members to vote to effect the Transactions as a Sale Transaction (as defined in the Company Shareholders Agreement) subject to the Drag-Along Rights under Article 3 of the Company Shareholders Agreement and grant their proxy to the Company to deliver any required notices on their behalf pursuant to such Sale Transaction. The Company shall take all actions reasonably requested by Parent to cause the Transactions to be consummated in accordance with the Drag-Along Rights provisions set forth in Article 3 of the Company Shareholders Agreement. The Company shall not permit any member of the Company to Transfer (as defined in the Company Shareholders Agreement) any Company Ordinary Shares except (x) in compliance with, and without any waiver of any requirement under, Section 8.03(c) of the Company Shareholder Agreement and (y) unless the transferee of such Company Ordinary Shares delivers to the Company a written acknowledgment pursuant to which such transferee agrees to be bound by the terms and conditions of the Drag-Along Notice as if originally received by such transferee.

5.19 Resignation of Directors and Officers. Parent and/or the Company shall obtain and deliver to the Other Party at or prior to the Effective Time, the resignation of each corporate director and officer of Parent and/or the Company and their respective Subsidiaries as agreed to by the Parties, effective as of the Effective Time (it being understood that such resignation shall not constitute a voluntary termination of employment with respect to any officer or director of Parent and/or the Company or their respective Subsidiaries).

ARTICLE 6

CONDITIONS PRECEDENT

6.1 Conditions to Each Party’s Obligations. The respective obligation of each Party to effect the Merger and otherwise consummate the Transactions is subject to the satisfaction at or before the Closing, of each of the following conditions, any or all of which, to the extent permitted by applicable Legal Requirements, may be waived, in whole or in part, jointly by the Parties:

(a) Shareholder Approvals. The Parent Requisite Approval and the Company Requisite Approval shall have been obtained in accordance with applicable Legal Requirements and the Organizational Documents of Parent and the Company, as applicable.

(b) Listing. The shares of Parent Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on the NYSE.

(c) Governmental Approvals. The requisite approval under the Antitrust Laws and other Legal Requirements set forth on Section 6.1(c) of the Parent Disclosure Schedule shall have occurred.

(d) No Restraints. No temporary restraining Order, preliminary or permanent injunction, or other Order of a Governmental Body prohibiting the consummation of the Merger shall be in effect, and no Legal Requirement shall be in effect that makes consummation of the Merger illegal or otherwise prohibits the consummation of the Merger.

(e) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order suspending the effectiveness of the Registration Statement and no Legal Proceedings seeking a stop order shall have been initiated or threatened.

6.2 Conditions of Parent Group Parties. The obligations of the Parent Group Parties to effect the Merger and otherwise consummate the Transactions are subject to the satisfaction, or waiver by Parent, at or before the Closing, of each of the following conditions:

(a) Accuracy of Representations. Each of the representations and warranties of the Company (i) set forth in Section 3.5(b) (Absence of Certain Changes and Events) shall be true and correct in all respects as of the date of this Agreement, and as of the Closing as though made on the Closing, (ii) set forth in Section 3.3(a) (Capitalization) shall be true and correct in all respects as of the date of this Agreement, and as of the Closing as though made on the Closing, except for any de minimis inaccuracies, (iii) set forth in Section 3.2(a) (Authority), Section 3.3 (Capitalization) (other than Section 3.3(a)) and Section 3.17 (Brokers) shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement, and as of the Closing as though made on the Closing, in all material respects and (iv) set forth in this Agreement, other than those described in clauses (i), (ii) and (iii) above, shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement, and as of the Closing as though made on the Closing, except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; provided in each case that representations and warranties made as of a specific date shall be required to be so true and correct (subject to the qualifications set forth in this section) as of such date only.

(b) Performance of Covenants. Each of the covenants and obligations in this Agreement that the Company is required to comply with or perform at or prior to the Closing shall have been complied with or performed in all material respects.

(c) Certificate. The Company shall have provided Parent with a certificate from the chief executive officer of the Company, on behalf of the Company, certifying that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

(d) No Material Adverse Effect. There shall not have occurred after the date of this Agreement any circumstance, development, change, event, effect or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

6.3 Conditions of the Company. The obligations of the Company to effect the Merger and otherwise consummate the Transactions are subject to the satisfaction, or waiver by the Company, at or before the Closing, of each of the following conditions:

(a) Accuracy of Representations. Each of the representations and warranties of the Parent Group Parties (i) set forth in Section 4.6(b) (Absence of Certain Changes and Events) shall be true and correct in all respects as of the date of this Agreement, and as of the Closing as though made on the Closing, (ii) set forth in Section 4.3(a) (Capitalization) shall be true and correct in all respects as of the date of this Agreement, and as of the Closing as though made on the Closing, except for any de minimis inaccuracies, (iii) set forth in Section 4.2(a) (Authority), Section 4.3 (Capitalization) (other than Section 4.3(a)) and Section 4.18 (Brokers) shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Parent Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement, and as of the Closing as though made on the Closing, in all material respects and (iv) set forth in this Agreement, other than those described in clauses (i), (ii) and (iii) above, shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Parent Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement, and as of the Closing as though made on the Closing, except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; provided in each case that representations and warranties made as of a specific date shall be required to be so true and correct (subject to the qualifications set forth in this section) as of such date only.

(b) Performance of Covenants. Each of the covenants and obligations in this Agreement that Parent or Merger Sub, as applicable, is required to comply with or perform at or prior to the Closing shall have been complied with or performed in all material respects.

(c) Certificate. Parent shall have provided the Company with a certificate from the chief executive officer of Parent, on behalf of Parent, certifying that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

(d) No Material Adverse Effect. There shall not have occurred after the date of this Agreement any circumstance, development, change, event, effect or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

6.4 Frustration of Closing Conditions. (a) No Party may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in this Article 6 to be satisfied if such failure was caused by such Party’s material breach of any material provision of this Agreement.

ARTICLE 7

TERMINATION

7.1 Termination. This Agreement may be terminated prior to the Effective Time:

(a) by mutual written consent of the Parties;

(b) by Parent or the Company if the Merger shall not have been consummated by 5:00 p.m. Houston, Texas time on October 31, 2021 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a Party whose failure to perform any material obligation required to be performed by such Party has been a cause of, or results in, the failure of the Merger to be consummated by the End Date (it being understood that the Parent Group Parties shall be deemed a single party for purposes of the foregoing proviso); provided, further, that if as of the End Date, all of the conditions precedent to the Closing shall have been satisfied other than the condition set forth in Section 6.1(c) or Section 6.1(d) (and other than those conditions that by their terms are to be satisfied at the Closing or on the Closing Date), then the End Date shall automatically be extended to and deemed for all purposes hereunder to be January 31, 2022;

(c) by Parent or the Company if (i) a court or other Governmental Body of competent jurisdiction shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining, or otherwise prohibiting the Merger or (ii) a Legal Requirement shall be in effect that permanently makes consummation of the Merger illegal or otherwise permanently prohibits the consummation of the Merger; or

(d) by Parent or the Company if in the event of a breach by the Other Party of any representation, warranty, covenant or other agreement contained in this Agreement which (i) would give rise to the failure of a condition set forth in Section 6.2(a) or 6.2(b) or 6.3(a) or 6.3(b), as applicable, if it was continuing as of the Closing Date and (ii) cannot be cured or has not been cured by the earlier of (A) three Business Days prior to the End Date and (B) thirty days after the giving of written notice to the breaching Party of such breach and the basis for such notice, and the date of the proposed termination (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement.

(e) By the Company prior to, but not after, the time the Parent Requisite Approval is obtained, if:

(i) Parent, or the Parent Board (or committee thereof), as the case may be, shall have (A) entered into any agreement with respect to any Parent Acquisition Proposal other than the Merger or an Acceptable Parent Confidentiality Agreement as permitted by Section 5.6; (B) approved or recommended, or, in the case of a committee, proposed to the Parent Board to approve or recommend, any Parent Acquisition Proposal other than the Merger; or (C) resolved to do any of the foregoing; or

(ii) a Parent Adverse Recommendation Change shall have occurred or the Parent Board or any committee thereof shall have resolved to make a Parent Adverse Recommendation Change.

(f) By Parent prior to, but not after, the time the Company Requisite Approval is obtained, if:

(i) the Company, or the Company Board (or committee thereof), as the case may be, shall have (A) entered into any agreement with respect to any Company Acquisition Proposal other than the Merger or an Acceptable Company Confidentiality Agreement as permitted by Section 5.5; (B) approved or recommended, or, in the case of a committee, proposed to the Company Board to approve or recommend, any Company Acquisition Proposal other than the Merger; or (C) resolved to do any of the foregoing; or

(ii) a Company Adverse Recommendation Change shall have occurred or the Company Board or any committee thereof shall have resolved to make a Company Adverse Recommendation Change.

(g) By Parent or the Company if the Parent Requisite Approval is not obtained at the Parent Shareholder Meeting.

(h) By Parent or the Company if the Company Requisite Approval is not obtained by the time of the Parent Shareholder Meeting or, if applicable, the time of the Company Member Meeting.

Any termination pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall be effected by written notice from the terminating Party to the Other Party.

7.2 Effect of Termination.

(a) In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 7.2, Section 5.3(b) (Confidentiality), Section 7.3 (Expenses), and Article 8 (Miscellaneous Provisions) shall survive the termination of this Agreement and shall remain in full force and effect and (ii) the termination of this Agreement shall not relieve any Party from any liability for fraud or any Willful and Intentional Breach of any representation, warranty, covenant, or other provision contained in this Agreement, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity (including claims for damages based on loss of or diminution in economic value, including the value thereof based on appropriate multiples).

(b) (i) If this Agreement is terminated by the Company pursuant to Section 7.1(e), then Parent shall pay to the Company in immediately available funds a termination fee in an amount equal to the Parent Termination Fee and (ii) if this Agreement is terminated by Parent pursuant to Section 7.1(f), then the Company shall pay to Parent in immediately available funds a termination fee in an amount equal to the Company Termination Fee. Such payment of the Parent Termination Fee or the Company Termination Fee, as applicable, shall be made by wire transfer to an account designated by the Other Party within five Business Days after termination of this Agreement.

(c) In the event that (i) a Parent Acquisition Proposal (whether or not conditional) has been publicly proposed by any Person (other than the Company or any of its Affiliates) or a Parent Acquisition Proposal has otherwise become known to Parent’s directors or officers, or its shareholders generally, (ii) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b) or 7.1(g), or by the Company pursuant to Section 7.1(d), and (iii) within 12 months after the termination of this Agreement, Parent enters into any definitive agreement providing for a Parent Acquisition Proposal, or a Parent Acquisition Proposal is consummated (which, in each case, need not be the same Parent Acquisition Proposal that was made, disclosed or communicated prior to termination hereof), then Parent shall pay the Company the Parent Termination Fee (less the amount of any Company Expenses previously paid to the Company pursuant to Section 7.2(e)) upon the first to occur of the events described in clause (iii) of this sentence; provided that, for purposes of this sentence, “Parent Acquisition Proposal” shall have the meaning assigned to such term in Section 5.6(g), except that the references to “20% or more” shall be deemed to be references to “50% or more”.

(d) In the event that (i) a Company Acquisition Proposal (whether or not conditional) has been publicly proposed by any Person (other than Parent or any of its Affiliates) or a Company Acquisition Proposal has otherwise become known to the Company’s directors or officers, or its members generally, (ii) thereafter this Agreement is terminated by either the Company or Parent pursuant to Section 7.1(b) or 7.1(h), or by Parent pursuant to Section 7.1(d), and (iii) within 12 months after the termination of this Agreement, the Company enters into any definitive agreement providing for a Company Acquisition Proposal, or a Company Acquisition Proposal is consummated (which, in each case, need not be the same Company Acquisition Proposal that was made, disclosed or communicated prior to termination hereof), then the Company shall pay Parent the Company Termination Fee (less the amount of any Parent Expenses, previously paid to Parent pursuant to Section 7.2(f)) upon the first to occur of the events described in clause (iii) of this sentence; provided that, for purposes of this sentence, “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 5.5(g), except that the references to “20% or more” shall be deemed to be references to “50% or more”.

(e) If this Agreement is terminated pursuant to Section 7.1(d) as a result of a Terminable Breach by Parent and the Parent Termination Fee is not otherwise payable pursuant to this Section 7.2 then Parent shall pay to the Company an amount in cash equal to the out-of-pocket costs, fees and expenses (including legal fees and expenses) incurred by the Company and any of its Affiliates in connection with this Agreement and the Transactions, subject to cap on such reimbursement of $5,500,000 (the “Company Expenses”) in immediately available funds within three Business Days following termination in respect of the costs and expenses of the Company in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the Transactions; provided, that the payment by Parent of the Company Expenses pursuant to this Section 7.2(e) shall not relieve Parent of any subsequent obligation to pay the Parent Termination Fee pursuant to Section 7.2(c) except to the extent indicated in such Section.

(f) If this Agreement is terminated pursuant to Section 7.1(d) as a result of a Terminable Breach by the Company and the Company Termination Fee is not otherwise payable pursuant to this Section 7.2 then the Company shall pay to Parent an amount in cash equal to the out-of-pocket costs, fees and expenses (including legal fees and expenses) incurred by Parent and any of its Affiliates in connection with this Agreement and the Transactions, subject to cap on such reimbursement of $5,500,000 (the “Parent Expenses”) in immediately available funds within three Business Days following termination in respect of the costs and expenses of Parent in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the Transactions; provided, that the payment by the Company of the Parent Expenses pursuant to this Section 7.2(f) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee pursuant to Section 7.2(d) except to the extent indicated in such Section.

(g) Each Party acknowledges that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no Party would enter into this Agreement; accordingly, if a Party fails promptly to pay or cause to be paid the amounts due pursuant to this Section 7.2, and, in order to obtain such payment, the Other Party commences a suit that results in a judgment against such Party for the amounts set forth in this Section 7.2, such Party shall pay to the Other Party (as the case may be) its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 7.2 at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

(h) In no event shall (i) the Company be entitled to receive under this Article 7 an aggregate amount equal to more than the Parent Termination Fee and (ii) Parent be entitled to receive under this Article 7 an aggregate amount equal to more than the Company Termination Fee. For clarity, if either Parent or the Company receives the Company Termination Fee or the Parent Termination Fee, respectively, then Parent or the Company will not be entitled to also receive a payment of the Parent Expenses or Company Expenses, as applicable. In no event shall the payment by Parent or the Company of the Parent Termination Fee or Company Expenses (with respect to Parent) or the Company Termination Fee or Parent Expenses (with respect to the Company) relieve such Party from any liability or damage resulting from fraud or a Willful and Intentional Breach of any of its covenants or agreements set forth in this Agreement.

7.3 Expenses. Except as set forth in this Section 7.3 or otherwise provided in Section 7.2, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that Parent shall pay 35% and the Company shall pay 65% of any filing fees incurred by Parent and the Company in connection with the filing by Parent and the Company of the pre-merger notification and report forms relating to the Merger under the HSR Act or any other Antitrust Laws.

ARTICLE 8

MISCELLANEOUS PROVISIONS

8.1 Amendment. This Agreement may be amended at any time prior to the Closing by the Parties (by action taken or authorized by their respective boards of directors, in the case of Parent, the Company and Merger Sub), provided, however, that (x) no amendment may be made which, by applicable Legal Requirement, requires further approval by the Company’s members without such approval and (y) no amendment may be made which, by applicable Legal Requirement, requires further approval by Parent’s shareholders without such approval. This Agreement may not be amended, except by an instrument in writing signed by or on behalf of each of the Parties.

8.2 Remedies Cumulative; Waiver.

(a) The rights and remedies of the Parties are cumulative and not alternative. Neither any failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable Legal Requirements, (i) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (ii) no notice to or demand on one Party will be deemed to be a waiver of any obligation of that Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

(b) At any time prior to the Closing, Parent (with respect to the Company) and the Company (with respect to Parent and Merger Sub), may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of such Party, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or any document delivered pursuant to this Agreement, and (iii) waive compliance with any covenants, obligations, or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver, or any consent given under this Agreement, shall be valid only if set forth in a written instrument signed on behalf of such Party.

8.3 Survival. The representations and warranties of the Parties in this Agreement, or in any instrument delivered pursuant to this Agreement, shall terminate and be of no further force and effect as of the Closing. The covenants and agreements of the Parties in this Agreement shall survive the Effective Time to the extent such covenant or agreement by its terms contemplates performance after the Closing. The Confidentiality Agreement shall (i) survive the termination of this Agreement in accordance with its terms and (ii) terminate as of the Closing.

8.4 Entire Agreement. This Agreement, including the schedules, exhibits, and amendments hereto, the A&R Tax Receivable Agreement, the Confidentiality Agreement, the Registration Rights Agreement, the Parent RRA Amendment, the Director Nomination Agreement, the voting and support agreements and that certain letter agreement of even date herewith and any other document or instrument referred to herein constitute the entire agreement among the Parties and supersede all other prior or contemporaneous agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof.

8.5 Execution of Agreement; Counterparts; Electronic Signatures.

(a) The Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument and shall become effective when counterparts have been signed by each of the Parties and delivered to the Other Party; it being understood that all Parties need not sign the same counterpart.

(b) The exchange of signed copies of this Agreement or of any other document contemplated by this Agreement (including any amendment or any other change thereto) by any electronic means intended to preserve the original graphic and pictorial appearance of a document shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of an original Agreement or other document for all purposes. Signatures of the Parties transmitted by any electronic means referenced in the preceding sentence shall be deemed to be original signatures for all purposes.

(c) Notwithstanding the E-SIGN Act or any other Legal Requirement relating to or enabling the creation, execution, delivery, or recordation of any contract or signature by electronic means, and notwithstanding any course of conduct engaged in by the Parties, no Party shall be deemed to have executed this Agreement or any other document contemplated by this Agreement (including any amendment or other change thereto) unless and until such Party shall have executed this Agreement or such document on paper by a handwritten original signature with current intention to authenticate this Agreement or such other contemplated document and an original of such signature has been exchanged by the Parties either by physical delivery or in the manner set forth in Section 8.5(b). “Originally signed” or “original signature” means or refers to a signature that has not been mechanically or electronically reproduced.

8.6 Governing Law. This Agreement and the agreements, instruments, and documents contemplated hereby, shall be governed by, and construed in accordance with, the Legal Requirements of the State of New York, without regard to any applicable principles of conflicts of law that might require the application of the Legal Requirements of any other jurisdiction, except to the extent that (a) any provisions of this Agreement which relate to the fiduciary duties of directors or officers which arise under the Legal Requirements of the Cayman Islands shall be governed by and in accordance with the Legal Requirements of the Cayman Islands; (b) any provisions of this Agreement which relate to the fiduciary duties of directors or officers which arise under the laws of the Netherlands shall be governed by and in accordance with the laws of the Netherlands and (c) the authorization, effectiveness or effect of the Merger is required by statute or public policy to be governed by the laws of the Cayman Islands, in which case the internal laws of the Cayman Islands shall govern and apply, but only as to such matters and to the limited extent necessary to comply with and cause the Merger to be effective under the laws of the Cayman Islands.

8.7 Exclusive Jurisdiction; Venue; WAIVER OF JURY TRIAL. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Supreme Court of the State of New York, County of New York or to the extent such court does not have subject matter jurisdiction, the United States District Court for the Southern District of New York, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 8.7, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, and (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 8.11 of this Agreement. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BETWEEN THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS.

8.8 Disclosure Schedules.

(a) The Company Disclosure Schedule and Parent Disclosure Schedule are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent from such item, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Schedule or Parent Disclosure Schedule with respect to such other representations or warranties or an appropriate cross reference thereto.

(b) The inclusion of any information in the Company Disclosure Schedule or the Parent Disclosure Schedule, as the case may be, shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Schedule or the Parent Disclosure Schedule, that such information is required to be listed in the Company Disclosure Schedule or the Parent Disclosure Schedule or that such items are material to the Company or Parent, as the case may be. No disclosure in the Company Disclosure Schedule or Parent Disclosure Schedule relating to any possible or alleged breach or violation of Legal Requirements or Contract shall be construed as an admission or indication that any such breach or violation exists or has actually occurred, or as an admission against any interest of any Party or any of its Subsidiaries or its or their respective directors or officers. In disclosing information in the Company Disclosure Schedule or Parent Disclosure Schedule, the disclosing Party expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed therein. The headings, if any, of the individual sections of each of the Company Disclosure Schedule and the Parent Disclosure Schedule are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Schedule and the Parent Disclosure Schedule are qualified in their entireties by reference to specific provisions of this Agreement, and are not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company or the Parent Group Parties, as applicable, except as and to the extent provided in this Agreement.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

8.9 Assignments and Successors. No Party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written Consent of the Other Party. This Agreement will be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns.

8.10 No Third-Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that (a) from and after the Effective Time, the Indemnified Persons shall be third-party beneficiaries of, and entitled to enforce, Section 5.16 (provided, that no Consent of the Indemnified Persons shall be required to amend any provision of this Agreement prior to the Closing), (b) from and after the Effective Time and subject to the consummation of the Merger, the holders of Company Ordinary Shares shall be third-party beneficiaries of, and shall be entitled to rely on, Section 2.1, (c) from and after the Effective Time and subject to the consummation of the Merger, the holders of Company Equity Awards shall be third party beneficiaries of, and shall be entitled to rely on, Section 2.2 and (d) the Parent Designated Directors shall be third-party beneficiaries of, and entitled to enforce, Section 1.2(a) until the close of the 2023 annual general meeting of the shareholders of Parent.

8.11 Notices. All notices and other communications hereunder shall be in writing and shall be delivered by hand, by facsimile, email, or by overnight courier service (except for notices specifically required to be delivered orally). Such communications shall be deemed given to a Party (a) at the time and on the date of delivery, if delivered by hand or by email (provided, however, that notice given by email shall not be effective unless either (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 8.11 or (ii) the receiving Party delivers a written confirmation of receipt of such notice either by email or any other method described in this Section 8.11) and (b) at the end of the first (1st) Business Day following the date on which sent by overnight service by a nationally recognized courier service (costs prepaid).

Such communication in each case shall be delivered to the following addresses or facsimile numbers and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number, or person as a Party may designate by notice to the Other Party):

Company:

Expro Group Holdings International Limited
1311 Broadfield Blvd., Suite 400
Houston, Texas 77084
Attention:	Quinn P. Fanning, Chief Financial Officer
John McAlister, Group General Counsel
Email:	Quinn.Fanning@exprogroup.com
John.McAlister@exprogroup.com

with a copy to (which shall not constitute notice hereunder):

Gibson, Dunn & Crutcher LLP
811 Main Street, Suite 3000
Houston, Texas 77002-6117
Attention:	Tull Florey
Email:	tflorey@gibsondunn.com

Parent or Merger Sub:

Frank’s International N.V.
10260 Westheimer Road Suite 700
Houston, Texas 77042
Attention:	Melissa Cougle, Chief Financial Officer
John Symington, General Counsel
Email:	Melissa.Cougle@franksintl.com
John.Symington@franksintl.com

with a copy to (which shall not constitute notice hereunder):

Vinson & Elkins LLP
1001 Fannin Street, Suite 2500
Houston, Texas 77002-6760
Attention:	T. Mark Kelly
Stephen M. Gill
Michael Telle
Email:	mkelly@velaw.com
sgill@velaw.com
mtelle@velaw.com

8.12 Construction; Usage.

(a) In this Agreement, unless a clear contrary intention appears:

(i) the singular number includes the plural number and vice versa;

(ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(iii) reference to any gender includes each other gender;

(iv) reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or modified and in effect from time to time in accordance with the terms thereof;

(v) reference to any Legal Requirement means such Legal Requirement as amended, modified, codified, replaced, or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any Section or other provision of any Legal Requirement means that provision of such Legal Requirement from time to time in effect and constituting the substantive amendment, modification, codification, replacement, or reenactment of such Section or other provision;

(vi) “hereunder,” “hereof,” “hereto,” “herein,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Section or other provision;

(vii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term;

(viii) all exhibits or schedules annexed hereto or referred to herein are hereby incorporated herein and made a part of this Agreement as if set forth in full herein;

(ix) “or” is used in the inclusive sense of “and/or;”

(x) with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding;”

(xi) “provided,” “disclosed,” “delivered” or “made available,” when used herein, mean that the information or materials referred to have been physically or electronically delivered to the applicable parties (including information or materials that have been posted to an on-line “virtual data room” established by or on behalf of one of the Parties or documents or other information available in the EDGAR) in each case, on or prior to the date hereof (or, in the case of information or materials that have been posted to an on-line “virtual data room” established by or on behalf of one of the Parties or documents or other information available in the EDGAR, on or prior to the date that is one Business Day prior to the date hereof);

(xii) “will” shall be construed to have the same meaning and effect as the word “shall”;

(xiii) “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”;

(xiv) each accounting term not otherwise defined in this Agreement shall have the meaning commonly applied to such term in accordance with GAAP;

(xv) references to days means calendar days; and

(xvi) references to documents, instruments, or agreements shall be deemed to refer as well to all addenda, exhibits, schedules, or amendments thereto (but only to the extent, in the case of documents, instruments, or agreements that are the subject of representations and warranties set forth herein, copies of all addenda, exhibits, schedules, or amendments have been provided on or prior to the date of this Agreement to the Party to whom such representations and warranties are being made).

(b) This Agreement was negotiated by the Parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party shall not apply to any construction or interpretation hereof.

(c) The table of contents and headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement, and shall not be referred to in connection with the construction or interpretation of this Agreement.

8.13 Enforcement of Agreement. The Parties acknowledge and agree that each Party would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by any Party could not be adequately compensated by monetary damages alone. Accordingly, in addition to any other right or remedy to which any Party may be entitled, at law or in equity, each Party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and temporary, preliminary, and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking. In the event that any action shall be brought by a Party in equity to enforce the provisions of this Agreement, no

Other Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law or that the award of specific performance is not an appropriate remedy for any reason of law or equity. If prior to the End Date, any Party hereto brings an action to enforce specifically the performance of the terms and provisions hereof by any Other Party, the End Date shall automatically be extended by such other time period established by the court presiding over such action.

8.14 Severability. If any provision of this Agreement (or portion thereof) is held invalid, illegal, or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement (or portion thereof) will remain in full force and effect, so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the fullest extent possible.

8.15 Certain Definitions.

“A&R Tax Receivable Agreement” has the meaning set forth in the Recitals.

“Acceptable Company Confidentiality Agreement” has the meaning set forth in Section 5.5(a).

“Acceptable Parent Confidentiality Agreement” has the meaning set forth in Section 5.6(a).

“Affiliate” of any Person means with respect to any Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; provided, that, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agents” has the meaning set forth in Section 5.6(a).

“Agreement” has the meaning set forth in the Preamble.

“Anti-Bribery Laws” means, in each case to the extent that they are applicable to the Company, Parent or their respective Affiliates (as the case may be): (a) the U.S. Foreign Corrupt Practices Act of 1977, as amended, (b) the U.K. Bribery Act 2010, (c) the Cayman Islands’ Anti-Corruption Act (2019 Revision), (d) any applicable law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and (e) any other applicable law, rule or regulation of similar purpose and scope in any jurisdiction.

“Antitrust Laws” means the HSR Act and any other antitrust, unfair competition, merger or acquisition notification, or merger or acquisition control Legal Requirements under any applicable jurisdictions, whether federal, state, local, or foreign.

“Bankruptcy and Equity Exception” means (a) applicable bankruptcy, insolvency, reorganization, moratorium and any other similar laws of general application, heretofore or hereafter enacted or in effect, affecting the rights and remedies of creditors generally and (b) the exercise of judicial or administrative discretion in accordance with general equitable principles.

“Blue Sky Laws” has the meaning set forth in Section 3.2(c).

“Business Day” means any day other than a Saturday, Sunday or a day on which (i) banking institutions located in Houston, Texas are authorized pursuant to a Legal Requirement to be closed or (ii) the Cayman Islands Registrar of Companies is not accepting filings, and in each case, shall consist of the time period from 12:01 a.m. through 12:00 midnight at such location.

“Capitalization Reference Date” has the meaning set forth in Section 3.3(a).

“Cayman Merger Documents” has the meaning set forth in Section 1.1(c).

“Closing” has the meaning set forth in Section 1.3.

“Closing Date” has the meaning set forth in Section 1.3.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Act” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Preamble.

“Company Acquisition Proposal” has the meaning set forth in Section 5.5(g).

“Company Adverse Recommendation Change” has the meaning set forth in Section 5.5(b).

“Company Benefit Plans” has the meaning set forth in Section 3.10(a).

“Company Board” has the meaning set forth in the Recitals.

“Company Board Recommendation” has the meaning set forth in Section 3.2(a).

“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a party; (b) by which the Company or any of its Subsidiaries or any asset of the Company or any of its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.

“Company Credit Facility” means that certain Revolving Facility Agreement, dated December 20, 2018 (as amended and in effect as of the date hereof), among Expro Holdings UK-2 Limited, the other borrowers and guarantors party thereto, the lenders party thereto, and DNB Bank ASA, London Branch, as agent.

“Company Designated Directors” has the meaning set forth in Section 1.2(a).

“Company Designated Members” has the meaning set forth in the Recitals.

“Company Disclosure Schedule” means the disclosure schedule that has been prepared by the Company and that has been delivered by the Company to Parent on the date of this Agreement.

“Company Equity Awards” has the meaning set forth in Section 2.2(b).

“Company Equity Plan” has the meaning set forth in Section 2.2.

“Company Expenses” has the meaning set forth in Section 7.2(e).

“Company Facilities” means any real property, leaseholds, or other interests currently or formerly owned or operated by the Company or any of its Subsidiaries and any buildings, plants, structures, or equipment (including motor vehicles, tank cars, and rolling stock) currently or formerly owned or operated by the Company or any of its Subsidiaries.

“Company Financial Statements” has the meaning set forth in Section 3.4(a).

“Company Insurance Policies” has the meaning set forth in Section 3.15.

“Company Intervening Event” has the meaning set forth in Section 5.5(d).

“Company IP” means all Intellectual Property owned, used, held for use, or exploited by the Company or any of its Subsidiaries, including all Owned Company IP and Licensed Company IP.

“Company Joint Ventures” means any Person that is not a Subsidiary of the Company, in which the Company owns directly or indirectly an equity interest.

“Company Leased Real Property” has the meaning set forth in Section 3.8(a).

“Company Material Adverse Effect” means any circumstances, developments, changes, events, effects or occurrences that (a) have a material and adverse effect on the financial condition, results of operations, properties, assets or liabilities of the Company and its Subsidiaries, taken as a whole; provided, however, that adverse effects arising out of, resulting from or attributable to the following shall not constitute or be deemed to contribute to a Company Material Adverse Effect, and shall not otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (i) any circumstance, development, change, event, effect or occurrence resulting from or relating to changes in general economic, oilfield services industry or financial market conditions, except in the event, and only to the extent, that such circumstance, development, change, event, effect or occurrence has had a disproportionate effect on the Company and its Subsidiaries, taken as a whole, as compared to other Persons operating in such industry in the same regions and segments as the Company; (ii) any circumstance, development, change (including changes in applicable Legal Requirements), event, effect or occurrence that generally affects the industries in which the Company and its Subsidiaries are engaged (including changes in commodity prices, general market prices and regulatory changes affecting such industries generally or Persons operating in such industries in the same regions as the Company), except in the event, and only to the extent, that such circumstance, development, change, event, effect or occurrence has had a disproportionate effect on the Company and its Subsidiaries, taken as a whole, as compared to other Persons operating in such industry in the same regions and segments as the Company; (iii) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any natural disasters, disease outbreaks (including COVID-19) and acts of terrorism (but not any such event resulting in any damage or destruction to or loss of the Company’s or its Subsidiaries’ physical properties to the extent such change or effect would otherwise constitute or contribute to a Company Material Adverse Effect); (iv) any failure to meet internal or analysts’ estimates, projections or forecasts (it being understood that the underlying cause of any such failure, not otherwise excluded by the exceptions set forth in this definition, may be taken into consideration in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur); (v) any circumstance, development, change, event, effect or occurrence resulting from or relating to the announcement or pendency of the Transactions; or (vi) any change in GAAP, or in the interpretation thereof, as imposed upon the Company, its Subsidiaries or their respective businesses or any change in applicable Legal Requirements, or in the interpretation thereof; or (b) have a material and adverse effect on the ability of the Company to consummate or that would prevent or materially impede, interfere with or delay the consummation by the Company or any of its Subsidiaries of the Transactions prior to the End Date.

“Company Material Contract” has the meaning set forth in Section 3.14(a).

“Company Member Meeting” has the meaning set forth in the Recitals.

“Company Notice Period” has the meaning set forth in Section 5.5(c)(i).

“Company Ordinary Shares” means the ordinary shares of common stock, par value $0.01, of the Company.

“Company Owned Real Property” has the meaning set forth in Section 3.8(a).

“Company Permits” has the meaning set forth in Section 3.11(b).

“Company Real Property Interests” has the meaning set forth in Section 3.8(a).

“Company Real Property Leases” has the meaning set forth in Section 3.8(a).

“Company Related Party” has the meaning set forth in Section 3.23.

“Company Requisite Approval” means the approval and adoption of this Agreement, the Plan of Merger and the Transactions by either (i) the Company Written Consent delivered by holders of all outstanding Company Ordinary Shares or (ii) the affirmative vote of the holders of two-thirds of the outstanding Company Ordinary Shares.

“Company RSU Awards” has the meaning set forth in Section 2.2(b).

“Company Share Option” has the meaning set forth in Section 2.2(a).

“Company Shareholders Agreement” means that certain Shareholders Agreement, dated as of February 5, 2018, among the Company and the other Persons named therein.

“Company Superior Proposal” has the meaning set forth in Section 5.5(g).

“Company Termination Fee” means $71,500,000.

“Company Virtual Data Room” means folder number 05 labeled “Tax Matters” of the Company’s virtual data room for the Transactions (located at www.ansarada.com).

“Company Voting Agreements” has the meaning set forth in the Recitals.

“Company Warrants” has the meaning set forth in Section 2.3.

“Company Written Consent” has the meaning set forth in the Recitals.

“Confidentiality Agreement” means the confidentiality agreement entered into by and between the Company and Parent on June 3, 2020.

“Consent” means any approval, consent, ratification, permission, waiver, or authorization (including any Governmental Authorization).

“Continuation Period” has the meaning set forth in Section 5.15(a).

“Continuing Employee” has the meaning set forth in Section 5.15(a).

“Contract” means any written, oral, or other legally binding agreement, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, or commitment or undertaking of any nature.

“Copyrights” means all copyrights, rights in copyrightable works, semiconductor topography and mask work rights, and applications for registration thereof, including all rights of authorship, use, publication, reproduction, distribution, performance transformation, moral rights, and rights of ownership of copyrightable works, semiconductor topography works, and mask works, and all rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright, semiconductor topography, and mask work conventions.

“Director Nomination Agreement” has the meaning set forth in the Recitals.

“Drag-Along Rights” has the meaning set forth in the Company Shareholders Agreement.

“Drag-Along Sellers” has the meaning set forth in the Company Shareholders Agreement.

“Drag Notice” has the meaning set forth in the Recitals.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System.

“Effective Time” has the meaning set forth in Section 1.1(c).

“Encumbrance” means any Lien, pledge, hypothecation, charge, mortgage, deed of trust, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive or other preferential right, community property interest, third Person right or interest (whether possessory or non-possessory), or covenant, condition or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset, and any restriction on the possession, exercise, or transfer of any other attribute of ownership of any asset).

“End Date” has the meaning set forth in Section 7.1(b).

“Entity” means any corporation (including any nonprofit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company, or joint stock company), firm, society, or other enterprise, association, organization, or entity.

“Environmental Claim” means any pending or threatened claim, order, enforceable directive, decree, or other Legal Proceeding arising under any Environmental Law or related to Hazardous Substances.

“Environmental Law” means any applicable foreign, federal, state, or local law, statute, code, rule, regulation, order (including all orders, directives, or other such edicts issued by a Governmental Body), or the common law relating to pollution, protection of the environment (including natural resources), or exposure to Hazardous Substances.

“Environmental Permit” means any Governmental Authorization pursuant to Environmental Law.

“ERISA” has the meaning set forth in Section 3.10(a)(i).

“ERISA Affiliate” means, with respect to any entity, trade, or business, any other entity, trade, or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade, or business, or that is a member of the same “controlled group” as the first entity, trade, or business pursuant to Section 4001(a)(14) of ERISA.

“E-SIGN Act” means the Electronic Signatures in Global and National Commerce Act enacted June 30, 2000, 15 U.S.C. §§ 7001-7006.

“Excess Shares” has the meaning set forth in Section 2.1(d)(i),

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 2.5(a).

“Exchange Fund” has the meaning set forth in Section 2.5(a).

“Exchange Ratio” means 7.2720; provided that (a) to the extent Replacement Warrants are to be issued pursuant to Section 2.3, the Exchange Ratio shall be adjusted to equal the quotient obtained by dividing the Implied Parent Shares by the sum of (i) the Implied Company Shares plus (ii) the aggregate number of Net Company Warrant Shares determined pursuant to Section 2.3(b)(i); and (b) if the Parent Reverse Stock Split is effected prior to the Effective Time, the Exchange Ratio shall be adjusted by multiplying the Exchange Ratio in effect immediately prior to the Parent Reverse Stock Split by the Reverse Split Ratio, in each case rounded to the nearest ten thousandths. For the avoidance of doubt, if the calculation of the adjustment pursuant to the foregoing clause (a) takes into account the Parent Reverse Stock Split, no further adjustment shall be made pursuant to the foregoing clause (b).

“GAAP” means generally accepted accounting principles for financial reporting in the United States as of the date of this Agreement, applied on a basis consistent with the basis on which the financial statements referred to in Section 3.4(a) and Section 4.5 were prepared.

“Government Official” means any officer or employee of a Governmental Body, a public international organization, or any department or agency thereof or any person acting in an official capacity for such government or organization, including (a) a foreign official as defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended, (b) a foreign public official as defined in the U.K. Bribery Act 2010, (c) an officer or employee of a government-owned, controlled, operated enterprise, such as a national oil company, and (d) any non-U.S. political party or party official or any candidate for foreign political office.

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification, or authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, region, county, city, municipality, district, or other jurisdiction of any nature; (b) federal, state, local, municipal, non-U.S., or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body, or Entity and any court, employment tribunal or other tribunal); or (d) arbitrator or arbitration authority.

“Hazardous Substance” means any substance that is (a) listed, classified, defined, or regulated as hazardous, radioactive, toxic, a pollutant, contaminant, or terms of similar import under any Environmental Law as well as (b) any petroleum product or by-product, asbestos-containing material, lead, polychlorinated biphenyls, per- and polyfluoroalkyl substances, radioactive materials, or radon.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Implied Company Shares” means the number of Company Ordinary Shares set forth on Section 2.1(a) of the Parent Disclosure Schedule.

“Implied Parent Shares” means the number of shares of Parent Common Stock set forth on Section 2.1(a) of the Parent Disclosure Schedule.

“Indebtedness” means, at any time, with respect to any Person, without duplication, all obligations of such Person at such time in respect of (a) indebtedness for borrowed money, (b) indebtedness evidenced by bonds, debentures, notes or similar instruments for the payment of which such Person is responsible or liable, (c) all liabilities of such Person in respect of any lease required to be classified and accounted for under GAAP as a capital lease, (d) letters of credit, banker’s acceptances or similar credit transactions (in each case solely to the extent drawn), (e) all obligations to pay the deferred and unpaid purchase price of any asset, business or company, including earn-outs and any obligations secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of the property subject to such Lien, (f) any accrued and unpaid interest on, fees owed in respect of, and any prepayment premiums, penalties or similar charges in respect of, any indebtedness, liabilities or obligations described in any other clause in this definition, and (g) (i) any guarantees or other contingent obligations in respect of obligations of any other Person of the type described in any clause of this definition and (ii) obligations of any other Person of the type referred to in any clause of this definition for which such Person has pledged any of its assets as security, or as to which such Person has undertaken or become obligated to maintain or cause to be maintained the financial position of such other Person, or to purchase such other Person’s obligations.

“Indemnified Persons” has the meaning set forth in Section 5.16(a).

“Intellectual Property” means collectively, all intellectual property, industrial property and other similar proprietary rights in any jurisdiction throughout the world under any law or international treaty, whether registered or unregistered, including such rights in and to: (a) Trademarks, Internet domain names, other indicia of source and the goodwill associated therewith, (b) Patents and rights in inventions, invention disclosures, discoveries, and improvements, whether or not patentable, (c) Trade Secrets, and rights in confidential information, including rights to limit the use or disclosure thereof by any Person, (d) all rights in works of authorship (whether copyrightable or not), Copyrights, and rights in databases (or other collections of information, data works, or other materials), (e) rights in software, including data files, source code, object code, firmware, mask works, application programming interfaces, computerized databases, and other software-related specifications and documentation, (f) rights in designs and industrial designs, (g) rights of publicity and other rights to use the names and likeness of individuals, and (h) claims, causes of action, and defenses relating to the past, present, and future enforcement of any of the foregoing; in each case of (a) to (h) above, including any registrations of, applications to register, and renewals and extensions of, any of the foregoing with or by any Governmental Body in any jurisdiction.

“Intended Tax Treatment” has the meaning set forth in the Recitals.

“IRS” means the Internal Revenue Service.

“Issued Patents” means all issued patents, reissued or reexamined patents, revivals of patents, utility models, certificates of invention, supplementary protection certificates, registrations of patents, and extensions thereof, regardless of country or formal name, issued by the United States Patent and Trademark Office and any other Governmental Body.

“ITEPA” means the United Kingdom Income Tax (Earnings and Pensions) Act 2003.

“Knowledge” means the actual knowledge, after reasonable inquiry, of (a) in the case of the Company, the individuals listed in Section 1.1(c) of the Company Disclosure Schedule and (b) in the case of Parent, the individuals listed in Section 1.1(c) of the Parent Disclosure Schedule.

“Lafayette Facility” means Parent’s core North American operations facility located at and around 700 E. Verot School Road, Lafayette, Louisiana 70508.

“Last Balance Sheet” has the meaning set forth in Section 3.4(a).

“Legal Proceeding” means any action, charge, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative, or appellate proceeding), inquiry, audit, examination, or investigation commenced, brought, conducted, or heard by or before, or otherwise involving, any court or other Governmental Body.

“Legal Requirement” means any federal, state, local, municipal, foreign, or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, act, ruling, or requirement issued, enacted, adopted, promulgated, implemented, or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NYSE or any other stock exchange).

“License Agreement” means any Contract, whether written or oral, and any amendments thereto (including license agreements, sub-license agreements, consulting agreements, research agreements, development agreements, distribution agreements, consent to use agreements, customer or client contracts, coexistence, nonassertion or settlement agreements), pursuant to which any interest in, or any right to use or exploit, any Intellectual Property has been granted.

“Licensed Company IP” means the Intellectual Property owned by a third Person that the Company or any of its Subsidiaries has a right to use or exploit by virtue of a License Agreement.

“Licensed Parent IP” means the Intellectual Property owned by a third Person that Parent or any of its Subsidiaries has a right to use or exploit by virtue of a License Agreement.

“Lien” means any pledge, lien, charge, mortgage, encumbrance, or security interest of any kind or nature.

“Major Customer” means (a) with respect to the Company, any customer of the Company and its Subsidiaries that accounted for greater than ten percent of the revenues received by the Company and its Subsidiaries during either (i) the 12-month period ended December 31, 2019 or (ii) the 12-month period ended December 31, 2018 and (b) with respect to Parent, any customer of Parent and its Subsidiaries that accounted for greater than ten percent of the revenues received by Parent and its Subsidiaries during either (i) the 12-month period ended December 31, 2019 or (ii) the 12-month period ended December 31, 2018.

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“Net Company Warrant Shares” has the meaning set forth in Section 2.3(b)(i).

“NYSE” means the New York Stock Exchange.

“NYSE Rules” means the rules and regulations of the NYSE.

“Order” means any order, injunction, judgment, decree, ruling, stipulation, assessment, or arbitration award of any Governmental Body.

“Ordinary Shares Trust” has the meaning set forth in Section 2.1(d)(ii).

“Organizational Documents” means with respect to any Person, the articles of association or other organizational, constituent and/or governing documents and/or instruments of such Person.

“Other Party” means (a) when used with respect to the Company, Parent and Merger Sub, and (b) when used with respect to Parent or Merger Sub, the Company.

“Owned Company IP” means the Intellectual Property that is owned or purportedly owned by the Company or any of its Subsidiaries.

“Owned Parent IP” means the Intellectual Property that is owned or purportedly owned by Parent or any of its Subsidiaries.

“Parent” has the meaning set forth in the Preamble.

“Parent Acquisition Proposal” has the meaning set forth in Section 5.6(g).

“Parent Adverse Recommendation Change” has the meaning set forth in Section 5.6(b).

“Parent Amended Articles” has the meaning set forth in Section 1.1(d)(ii).

“Parent Articles” has the meaning set forth in Section 1.1(d)(ii).

“Parent Benefit Plans” has the meaning set forth in Section 4.11(a).

“Parent Board” means (i) with respect to references applicable to the period prior to the Effective Time, the Parent Supervisory Board and the Parent Managing Board, collectively, and (ii) with respect to references applicable to the period as of and following the Effective Time, the Parent board of directors pursuant to the Parent Amended Articles.

“Parent Board Changes” means the election, effective as of the Effective Time, of the Parent Designated Directors and the Company Designated Directors as members of the Parent Board.

“Parent Board Recommendation” has the meaning set forth in Section 4.2(a).

“Parent Common Stock” means the common stock, par value €0.01 per share, of Parent.

“Parent Contract” means any Contract: (a) to which Parent or any of its Subsidiaries is a party; (b) by which Parent or any of its Subsidiaries or any asset of Parent or any of its Subsidiaries is or may become bound or under which Parent or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which Parent or any of its Subsidiaries has or may acquire any right or interest.

“Parent Credit Agreement” means that certain Credit Agreement dated November 5, 2018, by and among Frank’s International Management B.V., Frank’s International C.V., Frank’s International, LLC and Blackhawk Group Holdings, LLC, as borrowers, certain subsidiary guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A.

“Parent Designated Directors” has the meaning set forth in Section 1.2(a).

“Parent Designated Shareholders” has the meaning set forth in the Recitals.

“Parent Disclosure Schedule” means the disclosure schedule that has been prepared by Parent and that has been delivered by Parent to the Company on the date of this Agreement.

“Parent Expenses” has the meaning set forth in Section 7.2(f).

“Parent Facilities” means any real property, leaseholds, or other interests currently or formerly owned or operated by Parent or any of its Subsidiaries and any buildings, plants, structures, or equipment (including motor vehicles, tank cars, and rolling stock) currently or formerly owned or operated by Parent or any of its Subsidiaries.

“Parent Financial Statements” has the meaning set forth in Section 4.5(a).

“Parent Group Party” has the meaning set forth in the introductory clause to Article 4.

“Parent Insurance Policies” has the meaning set forth in Section 4.16.

“Parent Intervening Event” has the meaning set forth in Section 5.6(d).

“Parent IP” means all Intellectual Property owned, used, held for use, or exploited by Parent or any of its Subsidiaries, including all Owned Parent IP and Licensed Parent IP.

“Parent Joint Ventures” means any Person that is not a Subsidiary of Parent, in which Parent owns directly or indirectly an equity interest.

“Parent Leased Real Property” has the meaning set forth in Section 4.9(a).

“Parent Managing Board” has the meaning set forth in the Recitals.

“Parent Material Adverse Effect” means any circumstances, developments, changes, events, effects or occurrences that (a) have a material and adverse effect on the financial condition,

results of operations, properties, assets or liabilities of Parent and its Subsidiaries, taken as a whole; provided, however, that adverse effects arising out of, resulting from or attributable to the following shall not constitute or be deemed to contribute to a Parent Material Adverse Effect, and shall not otherwise be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur: (i) any circumstance, development, change, event, effect or occurrence resulting from or relating to changes in general economic, oilfield services industry or financial market conditions, except in the event, and only to the extent, that such circumstance, development, change, event, effect or occurrence has had a disproportionate effect on Parent and its Subsidiaries, taken as a whole, as compared to other Persons operating in such industry in the same regions and segments as Parent; (ii) any circumstance, development, change (including changes in applicable Legal Requirements), event, effect or occurrence that generally affects the industries in which Parent and its Subsidiaries are engaged (including changes in commodity prices, general market prices and regulatory changes affecting such industries generally or Persons operating in such industries in the same regions as Parent), except in the event, and only to the extent, that such circumstance, development, change, event, effect or occurrence has had a disproportionate effect on Parent and its Subsidiaries, taken as a whole, as compared to other Persons operating in such industry in the same regions and segments as Parent; (iii) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any natural disasters, disease outbreaks (including COVID-19) and acts of terrorism (but not any such event resulting in any damage or destruction to or loss of Parent’s or its Subsidiaries’ physical properties to the extent such change or effect would otherwise constitute or contribute to a Parent Material Adverse Effect); (iv) any failure to meet internal or analysts’ estimates, projections or forecasts (it being understood that the underlying cause of any such failure, not otherwise excluded by the exceptions set forth in this definition, may be taken into consideration in determining whether a Parent Material Adverse Effect has occurred or is reasonably expected to occur); (v) a decline in market price, or a change in trading volume, of the Parent Common Stock (it being understood that any underlying cause of any such decline or change, not otherwise excluded by the exceptions set forth in this definition, may be taken into consideration when determining whether a Parent Material Adverse Effect has occurred or is reasonably expected to occur); (vi) any circumstance, development, change, event, effect or occurrence resulting from or relating to the announcement or pendency of the Transactions; or (vii) any change in GAAP, or in the interpretation thereof, as imposed upon Parent, its Subsidiaries or their respective businesses or any change in applicable Legal Requirements, or in the interpretation thereof; or (b) have a material and adverse effect on the ability of Parent to consummate or that would prevent or materially impede, interfere with or delay the consummation by Parent or any of its Subsidiaries of the Transactions prior to the End Date.

“Parent Material Contract” has the meaning set forth in Section 4.15(a).

“Parent Notice Period” has the meaning set forth in Section 5.6(c).

“Parent Owned Real Property” has the meaning set forth in Section 4.9(a).

“Parent Permits” has the meaning set forth in Section 4.12(b).

“Parent Real Property Interests” has the meaning set forth in Section 4.9(a).

“Parent Real Property Leases” has the meaning set forth in Section 4.9(a).

“Parent Related Party” has the meaning set forth in Section 4.25.

“Parent Requisite Approval” means the approval of the Transactions, the Parent Stock Issuance, the Parent Amended Articles and the Parent Board Changes by the shareholders of Parent in accordance with applicable Legal Requirements, the NYSE Rules and the Organizational Documents of Parent; provided, however, that this definition of “Parent Requisite Approval” shall not include the approval of the Parent Reverse Stock Split by the shareholders of Parent.

“Parent Reverse Stock Split” means a reverse stock split in respect of all issued and outstanding shares of Parent Common Stock in such ratio as may be determined by Parent Board (with the consent of the Company not to be unreasonably withheld, conditioned or delayed) and as authorized by the shareholders of Parent at the Parent Shareholder Meeting.

“Parent RRA Amendment” has the meaning set forth in the Recitals.

“Parent SEC Reports” has the meaning set forth in Section 4.4(a).

“Parent Shareholder Meeting” has the meaning set forth in the Recitals.

“Parent Stock Issuance” has the meaning set forth in the Recitals.

“Parent Stock Option” has the meaning set forth in Section 2.2(a).

“Parent Superior Proposal” has the meaning set forth in Section 5.6(g).

“Parent Supervisory Board” has the meaning set forth in the Recitals.

“Parent Termination Fee” means $37,500,000.

“Parent Virtual Data Room” means folder number 6 labeled “Tax” of Parent’s virtual data room for the Transactions (located at www.smartroom.com).

“Parent Voting Agreement” has the meaning set forth in the Recitals.

“Party” means a party to this Agreement.

“Patent Applications” means all published or unpublished nonprovisional and provisional patent applications, reexamination proceedings, including all divisions, continuations, and continuations-in-part thereof, filed with the United States Patent and Trademark Office and any other Governmental Body.

“Patents” means Issued Patents and Patent Applications.

“Permitted Liens” means (a) Encumbrances for Taxes not yet due and payable, or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) Encumbrances for assessments or other governmental charges or landlords’, carriers’, warehousemen’s, mechanics’, workers’ or similar

Encumbrances (whether statutory or otherwise), in each case incurred in the ordinary course of business consistent with past practice either in connection with workers’ compensation, unemployment insurance, and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeals bonds, bids, leases, government contracts, performance and return of money bonds, and similar obligations, in each case so long as the payment of or the performance of such obligation is not delinquent or is being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (c) with respect to the Company, Liens specifically identified in the Company Financial Statements or in the notes thereto, (d) with respect to Parent, Liens specifically identified in the Parent Financial Statements or in the notes thereto, (e) Encumbrances incurred in the ordinary course of business consistent with past practice that are not reasonably likely to adversely interfere in a material way with the ownership, occupancy or use, or materially and adversely affect the value or marketability, of the property encumbered thereby, (f) with respect to any Company Leased Real Property or Parent Leased Real Property, Liens and other rights reserved by or in favor of any landlord under the Company Real Property Lease or the Parent Real Property Lease and (g) with respect to the Company Real Property Interests and the Parent Real Property Interests, and in each instance so long as such Liens do not, individually or in the aggregate, cause a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable, (i) zoning, entitlement, building and other land use regulations imposed by a Governmental Body having jurisdiction over the Company Real Property Interests or the Parent Real Property Interests, as applicable, and not violated by the current use and operation of the Company Real Property Interests or the Parent Real Property Interests, as applicable, (ii) covenants, conditions, restrictions, easements and other similar matters that would be disclosed by an inspection or accurate survey of any parcel of the Company Real Property Interests or the Parent Real Property Interests; provided that such covenants, conditions, restrictions, easements and other similar matters, individually and in the aggregate, do not impair in any material respect the occupancy, use or operation of any the Company Real Property Interests or the Parent Real Property Interests for purposes of the Company’s business or Parent’s business, (iii) all matters, both general and specific, that are disclosed and not subsequently deleted or endorsed over in any title insurance policies insuring the Company, Parent or their respective Subsidiaries’ title to the Company Real Property Interests or the Parent Real Property Interests, as applicable, and (iv) any easement, encroachment, restriction, right-of-way and any other non-monetary title defects that are validly and properly recorded against any Company Real Property Interests or the Parent Real Property Interests.

“Person” means any individual, Entity, or Governmental Body.

“Plan of Merger” means the Plan of Merger substantially in the form set forth in Exhibit A.

“Post-Closing Plans” has the meaning set forth in Section 5.15(a).

“Pre-Closing Severance Plan” has the meaning set forth in Section 5.15(d).

“Proxy Statement” has the meaning set forth in Section 5.7(a).

“Registration Rights Agreement” has the meaning set forth in the Recitals.

“Registration Statement” means the Registration Statement on Form S-4, or another appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Parent under the Securities Act with respect to the shares of the Parent Common Stock to be issued to members of the Company pursuant to this Agreement.

“Regulation S-X” means SEC Regulation S-X.

“Release” or “Released” means the spilling, leaking, disposing, discharging, emitting, depositing, injecting, leaching, escaping, or any other release, however defined, and whether intentional or unintentional, of any Hazardous Substance. The term “Release” shall include any threatened release.

“Replacement Warrant” has the meaning set forth in Section 2.3.

“Replacement Warrant Agreement” has the meaning set forth in Section 2.3.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Reverse Split Ratio” means a fraction the numerator of which is one and the denominator of which is the number of shares of Parent Common Stock being combined into one share of Parent Common Stock in the Parent Reverse Stock Split.

“Sanctioned Jurisdiction” means a country, state, territory, or region which is subject to comprehensive economic or trade restrictions under applicable Trade Control Laws, which may change from time to time (currently Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine).

“Sanctioned Party” means an individual or entity that is, or is owned 50 percent or more, individually or in the aggregate by, controlled by, or acting on behalf of, (i) a person located, organized, or resident in a Sanctioned Jurisdiction, (ii) the Government of Venezuela, or (iii) identified on a prohibited persons list promulgated by the United States or any other Government Body with jurisdiction over the Company, Parent, or any of their respective Affiliates, including but not limited to the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, or Sectoral Sanctions Identifications List; the Denied Persons, Entity, or Unverified Lists of the U.S. Department of Commerce’s Bureau of Industry and Security; the Debarred List of the U.S. Department of State’s Directorate of Defense Trade Controls; and similar prohibited persons lists promulgated in accordance with United National Security Council resolutions to the extent applicable to the Company, Parent or any of their respective Affiliates.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“SOX” means the Sarbanes-Oxley Act of 2002.

“Subsidiary” means an Entity of which another Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity or financial interests of such Entity.

“Surviving Company” has the meaning set forth in Section 1.1(a).

“Tail Period” has the meaning set forth in Section 5.16(a).

“Takeover Law” means “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under state, federal or foreign Legal Requirements.

“Tax Authority” means any Governmental Body with authority to impose, administer, levy, assess or collect Tax in any jurisdiction.

“Tax Receivable Agreement” means that certain Tax Receivable Agreement, dated as of August 14, 2013, among Parent, Frank’s International C.V. and Mosing Holdings, Inc.

“Tax Relief” means any exemption, relief, allowance, credit, deduction or set-off in respect of any Tax or relevant to the computation of any Tax and/or any right to, or actual, repayment of Tax or saving of Tax.

“Tax Return” means any return, declaration, report, form, statement, information return, claim for refund, or other document (including any related or supporting information) filed or required to be filed with any Governmental Body in connection with the determination, assessment, collection or administration of any Taxes (or the administration of any laws, regulations or administrative requirements relating to any Taxes), including any schedule or attachment thereto and any amendment thereto.

“Taxes” means (a) any taxes, duties or levies (and any assessments, fees, unclaimed property and escheat obligations and other similar governmental charges in the nature of taxes, duties or levies imposed by any Governmental Body), including income, franchise, profits, gross receipts, modified gross receipts, net proceeds, alternative or add on minimum, ad valorem, value added, turnover, sales, use, personal property, real property, environmental, stamp, stamp duty reserve, leasing, lease, user, excise, duty, franchise, capital stock, transfer, registration, license, withholding, social security (or similar), unemployment, disability, payroll, employment, social contributions, fuel, excess profits, occupational, premium, windfall profit, severance, estimated, or other charge of any kind whatsoever (irrespective, in each case, of whether chargeable directly or primarily against, or attributable directly or primarily to, the relevant person or any other person, and irrespective of whether the relevant person has or may have any right of reimbursement against any other person), including any interest, fine, surcharge, penalty, or addition thereto or with respect to any Tax Return, whether disputed or not, (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of a combined, unitary or consolidated group for any period, and (c) any liability of for the payment of any amounts of the type described in clause (a) or (b) as a result of the operation of Legal Requirements or any express or implied obligation to indemnify any other Person.

“Terminable Breach” has the meaning set forth in Section 7.1(d).

“Trade Control Laws” means, in each case to the extent that they are applicable to the Company, Parent, or their respective Affiliates (as the case may be): (a) export control laws, rules, and regulations of the United States, including the Arms Export Control Act (22 U.S.C. § 2751, et seq.), the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), the Export Control Reform Act of 2018 (50 U.S.C. Chapter 58), the Export Administration Act of 1979 (50 U.S.C. Chapter 56), and the Export Administration Regulations (15 C.F.R. Parts 730-774), (b) economic sanctions laws, rules, regulations, and orders administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, including the International Emergency Economic Powers Act (50 U.S.C. Chapter 35), the Trading With the Enemy Act (50 U.S.C. Chapter 53), the Foreign Assets Control Regulations (31 C.F.R. Parts 500-599); (c) anti-boycott laws, rules, and regulations administered by the U.S. Department of Commerce’s Bureau of Industry and Security and U.S. Department of the Treasury’s Internal Revenue Service; (d) customs and import laws, rules, and regulations of the United States; and (e) any other applicable law, rule or regulation of similar purpose and scope in any jurisdiction in which the Company, Parent or any of their respective Affiliates is performing activities.

“Trade Secrets” means all product specifications, data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, research and development, manufacturing or distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer software and programs (including object code), computer software and database technologies, systems, structures and architectures (and related processes, formulae, composition, improvements, devices, know-how, inventions, discoveries, concepts, ideas, designs, methods, and information), and any other information, however documented, that is a trade secret within the meaning of the applicable trade-secret protection Legal Requirements.

“Trademarks” means all (a) trademarks, service marks, marks, logos, insignias, designs, names, or other symbols, (b) applications for registration of trademarks, service marks, marks, logos, insignias, designs, names, or other symbols, and (c) trademarks, service marks, marks, logos, insignias, designs, names, or other symbols for which registrations has been obtained.

“Transactions” has the meaning set forth in the Recitals.

“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute, temporary or final Treasury Regulations.

“U.S.C.” means the United States Code of 1926.

“VAT” means (a) any Tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) and (b) any other Tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such Tax referred to in clause (a) above, or whether imposed elsewhere.

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which shareholders of such Person may vote.

“WARN Act” means the Worker Adjustment Retraining and Notification Act of 1989, 29 U.S.C. §§ 2101-2109, and any comparable state or local Legal Requirement.

“Willful and Intentional Breach” means a material breach that is a consequence of an act or an omission by the breaching Party with the actual knowledge that the taking of, or failure to take, such act would constitute a material breach of this Agreement.

[signature page follows]

In Witness Whereof, the Parties have caused this Agreement to be executed as of the date first above written.

FRANK’S INTERNATIONAL N.V.

By:	/s/ Michael C. Kearney
Name:	Michael C. Kearney
Title:	Chairman, President and Chief Executive Officer

NEW EAGLE HOLDINGS LIMITED

By:	/s/ Michael C. Kearney
Name:	Michael C. Kearney
Title:	Authorized Person

[Signature Page to Agreement and Plan of Merger]

EXPRO GROUP HOLDINGS INTERNATIONAL LIMITED

By:	/s/ Michael Jardon
Name:	Michael Jardon
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Plan of Merger

PLAN OF MERGER

Expro Group Holdings International Limited

and

New Eagle Holdings Limited

This Plan of Merger (“Plan of Merger”) is made on ________________________, 2021 between New Eagle Holdings Limited. (the “Surviving Company”) and Expro Group Holdings International Limited (the “Merging Company”, and collectively with the Surviving Company, the “Companies”).

WHEREAS the Surviving Company is an exempted company incorporated under the Companies Act (Revised) (“Companies Act”) whose registered office is at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

WHEREAS the Merging Company is an exempted company incorporated under the Companies Act whose registered office is at c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY-9009, Cayman Islands.

WHEREAS, on the date hereof, the Surviving Company has an authorised share capital of US$50,000 divided into 50,000 shares of US$1.00 par value each and has in issue 1 ordinary share of US$1.00 par value held by Frank’s International N.V. (“Parent”).

WHEREAS, on the date hereof, the Merging Company has an authorised share capital of US$1,000,000 divided into 100,000,000 ordinary shares of US$0.01 par value each and has in issue [tbc] ordinary shares of US$0.01 par value each.1

WHEREAS, the board of directors of the Surviving Company and the board of directors of the Merging Company deem it advisable, and have resolved, that the Merging Company be merged with and into the Surviving Company, pursuant to Part XVI of the Companies Act and upon the terms and conditions of the merger agreement dated March 10, 2021 among the Surviving Company, the Merging Company and Parent (the “Merger Agreement”), this Plan of Merger and the Companies Act (the “Merger”).

WHEREAS, the sole shareholder of the Surviving Company and the shareholders of the Merging Company have adopted this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise in accordance with the Companies Act.

NOW, THEREFORE, it is agreed as follows:

ARTICLE I – DEFINITIONS AND INTERPRETATIONS

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them in the Merger Agreement, a copy of which is attached as Schedule 1.

[1]	NTD: To be updated.

ARTICLE II – THE MERGER

Upon the terms and subject to the conditions hereinafter set forth, at the Effective Time (as defined in Article III hereof), the Merging Company shall be merged with and into the Surviving Company (the “Merger”), after which the separate existence of the Merging Company shall cease and the Surviving Company shall be the surviving entity and shall continue to operate under its current name.

From the Effective Time, the registered office of the Surviving Company shall continue to be c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

ARTICLE III – EFFECTIVE TIME

The Effective Time of the Merger shall be the date and time on which this Plan of Merger is filed with the Cayman Islands Registrar of Companies in accordance with the applicable provisions of the Companies Act. The Companies hereby agree that this Plan of Merger be so filed at [TIME] on [DATE].

ARTICLE IV – TERMS AND CONDITIONS

The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company at the Effective Time, are set out in the Merger Agreement.

In particular, immediately prior to the Effective Time, all of the outstanding issued shares of the Merging Company with respect to which the Merging Company shall have a proxy or power of attorney authorizing such transfer pursuant to the shareholders agreement relating to the Merging Company shall be transferred to an exchange agent appointed in accordance with the Merger Agreement and, on the Effective Time, each Merging Company share shall be converted into or exchanged for newly issued shares in Parent in accordance with the Merger Agreement and section 233 (5) of the Companies Act.

Upon the Effective Time (but not before), the rights, property, business, undertaking, goodwill, benefits, immunities and privileges of the Merging Company shall vest in the Surviving Company in accordance with Section 236(1)(b) of the Companies Act, and the Surviving Company shall become liable for and subject, in the same manner as the Merging Company, to all mortgages, charges and security interests, and all contracts, obligations, claims, debts and liabilities of the Merging Company in accordance with Section 236(1)(c) of the Companies Act.

On the Effective Time (but not before), the Merging Company shall be struck from the Register of Companies.

ARTICLE V – SHARES

The authorised share capital of the Surviving Company is US$50,000 divided into 50,000 shares of par value of US$1.00 each.

From the Effective Time, all holders of shares of the Surviving Company shall be entitled to the benefit of and are bound by the provisions of the Surviving Company’s Memorandum and Articles of Association.

ARTICLE VI– MEMORANDUM AND ARTICLES OF THE SURVIVING COMPANY

From the Effective Time, the Memorandum and Articles of Association of the Surviving Company shall be the existing Memorandum and Articles of Association of the Surviving Company as of immediately prior to the Effective Time. The rights and restrictions attaching to the shares in the Surviving Company are set out in such Memorandum and Articles of Association.

ARTICLE VII– DIRECTORS

The names and addresses of the Directors of the Surviving Company are:

1. [name] of [address]

2. [name] of [address]

3. [name] of [address]

No director of the Surviving Company or the Merging Company has received or will receive any benefit as a consequence of the Merger in his or her capacity as such a director.

ARTICLE VIII – SECURED CREDITORS2

The Surviving Company does not have any secured creditors.

The Merging Company does not have any secured creditors.

ARTICLE IX – TERMINATION / AMENDMENT

Subject to the terms and conditions of the Merger Agreement, at any time before the Effective Time this Plan of Merger may be:

(i)	terminated by the directors of the Surviving Company or the Merging Company; or

(ii)

amended by the directors of the Surviving Company or the Merging Company to change the Effective Time of the Merger (provided that the new Effective Time complies with the Companies Act) or to change any other matter permitted by Section 235(1) of the Companies Act.

ARTICLE X – COUNTERPARTS

This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart.

[2]	NTD: to be confirmed this is correct

ARTICLE XI – GOVERNING LAW

This Plan of Merger and the rights and obligations of the parties shall be governed by and construed in accordance with the laws of the Cayman Islands.

[Signatures follow on the next page]

IN WITNESS whereof this Plan of Merger has been duly executed on the day and year first above written.

Signed for and on behalf of
Expro Group Holdings International Limited

by:
Name:
Title:	Director

Signed for and on behalf of
New Eagle Holdings Limited

by:
Name:
Title:	Director

SCHEDULE 1 – MERGER AGREEMENT

EXHIBIT B

Parent Amended Articles

UNOFFICIAL ENGLISH TRANSLATION OF

THE PROPOSED ARTICLES OF ASSOCIATION OF

EXPRO GROUP HOLDINGS N.V.

CHAPTER I

Definitions

Article 1. Definitions

In these articles of association, the following terms shall mean:

a.

Affiliate: of any specified person, any other person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such specified person (control of a person means the power, direct or indirect, to direct or cause the direction of the management and policies of such person whether by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing);

b.	Annual Accounts: the balance sheet and profit and loss account plus explanatory notes of the company;

c.	Auditor: a registered accountant or any such other accountant as referred to in article 2:393 of the Netherlands Civil Code, or any organization in which such accountants co-operate;

d.	Board: the board (het bestuur) of the company;

e.	Director: a member of the Board and refers to either an Executive Director or a Non-Executive Director, as applicable.

f.	Executive Director: a Director appointed as executive director of the company in accordance with article 14.1.

g.	Non-Executive Director: a Director appointed as non-executive director of the company in accordance with article 14.1.

h.	Subsidiary:

•

a legal entity in respect whereof the company or any of its subsidiaries have, whether or not pursuant to an agreement with other persons entitled to vote, can exercise either individually or collectively, more than one-half of the voting rights at the general meeting;

•

a legal entity of which the company or any of its subsidiaries are members or shareholders, and in respect of which the company or any of its subsidiaries have, either individually or collectively, the right to appoint or dismiss more than half of such legal entity’s managing directors or supervisory directors, whether or not pursuant to any agreement with other persons having voting rights, and even if all persons having voting rights in fact cast their vote;

•	a partnership acting in its own name, for the liabilities of which the company or one or more subsidiaries is, as a partner, fully liable to creditors;

i.

Stock Market: regulated market or multilateral trading facility, as referred to in article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht) or a system comparable to a regulated market or multilateral trading facility in a state not being a member state of the European Economic Area.

CHAPTER II

Name. Corporate seat. Objects

Article 2. Name and corporate seat

2.1	The name of the company is Expro Group Holdings N.V.

2.2	The company has its corporate seat in Amsterdam.

Article 3. Objects

The objects of the company are:

a.	to incorporate, participate in, conduct the management of and take any other financial interest in other companies and enterprises;

b.	to render administrative, technical, financial, economic or managerial services to other companies, persons or enterprises;

c.	to acquire, dispose of, manage and exploit real and personal property, including patents, marks, licenses, permits and other industrial property rights;

d.

to borrow and/or lend monies, act as surety or guarantor in any other manner, and bind itself jointly and severally or otherwise in addition to or on behalf of others (including through the issuance of bonds, promissory notes or other securities in the widest sense of the word);

e.	to grant security over the assets of the company and its subsidiaries;

f.	to carry out all sorts of industrial, financial and commercial activities, including the manufacturing, import, export, purchase, sale, distribution and marketing of products and raw materials;

g.	to act as a holding company,

the foregoing whether or not in collaboration with third parties and inclusive of the performance and promotion of all activities which directly and indirectly relate to those objects, all this in the broadest sense.

CHAPTER III

Capital and shares. Register of shareholders

Article 4. Authorized capital. Fractional Shares1

[1]

Note to draft: The amendments in this Article 4 relating to the reverse stock split (i.e., increase of the nominal value per share and the introduction of fractional shares in Articles 4.5 through 4.8) will be a voting item at the Company’s general meeting that is separate from the voting item on the other envisaged amendments.

4.1

The authorized capital amounts to twelve million euro (EUR 12,000,000) and is divided into one billion two hundred million (1,200,000,000) shares of common stock, each with a nominal value of [•] eurocents (EUR 0.[•]).[2]

4.2	The shares shall be numbered consecutively from 1 onwards.

4.3	The company shall not cooperate to the issue of depositary receipts.

4.4	All shares shall be in registered form. No share certificates shall be issued.

4.5

Each share consists of [•] ([•]) fractional shares. The nominal value of a fractional share is one eurocent (EUR 0.01). Unless specified differently and subject to applicable law, the provisions of these articles of association concerning shares and shareholders apply mutatis mutandis to fractional shares and the holders thereof, respectively.

4.6

Holders of fractional shares together constituting the nominal value of one or more shares may exercise the meeting and voting rights attached to such share(s) collectively, whether through one of them or through the holder of a written proxy. Fractions of votes shall be disregarded.

4.7

Any distribution to which the holder of one (1) share is entitled divided by [•]([•]) represents the entitlement to such distribution of a holder of a fractional share for each fractional share held by such holder.

4.8

To the extent that a holder of one or more fractional shares holds at least [•]([•]) fractional shares or a multiple thereof, every [•]([•]) fractional shares held by such holder shall automatically be consolidated into one (1) share.

Article 5. Register of shareholders

A shareholders register will be kept at the office of the company in accordance with applicable law; provided that the preceding shall not apply to the part of the register kept outside The Netherlands in order to comply with the laws applicable there or by virtue of any stock exchange requirements.

CHAPTER IV

Issue of shares. Repurchase of shares. Capital reduction

Article 6. Issue of shares. Authorized corporate body. Terms and conditions of issue. Pre-emptive rights

6.1	The company may issue shares up to the entire authorized share capital pursuant to a resolution of the Board.

6.2

The designation as set out in paragraph 1 of this article 6 shall be valid for a period of five years starting on May nineteen, two thousand and seventeen and ending on May nineteen, two thousand and twenty-two (unless such period is extended in accordance with this article 6 paragraph 3). This designation also includes the authority to restrict or exclude pre-emptive rights upon an issue of shares.

[2]	Note to draft: To be completed following determination of the Parent Reverse Stock Split pursuant to the Merger Agreement.

6.3

The designation as set out in this article 6 paragraph 1, with or without the authority to restrict or exclude pre-emptive rights, may be extended by a resolution of the general meeting, each time for a period not exceeding five years. If the designation is extended, the number of shares which may be issued shall be determined at the same time. Unless laid down otherwise in the designation, it may not be withdrawn.

6.4

If the designation as set out in this article 6 paragraph 1 ends, the general meeting shall be competent to issue shares except to the extent another body is designated for this purpose by the general meeting. The resolution of the general meeting to issue shares or to designate another body, including or excluding the assignment of the authority to exclude or limit the pre-emptive rights, other than as set out in this article 6 paragraph 1, will only be taken on the proposal of the Board. Any designation shall also determine the number of shares which may be issued and will have a duration of no more than five years.

6.5

The provisions of paragraph 1 up to and including paragraph 4 of this article shall apply accordingly to the granting of rights to subscribe to shares, but do not apply to the issue of shares to someone who exercises a previously acquired right to subscribe to shares.

6.6	The body authorized to issue shares may resolve to charge amounts to be paid up on such shares against the company’s reserves, irrespective of whether those shares are issued to existing shareholders.

6.7	If a resolution to issue shares is adopted, the issue price of the shares and the other conditions of the issue shall also be determined.

6.8

Subject to this article 6 paragraph 9, each holder of shares shall, with respect to an issue of shares, have a pre-emptive right with respect to any further share issue in proportion to the aggregate amount of his shares, except if shares are issued for a non-cash consideration, shares are issued as a result of a legal merger or legal split-off or if shares are issued to employees of the company or of a group company.

6.9	Pre-emptive rights, if applicable, may be exercised within at least two weeks after the notification was sent to the shareholders.

6.10

If the general meeting is competent to issue shares, it may also restrict or exclude pre-emptive rights. If pre-emptive rights are restricted or excluded by a resolution of the general meeting, the reasons for such proposal and the issue price of the shares must be given in writing in the proposal thereto. Pre-emptive rights may also be excluded or restricted by the body authorized to issue shares if such corporate body is also authorized by the relevant resolution of the general meeting for a fixed period, not exceeding five years, to restrict or exclude the pre-emptive rights. Upon termination of the authority of the corporate body to issue shares, its authority to restrict or exclude pre-emptive rights shall also terminate.

6.11

A resolution of the general meeting to restrict or exclude pre-emptive rights or to authorize another corporate body for that purpose shall require a majority of at least two-thirds of the votes cast if less than one-half of the issued capital is represented at the general meeting.

6.12

If, on the issue of shares, an announcement is made as to the amount to be issued and only a lesser amount can be placed, such lower amount shall be placed only if the conditions of issue explicitly provide therefore.

6.13

At the granting of rights to subscribe to shares, the shareholders shall have a pre-emptive right. The provisions of the previous paragraphs of this article shall apply accordingly at the granting of rights to subscribe to shares.

Shareholders shall have no pre-emptive rights in respect to shares issued to a person who exercises a right to acquire shares granted to him at an earlier date.

Article 7. Payment for shares. Payment in cash. Non-cash contribution

7.1

Upon the issue of a share, the nominal value must be fully paid up, and, in addition, if the share is subscribed at a higher amount, the difference between such amounts. It may be stipulated that a part, not exceeding three quarters of the nominal value needs only be paid after such part is called up by the company.

7.2

Persons who are professionally engaged in the placing of shares for their own account may be permitted, by agreement, to pay less than the nominal value for the shares subscribed by them, provided that no less than ninety-four percent of such amount is paid in cash not later than on the subscription for the shares.

7.3

Payment for shares shall be made in cash unless a non-cash contribution has been agreed. Payment in foreign currency may only be made with the company’s approval, and furthermore in accordance with the relevant statutory provisions.

7.4

The Board may resolve to agree to a payment for shares other than in cash without the prior approval of the general meeting. A non-cash contribution shall occur without delay after acceptance of the share or following the day on which an additional payment is called up or agreed upon. In accordance with article 2:94b paragraph 1 of the Netherlands Civil Code, a description shall be drawn up of the contribution to be made. The description shall relate to the situation on a day no less than six months prior to the day the shares are subscribed for or the additional payment is called up or agreed upon. The Directors shall sign the description; if the signature of any of them is lacking, this fact shall be recorded and the reasons therefor so noted.

7.5	An Auditor shall issue a statement on the description of the contribution to be made.

7.6	The provisions set out in this article relating to the description and Auditor’s report shall not apply to the cases referred to in article 2:94b paragraphs 3, 6 and 8 of the Netherlands Civil Code.

Article 8. Repurchase of shares

8.1	The company may not subscribe for its own shares upon the issue thereof.

8.2	Any acquisition by the company of shares in its capital which are not fully paid up, is null and void.

Any acquisition by the company of fully paid up shares in its capital, in violation of paragraph 3 of this article is null and void.

The term shares in this paragraph and paragraphs 3 up and including 5 of this article shall include depositary receipts.

8.3	The company may only acquire its own fully paid-up shares without consideration, or:

a.

if the equity decreased by the acquisition price is not less than the paid and called up part of the capital increased with the reserves which must be maintained by law or the articles of association; and

b.

the nominal amount of the shares in the company’s capital to be acquired, already held or held in pledge by the company and its subsidiaries collectively, does not exceed half of the company’s issued capital.

The company may only acquire its own fully paid-up shares with consideration if and insofar the general meeting has authorized the Board in that respect. Such authorization shall be valid for a period of no longer than eighteen months. In the authorization, the general meeting shall state the number of shares that may be acquired, how the shares may be acquired and the limits within which the price of the shares must be set. No authorization shall be required in case the company acquires shares in its capital, which are officially listed on a Stock Market, for the purpose of transferring such shares to employees of the company or of a group company, under a scheme applicable to such employees.

8.4

Decisive for the validity of the acquisition shall be the value of the company’s equity according to the most recently adopted balance sheet decreased with the acquisition price of shares in the company’s capital, the amount of the loans as meant in article 2:98c paragraph 2 of the Netherlands Civil Code and any distributions to others out of profits or reserves which became payable by the company and its subsidiaries after the date of the balance sheet.

If more than six months have lapsed since the expiration of a financial year without adoption of the Annual Accounts, an acquisition in accordance with the provisions in paragraph 3 shall not be permitted.

8.5

The provisions of paragraphs 2 up to and including 4 of this article do not apply to shares acquired by the company under universal succession of title (onder algemene titel), without prejudice of the provisions in article 2:98a paragraph 3 and paragraph 4 of the Netherlands Civil Code.

8.6

The company may not with a view to any other party subscribing to or acquiring the company’s shares or depositary receipts, grant loans, provide security or any price guarantee, act as surety in any other manner, or bind itself jointly and severally or otherwise in addition to or on behalf of others. This prohibition shall also apply to its subsidiaries.

This prohibition shall not apply if shares or depositary receipts are subscribed for or acquired by employees of the company or a group company.

8.7

The company and its subsidiaries may not grant loans with a view to subscribing for its own shares or any other party acquiring shares in the capital of the company or depositary receipts, unless the Board passes a resolution and the conditions of article 2:98c paragraphs 2 up to and including 7 of the Netherlands Civil Code are fulfilled.

8.8

Shares or depositary receipts in the company’s capital may, upon issue, not be subscribed for by or on behalf of any of its subsidiaries. The subsidiaries may acquire such shares or depositary receipts for their own account only insofar as the company is permitted to acquire its own shares or depositary receipts pursuant to paragraphs 2 up to and including 5 of this article.

8.9

Disposal of any shares in its own capital or depositary receipts held by the company shall require a resolution of the general meeting provided that the general meeting has not granted this authority to another corporate body.

8.10

The company may not cast votes in respect of shares in its own capital held by the company or such shares on which the company has a right of usufruct or pledge. Nor may any votes be cast by the pledgee or usufructuary of shares in its own capital held by the company if the right has been created by the company. No votes may be cast in respect of the shares whereof depositary receipts are held by the company. The provisions of this paragraph shall also apply to shares or depositary receipts held by any Subsidiary or in respect of which any Subsidiary owns a right of usufruct or pledge.

8.11

When determining to what extent the company’s capital is represented, or whether a majority represents a certain part of the capital, the capital shall be reduced by the amount of the shares for which no votes can be cast.

Article 9. Capital reduction

9.1

Upon a proposal of the Board, the general meeting may resolve to reduce the issued capital of the company by a cancellation of its shares or by a reduction of the nominal value of the shares by amendment of the articles of association.

9.2	The relevant statutory provisions shall apply to the above mentioned resolution and the execution thereof.

CHAPTER V

Transfer of shares. Usufruct. Pledge

Article 10. Transfer of shares

The transfer of a share or any restricted rights thereon must be effected in accordance with applicable law.

Article 11. Usufruct

11.1	A shareholder may freely create a right of usufruct on one or more of his shares.

11.2	The shareholder shall have the voting rights attached to the shares on which the usufruct has been established.

11.3	In deviation of the previous paragraph, the voting rights shall be vested in the usufructuary if such is determined upon the creation of the right of usufruct.

11.4

The shareholder without voting rights and the usufructuary with voting rights shall have the rights conferred by law upon holders of depositary receipt issued with the cooperation of the company. The usufructuary without voting rights shall also have such rights unless these are withheld from him upon the creation or transfer of the usufruct. Wherever reference is made in these articles of association to “holders of depositary receipts issued with the cooperation of the company” this shall be deemed to include usufructuaries who have the relevant rights.

11.5

Any rights arising from the share to acquire other shares, shall vest in the shareholder on the understanding that he must compensate the usufructuary for the value thereof to the extent the usufructuary is entitled thereto pursuant to his right of usufruct.

Article 12. Pledge

12.1	A shareholder may create a right of pledge on one or more of his shares.

12.2	The shareholder shall have the voting rights attached to the shares on which the pledge has been established.

12.3	In deviation of the previous paragraph, the voting rights shall be vested in the pledgee if such is provided upon the creation of the pledge.

12.4

The shareholder without voting rights and the pledgee with voting rights shall have the rights conferred by law upon holders of depositary receipt issued with the cooperation of the company. Pledgees without voting rights shall also have such rights unless these are withheld from him upon the creation or transfer of the pledge. Wherever reference is made in these articles of association to “holders of depositary receipts issued with the cooperation of the company” this shall be deemed to include pledgees who have the relevant rights.

Article 13. Acknowledgement pledge

13.1

A pledge may also be created without acknowledgement by or service on the company. In that case article 3:239 of the Netherlands Civil Code shall apply accordingly, whereby the acknowledgement by or service on the company shall take the place of the notification referred to in paragraph 3 of that article.

13.2

If a pledge is created without acknowledgement by or service on the company, the rights pursuant to the provisions of article 12 shall vest in the pledgee only after the pledge has been acknowledged by or has been served on the company.

CHAPTER VI

The Board

Article 14. Composition of the Board.

14.1

The Board consists of one or more Executive Directors and one or more Non-Executive Directors. The total number of Directors, as well as the number of Executive Directors and Non-Executive Directors, is determined by the general meeting upon a proposal of the Board.

14.2	Only individuals can be Non-Executive Directors.

Article 15. Appointment, suspension and removal of Directors.

15.1

Directors will be appointed by the general meeting at the proposal of the Board. When making such proposal, subject to applicable law, the Board must observe the terms of the director nomination agreement by and among the company and the shareholders party thereto, as amended from time to time, for as long as the company is a party to that agreement.

Directors will be appointed either as an Executive Director or as a Non-Executive Director.

The general meeting shall be free to appoint a Director if the Board fails to make a proposal within three months of the position becoming vacant.

A proposal submitted on time shall be binding. However, the general meeting may render the proposal non-binding by a resolution to that effect adopted with a majority of no less than two-thirds of the votes cast, representing over one-half of the issued capital.

15.2	At a general meeting, votes in respect of the appointment of a Director can only be cast for candidates named in the agenda of the meeting or the explanatory notes thereto.

15.3	A proposal to appoint a Director will also state the candidate’s proposed term of office. A Director whose term of office expires is immediately eligible for reappointment.

15.4	The legal relationship between a Director and the company does not constitute an employment contract.

15.5

Each Director may be suspended or removed by the general meeting at any time. A resolution of the general meeting to suspend or remove a Director other than pursuant to a proposal by the Board requires a simple majority of the votes cast. An Executive Director may also be suspended by the Board. A suspension by the Board may at any time be discontinued by the general meeting.

15.6

Any suspension may be extended one or more times, but may not last longer than three months in the aggregate. If, at the end of that period, no decision has been taken on termination of the suspension or on removal, the suspension will end.

15.7

If the general meeting has suspended a Director in conformity with paragraph 5, the general meeting shall within three months of the date on which suspension has taken effect resolve either to dismiss such Director, or to terminate or continue the suspension, failing which the suspension shall lapse.

A resolution to continue the suspension may be adopted only once and in such event the suspension may be continued for a maximum period of three months commencing on the day the general meeting has adopted the resolution to continue the suspension.

If within the period of continued suspension the general meeting has not resolved either to dismiss the Director concerned or to terminate the suspension, the suspension shall lapse.

A Director who has been suspended shall be given the opportunity to account for his actions at the general meeting.

Article 16. Compensation of Directors.

16.1	The company must have a policy with respect to the compensation of Directors. This policy is determined by the general meeting upon a proposal of the Board with a simple majority of the votes cast.

16.2	The compensation policy shall, at a minimum, address the items set out in articles 2:383c up to and including 2:383e of the Netherlands Civil Code.

16.3

The authority to establish compensation and other terms of service for Directors is vested in the Board, with due observance of the compensation policy referred to in paragraph 1 and subject to applicable law.

16.4

With regard to arrangements concerning compensation in the form of shares or share options, the Board shall submit a proposal to the general meeting for its approval. This proposal must, at a minimum, state the number of shares or share options that may be granted to the Directors and the criteria that apply to the granting of such shares or share options or the alteration of such arrangements.

Article 17. General duties of the Board.

17.1	The Board is entrusted with the management of the company. In the exercise of their duties, the Directors must be guided by the interests of the company and the business connected with it.

17.2	Each Director is responsible for the company’s general course of affairs.

Article 18. Allocation of Duties within the Board.

18.1

The Executive Directors are primarily charged with the company’s day-to-day operations and the Non-Executive Directors are primarily charged with the supervision of the performance of the duties of the Directors.

18.2	An Executive Director, designated by the Board, will be the Chief Executive Officer.

18.3	A Non-Executive Director, designated by the Board, will be the Chairman of the Board.

18.4	The Directors may allocate their duties amongst themselves in or pursuant to the internal rules of the Board or otherwise pursuant to resolutions adopted by the Board, provided that:

a.	the Executive Directors shall be charged with the Company’s day-to-day operations;

b.	the task of supervising the performance of the duties of the Directors cannot be taken away from the Non-Executive Directors; and

c.	the making of proposals for the appointment of a Director and the determination of the compensation of the Executive Directors cannot be allocated to an Executive Director.

Article 19. Decision-making.

19.1	The Board shall meet as often as a Director may deem necessary.

19.2

In a meeting of the Board, each Director has a right to cast one vote. All resolutions by the Board shall be adopted by a simple majority of the votes cast. In the event the votes are equally divided, none of the Directors has a decisive vote.

19.3	A Director may grant another Director a written proxy to represent him at the meeting.

19.4	The Board may adopt resolutions without holding a meeting, provided that the resolution is adopted in writing and all Directors have expressed themselves in favor of the proposal.

19.5	The Board may adopt rules and regulations governing its decision-making process.

19.6

A Director shall not participate in the deliberations and the decision making process if he has a direct or indirect personal interest which is in conflict with the interest of the company and the business connected with it. If, as a result thereof, no resolution can be passed by the Board, the resolution may nevertheless be passed by the Board as if none of the Directors has a conflict of interests as described in the previous sentence.

19.7	Without prejudice to paragraph 6, the Executive Directors shall not participate in the decision-making concerning:

a.	the determination of the compensation of Executive Directors; and

b.	the instruction of an auditor to audit the annual accounts if the general meeting has not granted such instruction.

19.7

The Board may determine in writing, in or pursuant to the internal rules of the Board or otherwise pursuant to resolutions adopted by the Board, that one or more Directors can validly pass resolutions in respect of matters which fall under their respective duties.

Article 20. Representative authority

20.1	The Board shall represent the company. The Chief Executive Officer is individually authorized to represent the company.

20.2

The Board may appoint officers and grant them a general or special power of attorney. Their title shall be determined by the Board. Titles may include Chief Financial Officer, Chief Legal Officer and Secretary. Each officer shall represent the company within the bounds of his authorization.

Article 21. Approval of board resolutions

21.1

The Board shall require the approval of the general meeting for resolutions of the Board with regard to an important change in the identity or character of the company or its business, including in any case:

a.	the transfer of the business of the company or almost the entire business of the company to a third party;

b.

the entering into or termination of any long-term co-operation of the company or any Subsidiary of the company with another legal entity or company or as a fully liable partner in a limited or general partnership, if such co-operation or termination is of far-reaching significance for the company;

c.

the acquisition or disposal by the company or by a Subsidiary of the company of a participation in the capital of another company with a value of at least one third of the amount of the assets according to the balance sheet with explanatory notes, or in case the company prepares a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes, forming part of the most recently adopted Annual Accounts of the company.

21.2	The absence of approval as meant in this article does not affect the representative authority of the Board or the Directors.

Article 22. Absence or inability to act

22.1

If a seat on the Board is vacant or a Director is unable to act, the remaining Director(s) shall be temporarily charged with the management of the company and the Board may temporarily entrust the duties and powers of the Director who caused the vacancy or who is unable to act to another person, whether or not that person is a Director.

22.2

If all seats on the Board are vacant or all Directors or the sole Director, as the case may be, is/are unable to act, the management of the company will be temporarily entrusted to one or more persons designated for that purpose by the general meeting. Such person designated by the general meeting shall duly observe these articles of association and the Board rules.

22.3

When determining to which extent Directors are present or represented, consent to a manner of adopting resolutions, or vote, no account will be taken of vacant Board seats and Directors who are unable to perform their duties.

CHAPTER VII

Annual Accounts. Profits

Article 23. Financial year. Drawing up the Annual Accounts

23.1	The company’s financial year shall correspond with the calendar year.

23.2

Within five months of the end of the company’s financial year, the Board shall draw up the Annual Accounts unless, in special circumstances, an extension of this term by not more than five months is approved by the general meeting.

23.3	The Annual Accounts shall be signed by the Directors; if the signature of any of them is missing, this fact and the reason for such omission shall be stated.

23.4	The Board may submit to the general meeting a preliminary advice on the Annual Accounts.

Article 24. Auditor

24.1	The company shall commission an Auditor to examine the Annual Accounts.

24.2

The general meeting shall be authorized to grant such commission. If the general meeting fails to do so, the Board shall be authorized to act instead. The commission may at any time be withdrawn by the general meeting and the one who granted the commission.

24.3	The Auditor shall report its findings to the Board.

24.4	The Auditor shall record its findings in a report commenting on the true and fair nature of the Annual Accounts.

24.5	The Auditor may be questioned by the general meeting in relation to his statement on the fairness of the Annual Accounts. The Auditor shall therefore attend and be entitled to address this meeting.

Article 25. Presentation to the shareholders. Availability. Adoption

25.1

The Annual Accounts shall be deposited at the company’s office for inspection by the shareholders and holders of depositary receipts issued with the cooperation of the company, within the period of time specified in article 23 paragraph 2. The Board shall also submit the report of the Board within the same term.

25.2

The company shall ensure that the Annual Accounts, the report of the Board and the additional data to be added pursuant to article 2:392 paragraph 1 of the Netherlands Civil Code shall be available at its office from the day notice is sent out for the general meeting at which these documents will be handled. Shareholders and holders of depositary receipts issued with the cooperation of the company may inspect these documents at the company’s office and may obtain a complimentary copy thereof.

25.3

If the company has bearer debt instruments outstanding, the documents, insofar as the same must be published after adoption, may also be inspected by any third party who may obtain a copy thereof at no more than cost. This right shall lapse as soon as the said documents have been deposited with the trade register.

25.4

The general meeting shall adopt the Annual Accounts. The Annual Accounts cannot be adopted if the general meeting has not been able to examine the Auditor’s report referred to in article 24 paragraph 4, unless under the additional data as mentioned in paragraph 2 of this article, a lawful ground has been stated for the absence of the Auditor’s report.

25.5

The provisions set out in these articles of association regarding the report of the Board and the additional data to be added under article 2:392 paragraph 1 of the Netherlands Civil Code shall not apply if the company is a member of a group and article 2:396 or article 2:403 of the Netherlands Civil Code applies to the company.

Article 26. Publication

The company shall publish its Annual Accounts, if required, in accordance with applicable law.

Article 27. Profits

27.1	The Board shall determine which portion of the profits earned in the past financial year, shall be reserved and which portion shall be distributed as dividends to the shareholders.

27.2	The company can only make distributions to the extent its equity exceeds the paid and called up part of the capital increased with the reserves, which must be maintained pursuant to the law.

27.3	Dividends shall be paid after the adoption of the Annual Accounts evidencing that the payment of dividends is lawful.

27.4	The Board may resolve to pay interim dividends, if the requirement of paragraph 2 of this article has been met as evidenced by an interim statement of assets and liabilities.

Such interim statement shall relate to the condition of such assets and liabilities on a date no earlier than the first day of the third month preceding the month in which the resolution to distribute is published. It shall be prepared on the basis of generally acceptable valuation methods. The amounts to be reserved by law shall be included in such statement of assets and liabilities. The interim statement of assets and liabilities shall be signed by the Directors, if the signature of one of them is missing, this fact and the reason for such omission shall be stated.

The company shall deposit the statement of assets and liabilities with the trade register within eight days after the day on which the resolution to distribute is published.

27.5	The Board may, with due observance of the provisions of paragraph 2 and 4, resolve to make distributions out of a reserve which need not be kept by law.

27.6	The Board may, with due observance of the provisions of paragraph 2 and 4, resolve to pay, wholly or partly, dividends other than in cash.

27.7

For the calculation of the amount to be distributed on the shares, the shares held by the company in its own capital shall not be taken into account. For the calculation of the amount to be distributed on each share, only the amount of the mandatory payments on the nominal value of the shares shall be taken into account. The foregoing may be deviated from with the consent of all shareholders.

27.8	A claim of a shareholder to receive a distribution expires after five years.

CHAPTER VIII

General meetings

Article 28. Annual general meeting

28.1	Within six months of the end of the company’s financial year, the annual general meeting shall be held.

28.2	The agenda of that meeting shall, among other matters, contain the items required by applicable law and such other proposals raised for consideration by the Board.

Article 29. Extraordinary general meetings

Without prejudice to the provisions of article 28 paragraph 1 and the law, general meetings shall be held as often as the Board or shareholders and holders of depositary receipts issued with the cooperation of the company together representing at least one-tenth of the issued capital, hereinafter referred to as the “requesting shareholders”, deem necessary, and as required by applicable law.

Article 30. Convocation. Agenda

27.1

General meetings shall be called by the Board or by the requesting shareholders. The requesting shareholders are only authorized to call the general meeting themselves if it is evidenced that the requesting shareholders have requested the Board to call a general meeting in writing, exactly stating the matters to be discussed, and the Board has not taken the necessary steps so that the general meeting could be held within six weeks after the request. The requirement of a written request is also met if the request is recorded electronically.

If the requesting shareholders represent more than half of the issued capital, however, they shall be authorized to call the general meeting themselves without first having to request the Board to call the general meeting.

30.2	Convocation shall take place with observance of such term as required by applicable law and stock exchange regulations.

30.3

The convening notice shall specify the items to be discussed. Items which have not been specified in the convening notice may be announced with due observance of the requirements of this article. The convening notice shall furthermore state all such information as may be required by these articles of association, applicable law and stock exchange regulations.

30.4

The agenda shall contain such business as may be placed thereon by the Board. An item, of which the discussion has been requested in writing by one or more shareholders, representing solely or jointly at least three-hundredth of the issued capital, shall be included in the convocation notice or announced in an equal manner, provided that the company has received the request, including the reasons for the request, or the proposal for a resolution, at least sixty days before the date of the meeting. The general meeting shall not adopt resolutions on matters other than those that have been placed on the agenda.

30.5

All convocations for the general meetings and all notifications to shareholders and holders of depositary receipts issued with the cooperation of the company shall be given in the manner required by applicable law.

Article 31. Place of the meetings

General meetings shall be held in the Netherlands, in the municipality of Amsterdam, or in the municipality of Haarlemmermeer (Schiphol). In a meeting held elsewhere, valid resolutions can only be taken if the entire issued capital is represented. The convening notice shall state the place where the general meeting shall be held.

Article 32. Imperfect convocation general meeting

32.1

Valid resolutions in respect of matters which were not mentioned on the agenda in the convocation letter or which have not been published in the same manner and with due observance of the period set for convocation, can only be taken by unanimous votes in a meeting where the entire issued capital is represented.

32.2

If the period for convocation mentioned in article 30 paragraph 2 was shorter or if no convocation has taken place, valid resolutions can only be taken by unanimous votes in a meeting where the entire issued capital is represented.

Article 33. General meeting chairman

33.1	The general meetings shall be chaired by the Chairman of the Board or by another Non-Executive Director appointed for that purpose by the Board.

33.2	If no chairman for a meeting has been appointed in accordance with paragraph 1, the meeting shall appoint its chairman itself.

Article 34. Minutes

34.1

Minutes shall be taken of the matters discussed at every general meeting by a secretary to be appointed by the chairman. The minutes shall be adopted by the chairman and the secretary and signed by them to that effect.

34.2

The chairman, or the person who requested the meeting, may decide that an official notarial report should be drawn up of the matters discussed at the general meeting. This report must be co-signed by the chairman.

Article 35. Rights exercisable during a meeting. Admission

35.1

Every shareholder, as well as holders of depositary receipts issued with the cooperation of the company shall be authorized to attend the general meeting, address the meeting and exercise their voting rights. If the voting rights attached to a share are vested in the usufructuary or pledgee instead of the shareholder, also the shareholder shall be authorized to attend the general meeting and to address the meeting.

35.2

The rights referred to in the previous paragraphs may be exercised by a person acting upon a written power of attorney. A power of attorney shall mean any power of attorney transmitted via standard means of communication and received in written form. The requirement of a written power of attorney is also met in case the power of attorney has been recorded electronically.

35.3	The Directors shall have an advisory vote at the general meeting.

35.4	The Auditor as meant in article 24 paragraph 1 shall be authorized to attend the general meeting held to adopt the Annual Accounts and to address the meeting.

35.5	Admission to the general meeting of persons other than those referred to in this article shall be decided upon by the chairman of the general meeting.

35.6

The Board is authorized to determine that participation in the general meeting may also occur through an electronic communication method, under the conditions as may be announced in the convocation. Through the electronic communication method, the relevant participants must be able to be identified, to directly take note of the discussions at the meeting and to exercise the voting rights.

35.7

Subject to the relevant provisions of applicable law and stock exchange regulations, votes that have been cast through an electronic communication method prior to the general meeting will be treated equally to votes cast at the time of the meeting.

35.8

The Board is authorized to determine at the convocation of a general meeting that, for the purposes of this article 35, the persons entitled to attend and to vote at the general meeting shall be those, who at the date of registration have such rights and are recorded as such in a register designated by the Board, irrespective of who may be entitled to the shares or depositary receipts at the time of the general meeting.

The date of registration shall be the twenty-eighth day before the day of the meeting, or, if permitted under applicable law and stock exchange regulations, such other date as may be determined by the Board.

The convocation shall mention the date of registration as well as the manner in which the persons entitled to attend or to vote at a general meeting may procure their registration and the way they may exercise their rights.

Article 36. Decision making general meeting

36.1	Every share shall give the right to cast one vote.

Resolutions shall be passed by a simple majority of the votes cast, unless the law or the articles of association prescribe a greater majority.

36.2	If no simple majority is reached by a vote taken with respect to the election of persons, a second vote shall be taken whereby the voters are not required to vote for the previous candidates.

If, again, no one has gained a simple majority of the votes, new votes shall be held until either one person has gained a simple majority or, if the vote was between two persons, the votes are equally divided.

Such new votes (except for the second vote) shall only take place between the candidates who were voted for in the previous vote, except for the person who received the least number of votes.

If two or more persons have the least number of votes, it shall be decided by lot who cannot be voted for at the new vote.

If, in the event of an election between two candidates, the votes are equally divided, it shall be decided by lot who has been elected.

36.3	If a vote is taken in respect of matters other than in relation to election of persons and the votes are equally divided, the relevant motion shall be considered rejected.

36.4	All votings shall take place orally unless the chairman decides or any person entitled to vote requests a voting in writing.

36.5	Abstentions and invalid votes shall be deemed not to have been cast.

36.6	Votes by acclamation shall be allowed unless one of the persons present and entitled to vote objects.

36.7

The chairman’s view at the meeting expressing that the general meeting has passed a resolution shall be decisive. The same shall apply to the contents of the resolution so passed, provided that the relevant motion was not put down in writing. However, if the chairman’s view is challenged immediately after it is expressed, a new vote shall be taken when the majority of the persons present and entitled to vote so require or, if the original vote was not by call or by ballot, when one person present and entitled to vote so requires. The new vote shall nullify the legal consequences of the original vote.

Article 37. Resolutions passed outside a meeting

The shareholders may not pass resolutions in writing, rather than at a general meeting.

CHAPTER IX

Amendment to the articles of association. Liquidation

Article 38. Amendment to the articles of association and dissolution

Upon the proposal of the Board, the general meeting may resolve to amend the articles of association or to dissolve the company.

If a proposal to amend the articles of association or to dissolve the company is to be submitted to the general meeting, the convening notice must state this fact. At the same time, if the motion is for an amendment to the articles of association, a copy of the motion containing a verbatim text of the proposed amendment must be deposited at the company’s office for inspection by the shareholders and holders of depositary receipts issued with the cooperation of the company until the meeting has been held

Article 39. Liquidation

39.1	If the company is dissolved pursuant to a resolution by the general meeting, the Directors shall be the liquidators of the dissolved company, unless the Board appoints other persons to that effect.

39.2	The provisions of these articles of association shall, to the fullest extent possible, continue to be in force during the liquidation.

39.3	The surplus remaining after payment of the debts shall be paid to the shareholders in proportion to the aggregate nominal value of their individual shareholdings.

39.4	After the company has ceased to exist, the books, records and other carriers of data shall be kept by the person designated thereto by the liquidators for seven years.

CHAPTER X

Indemnification and hold harmless clause

Article 40. Indemnification and hold harmless clause

40.1

To the fullest extent permissible by law, the company shall indemnify and reimburse for, and hold harmless against, each officer and former officer, Director and former Director (including former members of the company’s management board and supervisory board) (and, in the case of an officer or Director that is not a natural person, its affiliates, shareholders, members, managers, directors, officers, partners, employees and agents) collectively, the “Indemnified Persons”):

a.

any and all liabilities, claims, judgments, fines and penalties (collectively, the “Claims”) incurred by an Indemnified Person as a result of any expected, threatened, pending or completed action, investigation or other proceeding, whether civil, criminal or administrative (each a “Legal Action”) in relation to any act or omission in or related to his or her capacity as Indemnified Person; and

b.	any expenses (including reasonable attorneys’ fees and litigation costs) (collectively, “Expenses”) incurred by an Indemnified Person in connection with any Legal Action.

40.2	An Indemnified Person will not be held harmless, indemnified and reimbursed as referred to above in paragraph 1, if and to the extent:

a.

a Dutch court has made a final and binding judgment that the act or omission of the Indemnified Person can be characterized as willful misconduct (opzet), willful recklessness (bewuste roekeloosheid) or serious culpability (ernstige verwijtbaarheid); and/or

b.	the costs or the loss of the Indemnified Person is covered by insurance and the insurer has compensated him or her for the costs or loss.

40.3

When a Dutch court has made a final and binding judgment that an Indemnified Person has no claim to the indemnification as referred to above in paragraph 1, the Indemnified Person shall immediately repay to the company any amount of indemnification it received from the company. The company can demand surety for the repayment obligation of the concerned party.

40.4

The company shall use all its reasonable endeavors to provide for, and shall bear the cost of, insurance covering Claims against, and Expenses incurred by, the Indemnified Persons in connection with any Legal Action.

40.5

The company may enter into agreements with an Indemnified Person to provide for indemnification consistent with the terms and conditions set forth in this article 40. Unless otherwise agreed by the Indemnified Persons, the company may maintain insurance, at its expense, on its own behalf and on behalf of the Indemnified Persons against any liability asserted against him or her and incurred by him or her in any such capacity, whether or not the company would have the power to indemnify such person against such liability under this article 40.

40.6

Expenses incurred by an Indemnified Person in defending a Legal Action shall be paid by the company in advance of such Legal Action’s final disposition upon receipt of an undertaking by or on behalf of the Indemnified Person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the company. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the company deems appropriate. The indemnification and advancement of expenses set forth in this article 40 shall continue as to an Indemnified Person who has ceased to be a named Indemnified Person and shall inure to the benefit of the heirs, executors, administrators, successors and permitted assigns of such a person.

40.7

Persons who are not covered by the foregoing provisions of this article 40 and who are or were partners, employees or agents of the company, or who are or were serving at the request of the company as employees or agents of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, may be indemnified to the extent authorized at any time or from time to time by the company.

40.8

The provisions of this article 40 shall be deemed to be a contract right between the company and each person who serves in such capacity at any time while this article 40 and the relevant provisions of applicable law are in effect, and any repeal or modification of this article 40 or any such law shall not affect any rights or obligations then existing with respect to any state of facts or Legal Action then existing. The indemnification and other rights provided for in this article 40 shall inure to the benefit of the heirs, executors and administrators of any Indemnified Person. Except as provided in this article 40, the company shall indemnify any such person seeking indemnification in connection with a Legal Action initiated by such person only if such Legal Action was authorized by the Board.

40.9

For purposes of this article 40, references to “the company” shall include, in addition to the resulting company, any constituent company (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its managers, managing directors, supervisory directors, executive directors or non-executive directors, officers, employees or agents, so that any Person who is or was a manager, managing director, supervisory director, executive director or non-executive director, officer, employee or agent of such constituent company, or is or was serving at the request of such constituent company as a managing director, supervisory director, executive director or non-executive director officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, shall stand in the same position under this article 40 with respect to the resulting or surviving company as he or she would have with respect to such constituent company if its separate existence had continued. For purposes of this article 40, references to “other enterprise(s)” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the company” shall include any service as a manager, officer, employee or agent of the company that imposes duties on, or involves services by, such manager, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries.

40.10

Anything herein to the contrary notwithstanding, any indemnity by the company relating to the matters covered in this article 40 shall be provided out of and to the extent of company assets only and no shareholder shall have personal liability on account thereof or shall be required to make additional contributions to help satisfy such indemnity of the company.

Exhibit 4.1

REGISTRATION RIGHTS AGREEMENT

by and among

FRANK’S INTERNATIONAL N.V.

and

THE SHAREHOLDERS PARTY HERETO

Schedule A – Schedule of Shareholders

Exhibit A – Form of Joinder Agreement

Exhibit B – Other Lock-Up Persons

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REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of March 10, 2021 to be effective as of the Closing (as defined below) by and among Frank’s International N.V., a public company organized under the laws of the Netherlands (the “Company”), and the parties set forth on Schedule A hereto (each, a “Shareholder” and collectively, the “Shareholders” and including any Person that becomes a Shareholder after the date hereof by executing a joinder to this Agreement prior to the Closing substantially in the form of Exhibit A).

WHEREAS, this Agreement is entered into concurrently with the execution and delivery of the Agreement and Plan of Merger, dated as of the date hereof (as it may be amended from time to time, the “Merger Agreement”), among the Company, New Eagle Holdings Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct, wholly owned subsidiary of the Company (“Merger Sub”), and Expro Group Holdings International Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Eagle”), pursuant to which, upon the terms and subject to the conditions set forth therein, Eagle shall be merged with and into Merger Sub (the “Merger”), with Merger Sub surviving as a direct, wholly owned subsidiary of the Company and ordinary shares of Eagle outstanding immediately prior to the effective time of the Merger (the “Closing”) being converted into the right to receive shares of Common Stock;

WHEREAS, the Company is agreeing to provide the registration and other rights set forth in this Agreement for the benefit of the Shareholders following the Closing; and

WHEREAS, the Company desires that the Shareholders agree, and each such Shareholder is willing to agree, subject to the limitations herein, not to transfer or take other certain specified actions with respect to any of the Lock-Up Shares during the Lock-Up Period (both as defined below).

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each party hereto, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The terms set forth below are used herein as so defined:

“Affiliate” means, with respect to a specified Person, any other Person, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person and, in respect of a Shareholder, any investment fund, vehicle, holding company or separately managed account, in each case, for which such Shareholder, the discretionary manager or advisor of such Shareholder, or any Affiliate of such Shareholder serves as the general partner, managing member or discretionary manager or advisor; provided that limited partners, non-managing members or other similar direct or indirect investors in such Shareholder (in their

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capacities as such) shall not be deemed to be Affiliates of such Shareholder. For purposes of this definition, “control” (including, with correlative meanings, “controlling,” “controlled by,” and “under common control with”) means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. No Shareholder shall be deemed to be an Affiliate of the Company.

“Agreement” has the meaning specified therefor in the introductory paragraph of this Agreement.

“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.

“Board” means the board of directors of the Company.

“Business Day” means any day other than a Saturday, Sunday, any federal legal holiday or day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Closing” has the meaning specified therefor in the recitals of this Agreement.

“Common Stock” means the common stock, par value €0.01 per share, of the Company.

“Company” has the meaning specified therefor in the introductory paragraph of this Agreement.

“Damages” has the meaning specified therefor in Section 2.9(a).

“Demand Registration” has the meaning specified therefor in Section 2.1.

“Eagle” has the meaning specified therefor in the recitals of this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the SEC promulgated thereunder.

“Existing RRA” means that certain Registration Rights Agreement dated August 14, 2013, as amended through the date hereof, by and among the Company, Mosing Holdings LLC and FWW B.V.

“Existing RRA Holder” means any Person holding Existing RRA Registrable Securities.

“Existing RRA Registrable Securities” means Registrable Securities as such term is defined under the Existing RRA (and not as such term is defined under this Agreement).

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“Form S-3 Eligible” has the meaning specified therefor in Section 2.1.

“Holder” means a Shareholder that is the record holder of any Registrable Securities.

“Indemnified Party” has the meaning specified therefor in Section 2.11.

“Indemnifying Party” has the meaning specified therefor in Section 2.11.

“Inspectors” has the meaning specified therefor in Section 2.8(g).

“Lock-Up Period” has the meaning set forth in Section 3.1.

“Lock-Up Shares” has the meaning set forth in Section 3.1.

“Lock-Up Share Transfer” has the meaning set forth in Section 3.1.

“Maximum Offering Size” has the meaning specified therefor in Section 2.1(c).

“Merger” has the meaning specified therefor in the recitals of this Agreement.

“Merger Agreement” has the meaning specified therefor in the recitals of this Agreement.

“Merger Sub” has the meaning specified therefor in the recitals of this Agreement.

“Ownership Percentage” means, with respect to any Shareholder, a fraction, (x) the numerator of which is the total number of outstanding shares of Common Stock Beneficially Owned by such Shareholder and (y) the denominator of which is the total number of outstanding shares of Common Stock.

“Person” means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization, government or any agency, instrumentality or political subdivision thereof, or any other form of entity.

“Piggyback Registration” has the meaning specified therefor in Section 2.2(a).

“Public Offering” means an underwritten public offering of Registrable Securities pursuant to an effective registration statement under the Securities Act.

“Records” has the meaning specified therefor in Section 2.8(g).

“Registering Holder” means any Holder requesting to register Registrable Securities pursuant to a Demand Registration, Piggyback Registration or Shelf Registration pursuant to this Agreement.

“Registering Holders Counsel” means the one law firm or other legal counsel to the Registering Holders selected (i) in the case of a Demand Registration, by the Registering Holders owning a majority of the outstanding Registrable Securities initially requesting such Demand Registration; (ii) in the case of a Piggyback Registration, the Registering Holders owning a majority of the outstanding Registrable Securities requested to be included in such Piggyback Registration; and (iii) in the case of a Shelf Registration, the Registering Holders Beneficially Owning a majority of the outstanding Registrable Securities to be included in such Shelf Registration.

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“Registrable Securities” means, subject to Section 1.2 of this Agreement, the shares of Common Stock issued pursuant to the Merger Agreement.

“Registration Actions” has the meaning specified therefor in Section 2.7(a).

“Registration Expenses” means any and all expenses incident to the performance of or compliance with any registration or marketing of Registrable Securities, including all:

(i) registration and filing fees, and all other fees and expenses payable in connection with the listing of securities on any securities exchange or automated interdealer quotation system;

(ii) fees and expenses of compliance with any securities or “blue sky” laws (including reasonable fees and disbursements of counsel in connection with “blue sky” qualifications of the securities registered);

(iii) expenses in connection with the preparation, printing, mailing and delivery of any registration statements, prospectuses and other documents in connection therewith and any amendments or supplements thereto;

(iv) security engraving and printing expenses;

(v) internal expenses of the Company (including all salaries and expenses of its officers and employees performing legal or accounting duties);

(vi) reasonable fees and disbursements of counsel for the Company and customary fees and expenses for independent certified public accountants retained by the Company (including the expenses relating to any comfort letters or costs associated with the delivery by independent certified public accountants of any comfort letters requested pursuant to Section 2.8(h));

(vii) reasonable fees and expenses of any special experts retained by the Company in connection with such registration;

(viii) reasonable fees and expenses of the Registering Holders Counsel;

(ix) fees and expenses in connection with any review by FINRA of the underwriting arrangements or other terms of the offering, and all fees and expenses of any “qualified independent underwriter,” including the fees and expenses of any counsel thereto;

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(x) fees and disbursements of underwriters customarily paid by issuers or sellers of securities, but excluding any underwriting fees, discounts and commissions attributable to the sale of Registrable Securities sold by the Registering Holders;

(xi) costs of printing and producing any agreements among underwriters, underwriting agreements, any “blue sky” or legal investment memoranda and any selling agreements and other documents in connection with the offering, sale or delivery of the Registrable Securities;

(xii) transfer agents’ and registrars’ fees and expenses and the fees and expenses of any other agent or trustee appointed in connection with such offering;

(xiii) expenses relating to any analyst or investor presentations or any “road shows” undertaken in connection with the registration, marketing or selling of the Registrable Securities;

(xiv) fees and expenses payable in connection with any ratings of the Registrable Securities, including expenses relating to any presentations to rating agencies; and

(xv) all out-of-pocket costs and expenses incurred by the Company or its appropriate officers in connection with their compliance with Section 2.8.

“Rule 144” has the meaning specified therefor in Section 1.2.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the SEC promulgated thereunder.

“Shareholder” or “Shareholders” has the meaning set forth in the introductory paragraph of this Agreement.

“Shelf Registration” has the meaning specified therefor in Section 2.3.

“Suspension Notice” has the meaning specified therefor in Section 2.7(a).

“Suspension Period” has the meaning specified therefor in Section 2.7(a).

“Takeover Laws” has the meaning set forth in Section 3.1.

Section 1.2 Registrable Securities. Any Registrable Security will cease to be a Registrable Security at the earliest of the following: (a) when a registration statement covering such Registrable Security has been declared effective by the SEC and such Registrable Security has been sold or disposed of pursuant to such effective registration statement; (b) when such Registrable Security is held by the Company or one of its subsidiaries; (c) when such Registrable Security has been sold in a private transaction in which the transferor’s rights under this Agreement are not assigned to the transferee of such securities; and (d) the date on which such Registrable

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Security may be sold pursuant to any section of Rule 144 under the Securities Act (or any similar provision then in force under the Securities Act, “Rule 144”) or any other exemption from the registration requirements of the Securities Act without regard to any holding period, volume or manner of sale limitations (including based on the availability of any SEC no-action letters) provided that the Holder of such Registrable Securities and its Affiliates own of record less than 5% of the outstanding Common Stock.

ARTICLE II

REGISTRATION RIGHTS

Section 2.1 Demand Registration.

(a) If at any time after the last day of the Lock-Up Period, the Company receives a request from (i) Holders who collectively have an Ownership Percentage of at least 20% or (ii) if the Company is eligible to use Form F-3 or S-3, as applicable, under the Securities Act (“Form S-3 Eligible”), Holders who collectively have an Ownership Percentage of at least 10%, that the Company effect the registration under the Securities Act of all or any portion of such Registering Holders’ Registrable Securities (each such request is referred to herein as a “Demand Registration”), then the Company shall promptly give written notice of such request to all Shareholders. Subject to the limitations of this Section 2.1, the Company shall use its commercially reasonable efforts to effect, as soon as reasonably practicable, the registration under the Securities Act of the sale of all Registrable Securities that each Registering Holder requests to be registered by written notice to the Company within five Business Days after the date of the Company’s notice of the Demand Registration. The Company shall not be obligated to take any action to effect: (i) any such registration for less than 5% of the Company’s then outstanding Common Stock, (ii) more than one such Demand Registration within a six-month period or (iii) more than three Demand Registrations in total pursuant to this Section 2.1. At any time prior to the effective date of the registration statement relating to such Demand Registration, Registering Holders holding a majority of the Registrable Securities proposed to be included in such Demand Registration may revoke such Demand Registration, without liability to any of the other Registering Holders, by providing written notice to the Company. If so requested, the offering conducted pursuant to a Demand Registration may be on an underwritten basis.

(b) A Demand Registration shall be deemed not to have occurred unless the registration statement relating thereto (i) has become effective under the Securities Act and has remained effective for a period of at least thirty days (or such shorter period in which all Registrable Securities of the Registering Holders included in such registration have actually been sold thereunder); (ii) such registration statement is not interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court (other than as a result of a misrepresentation or an omission by any Registering Holder included in such registration or another reason attributable to such Registering Holders), unless notwithstanding any such stop order, injunction or other order or requirement, the requirement of sub clause (i) above is satisfied; and (iii) at least 75% of the Registrable Securities included in such registration statement have been sold thereunder.

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(c) If a Demand Registration involves an underwritten Public Offering and the managing underwriter advises the Company and the Registering Holders that, in its view, the number of shares of Registrable Securities requested to be included in such registration (including any securities that the Company proposes to be included that are not Registrable Securities) exceeds the largest number of shares that can be sold without having an adverse effect on such offering, including the price at which such shares can be sold (the “Maximum Offering Size”), the Company shall include in such registration, in the following priority, up to the Maximum Offering Size:

(i) first, all Registrable Securities requested to be registered by the Registering Holders (allocated, if necessary for the offering not to exceed the Maximum Offering Size, pro rata among such Holders on the basis of Ownership Percentage);

(ii) second, all Existing RRA Registrable Securities requested to be included in such offering by the Existing RRA Holders (allocated, if necessary for the offering not to exceed the Maximum Offering Size, among such Existing RRA Holders as nearly as practicable, in proportion to the respective amounts of Existing RRA Registrable Securities requested to be included in such registration by such Existing RRA Holders); and

(iii) third, any securities proposed to be registered by any Persons other than the Registering Holders and the Existing RRA Holders (including the Company), with such priorities among them as the Company shall determine.

(d) Upon notice to each Registering Holder, the Company may postpone effecting a registration pursuant to this Section 2.1 on one occasion during any period of six consecutive months for a reasonable time specified in the notice but not exceeding 90 days (which period may not be extended or renewed), if an investment banking firm of recognized national standing shall advise the Company and the Registering Holders in writing that effecting the registration would materially and adversely affect an offering of securities of the Company the preparation of which had then been commenced. The Company shall not be entitled to initiate or continue such postponement unless it shall (A) concurrently prohibit sales by all other security holders under registration statements covering securities held by such other security holders and (B) in accordance with the Company’s policies from time to time in effect, forbid purchases and sales in the open market by executive officers of the Company.

Section 2.2 Piggyback Registration.

(a) If, at any time or from time to time after the date of the Closing, the Company proposes to register the sale of any of its Common Stock under the Securities Act (other than a registration on Form S-8, Form F-4 or Form S-4, or any successor forms, relating to Common Stock issuable upon exercise of employee stock options or in connection with any employee benefit, incentive compensation or similar plan of the Company, or in connection with a direct or indirect acquisition by the Company of another Person), for its own account or for the account of any other Person, the Company shall each such time give prompt notice to each Shareholder that holds Registrable Securities and offer such Shareholder the opportunity to include in such registration statement the number of Registrable Securities as such Shareholder may request (a “Piggyback Registration”).

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(b) Upon the request of any such Registering Holder made within five Business Days after the receipt of notice from the Company (which request shall specify the number of Registrable Securities intended to be registered), the Company shall use its commercially reasonable efforts to effect the registration under the Securities Act of all Registrable Securities that the Company has been requested to register by all such Registering Holders; provided if, at any time after giving notice of its intention to conduct a Piggyback Registration and prior to the effective date of the registration statement filed in connection with such Piggyback Registration, the Company shall determine for any reason not to register such securities, the Company shall give notice to all such Registering Holders and, thereupon, shall be relieved of its obligation to register any Registrable Securities in connection with such registration. No Piggyback Registration shall relieve the Company of its obligations to effect a Demand Registration to the extent required by Section 2.1.

(c) If a Piggyback Registration involves an underwritten Public Offering and the managing underwriter advises the Company that, in its view, the number of Registrable Securities requested to be included in such registration exceeds the Maximum Offering Size, the Company shall include in such registration, in the following priority, up to the Maximum Offering Size:

(i) first, (A) in the event such underwritten Public Offering is initiated by the Company, to the Company and (B) in the event such underwritten Public Offering is initiated by a Person other than the Company (including by the Existing RRA Holders pursuant to Section 2 of the Existing RRA), which may not be a party to this Agreement, to such Person or Persons;

(ii) second, (y) all Registrable Securities and Existing RRA Registrable Securities requested to be included in such registration by any Registering Holders pursuant to Section 2.2 and by any Existing RRA Holders (allocated, if necessary for the offering not to exceed the Maximum Offering Size, pro rata among such Registering Holders and Existing RRA Holders on the basis of the relative number of shares of Registrable Securities or Existing RRA Registrable Securities so requested to be included in such registration by each) or (z) if such registration is initiated by the Existing RRA Holders as “Initiating Holders” under Section 2(a) of the Existing RRA, all Registrable Securities requested to be included in such registration by Registering Holders pursuant to Section 2.2 (allocated, if necessary for the offering not to exceed the Maximum Offering Size, pro rata among such Registering Holders on the basis of the relative number of shares of Registrable Securities so requested to be included in such registration by each); and

(iii) third, any securities proposed to be registered by any Persons other than the Registering Holders or the Existing RRA Holders, with such priorities among them as the Company shall determine.

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Section 2.3 Shelf Registration. If at any time after 120 days from the date of the Closing, the Company receives a request from Holders who collectively have an Ownership Percentage of at least 10% and the Company is Form S-3 Eligible at the time of the request, the Company shall use its commercially reasonable efforts, at its sole expense, to file a “shelf” registration statement (the “Shelf Registration”) on Form F-3, Form S-3 or such other form under the Securities Act then available to the Company providing for the public resale of any Registrable Securities pursuant to Rule 415 of the Securities Act (or any similar provision that may be adopted by the SEC) and to cause such Shelf Registration to become effective as promptly as practicable and to keep such Shelf Registration in effect for a period of three years (or such shorter period in which all of the Registrable Securities of the Registering Holders included in such registration statement shall have actually been sold thereunder).

Section 2.4 Other Registrations. The Company shall not grant to any Person the right to request the Company to register any securities of the Company, except such rights as are (i) not more favorable than or inconsistent with the rights granted to the Shareholders, and (ii) that do not materially adversely affect the rights and priorities of the Shareholders set forth herein. The foregoing sentence shall not apply to registrations by the Company on Form S-8, Form S-4 or Form F-4 (or any successor forms thereto). Nothing in this Section 2.4 shall restrict the Company from complying with its obligations pursuant to the Existing RRA.

Section 2.5 Lock-Up Agreements. If any registration of Registrable Securities shall be effected in connection with any Public Offering, and, the Board so requests it, then neither the Company nor any Registering Holder participating in such Public Offering shall effect any offer, pledge, sale or otherwise transfer or dispose of, directly or indirectly, any securities of the Company except as part of such Public Offering or initiate any request for a Demand Registration or Shelf Registration during the period beginning upon the public filing with the SEC of a preliminary “red herring” prospectus containing a bona fide estimate of a price range until the earlier of (i) such time as the Company and the lead managing underwriter shall agree; or (ii) 90 days.

Section 2.6 Shareholder Participation. Notwithstanding anything to the contrary, no Shareholder may participate in any underwritten Public Offering hereunder unless such Shareholder accurately completes and executes in a timely manner all questionnaires, powers of attorney, indemnities, custody agreements, underwriting agreements and other documents reasonably requested under the terms of such underwriting arrangements; provided, that all Persons participating in such underwritten Public Offering (other than the Company) shall be required to complete and execute, on the same terms and conditions, such questionnaires, powers of attorney, indemnities, custody agreements, underwriting agreements, and other documents (if applicable). The right of a Shareholder to register and sell Registrable Securities in an underwritten Public Offering shall also be subject to any restrictions, limitations or prohibitions on the sale of Registrable Securities as may be required by the underwriters in the interest of the offering (and, without limiting the foregoing, each Shareholder shall in connection therewith agree to be bound by (and if requested, execute and deliver) a lock-up agreement with the underwriter(s) of any such underwritten Public Offering as provided in Section 2.5).

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Section 2.7 Suspension.

(a) Notwithstanding anything to the contrary contained in this Article II, the Company shall be entitled to suspend its obligation to (i) file or submit (but not to prepare) any registration statement in connection with any Demand Registration or Shelf Registration, (ii) file or submit any amendment to such a registration statement, (iii) file, submit or furnish any supplement or amendment to a prospectus included in such a registration statement, (iv) make any other filing with the SEC, (v) cause such a registration statement or other filing with the SEC to become or remain effective, (vi) conduct a Public Offering or (vii) take any similar actions or actions related thereto (including entering into agreements and actions related to the marketing of securities) (collectively, “Registration Actions”) upon (A) the issuance by the SEC of a stop order suspending the effectiveness of any such registration statement or the initiation of proceedings with respect to such a registration statement under Section 8(d) or 8(e) of the Securities Act, (B) the Board’s reasonable determination that any such Registration Action should not be taken because it would reasonably be expected to materially interfere with or require the public disclosure of any material corporate development, plan or transaction involving the Company or any of its subsidiaries or (C) the Company possessing material non-public information the disclosure of which the Board determines would reasonably be expected to not be in the best interests of the Company. Upon the occurrence of any of the conditions described in clause (A), (B) or (C) above in connection with undertaking a Registration Action, the Company shall give prompt notice of such suspension (and whether such action is being taken pursuant to clause (A), (B) or (C) above) (a “Suspension Notice”) to the Shareholders, which shall specify that the existence and subject matter of such Suspension Notice must be treated as confidential by such Shareholders. Upon the termination of such condition, the Company shall give prompt notice thereof to the Shareholders and shall promptly proceed with all Registration Actions that were suspended pursuant to this Section 2.7(a). The Company may only suspend Registration Actions pursuant to clause (B) or (C) above on three occasions during any period of 18 consecutive months for a reasonable time specified in the Suspension Notice but not exceeding an aggregate of 180 days (which period may not be extended or renewed) during such 18-consecutive-month period (each such occasion, a “Suspension Period”). Each Suspension Period shall be deemed to begin on the date the relevant Suspension Notice is given to the Shareholders and shall be deemed to end on the earlier to occur of (x) the date on which the Company gives the Shareholders a notice that the Suspension Period has terminated and (y) the date on which the number of days during which a Suspension Period has been in effect exceeds the 180-day limit during such 18-consecutive-month period. If the filing of any Demand Registration or Shelf Registration is suspended pursuant to this Section 2.7, once the Suspension Period ends the Registering Holders may request a new Demand Registration or Shelf Registration (and any such request for a Demand Registration shall not be counted as an additional Demand Registration for purposes of Section 2.1).

(b) Notwithstanding anything to the contrary in this Article II, the Company shall not be in breach of, or have failed to comply with, any obligation under this Article II where the Company acts or omits to take any action in order to comply with applicable law, any SEC guidance or any order. Each Shareholder shall keep confidential the fact that a Suspension Period is in effect unless otherwise notified by the Company, except (i) for disclosure to the participants in any Demand Registration or Shelf Registration and their employees, agents and professional advisers who reasonably need to know such information for purposes of assisting such registration

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participant with respect to its investment in the Common Stock and agree to keep it confidential, (ii) for disclosures to the extent required in order to comply with reporting obligations to its limited partners or other direct or indirect investors who are subject to confidentiality arrangements, (iii) if and to the extent such matters are publicly disclosed by the Company or any of its subsidiaries or any other person that, to the actual knowledge of such Shareholder, was not subject to an obligation or duty of confidentiality to the Company or any of its subsidiaries, (iv) as required by applicable law (provided, that the Shareholder gives prior written notice to the Company of such requirement and the contents of the proposed disclosure to the extent it is permitted to do so under applicable law), and (v) for disclosure to any other Shareholder.

Section 2.8 Registration Procedures. Whenever Holders request that any Registrable Securities be registered pursuant to a Demand Registration, Piggyback Registration or Shelf Registration in accordance with the terms of this Article II, the Company shall use its commercially reasonable efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof as promptly as practicable, and, in connection with any such request:

(a) The Company shall as promptly as reasonably possible prepare and file with the SEC a registration statement on any form for which the Company then qualifies or that counsel for the Company shall deem appropriate and which form shall be available for the sale of the Registrable Securities to be registered thereunder in accordance with the intended method of distribution thereof, and use its commercially reasonable efforts to cause such filed registration statement to become and remain effective for a period of not less than 180 days unless otherwise provided herein.

(b) Prior to filing a registration statement or prospectus or any amendment or supplement thereto, the Company shall, if requested, furnish to each participating Registering Holder and each underwriter, if any, of the Registrable Securities covered by such registration statement copies of such registration statement as proposed to be filed, and thereafter the Company shall furnish to such Registering Holder and underwriter, if any, such number of copies of such registration statement, each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424, Rule 430A, Rule 430B or Rule 430C under the Securities Act and such other documents as such Registering Holder or underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Registering Holder. Each Registering Holder shall have the right to request that the Company modify any information contained in such registration statement, amendment and supplement thereto pertaining to such Registering Holder and the Company shall use its commercially reasonable efforts to comply with such request; provided, however, that the Company shall not have any obligation to modify any information if the Company reasonably expects that doing so would cause the prospectus to contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Company shall also provide Registering Holders Counsel with drafts of the registration statement and the prospectus, any amendment or supplement thereto, and any other documents in connection therewith and include any reasonable comments from Registering Holders Counsel in such documents.

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(c) After the filing of the registration statement, the Company shall (i) cause the related prospectus to be supplemented by any required prospectus supplement, and, as so supplemented, to be filed pursuant to Rule 424 under the Securities Act, (ii) comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during the applicable period in accordance with the intended methods of disposition by the Registering Holders thereof set forth in such registration statement or supplement to such prospectus and (iii) promptly notify each Registering Holder holding Registrable Securities covered by such registration statement of any stop order issued or threatened by the SEC or any state securities commission and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered.

(d) The Company shall use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by such registration statement under such other securities or “blue sky” laws of such jurisdictions in the United States as any Registering Holder holding such Registrable Securities reasonably (in light of such Registering Holder’s intended plan of distribution) requests and (ii) cause such Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be reasonably necessary or advisable to enable such Registering Holder to consummate the disposition of the Registrable Securities owned by such Registering Holder; provided that the Company shall not be required to (x) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 2.8(d), (y) subject itself to taxation in any such jurisdiction or (z) consent to general service of process in any such jurisdiction.

(e) The Company shall immediately notify each Registering Holder holding Registrable Securities covered by a registration statement pursuant to this Article II, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and promptly prepare and make available to each such Registering Holder and file with the SEC any such supplement or amendment.

(i) Each Registering Holder agrees that, upon receipt of any such notice from the Company, such Registering Holder shall forthwith discontinue disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until such Registering Holder’s receipt of the copies of the supplemented or amended prospectus contemplated hereby, and, if so directed by the Company, such Registering Holder shall deliver to the Company all copies, other than any permanent file copies then in such Registering Holder’s possession, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice.

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(ii) If the Company shall give such notice, the Company shall extend the period during which such registration statement shall be effective (including the period referred to in Section 2.8(a)) by the number of days during the period from and including the date of the giving of notice pursuant to this Section 2.8(e) to the date when the Company shall make available to such Shareholder a prospectus supplemented or amended to conform with the requirements of this Section 2.8(e).

(f) The Board shall have the right, in its sole discretion, to select a lead underwriter or underwriters and any other underwriters in connection with any Demand Registration, Piggyback Registration or Shelf Registration. In connection with any Public Offering, the Company shall enter into customary agreements (including an underwriting agreement in customary form subject to the reasonable comments of Registering Holders Counsel) and take all such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities in any such Public Offering, including the engagement of a “qualified independent underwriter” in connection with the qualification of the underwriting arrangements with FINRA. With respect to any Demand Registration or Piggyback Registration involving an underwritten Public Offering, each Registering Holder must sell its Registrable Securities to the underwriters on the same terms and conditions as apply to the Company or the other Registering Holders, as applicable.

(g) Upon execution of confidentiality agreements in form and substance reasonably satisfactory to the Company, the Company shall make available for inspection by any Registering Holder and any underwriter participating in any disposition pursuant to a registration statement being filed by the Company pursuant to this Article II and any attorney, accountant or other professional retained by any such Shareholder or underwriter (collectively, the “Inspectors”), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the “Records”) as shall be reasonably necessary or desirable to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any Inspectors in connection with such registration statement. Records that the Company determines, in good faith, to be confidential and that it notifies the Inspectors are confidential shall not be disclosed by the Inspectors unless (i) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in such registration statement or (ii) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction to the extent permitted by applicable law. Each Shareholder agrees that information obtained by it as a result of such inspections shall be deemed confidential. Each Shareholder further agrees that, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, it shall give notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential.

(h) The Company shall furnish to each underwriter, if any, a signed counterpart, addressed to such underwriter, of (i) an opinion or opinions of counsel to the Company and (ii) a comfort letter or comfort letters from the Company’s independent public accountants, each in customary form and covering such matters of the kind customarily covered by opinions or comfort letters, as the case may be, as the managing underwriter therefor reasonably requests.

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(i) The Company shall otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement or such other document that shall satisfy the provisions of Section 11(a) of the Securities Act and the requirements of Rule 158 thereunder.

(j) The Company may request each Shareholder to reasonably promptly furnish in writing to the Company such information regarding the distribution of the Registrable Securities as may be legally required in connection with such registration.

(k) The Company shall use its commercially reasonable efforts to list all Registrable Securities covered by such registration statement on any securities exchange or quotation system on which any of the Registrable Securities are then listed or traded.

(l) The Company shall have appropriate officers of the Company (i) prepare and make presentations at any “road shows” and before analysts and rating agencies, as the case may be, (ii) take other actions to obtain ratings for any Registrable Securities and (iii) otherwise use their commercially reasonable efforts to cooperate as reasonably requested by the underwriters in the offering, marketing or selling of the Registrable Securities.

(m) The Company shall pay all Registration Expenses in connection with each Demand Registration, Piggyback Registration and Shelf Registration.

Section 2.9 Indemnification by the Company.

(a) The Company agrees to indemnify and hold harmless each Shareholder Beneficially Owning any Registrable Securities covered by a registration statement, its officers, directors, employees, members, managers, partners and agents, and each Person, if any, who controls such Shareholder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages, liabilities and expenses (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses) (“Damages”) arising out of, caused by or relating to any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus relating to the Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act) or “road show,” or caused by or relating to any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such Damages are caused by or related to any such untrue statement or omission or alleged untrue statement or omission so made based upon information furnished in writing to the Company by such Shareholder or on such Shareholder’s behalf expressly for use therein. The Company also agrees to indemnify any underwriters of the Registrable Securities, their officers and directors and each Person who controls such underwriters within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act on substantially the same basis as that of the indemnification of the Shareholders provided in this Section 2.9.

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Section 2.10 Indemnification by Participating Shareholders. Each Shareholder holding Registrable Securities included in any registration statement agrees, severally but not jointly, to indemnify and hold harmless the Company, its officers, directors and agents and each Person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Shareholder, but only with respect to information furnished in writing by such Shareholder or on such Shareholder’s behalf expressly for use in any registration statement or prospectus relating to the Registrable Securities, or any amendment or supplement thereto, or any preliminary prospectus. Each such Shareholder also agrees to, severally and not jointly, indemnify and hold harmless underwriters of the Registrable Securities, their officers and directors and each Person who controls such underwriters within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act on substantially the same basis as that of the indemnification of the Company provided in this Section 2.10. No Shareholder shall be liable under this Section 2.10 for any Damages in excess of the net proceeds (after deducting underwriters’ discounts and commissions) received by such Shareholder in the sale of Registrable Securities of such Shareholder to which such Damages relate.

Section 2.11 Conduct of Indemnification Proceedings. If any proceeding (including any governmental investigation) shall be instituted involving any Person in respect of which indemnity may be sought pursuant to this Article II, such Person (an “Indemnified Party”) shall promptly notify the Person against whom such indemnity may be sought (the “Indemnifying Party”) in writing and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Party, and shall assume the payment of all fees and expenses; provided that the failure of any Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure to notify. In any such proceeding, any Indemnified Party shall have the right to retain its own counsel, but the reasonable fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel, (ii) the Indemnifying Party has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Party, (iii) the Indemnified Party shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Party or (iv) in the reasonable judgment of such Indemnified Party representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that, in connection with any proceeding or related proceedings in the same jurisdiction, the Indemnifying Party shall not be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for all such Indemnified Parties, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Indemnified Parties, such firm shall be designated in writing by the Indemnified Parties. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent, or if there be a final judgment for the plaintiff, the Indemnifying Party shall indemnify and hold harmless such Indemnified Parties from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment. Without the prior written consent of the Indemnified Party, no Indemnifying Party shall effect any settlement of any pending

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or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless (x) such settlement includes an unconditional release of such Indemnified Party from all liability arising out of such proceeding and (y) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

Section 2.12 Contribution.

(a) If the indemnification provided for in this Article II is unavailable to the Indemnified Parties in respect of any Damages, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Damages (i) as between the Company and the Registering Holders holding Registrable Securities covered by a registration statement on the one hand and the underwriters on the other, in such proportion as is appropriate to reflect the relative benefits received by the Company and such Shareholders on the one hand and the underwriters on the other, from the offering of the Registrable Securities, or if such allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits but also the relative fault of the Company and such Shareholders on the one hand and of such underwriters on the other in connection with the statements or omissions that resulted in such Damages, as well as any other relevant equitable considerations and (ii) as between the Company on the one hand and each such Shareholder on the other, in such proportion as is appropriate to reflect the relative fault of the Company and of each such Shareholder in connection with such statements or omissions, as well as any other relevant equitable considerations. The relative benefits received by the Company and such Shareholders on the one hand and such underwriters on the other shall be deemed to be in the same proportion as the total proceeds from the offering (net of underwriting discounts and commissions but before deducting expenses) received by the Company and such Shareholders bear to the total underwriting discounts and commissions received by such underwriters, in each case as set forth in the table on the cover page of the prospectus. The relative fault of the Company and such Shareholders on the one hand and of such underwriters on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company and such Shareholders or by such underwriters. The relative fault of the Company on the one hand and of each such Shareholder on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(b) The Company and the Shareholders agree that it would not be just and equitable if contribution pursuant to this Section 2.12 were determined by pro rata allocation (even if the underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an Indemnified Party as a result of the Damages referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the

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provisions of this Section 2.12, no underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any Damages that such underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, and no Shareholder shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities of such Shareholder were offered to the public (less underwriters’ discounts and commissions) exceeds the amount of any Damages that such Shareholder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Each Shareholder’s obligation to contribute pursuant to this Section 2.12 is several, and not joint, in the proportion that the proceeds of the offering received by such Shareholder bears to the total proceeds of the offering received by all such Shareholders.

Section 2.13 Other Indemnification and Contribution. Indemnification and contribution similar to that specified herein (with appropriate modifications) shall be given by the Company and each Shareholder (severally but not jointly) participating therein with respect to any required registration or other qualification of securities under any federal or state law or regulation or governmental authority other than the Securities Act.

Section 2.14 Participation in Public Offering.

(a) No Holder may participate in any Public Offering provided hereunder unless such Holder (a) agrees to sell such Holder’s Registrable Securities on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements if such Public Offering is underwritten and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, lock-up agreements and other documents reasonably required under the terms of such underwriting arrangements and the provisions of this Article II.

(b) Each Holder shall, as promptly as practicable, to the extent it is a participant in any registration pursuant to this Agreement, following its actual knowledge thereof, notify the Company of the occurrence of any event that would reasonably be expected to cause a registration statement or prospectus in which its Registrable Securities or any related free writing prospectus are included, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading.

ARTICLE III

MISCELLANEOUS

Section 3.1 Post-Closing Lock-Up. During the period commencing on the date of the Closing and continuing for 90 days after the earlier to occur of October 31, 2021 and the date of the Closing (the “Lock-Up Period”), no Shareholder shall, with respect to any shares of Common Stock that are Beneficially Owned by such Shareholder as of the Closing or issued to such Shareholder pursuant to the terms of the Merger Agreement (such shares of Common Stock, the

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“Lock-Up Shares”), (a) offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, give, assign, hypothecate, pledge, encumber, grant a security interest in, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of (including through any hedging or other similar transaction) any economic, voting or other rights in or to the Lock-Up Shares, or otherwise transfer or dispose of the Lock-Up Shares, directly or indirectly, or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares (any such transaction described in clause (a) or (b) above, a “Lock-Up Share Transfer”). Notwithstanding the foregoing, the restrictions set forth in this Section 3.1 shall not apply to (i) any Lock-Up Share Transfer to one or more Affiliates of the transferring Shareholder (A) who is a party to an agreement with the Company with substantially similar terms as this Section 3.1 or (B) if, as a condition to such Lock-Up Share Transfer, the recipient agrees in writing to be bound by this Section 3.1 and delivers a copy of such executed written agreement to the Company prior to the consummation of such transfer, (ii) any Lock-Up Share Transfer with the prior written consent of the Company obtained after the Closing (which consent may be granted or withheld by the Company in its sole discretion), (iii) any Lock-Up Share Transfer made in connection with any tender offer, exchange offer, merger, consolidation or other similar transaction approved or recommended by the Board (as constituted following the Closing) or a committee thereof, (iv) any Lock-Up Share Transfer by will or by operation of law or other transfers for estate-planning purposes, in which case the provisions of this Section 3.1 shall bind the transferee, or (v) any Lock-Up Share Transfer or series of Lock-Up Shares Transfers where the aggregate number of Lock-Up Shares transferred during the Lock-Up Period does not exceed 10.0% of the Lock-Up Shares Beneficially Owned by such Shareholder, or if the Company enters into a similar lock-up agreement with any other person set forth on Exhibit B hereto (or their Affiliates, successors or assigns) permitting such Person to dispose of a greater percentage of its shares of Common Stock during the Lock-Up Period, such Shareholder shall be permitted to dispose of such greater percentage of its Lock-Up Shares. In connection with any Lock-Up Share Transfer pursuant to clause (i) of the immediately preceding sentence, the Company agrees to not take any action that would cause such Lock-Up Share Transfer to be subject to requirements imposed by any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under any applicable law (“Takeover Laws”), and, at the request of the transferring Shareholder, will take all reasonable steps within its control to exempt (or ensure the continued exemption of) such Lock-Up Share Transfer from the Takeover Laws of any jurisdiction that purport to apply to such transaction.

Section 3.2 Communications. All notices and demands provided for hereunder shall be in writing and shall be given by electronic mail, registered or certified mail, return receipt requested, air courier guaranteeing overnight delivery or personal delivery to the following addresses (or to such other address as a Shareholder or the Company may designate by notice to the other parties hereto):

(a) If to a Shareholder, to such addresses indicated on Schedule A attached hereto.

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(b)     If to the Company:

Frank’s International N.V.

10260 Westheimer Road, Suite 700

Houston, Texas 77042

Attention: Melissa Cougle, Chief Financial Officer

                  John Symington, General Counsel

E-mail:     Melissa.Cougle@franksintl.com

                  John.Symington@franksintl.com

All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; upon actual receipt if sent by certified or registered mail, return receipt requested, or regular mail, if mailed; upon actual receipt of the facsimile copy or electronic mail, if sent via facsimile or electronic mail; and upon actual receipt when delivered to an air courier guaranteeing overnight delivery.

Section 3.3 Assignment and Successors. Any proposed transfer or assignment by a Shareholder of any of its rights or obligations under this Agreement requires the prior written consent of the Company; provided that a Shareholder may transfer or assign its rights or obligations under this Agreement to an Affiliate of such Shareholder without the Company’s consent but shall provide the Company with prompt written notice of any such assignment; provided further that any Lock-Up Share Transfer shall comply with Section 3.1. This Agreement will be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties and their respective successors and permitted assigns.

Section 3.4 Recapitalization (Exchanges, etc. Affecting the Registrable Securities). The provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all shares of capital stock of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for or in substitution of, the Registrable Securities, and shall be appropriately adjusted for combinations, recapitalizations and the like occurring after the date of this Agreement.

Section 3.5 Specific Performance. Damages in the event of breach of this Agreement by a party hereto would be difficult, if not impossible, to ascertain, and it is therefore agreed that each such Person, in addition to and without limiting any other remedy or right it may have, will have the right to an injunction or other equitable relief in any court of competent jurisdiction, enjoining any such breach, and enforcing specifically the terms and provisions hereof, and each of the parties hereto hereby waives (a) any and all defenses it may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief or that a remedy at law would be adequate and (b) any requirement under any law to post securities as a prerequisite to obtaining equitable relief. The existence of this right will not preclude any such Person from pursuing any other rights and remedies at law or in equity which such Person may have.

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Section 3.6 Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement. The exchange of signed copies of this Agreement by any electronic means intended to preserve the original graphic and pictorial appearance of a document shall constitute effective execution and delivery of this Agreement and such copies shall be deemed original signatures for all purposes.

Section 3.7 Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

Section 3.8 Governing Law, Submission to Jurisdiction. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement or the transactions contemplated hereby shall be brought and determined by courts of the State of New York located in New York, New York and the federal courts of the United States of America located in New York, New York, and each of the parties hereto irrevocably submits to the exclusive jurisdiction of such courts solely in respect of any legal proceeding arising out of or related to this Agreement.

Section 3.9 Waiver of Jury Trial. THE PARTIES TO THIS AGREEMENT EACH HEREBY WAIVE, AND AGREE TO CAUSE THEIR AFFILIATES TO WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (i) ARISING UNDER THIS AGREEMENT OR (ii) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 3.10 Severability of Provisions. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting or impairing the validity or enforceability of such provision in any other jurisdiction.

Section 3.11 Further Assurances. Each party shall cooperate and shall take such further action and shall execute and deliver such further documents as may be reasonably requested by any other party in order to carry out the provisions and purposes of this Agreement.

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Section 3.12 Entire Agreement. This Agreement and the Merger Agreement are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein or therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or therein with respect to the rights granted by the Company set forth herein or therein. This Agreement and the Merger Agreement supersede all prior agreements and understandings between the parties with respect to such subject matter.

Section 3.13 Term; Amendment. This Agreement shall automatically terminate and be of no further force and effect on the date on which there are no Registrable Securities; provided that the provisions of Sections 2.9, 2.10, 2.11, 2.12 and 2.13 shall survive any termination of this Agreement. This Agreement may be amended only by means of a written amendment signed by the Company and the Holders of a majority of the then outstanding Registrable Securities; provided, however, that no such amendment shall materially and adversely affect the rights of any Holder hereunder without the consent of such Holder.

Section 3.14 No Presumption. In the event any claim is made by a party relating to any conflict, omission, or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular party or its counsel.

Section 3.15 Obligations Limited to Parties to Agreement. Each of the parties hereto covenants, agrees and acknowledges that no Person other than the Company, the Shareholders and their respective permitted assignees shall have any obligation hereunder and that, notwithstanding that one or more of the Company and the Shareholders may be a corporation, partnership or limited liability company, no recourse under this Agreement or under any documents or instruments delivered in connection herewith or therewith shall be available against any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder or Affiliate of any of the Company, the Shareholders or their respective permitted assignees, or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder or Affiliate of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise by incurred by any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder or Affiliate of any of the Company, the Shareholders or any of their respective assignees, or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder or Affiliate of any of the foregoing, as such, for any obligations of the Company, the Shareholders or their respective permitted assignees under this Agreement or any documents or instruments delivered in connection herewith or therewith or for any claim based on, in respect of or by reason of such obligation or its creation, except in each case for any assignee of the Shareholders hereunder.

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Section 3.16 Interpretation. Article and Section references in this Agreement are references to the corresponding Article and Section to this Agreement, unless otherwise specified. All references to instruments, documents, contracts and agreements are references to such instruments, documents, contracts and agreements as the same may be amended, supplemented and otherwise modified from time to time, unless otherwise specified. The word “including” shall mean “including but not limited to.” Whenever any determination, consent or approval is to be made or given by a Shareholder under this Agreement, such action shall be in such Shareholder’s sole discretion unless otherwise specified.

Section 3.17 Aggregation of Shares. All Registrable Securities held by a Shareholder and its Affiliates shall be aggregated together for purposes of determining the availability of any rights hereunder. Notwithstanding the foregoing, in no event shall two or more Shareholders, acting separately and not on an aggregated basis, be entitled to claim Beneficial Ownership of the same Registrable Securities for purposes of exercising any rights hereunder, and the Company shall be permitted to disregard any such claims in its good faith judgment. Upon the request of the Company or any transfer agent for the Registrable Securities, each Shareholder shall promptly provide to the Company or its transfer agent, as applicable, written confirmation (including reasonable supporting documentation) of such Shareholder’s then current ownership of its Registrable Securities. In determining the ownership of such Registrable Securities for any purposes hereunder, the Company shall be entitled to conclusively rely in good faith on (i) the then most current ownership information provided to it by the transfer agent or (ii) if there is no such transfer agent, the most current ownership information then in its possession, and, in each case, any such determination made by the Company in reliance thereon shall be deemed final and binding on all parties hereto.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

FRANK’S INTERNATIONAL N.V.

By:	/s/ Michael C. Kearney
Name:	Michael C. Kearney
Title:	Chairman, President and Chief Executive
Officer

[Signatures continue on following page.]

[Signature Page to Registration Rights Agreement]

SHAREHOLDERS:

OAK HILL ADVISORS, L.P., on behalf of certain investment funds and separate accounts that it manages, and not in its individual capacity
By:	Oak Hill Advisors GenPar, L.P., its general partner
By:	Oak Hill Advisors MGP, Inc., its managing general partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

[Signature Page to Registration Rights Agreement]

Mezzanine Partners Offshore Investment Master Fund, L.P.
By:	HPS Mezzanine Partners, LLC, as Investment Manager
By:	HPS Investment Partners, LLC, its sole and managing member

By:	/s/ Don Dimitrievich
Name: Don Dimitrievich
Title: Managing Director

Mezzanine Partners, L.P.
By:	HPS Mezzanine Partners, LLC, as Investment Manager
By:	HPS Investment Partners, LLC, its sole and managing member

By:	/s/ Don Dimitrievich
Name: Don Dimitrievich
Title: Managing Director

Institutional Mezzanine Partners, L.P.
By:	HPS Mezzanine Partners, LLC, as Investment Manager
By:	HPS Investment Partners, LLC, its sole and managing member

By:	/s/ Don Dimitrievich
Name: Don Dimitrievich
Title: Managing Director

[Signature Page to Registration Rights Agreement]

AP Mezzanine Partners III, L.P.
By:	HPS Mezzanine Management III, LLC, as Investment Manager
By:	HPS Investment Partners, LLC, its sole and managing member

By:	/s/ Don Dimitrievich
Name: Don Dimitrievich
Title: Managing Director

Mezzanine Partners III, L.P.
By:	HPS Mezzanine Management III, LLC, as Investment Manager
By:	HPS Investment Partners, LLC, its sole and managing member

By:	/s/ Don Dimitrievich
Name: Don Dimitrievich
Title: Managing Director

MP III Mezzanine Investments, L.P.
By:	HPS Mezzanine Management III, LLC, as Investment Manager
By:	HPS Investment Partners, LLC, its sole and managing member

By:	/s/ Don Dimitrievich
Name: Don Dimitrievich
Title: Managing Director

[Signature Page to Registration Rights Agreement]

AG SF MASTER (L), L.P.
AG SUPER FUND MASTER, L.P.
JAMES RIVER INSURANCE COMPANY
KAISER PERMANENTE GROUP TRUST
KAISER FOUNDATION HOSPITALS
JRG REINSURANCE COMPANY LTD.
AG ENERGY CREDIT OPPORTUNITIES INVESTMENTS FUND, L.P.
AG MM, L.P.
AG CATALOOCHEE, L.P.
AG ENERGY CREDIT OPPORTUNITIES FUND, L.P.
AG CORPORATE CREDIT OPPORTUNITIES FUND, L.P.
AG CENTRE STREET PARTNERSHIP, L.P.
AG CAPITAL RECOVERY PARTNERS VIII, L.P.
NORTHWOODS CAPITAL X, LIMITED

In each case, by Angel, Gordon & Co., L.P., its investment advisor

By:	/s/ Frank Stadelmaier
Name: Frank Stadelmaier
Title: Authorized Signatory

[Signature Page to Registration Rights Agreement]

Schedule A

Shareholders

Investment funds and separate accounts managed by Oak Hill Advisors, L.P.:

1.	OHA STRATEGIC CREDIT Master Fund II LP
2.	OHA DIVERSIFIED CREDIT STRATEGIES FUND MASTER, L.P.
3.	OHA DIVERSIFIED CREDIT STRATEGIES MASTER FUND (PARALLEL II), L.P.
4.	OHA European Strategic Credit Master Fund (Euro), L.P.
5.	Future Fund Board of Guardians
6.	AustralianSuper
7.	OHA-CDP ESCF, L.P.
8.	OHA Centre Street Partnership, L.P.
9.	OHA DIVERSIFIED CREDIT STRATEGIES TRACTOR MASTER FUND L P
10.	Oregon Public Employees Retirement Fund—(Oak Hill)
11.	OHA MD Opportunistic Credit Master Fund, L.P.
12.	OCA OHA Credit Fund LLC
13.	AD CCF (Europe) S.a.r.l.
14.	OHA Finlandia Credit Fund, LP
15.	OHA Structured Products Master Fund C, L.P.
16.	OHA Structured Products Master Fund D, L.P.
17.	OHA DIVERSIFIED CREDIT STRATEGIES FUND (PARALLEL), L.P.
18.	The Coca-Cola Company Master Retirement Trust
19.	Oregon Public Employees Retirement Fund
20.	ALOHA European Credit Fund, L.P.
21.	Indiana Public Retirement System
22.	Mercer QIF Fund PLC—Mercer Investment Fund 1
23.	OHA S.C.A., SICAV-SIF
24.	OHA Enhanced Credit Strategies Master Fund, L.P.
25.	OHA CUSTOM MULTI-SECTOR CREDIT MASTER FUND, L.P.
26.	OHA BCSS SSD, L.P.
27.	OHA MPS SSD, L.P.
28.	OHAT Credit Fund, L.P.
29.	Lerner Enterprises, LLC
30.	BAE Systems Pension Funds CIF Trustees Limited
31.	Master SIF SICAV-SIF
32.	OHAT Credit Fund L.P.
33.	BAE Systems 2000 Pension Plan Trustees Limited

Notice Address:

c/o Oak Hill Advisors, L.P.

1114 Avenue of the Americas

38th Floor

New York, New York 10036

Attn:      Office of the General Counsel

E-mail:     EArbeter@oakhilladvisors.com

LegalOHA@ohpny.com

Investment funds advised by Angelo, Gordon & Co., L.P.:

1.	AG SF MASTER (L), L.P.
2.	AG SUPER FUND MASTER, L.P.
3.	JAMES RIVER INSURANCE COMPANY
4.	KAISER PERMANENTE GROUP TRUST
5.	KAISER FOUNDATION HOSPITALS
6.	JRG REINSURANCE COMPANY LTD.
7.	AG ENERGY CREDIT OPPORTUNITIES INVESTMENTS FUND, L.P.
8.	AG MM, L.P.
9.	AG CATALOOCHEE, L.P.
10.	AG ENERGY CREDIT OPPORTUNITIES FUND, L.P.
11.	AG CORPORATE CREDIT OPPORTUNITIES FUND, L.P.
12.	AG CENTRE STREET PARTNERSHIP, L.P.
13.	AG CAPITAL RECOVERY PARTNERS VIII, L.P.
14.	NORTHWOODS CAPITAL X, LIMITED

Notice Address:

c/o Angelo, Gordon & Co., L.P.

245 Park Avenue

New York, NY 10167

Attn:     Frank Stadelmaier, Chief Operating Officer

E-mail:    fstadelmaier@angelogordon.com

Investment funds advised by HPS Investment Partners, LLC:

1.	MP III Offshore Mezzanine Investments, L.P.
2.	Mezzanine Partners III, L.P.
3.	Mezzanine Partners Offshore Investment Master Fund, L.P.
4.	Mezzanine Partners, L.P.
5.	AP Mezzanine Partners III, L.P.
6.	Institutional Mezzanine Partners, L.P.

Notice Address:

c/o HPS Investment Partners, LLC

40 West 57th Street

33rd Floor

New York, NY 10019

Attn:     Don Dimitrievich, Managing Director

Email:     don.dimitrievich@hpspartners.com

Exhibit A

Form of Joinder to Registration Rights Agreement

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Registration Rights Agreement, dated March 10, 2021 (as amended from time to time, the “Registration Rights Agreement”), by and among Frank’s International N.V., a public company organized under the laws of the Netherlands (the “Company”), and the Shareholder parties thereto. Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Registration Rights Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to the Registration Rights Agreement as of the date hereof and shall have all of the rights and obligations of a “Shareholder” thereunder as if it had been an original party to the Registration Rights Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Registration Rights Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of the date written below.

Date: ___________ ___, ______

SHAREHOLDER:

[NAME]

By:
Name:
Title:

Notice Address:
[_________________]
[_________________]
Attention: [_________________]
Email: [_________________]

FRANK’S INTERNATIONAL N.V.

By:
Name:
Title:

EXHIBIT B

Other Lock-Up Persons

Oak Hill Advisors, L.P.

Angelo, Gordon & Co., L.P.

HPS Investment Partners, LLC

D. Keith Mosing

S. Brent Mosing

Kirkland D. Mosing

Erich L. Mosing

Any person who signs a joinder to an agreement with the Company and any of the foregoing persons that includes a lock-up provision by which such Person shall be bound

Exhibit 4.2

March 10, 2021

Re: Amendment to Registration Rights Agreement

Dear Shareholder:

As you also know, Frank’s International N.V. (the “Company”) is party to a Registration Rights Agreement (the “Mosing Family RRA”), dated as of August 14, 2013, with Mosing Holdings, LLC, FWW B.V. and the other parties thereto. Capitalized terms used but not otherwise defined will have the meaning set forth in the Mosing Family RRA.

Pursuant to the Mosing Family RRA, the Company granted to the Holders of Registrable Securities (of which you are one) certain “demand” and “piggyback” registration rights to require the Company to register your Registrable Securities on the terms and conditions in the Mosing Family RRA. Section 10 provides that the Mosing Family RRA may be amended and the observance may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Holders of at least 66 2/3% of the Registrable Securities or securities convertible into Registrable Securities, and that such amendment or waiver effected in accordance with Section 10 will be binding upon each Holder and the Company.

Reference is made to that certain Agreement and Plan of Merger dated the date hereof by and among the Company, New Eagle Holdings Limited, and Expro Group Holdings International Limited (“Expro”) (the “Merger Agreement”). In connection with the Merger Agreement, the Company is entering into a registration rights agreement with certain members of Expro (the “Merger RRA”). We are writing to request that you approve this amendment (“Amendment”) of the Mosing Family RRA in order to facilitate the transactions contemplated by the Merger RRA.

By your signature below and in accordance with Section 10 of the Mosing Family RRA, the undersigned Holder, for itself and on behalf of its beneficiaries, successors and assigns, hereby acknowledges and agrees as follows:

1.	Section 1 of the Mosing Family RRA shall be amended to add the following as additional defined terms, and inserted alphabetically in such section:

“Merger RRA” means that certain Registration Rights Agreement entered into in connection with the Agreement and Plan of Merger Agreement by and among the Company, New Eagle Holdings Limited, and Expro Group Holdings International Limited, dated March 10, 2021.

“Merger RRA Holders” shall mean any Person holding Merger RRA Registrable Securities.

“Merger RRA Registrable Securities” means Registrable Securities as such term is defined under the Merger RRA (and not as such term is defined under this Agreement).

2.	Section 2(b) of the Mosing Family RRA shall be amended and restated in its entirety as follows:

Underwriting. In connection with any Underwritten Offering under this Section 2, the Company (together with all Holders proposing to distribute their securities through such underwriting) shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Initiating Holders with the consent of the Company, such consent not to be unreasonably withheld, delayed or conditioned. Notwithstanding any other provision of this Section 2, if the underwriter advises the Initiating Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, the Initiating Holders shall so advise all Holders of Registrable Securities that would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the registration and underwriting shall be allocated as set forth in this Section 2(b). The shares of Common Stock that may be included shall be allocated first, to the shares requested to be included by the Initiating Holders, and then the shares requested to be included by other Holders, with such shares allocated among such Holders in proportion, as nearly as practicable, to the respective amounts of Registrable Securities held by such Holders at the time of filing the registration statement; second, if there remains additional availability for additional Common Stock to be included in such offering, among all Merger RRA Holders in proportion, as nearly as practicable, to the respective amounts of Merger RRA Registrable Securities requested to be included in such registration by such Merger RRA Holders; and third, if there remains availability for additional securities to be included in such offering, to any Persons, other than the Holders or the Merger RRA Holders, who have been granted registration rights, or who have requested participation in the offering, with such priorities among them as the Company shall determine.

If any Holder of Registrable Securities disapproves of the terms of the underwriting, the Holder may elect to withdraw therefrom by written notice to the Company, the managing underwriter and the Initiating Holders. If by the withdrawal of such Registrable Securities a greater number of shares held by other Persons may be included in such registration (up to the maximum of any limitation imposed by the underwriters), then the Company shall offer to all holders who have included shares in the registration the right to include additional shares in the same proportion used in determining the underwriter limitation in this Section 2(b). If the underwriter has not limited the number of shares to be underwritten, the Company may include shares for its own account if the underwriter so agrees and if the number of shares which would otherwise have been included in such registration and underwriting will not thereby be limited.

3.	Section 3(b) of the Mosing Family RRA shall be amended and restated in its entirety as follows:

Underwriting. The right of any Holder to registration pursuant to this Section 3 shall be conditioned upon such Holder’s participation in the underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall (together with the Company) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company. Notwithstanding any other provision of this Section 3, if the underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, the Company shall so advise all Holders whose securities would otherwise be registered and underwritten pursuant hereto, and the number of shares of Common Stock that may be included in the registration and underwriting shall be so limited and shall be allocated first, to the Company, or if such registration is initiated by the Merger RRA Holders under Section 2.1 of the Merger RRA, to the Merger RRA Holders, in such manner as provided in the Merger RRA; second, if there remains additional availability for additional Common Stock to be included in such offering, (x) among all Holders and Merger RRA Holders in proportion, as nearly as practicable, to the respective amounts of Registrable Securities or Merger RRA Registrable Securities requested to be included in such registration by such Holders and Merger RRA Holders or (y) if such registration is initiated by the Merger RRA Holders under Section 2.1 of the Merger RRA, among all Holders in proportion, as nearly as practicable, to the respective amount of Registrable Securities requested to be included in such registration by such Holders; and third, if there remains availability for additional securities to be included in such offering, to any Persons, other than the Holders or the Merger RRA Holders, who have been granted registration rights, or who have requested participation in the offering with such priorities among them as the Company shall determine.

If any Holder disapproves of the terms of any such underwriting, the Holder may elect to withdraw therefrom by written notice to the Company and the underwriter. If by the withdrawal of such Registrable Securities a greater number of shares held by other Persons may be included in such registration (up to the maximum of any limitation imposed by the underwriters), then the Company shall offer to all holders who have included shares in the registration the right to include additional shares in the same proportion used in determining the underwriter limitation in this Section 3(b). If the underwriter has not limited the number of shares to be underwritten, the Company may include shares for its own account if the underwriter so agrees and if the number of shares which would otherwise have been included in such registration and underwriting will not thereby be limited.

4.	Section 5(a) of the Mosing Family RRA shall be amended by adding the following as the first sentence thereof:

Notwithstanding anything herein to the contrary, in connection with any Demand Registration pursuant to the Merger RRA, the following provisions of this Section 5(a) shall not be applicable to the Company’s obligations hereunder with respect to such Demand Registration, and the Company shall instead comply with the applicable provisions of Section 2.8 of the Merger RRA.

5.	This Amendment shall become effective upon the Effective Time (as defined in the Merger Agreement).

6.

You represent and warrant to the Company that this Amendment has been duly authorized, executed and delivered by you and constitutes your legal, valid and binding obligation, enforceable against you in accordance with its terms, and as of the date of this Amendment, you have and possess an unencumbered right to and have not assigned, encumbered or otherwise transferred any of your rights to the Registrable Securities set forth on the signature page hereto, or the Mosing Family RRA or any of your rights thereunder to any person or entity.

7.

Except as expressly amended herein, the Mosing Family RRA will remain unmodified and in full force and effect and binding on the parties thereto. The terms of the Mosing Family RRA, as modified by this Amendment, are hereby ratified and confirmed in all respects.

8.

This Amendment may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. This Amendment and the terms, covenants, provisions and conditions hereof will be binding upon, and will inure to the benefit of, the respective heirs, successors and assigns of the parties hereto. This Amendment will be governed by and construed in accordance with the laws of the State of New York, excluding any conflict-of-laws rule or principle that might refer the governance or the construction of this Amendment to the law of another jurisdiction.

[Signature page follows]

The parties have executed this Amendment effective as of the date first set forth above.

FRANK’S INTERNATIONAL N.V.

By:	/s/ Michael C. Kearney
Name:	Michael C. Kearney
Title:	Chairman, President and Chief Executive Officer

[Signatures continue on following page.]

[Signature page to RRA Amendment]

HOLDER

By:	/s/ D. Keith Mosing

Name:	D. Keith Mosing
Title:

Number of Registrable Securities:

9,715,003

[Signature page to RRA Amendment]

HOLDER

By:	/s/ Erich L. Mosing

Name:	Erich L. Mosing
Title:

Number of Registrable Securities:

0

[Signature page to RRA Amendment]

HOLDER

By:	/s/ Kirkland D. Mosing

Name:	Kirkland D. Mosing
Title:

Number of Registrable Securities:

19,917,782

[Signature page to RRA Amendment]

Exhibit 10.1

FORM OF VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT (the “Agreement”), is dated as of March 10, 2021, by and among Frank’s International N.V., a public company organized under the laws of the Netherlands (“Parent”), Expro Group Holdings International Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), and [Holder] (the “Holder”) as a [shareholder of Parent][member of the Company].

W I T N E S S E T H:

WHEREAS, Parent, the Company and New Eagle Holdings Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned Subsidiary of Parent (“Merger Sub”) are entering into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented from time to time, the “Merger Agreement”) providing for, among other things, the merger of the Company with and into Merger Sub, with Merger Sub continuing as the surviving company of the Merger as a direct wholly owned Subsidiary of Parent on the terms and subject to the conditions of the Merger Agreement;

WHEREAS, the Holder is the Beneficial Owner of [__] [shares of Parent Common Stock][Company Ordinary Shares] (the “Covered Securities”);

WHEREAS, concurrently with the execution and delivery of the Merger Agreement, and as a condition and an inducement to Parent and the Company entering into the Merger Agreement, the Holder is entering into this Agreement with respect to the Covered Securities;

WHEREAS, Parent and the Company desire that the Holder agree, and the Holder is willing to agree, subject to the limitations herein, not to Transfer any of its Covered Securities and to vote its Covered Securities in a manner so as to facilitate consummation of the Merger and the Transactions; and

[WHEREAS, Parent and the Company desire that the Holder agree, and the Holder is willing to agree, subject to the limitations herein, not to Transfer or take other certain specified actions with respect to any of the Lock-Up Shares during the Lock-Up Period (both as defined below).]

[WHEREAS, the Transactions constitute a Sale Transaction (as defined in the Company Shareholders Agreement) that has been approved by the Company Board, and the Holder desires to exercise its Drag-Along Rights set forth in the Company Shareholders Agreement.]

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

GENERAL

1.1 Definitions. This Agreement is one of the [“Company Voting Agreements” as defined][“Parent Voting Agreements” as defined] in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement. In addition, for purposes of this Agreement, the following terms shall have the meanings set forth below.

“Affiliate” shall mean, as to any Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person and, in respect of the Holder, any investment fund, vehicle, holding company or separately managed account, in each case, for which the Holder, the discretionary manager or advisor of such Holder, or any Affiliate of the Holder serves as the general partner, managing member or discretionary manager or advisor; provided that limited partners, non-managing members or other similar direct or indirect investors in the Holder (in their capacities as such) shall not be deemed to be Affiliates of the Holder; provided, further, that the Holder shall not be deemed to be an Affiliate of Parent or the Company or any of their respective Subsidiaries for purposes of this Agreement and neither Parent, the Company nor any of their respective Subsidiaries shall be deemed to be Affiliates of the Holder for purposes of this Agreement.

“Agreement” has the meaning set forth in the Preamble.

“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities. [Notwithstanding anything to the contrary herein, a Person shall not be deemed to be a member of a “group” with any other Person for purposes of this definition of “Beneficially Own” or “Beneficial Ownership” solely on account of being party to the Company Shareholders Agreement.]

“Beneficial Owners” shall mean Persons who Beneficially Own the referenced securities.

“Company” has the meaning set forth in the Preamble.

[“Company Shareholders Agreement” means that certain Shareholders Agreement, dated as of February 5, 2018, among the Company and the other Persons named therein.]

“Covered Securities” has the meaning set forth in the Recitals.

“Holder” has the meaning set forth in the Preamble.

[“Lock-Up Period” has the meaning set forth in Section 4.2.]

[“Lock-Up Shares” has the meaning set forth in Section 4.2.]

2

[“Lock-Up Share Transfer” has the meaning set forth in Section 4.2.]

“Merger Agreement” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 3.1.

“Merger Sub” has the meaning set forth in the Recitals.

“Parent” has the meaning set forth in the Preamble.

[“Takeover Laws” has the meaning set forth in Section 4.2.]

“Termination Date” has the meaning set forth in Section 6.5.

“Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Covered Securities owned by the Holder (whether beneficially or of record), including in each case through the Transfer of any Person or any interest in any Person, or (b) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that results in an amount of Covered Securities subject to Article III that is less than the amount of Covered Securities subject to Article III as of the date hereof.

ARTICLE II

AGREEMENT TO RETAIN COVERED SECURITIES

2.1 Transfer and Encumbrance of Covered Securities.

(a) From the date hereof until the earlier of the Termination Date, the Effective Time and October 31, 2021, the Holder shall not, with respect to any Covered Securities Beneficially Owned by the Holder, (i) Transfer any such Covered Securities or (ii) deposit any such Covered Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Covered Securities or grant any proxy (except as otherwise provided herein) or power of attorney with respect thereto.

(b) Notwithstanding Section 2.1(a), the Holder may: (i) Transfer Covered Securities to one or more Affiliates (A) who is a party to an agreement with Parent and the Company with substantially similar terms as this Agreement or (B) if, as a condition to such Transfer, the recipient agrees in writing to be bound by this Agreement and delivers a copy of such executed written agreement to Parent and the Company prior to the consummation of such Transfer[,][or] (ii) Transfer Covered Securities with the prior written consent of Parent and the Company (which consent may be granted or withheld by each of Parent and the Company in its sole discretion) [or (iii) Transfer Covered Securities after the Parent Requisite Approval is obtained [in an amount that does not exceed 10% of the Covered Securities] if, prior to such Transfer, Holder submits an irrevocable proxy to Parent with respect to the voting of such Covered Shares in the manner required by this Agreement].

3

2.2 Additional Purchases; Adjustments. The Holder agrees that any additional shares of capital stock or other equity of [Parent][the Company] that the Holder purchases or otherwise acquires or with respect to which the Holder otherwise acquires Beneficial Ownership or voting power after the execution of this Agreement and prior to the earlier of the Termination Date and the Effective Time shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Covered Securities as of the date hereof (and shall be deemed “Covered Securities” for all purposes hereof), and the Holder shall promptly notify Parent and the Company of the existence of any such acquired Covered Securities. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of [Parent][the Company] affecting the Covered Securities, the terms of this Agreement shall apply to the resulting securities. [Notwithstanding the foregoing, Holder agrees that it shall not acquire additional shares of capital stock or other equity of the Company or a Beneficial Ownership interest therein after the execution of this Agreement without the prior written consent of Parent, which consent may be withheld by Parent in its sole discretion.]

2.3 Unpermitted Transfers; Involuntary Transfers. Any Transfer or attempted Transfer of any Covered Securities in violation of this Article II shall, to the fullest extent permitted by applicable Legal Requirement, be null and void ab initio, with no further action required by or on behalf of Parent or the Company, as applicable. In furtherance of the foregoing, the Holder hereby authorizes and instructs [Parent to instruct its transfer agent][the Company] to enter a stop transfer order with respect to all of the Covered Securities. If any involuntary Transfer of any of the Holder’s Covered Securities shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Covered Securities subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

ARTICLE III

AGREEMENT TO VOTE

3.1 Agreement to Vote. Prior to the earlier of the Termination Date, the Effective Time and October 31, 2021, on and subject to the terms and conditions set forth herein, the Holder irrevocably agrees that such Holder shall, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting), however called, of the [shareholders of Parent][members of the Company] or at any meeting or with respect to any written consent of the [shareholders of Parent][members of the Company], appear at such meeting or otherwise cause the Covered Securities to be counted as present thereat for purpose of establishing a quorum and vote, or cause to be voted at such meeting or by written consent, all Covered Securities:

(a) [in favor of approval and adoption of the Merger Agreement, the Parent Amended Articles (provided, however, that the Holder shall only be required to vote its Covered Securities in favor of the Parent Amended Articles if such proposal is contingent on the consummation of the transactions contemplated by the Merger Agreement), the Parent Reverse Stock Split, the Parent Board Changes and the Transactions, including the Parent Stock Issuance;] [in favor of approval and adoption of the Merger Agreement, the Plan of Merger and the Transactions;] and

4

(b) against (i) any [Parent][Company] Acquisition Proposal or any other transaction, proposal, agreement or action made in opposition to approval and adoption of the Merger Agreement or in competition or that is inconsistent with the Merger or the Transactions (ii) any other action that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Merger or the Transactions or this Agreement or any transaction that results in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of [Parent][the Company] or any of its Subsidiaries under the Merger Agreement, and (iii) any change in the corporate structure, business, present capitalization or dividend policy of [Parent][the Company] or any amendment or other change to its Organizational Documents, except as expressly permitted pursuant to the Merger Agreement.

Any attempt by the Holder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of) the Covered Securities in contravention of this Section 3.1 shall be null and void ab initio. If the Holder is the Beneficial Owner, but not the holder of record, of any Covered Securities, the Holder agrees to take all actions necessary to cause the holder of record and any nominees to vote (or exercise a consent with respect to) all of such Covered Securities in accordance with this Section 3.1. [The Holder agrees that if requested by the Company to execute an irrevocable written consent pursuant to the foregoing, such Holder will execute such irrevocable written consent within three Business Days of such request by the Company; provided that such Holder shall not be required to execute such irrevocable written consent until after the Registration Statement filed by Parent in connection with the Merger is declared effective by the United States Securities and Exchange Commission.]

Notwithstanding anything herein to the contrary in this Agreement, this Section 3.1 shall not require the Holder to be present (in person or by proxy) or vote (or cause to be voted) any of the Covered Securities to amend, modify or waive any provision of the Merger Agreement in a manner that changes the amount or form of the consideration payable in the Merger pursuant to the terms of the Merger Agreement (the “Merger Consideration”) or imposes any material restrictions on or additional material conditions on the payment of the Merger Consideration or extends the End Date. Notwithstanding anything to the contrary in this Agreement, the Holder shall remain free to vote (or execute consents or proxies with respect to) the Covered Securities with respect to any matter other than as set forth in Section 3.1(a) and Section 3.1(b) in any manner the Holder deems appropriate.

3.2 Proxy. The Holder hereby irrevocably appoints as its proxy and attorney-in-fact, Parent, the executive officers of Parent and any person designated in writing by Parent, each of them individually, with full power of substitution and resubstitution, to consent to or vote the Covered Securities as indicated in Section 3.1 above. The Holder intends this proxy to be irrevocable and unconditional during the term of this Agreement prior to the Effective Time and coupled with an interest and will take such further action or execute such other instruments as may be reasonably necessary to effect the intent of this proxy, and hereby revokes any proxy previously granted by the Holder with respect to the Covered Securities (and the Holder hereby represents that any such proxy is revocable). The proxy granted by the Holder shall be automatically revoked upon the earlier of the Termination Date and the Effective Time and Parent may further terminate this proxy at any time at its sole election by written notice provided to the Holder.

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ARTICLE IV

ADDITIONAL AGREEMENTS

4.1 [Waiver of Dissenters Rights;] Litigation. To the fullest extent permitted by any Legal Requirement, the Holder hereby [irrevocably and unconditionally waives, and agrees not to exercise, any appraisal, dissenters or other similar rights under any applicable Legal Requirement (including under the Companies Act) relating to the Merger that the Holder may have by virtue of the ownership of any Covered Securities. The Holder further] (a) agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, or the Company or any of their respective Affiliates and each of their successors or directors (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing), (ii) alleging a breach of any fiduciary duty of the [Parent][Company] Board in connection with the negotiation and entry into this Agreement, the Merger Agreement or the Transactions, or (iii) alleging any failure on the part of the Company or Parent to provide information or alleging a material misstatement or omission in the information provided to such Holder in connection with the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby and (b) hereby irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.

4.2 [Lock-Up. During the period commencing on the earlier to occur of October 31, 2021 and the Closing Date and continuing for 90 days thereafter (the “Lock-Up Period”), the Holder shall not, with respect to any shares of Parent Common Stock that are Beneficially Owned by the Holder as of the commencement of the Lock-Up Period (such shares of Parent Common Stock, the “Lock-Up Shares”), (a) offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, give, assign, hypothecate, pledge, encumber, grant a security interest in, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of (including through any hedging or other similar transaction) any economic, voting or other rights in or to the Lock-Up Shares, or otherwise transfer or dispose of the Lock-Up Shares, directly or indirectly, (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or (c) request that the Company file a registration statement for, or otherwise register, the resale of the Lock-Up Shares under the Securities Act or engage in an underwritten offering thereof (any such transaction described in clause (a), (b) or (c) above, a “Lock-Up Share Transfer”). Notwithstanding the foregoing, the restrictions set forth in this Section 4.2 shall not apply to (i) any Lock-Up Share Transfer to one or more Affiliates of the Holder (A) who is a party to an agreement with Parent with substantially similar terms as this Section 4.2 or (B) if, as a condition to such Lock-Up Share Transfer, the recipient agrees in writing to be bound by this Section 4.2 and delivers a copy of such executed written agreement to Parent prior to the consummation of such transfer, (ii) any Lock-Up Share Transfer with the prior written consent of Parent obtained after the Effective Time (which consent may be granted or withheld by Parent in its sole discretion), (iii) any Lock-Up Share Transfer made in connection with any tender offer, exchange offer, merger, consolidation or other similar transaction approved or recommended

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by the Parent Board (as constituted following the Effective Time) or a committee thereof, (iv) any Lock-Up Share Transfer by will or by operation of law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee or (v) any Lock-Up Share Transfer or series of Lock-Up Shares Transfers where the aggregate number of Lock-Up Shares transferred during the Lock-Up Period does not exceed 10.0% of the Lock-Up Shares [less any Covered Shares Transferred as permitted by Section 2.1(b)(iii)], or if Parent or the Company enter into a similar lock-up agreement with any other person set forth on Exhibit B hereto (or their Affiliates, successors or assigns) permitting such shareholder to dispose of a greater percentage of its shares of Parent Common Stock during the Lock-Up Period, Holder shall be permitted to dispose of such greater percentage of its Lock-Up Shares. In connection with any Lock-Up Share Transfer pursuant to clause (i) of the immediately preceding sentence, Parent agrees to not take any action that would cause such Lock-Up Share Transfer to be subject to requirements imposed by any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under any applicable Legal Requirement (“Takeover Laws”), and, at the request of the Holder, will take all reasonable steps within its control to exempt (or ensure the continued exemption of) such Lock-Up Share Transfer from the Takeover Laws of any jurisdiction that purport to apply to such transaction.]

4.2 [Company Drag Notice. In accordance with the terms and conditions of the Company Shareholders Agreement, within one Business Day following the execution and delivery of this Agreement and the Merger Agreement, the Holder will, together with the other Drag-Along Sellers, deliver the Drag Notice in the form attached hereto as Exhibit A to the other holders of Company Ordinary Shares (that are not Drag-Along Sellers). The Drag Notice delivered pursuant to this Section 4.2 shall not be amended or revoked by such Holder without the prior written consent of Parent. In addition, the Holder shall take all actions reasonably requested by Parent to cause the Transactions to be consummated in accordance with the Drag-Along Rights provisions set forth in Article 3 of the Company Shareholders Agreement, including, without limitation, pursuing such Holder’s rights to specific performance of such provisions in accordance with Section 9.08 of the Company Shareholders Agreement.]

4.3 Further Assurances. The Holder agrees that, during the term of this Agreement, the Holder shall and shall cause such Holder’s controlled Affiliates to take no action that would reasonably be expected to adversely affect or delay the ability to perform the Holder’s respective covenants and agreements under this Agreement.

4.4 Fiduciary Duties. The Holder is entering into this Agreement solely in such Holder’s capacity as the record or Beneficial Owner of the Covered Securities and nothing herein is intended to or shall limit or affect any actions taken by the Holder or any of the Holder’s designees, as applicable, serving in his or her capacity as a director or officer of [Parent][the Company] or any of its Subsidiaries. The taking of any actions (or failures to act) by the Holder’s designees serving as a director or officer of [Parent][the Company] or any of its Subsidiaries (in such capacity as a director or officer) shall not be deemed to constitute a breach of this Agreement. For the avoidance of doubt, all action taken by a Holder hereunder shall be deemed solely in such Holder’s capacity as the record or Beneficial Owner of the Covered Securities and shall not be imputed to, and shall not be considered to be any action of, such designees of the Holder.

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ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE HOLDER

5.1 Representations and Warranties. The Holder hereby represents and warrants as follows:

(a) Ownership. The Holder has, with respect to the Covered Securities, and at all times during the term of this Agreement will continue to have, Beneficial Ownership of, good and valid title to and full and exclusive power to vote, issue instructions with respect to the matters set forth in Article III, agree to all of the matters set forth in this Agreement and, subject to the limitations contained in this Agreement, to Transfer the Covered Securities. The Covered Securities constitute all of the [shares of Parent Common Stock][Company Ordinary Shares] owned of record or Beneficially Owned by the Holder as of the date hereof, and all of the Covered Securities are held by the Holder free and clear of all Liens, other than Liens arising under the Organizational Documents of [Parent][the Company and the Company Shareholders Agreement]. Other than this Agreement and Liens arising under the Organizational Documents of [Parent][the Company and the Company Shareholders Agreement], (i) there are no agreements or arrangements of any kind, contingent or otherwise, to which the Holder is a party obligating the Holder to Transfer or cause to be Transferred to any person any of the Covered Securities and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Covered Securities.

(b) Organization; Authority. [The Holder is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of formation.] The Holder [is an individual with] [has] full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform the Holder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by the Holder and (assuming due authorization, execution and delivery by Parent) constitutes a valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Legal Requirements affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law)), and no other action is necessary to authorize the execution and delivery by the Holder or the performance of the Holder’s obligations hereunder.

(c) No Violation. The execution, delivery and performance by the Holder of this Agreement will not (i) violate any provision of any Legal Requirement applicable to the Holder; (ii) violate any order, judgment or decree applicable to the Holder or any of its Affiliates; or (iii) conflict with, or result in a breach or default under, any agreement or instrument to which the Holder or any of its Affiliates is a party [or any term or condition of its certificate of incorporation, bylaws, certificate of formation, limited liability company agreement or comparable organizational documents, as applicable], except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on the Holder’s ability to satisfy the Holder’s obligations hereunder.

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(d) Consents and Approvals. The execution and delivery by the Holder of this Agreement, and the performance of the Holder’s obligations hereunder, do not require the Holder or any of its Affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any person or Governmental Body, except such filings and authorizations as may be required under the Exchange Act.

(e) Absence of Litigation. As of the date hereof, there is no action, suit, investigation, complaint or other proceeding pending, or, to the actual knowledge of the Holder, threatened in writing, against the Holder that would prevent the performance by the Holder of its obligations under this Agreement on a timely basis.

(f) Absence of Other Voting Agreements. Except as contemplated by this Agreement [or as set forth in the Company Shareholders Agreement], the Holder (i) has not entered into, and shall not enter into at any time prior to the earlier of the Termination Date and the Effective Time, any voting agreement or voting trust with respect to the Covered Securities and (ii) has not granted, and shall not grant at any time prior to the earlier of the Termination Date and the Effective Time, a proxy or power of attorney with respect to the Covered Securities, in either case, which is inconsistent with the Holder’s obligations pursuant to this Agreement. [Other than with respect to the Company Shareholders Agreement, none] [None] of the Covered Securities are subject to any pledge agreement pursuant to which the Holder does not retain sole and exclusive voting rights with respect to the Covered Securities subject to such pledge agreement at least until the occurrence of an event of default under the related debt instrument.

ARTICLE VI

MISCELLANEOUS

6.1 No Solicitation. The Holder agrees that such Holder shall not, and shall cause such Holder’s controlled Affiliates and such Holder’s or such Holder’s controlled Affiliates’ Agents not to, directly or indirectly, take any of the actions listed in clauses (i) – (v) of Section [5.5(a)][5.6(a)] of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof that would impose more burdensome restrictions on such Holder). The Holder shall, and shall cause such Holder’s controlled Affiliates and shall use commercially reasonable efforts to cause such Holder’s and such Holder’s controlled Affiliates’ Agents to, immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any [Parent][Company] Acquisition Proposal or potential [Parent][Company] Acquisition Proposal. In addition, the Holder agrees to be subject to Sections [5.5(c) and (e)][5.6(c) and (e)] of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof that would impose more burdensome restrictions on such Holder) as if the Holder were [“Parent”][the “Company”] thereunder. Notwithstanding the foregoing, to the extent [the Company][Parent] complies with its obligations under Section [5.5][5.6] of the Merger Agreement and participates in discussions or negotiations with a Person regarding a [Company][Parent] Acquisition Proposal, the Holder or any of such Holder’s controlled Affiliates and/or such Holder’s and such Holder’s controlled Affiliates’ Representatives may engage in discussions or negotiations with such Person to the extent that [the Company][Parent] can act under Section [5.5][5.6] of the Merger Agreement. For purposes of this Section 6.1, [Parent][the Company] shall be deemed not to be an Affiliate of Holder, and any officer, director, employee, agent or advisor of [Parent][the Company] (in each case, in their capacities as such) other than [_____] shall be deemed not to be a Representative of Holder or any Affiliate thereof.

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6.2 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing (each, a “Holder Related Party”) shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of or made under this Agreement or in respect of any oral representations made or alleged to have been made in connection herewith (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated by this Agreement. Each of Parent and the Company acknowledge that no Holder nor any Holder Related Party has made, and neither Parent nor the Company has not relied upon, any representation related to the matters contemplated by this Agreement, except as set forth in Article V.

6.3 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or the Company any direct or indirect ownership or incidence of ownership of or with respect to the Covered Securities. All rights, ownership and economic benefits of and relating to the Covered Securities shall remain vested in and belong to the Holder, and, except as provided in the Merger Agreement, neither Parent nor the Company shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of the other party, as applicable, or exercise any power or authority to direct the Holder in the voting or disposition of any Covered Securities, except as otherwise expressly provided herein.

6.4 Disclosure. The Holder consents to and authorizes the publication and disclosure by the Company and Parent of the Holder’s identity and holding of Covered Securities, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release, the Registration Statement (including the Proxy Statement) and any other disclosure document required in connection with this Agreement, the Merger Agreement, the Merger and the Transactions; provided, however, that the disclosing Person shall have shared the proposed disclosure with the Holder, given Holder reasonable opportunity to review and comment on such proposed disclosure and considered in good faith any changes to such proposed disclosure suggested by the Holder.

6.5 Termination. This Agreement shall terminate upon the date the Merger Agreement is validly terminated in accordance with its terms (such date, the “Termination Date”). Neither the provisions of this Section 6.5 nor the termination of this Agreement shall relieve (a) any party hereto from any liability of such party to any other party incurred prior to such termination or (b) any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement. Nothing in the Merger Agreement shall relieve the Holder from any liability arising out of or in connection with a breach of this Agreement.

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6.6 Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party hereto.

6.7 Reliance. The Holder understands and acknowledges that Parent and the Company are entering into the Merger Agreement in reliance upon the Holder’s execution and delivery of this Agreement.

6.8 Extension; Waiver. The parties hereto may, to the extent legally allowed:

(a) extend the time for the performance of any of the obligations or other acts of the other party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement; or

(c) waive compliance with any of the covenants, obligations or conditions contained in this Agreement;

provided, however, that, in each case, such extension or waiver or any consent given under this Agreement shall be valid only if it is made in writing and signed by the party (or parties) against whom the waiver is to be effective.

Notwithstanding the foregoing, no failure or delay by Parent or the Company in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement shall operate as a waiver of such right, power or privilege, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise of any such right, power or privilege or the exercise of any other right power or privilege. To the maximum extent permitted by applicable Legal Requirements, (a) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (b) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

6.9 Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

6.10 Notices. All notices and other communications hereunder shall be in writing and shall be delivered by hand, by facsimile, email or by overnight courier service (except for notices specifically required to be delivered orally). Such communications shall be deemed given to a party (a) at the time and on the date of delivery, if delivered by hand or by email (provided, however, that notice given by email shall not be effective unless either (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 6.10) or (ii) the receiving party delivers a written confirmation of receipt of such notice either by email or any other method described in this Section 6.10) and (b) on the first Business Day following the date on which sent by overnight service by a nationally recognized courier service (costs prepaid). Such communication in each case shall be delivered to the following addresses or facsimile

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numbers and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number, or person as a party may designate by notice to the other party):

if to the Holder, to:

[HOLDER]

[•]

[•]

Attention: [•]

E-mail:     [•]

if to Parent, to:

Frank’s International N.V.

10260 Westheimer Road, Suite 700

Houston, Texas 77042

Attention: Melissa Cougle, Chief Financial Officer

John Symington, General Counsel

E-mail: Melissa.Cougle@franksintl.com

John.Symington@franksintl.com

With a copy (which shall not constitute notice) to:

Vinson & Elkins LLP

1001 Fannin Street, Suite 2500

Houston, Texas 77002-6760

Attention: T. Mark Kelly

Stephen M. Gill

Michael Telle

Email: mkelly@velaw.com

sgill@velaw.com

mtelle@velaw.com

if to the Company, to:

Expro Group Holdings International Limited

1311 Broadfield Blvd., Suite 400

Houston, Texas 77084

Attention: Quinn P. Fanning, Chief Financial Officer

John McAlister, Group General Counsel

E-mail: Quinn.Fanning@exprogroup.com

John.McAlister@exprogroup.com

With a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

811 Main Street, Suite 3000

Houston, Texas 77002-6117

Attention: Tull R. Florey

Email:      tflorey@gibsondunn.com

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6.11 Interpretation.

(a) In this Agreement, unless a clear contrary intention appears:

(i) the singular number includes the plural number and vice versa;

(ii) reference to any person includes such person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a person in a particular capacity excludes such person in any other capacity or individually;

(iii) reference to any gender includes each other gender;

(iv) reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or modified and in effect from time to time in accordance with the terms thereof;

(v) reference to any Legal Requirement means such Legal Requirement as amended, modified, codified, replaced, or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any Section or other provision of any Legal Requirement means that provision of such Legal Requirement from time to time in effect and constituting the substantive amendment, modification, codification, replacement, or reenactment of such Section or other provision;

(vi) “hereunder,” “hereof,” “hereto,” “herein,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Section or other provision;

(vii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term;

(viii) “or” is used in the inclusive sense of “and/or;”

(ix) with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding;”

(x) “will” shall be construed to have the same meaning and effect as the word “shall”;

(xi) “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”;

(xii) references to days means calendar days;

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(xiii) references to documents, instruments, or agreements shall be deemed to refer as well to all addenda, exhibits, schedules, or amendments thereto (but only to the extent, in the case of documents, instruments, or agreements that are the subject of representations and warranties set forth herein, copies of all addenda, exhibits, schedules, or amendments have been provided on or prior to the date of this Agreement to the party to whom such representations and warranties are being made); and

(xiv) References to an “Affiliate” of any person mean any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person; provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, neither Parent, the Company nor any of their Subsidiaries shall be deemed to be an Affiliate of the Holder[; provided, further, that, for the avoidance of doubt, (x) any member of the Holder shall be deemed an Affiliate of the Holder and (y) an Affiliate of the Holder shall include any investment fund, vehicle or holding company of which the Holder or an Affiliate thereof serves as the general partner, managing member or discretionary manager or advisor].

(b) The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement, and shall not be referred to in connection with the construction or interpretation of this Agreement.

6.12 No Presumption Against Drafting Party. This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.

6.13 Counterparts. This Agreement may be executed in several counterparts, all of which shall be deemed an original and all of which shall constitute one and the same instrument and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other party; it being understood that all parties need not sign the same counterpart.

6.14 No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties hereto are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

6.15 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, shall confer upon any Person (other than the parties) any right, benefit or remedy of any nature under or by reason of this Agreement.

6.16 Entire Agreement. This Agreement, the Merger Agreement (including any schedules, exhibits and amendments thereto), the A&R Tax Receivable Agreement, the Confidentiality Agreement, the Registration Rights Agreement, the Director Nomination Agreement, the other Company Voting Agreements and Parent Voting Agreements and any other document or instrument referred to herein constitute the entire agreement among the parties and supersede all other prior or contemporaneous agreements and understandings, both written and oral, among or between the parties hereto with respect to the subject matter hereof and thereof.

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6.17 Governing Law; Venue; Waiver of Jury Trial.

(a) This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the Legal Requirements of the State of New York, without regard to the applicable principles of conflicts that might require the application of Legal Requirements of any other jurisdiction.

(b) In any action or proceeding between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Supreme Court of the State of New York, County of New York or to the extent such court does not have subject matter jurisdiction, the United States District Court for the Southern District of New York, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 6.17, (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (v) agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 6.10 of this Agreement.

(c) EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BETWEEN THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6.18 Assignment. No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party; provided, however, that Parent may assign all or any of its rights and obligations hereunder to any direct or indirect Subsidiary of Parent. Subject to the preceding sentence and except as set forth in Article II, this Agreement will be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties and their respective successors and assigns.

6.19 Specific Performance. The parties hereto acknowledge and agree that each party would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by any party could not be adequately compensated by monetary damages alone. Accordingly, in addition to any other right or remedy to which any party hereto may be entitled, at law or in equity, each party shall be entitled to enforce any provision of this Agreement, by a decree of specific performance and temporary, preliminary, and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking. In the event that any action shall be brought by a party in equity to enforce the provisions of this Agreement, no other party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law or that the award of specific performance is not an appropriate remedy for any reason of law or equity.

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6.20 Severability. If any provision of this Agreement (or portion thereof) is held invalid, illegal, or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement (or portion thereof) will remain in full force and effect, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or provision is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

6.21 Delivery by Facsimile or Electronic Transmission. This Agreement may be executed by facsimile or .pdf signature and a facsimile or ..pdf signature shall constitute an original for all purposes.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

FRANK’S INTERNATIONAL N.V.

By:
Name:	Michael C. Kearney
Title:	Chairman, President and Chief Executive Officer

[Signature Page to the Voting and Support Agreement]

EXPRO GROUP HOLDINGS INTERNATIONAL LIMITED

By:
Name:
Title:

[Signature Page to the Voting and Support Agreement]

HOLDER:

[•]

By:
Name:
Title:

[use this signature block for individuals]

Name:

[Signature Page to the Voting and Support Agreement]

EXHIBIT A

Form of Drag Notice

[Intentionally Omitted.]

EXHIBIT B

Other Lock-Up Persons

Oak Hill Advisors, L.P.

Angelo, Gordon & Co., L.P.

HPS Investment Partners, LLC

D. Keith Mosing

S. Brent Mosing

Kirkland D. Mosing

Erich L. Mosing

Any person who signs a joinder to an agreement between Parent or the Company and any of the foregoing persons that includes a lock-up provision by which such person shall be bound

Exhibit 10.2

FORM OF DIRECTOR NOMINATION AGREEMENT

This DIRECTOR NOMINATION AGREEMENT (this “Agreement”) is entered into on March 10, 2021 to be effective as of the Effective Time by and among the Mosing Parties (as defined herein), Oak Hill Advisors, L.P., a Delaware limited partnership (“Oak Hill”), Frank’s International N.V., a public company organized under the laws of the Netherlands (the “Company”), and any other member of Expro (as defined below) validly executing a joinder to this Agreement in accordance with Section 6.10 hereof (each, a “Joinder Shareholder”). The Mosing Parties, Oak Hill and any Joinder Shareholder are sometimes referred to herein as the “Shareholders” and the Shareholders and the Company are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

WITNESSETH:

WHEREAS, on the date hereof, the Company, New Eagle Holdings Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Company, and Expro Group Holdings International Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Expro”), entered into that certain Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”);

WHEREAS, pursuant to the Merger Agreement and at the Effective Time, each ordinary share of common stock, par value $0.01, of Expro, including those held by the Oak Hill Group and any Joinder Shareholder immediately prior to the Effective Time, will be converted into the right to receive common shares in the capital of the Company (“Company Common Stock”) in an amount set forth in the Merger Agreement;

WHEREAS, in connection with the Merger Agreement and at the Effective Time, the Articles of Association of the Company will be amended to, among other things, provide for a one-tier board structure to replace the Company’s existing two-tier board structure; and

WHEREAS, the Parties desire to enter into this Agreement in order to, among other things, provide for certain corporate governance and related corporate matters.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1.

“Affiliate” means, as to any Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person and, in respect of a Shareholder, any investment fund, vehicle, holding company or separately managed account, in each case, for which such Shareholder, the discretionary manager or advisor of such Shareholder, or any Affiliate of such Shareholder serves as the general partner, managing member or discretionary manager or advisor; provided that limited partners, non-managing members or other similar direct or indirect investors in such Shareholder (in their capacities as such) shall not be deemed to be Affiliates of such Shareholder; provided, further, that none of the Shareholders shall be deemed to be Affiliates of the Company or any of its Subsidiaries for purposes of this Agreement and neither the Company nor any of its Subsidiaries shall be deemed to be Affiliates of the Shareholders for purposes of this Agreement.

“Agreement” has the meaning set forth in the preamble.

“beneficial ownership,” including the correlative terms “beneficially own,” “beneficial owner,” “own,” and “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Securities Exchange Act of 1934, as amended.

“Board” means the board of directors of the Company following the amendment to the Articles of Association of the Company to provide for a one-tier board structure as described in the recitals to this Agreement.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions located in Houston, Texas or New York, New York are authorized pursuant to a Law to be closed and shall consist of the time period from 12:01 a.m. through 12:00 midnight at such locations.

“Closing Shares” has the meaning set forth in Section 3.2(a).

“Company” has the meaning set forth in the preamble.

“Company Common Stock” has the meaning set forth in the recitals.

“Company Confidential Information” has the meaning set forth in Section 4.1(b).

“Company Group” means the Company, each Subsidiary of the Company from and after the Closing (in each case so long as such Subsidiary remains a Subsidiary of the Company) and each other Person that is controlled either directly or indirectly by the Company from and after the Closing (in each case for so long as such Person continues to be controlled either directly or indirectly by the Company).

“Company Independent Director” means each non-executive director of the Company who (i) is not a Mosing Director, Oak Hill Director or Joinder Shareholder Director, (ii) (A) for so long as this Agreement has not terminated with respect to the Oak Hill Group, is not a director, officer or employee of, any member of the Oak Hill Group, (B) for so long as this Agreement has not terminated with respect to the Mosing Parties, is not a Mosing Family Member, (C) for so long as this Agreement has not terminated with respect to a Joinder Shareholder Group, is not a director, officer or employee of, any member of such Joinder Shareholder Group and (D) has been determined by the Nominating and Governance Committee of the Company in good faith not to have any relationship with any Mosing Party or Mosing Family Member, the Oak Hill Group or any Joinder Shareholder Group, as applicable, that would be material to the director’s ability to be independent from a Mosing Family Member, the Oak Hill Group or such Joinder Shareholder

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Group, respectively, (iii) is independent under the NYSE listing rules and, if applicable, the Dutch Corporate Governance Code unless any deviation from such Code is explained in the Statutory Dutch Annual Report of the Company and (iv) is designated by the Nominating and Governance Committee of the Company as a Company Independent Director.

“control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Designator” means (i) the Mosing Parties holding the majority of Company Common Stock owned by the Mosing Parties, (ii) Oak Hill and (iii) the holders of the majority of Company Common Stock owned by a Joinder Shareholder Group.

“Effective Time” means the time at which the Merger shall become effective as specified in the Plan of Merger.

“Entity” means any corporation (including any nonprofit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company, or joint stock company), firm, society, or other enterprise, association, organization, or entity.

“Expro” has the meaning set forth in the recitals.

“Family Member” means with respect to any Person, a spouse, lineal ancestor, lineal descendent, legally adopted child, brother or sister of any such Person, or a lineal descendent or legally adopted child of a brother or sister of such Person.

“Governmental Body” means any: (i) nation, state, commonwealth, province, territory, region, county, city, municipality, district, or other jurisdiction of any nature; (ii) federal, state, local, municipal, non-U.S., or other government; (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body, or Entity and any court, employment tribunal or other tribunal); or (iv) arbitrator or arbitration authority.

“Information” means information, whether or not patentable or copyrightable, in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other object and source code versions of computer programs and associated documentation, training materials and configurations to use and modify such programs, including programmer, administrator, end user and other documentation, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memoranda and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, employee or business information or data.

“Joinder Shareholder” has the meaning set forth in the preamble.

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“Joinder Shareholder Designee” has the meaning set forth in Section 3.2(b)(i).

“Joinder Shareholder Director” has the meaning set forth in Section 3.2(b)(iii).

“Joinder Shareholder Group” means any Joinder Shareholder and its Affiliates. For the avoidance of doubt, for the purposes of this Agreement no member of the Company Group shall be a member of a Joinder Shareholder Group and none of the Mosing Parties or Oak Hill (nor any of their respective Affiliates) shall be a member of a Joinder Shareholder Group.

“Joinder Shareholder Representative” has the meaning set forth in Section 6.11(c).

“Law” means any law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, or requirement issued, enacted, adopted, promulgated, implemented, or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NYSE or any other stock exchange on which the Company Common Stock is listed).

“Legal Proceeding” means any demand, action, claim, dispute, suit, countersuit, arbitration, inquiry, proceeding or investigation by or before any federal, state, local, foreign or international Governmental Body or any arbitration or mediation tribunal.

“Mosing Designee” has the meaning set forth in Section 3.2(c)(i).

“Mosing Director” has the meaning set forth in Section 3.2(c)(ii).

“Mosing Family Member” means the Persons set forth on Exhibit B, any Person who is a Family Member of such Persons, and each of their respective Affiliates (including trusts established for the benefit of the foregoing Persons).

“Mosing Parties” means the Shareholders executing this Agreement under the heading “Mosing Parties” on the signature pages hereto.

“Mosing Representative” has the meaning set forth in Section 6.11(a).

“Merger Agreement” has the meaning set forth in the recitals.

“Necessary Action” means, with respect to the requirement that any Party take action to achieve a specified result, all actions (to the extent such actions are permitted by Law and within such party’s control) necessary to cause such result, including (i) voting or providing a written consent or proxy with respect to the Company Common Stock owned by such party, (ii) causing the adoption of shareholders’ resolutions and amendments to the organizational documents of the Company, (iii) executing agreements and instruments and (iv) making, or causing to be made with Governmental Bodies, all filings, registrations or similar actions that are required to achieve such result.

“Non-Shareholder Designee” has the meaning set forth in Section 3.2(g).

“Non-Shareholder Director” has the meaning set forth in Section 3.2(g).

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“NYSE” means the New York Stock Exchange.

“Oak Hill Designee” has the meaning set forth in Section 3.2(a)(i).

“Oak Hill Director” has the meaning set forth in Section 3.2(a)(iii).

“Oak Hill Group” means Oak Hill and its Affiliates. For the avoidance of doubt, for the purposes of this Agreement no member of the Company Group shall be a member of the Oak Hill Group.

“Oak Hill Representative” has the meaning set forth in Section 6.11(b).

“Other Shareholder” means, with respect to any member of a Shareholder Group, a holder or beneficial owner of Company Common Stock that is not a member of such Shareholder Group.

“Party” and collectively, “Parties”, has the meaning set forth in the preamble.

“Person” means an individual, Entity or Governmental Body.

“Recipient” has the meaning set forth in Section 4.1(a).

“Relevant Agreements” means (i) the Company Voting Agreements and Parent Voting Agreements entered into on the date hereof by and among the Company, Expro and the Mosing Parties, Oak Hill and certain other members of Expro, (ii) the Registration Rights Agreement (Expro Holders) entered into on the date hereof by and among the Company and the members of Expro party thereto, (iii) the Registration Rights Agreement (Mosing Holders), as amended through the date hereof, by and among the Company and certain shareholders of the Company and (iv) the Merger Agreement.

“Representatives” has the meaning set forth in Section 4.1(a).

“Shareholder” or “Shareholders” has the meaning set forth in the preamble.

“Shareholder Designees” has the meaning set forth in Section 3.2(c)(i).

“Shareholder Directors” refers to, collectively, each Mosing Director, each Oak Hill Director and, if applicable, each Joinder Shareholder Director.

“Shareholder Group” means each of (i) the Mosing Parties, (ii) the Oak Hill Group and (iii) any Joinder Shareholder Group, and their respective successors and assigns, and references to “members” of any such Shareholder Group mean any Person falling within the applicable definition of such Shareholder Group.

“Subsidiary” means, with respect to a Person, (i) another Person that is, directly or indirectly, through one or more intermediaries, controlled by such first Person or (ii) another Person in which such first Person directly or indirectly, through one or more intermediaries, owns, beneficially or of record, (A) an amount of voting securities or other interests in such Person sufficient to enable such first Person to elect at least a majority of the members of such Person’s board of directors or other governing body, or (B) at least 50% of the outstanding equity or financial interests of such Person.

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“Termination Date” has the meaning set forth in Section 2.1.

Section 1.2 Definitions Incorporated from Merger Agreement. Capitalized terms used but not defined herein shall have the meanings given in the Merger Agreement.

ARTICLE II

TERM

Section 2.1 Term and Termination. This Agreement is effective as of the date hereof and shall terminate automatically (a) with respect to Oak Hill, on the first date that the Oak Hill Group, based on its collective ownership of Company Common Stock, would no longer have the right to nominate an Oak Hill Designee pursuant to Section 3.2(a), (b) with respect to any Joinder Shareholder, on the first date that such Joinder Shareholder’s Joinder Shareholder Group, based on its collective ownership of Company Common Stock, would no longer have the right to nominate a Joinder Shareholder Designee pursuant to Section 3.2(b), (c) with respect to the Mosing Parties, on the first date that the Mosing Parties, based on the collective ownership of Company Common Stock by the Mosing Family Members, would no longer have the right to nominate a Mosing Designee pursuant to Section 3.2(c), (d) with respect to the Company, on the first date that no Designator has the right to nominate a Shareholder Designee pursuant to Section 3.2, and (e) with respect to each of the Parties, if the Merger Agreement is terminated prior to the Effective Time, at the time of such termination. Notwithstanding the foregoing, the provisions of Section 4.1, Article V and Article VI, and any claim for breach of the covenants set forth in this Agreement, shall survive the termination of this Agreement. The date that this Agreement terminates with respect to any Party, as applicable, is referred to herein as such Party’s “Termination Date.”

ARTICLE III

CORPORATE GOVERNANCE MATTERS

Section 3.1 Board Composition. The Board immediately following the Effective Time shall initially consist of the Parent Designated Directors and the Company Designated Directors.

Section 3.2 Director Nomination Rights.

(a) Commencing with the annual general meeting of shareholders of the Company held in 2022, in connection with any annual or extraordinary general meeting of the shareholders of the Company at which the election of one or more non-executive directors is a voting item on the agenda for such meeting, if the Oak Hill Group receives shares of Company Common Stock in the Merger pursuant to the Merger Agreement equal to at least 20% of the number of outstanding shares of Company Common Stock as of the Effective Time (after giving effect to the issuance of Company Common Stock in the Merger pursuant to the Merger Agreement) (the “Closing Shares”), then:

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(i) for so long as the Oak Hill Group collectively owns shares of Company Common Stock equal to at least 20% of the number of Closing Shares (as adjusted for stock splits, reverse stock splits, stock dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like), Oak Hill shall have the right to designate two persons as its nominees for election to the Board as non-executive directors (each, an “Oak Hill Designee”) (unless two Oak Hill Directors are already serving as non-executive directors of the Company and shall continue to serve as such following the relevant general meeting of shareholders of the Company);

(ii) for so long as the Oak Hill Group collectively owns shares of Company Common Stock equal to at least 10% (but less than 20%) of the number of Closing Shares (as adjusted for stock splits, reverse stock splits, stock dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like), Oak Hill shall have the right to designate one Oak Hill Designee for election to the Board as non-executive director (unless an Oak Hill Director is already serving as a non-executive director of the Company and shall continue to serve as such following the relevant general meeting of shareholders of the Company) and Oak Hill shall thereafter no longer have the right to designate, collectively, two Oak Hill Designees pursuant to this Agreement; and

(iii) upon the Oak Hill Group ceasing to collectively own shares of Company Common Stock equal to at least 10% of the number of Closing Shares (as adjusted for stock splits, reverse stock splits, stock dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like), Oak Hill shall thereafter not have the right to designate any Oak Hill Designee pursuant to this Agreement. Any Oak Hill Designee that is serving on the Board is referred to herein an “Oak Hill Director.”

(b) Commencing with the annual general meeting of shareholders of the Company held in 2022, in connection with any annual or extraordinary general meeting of the shareholders of the Company at which the election of one or more non-executive directors is a voting item on the agenda for such meeting, if any Joinder Shareholder Group receives shares of Company Common Stock in the Merger pursuant to the Merger Agreement equal to at least 20% of the number of Closing Shares, then:

(i) for so long as such Joinder Shareholder Group collectively owns shares of Company Common Stock equal to at least 20% of the number of Closing Shares (as adjusted for stock splits, reverse stock splits, stock dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like), the members of such Joinder Shareholder Group holding the majority of the Company Common Stock owned by such Joinder Shareholder Group shall collectively have the right to designate two persons as the nominees for such Joinder Shareholder Group for election to the Board as non-executive directors (each, a “Joinder Shareholder Designee”) (unless two Joinder Shareholder Directors for such Joinder Shareholder Group are already serving as non-executive directors of the Company and shall continue to serve as such following the relevant general meeting of shareholders of the Company);

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(ii) for so long as such Joinder Shareholder Group collectively owns shares of Company Common Stock equal to at least 10% (but less than 20%) of the number of Closing Shares (as adjusted for stock splits, reverse stock splits, stock dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like), the members of such Joinder Shareholder Group holding the majority of Company Common Stock owned by such Joinder Shareholder Group shall collectively have the right to designate one Joinder Shareholder Designee for such Joinder Shareholder Group for election to the Board as non-executive director (unless a Joinder Shareholder Director for such Joinder Shareholder Group is already serving as a non-executive director of the Company and shall continue to serve as such following the relevant general meeting of shareholders of the Company) and such members of the Joinder Shareholder Group shall thereafter no longer have the right to designate, collectively, two Joinder Shareholder Designees pursuant to this Agreement;

(iii) upon such Joinder Shareholder Group ceasing to collectively own shares of Company Common Stock equal to at least 10% of the number of Closing Shares (as adjusted for stock splits, reverse stock splits, stock dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like), such Joinder Shareholder Group shall thereafter not have the right to designate any Joinder Shareholder Designee pursuant to this Agreement. Any Joinder Shareholder Designee that is serving on the Board is referred to herein as a “Joinder Shareholder Director”; and

(iv) notwithstanding anything herein to the contrary (A) a number of Company Designated Directors equal to the number of Joinder Shareholder Designees being designated as nominees for election to the Board at such general meeting of shareholders shall not be designated as nominees for election to the Board at such general meeting of shareholders by the Nominating and Governance Committee pursuant to Section 3.2(g) and (B) if the number of Non-Shareholder Designees being designated as nominees for election to the Board at such general meeting of shareholders by the Nominating and Corporate Governance Committee is insufficient for the Nominating and Governance Committee to comply with the proviso contained in Section 3.2(g), then at least one designee of any Shareholder that is entitled in connection with such general meeting of shareholders to designate two nominees for election to the Board shall be a person that qualifies as a Company Independent Director, other than pursuant to clause (i) of such definition.

(c) Commencing with the annual general meeting of shareholders of the Company held in 2022, in connection with any annual or extraordinary general meeting of the shareholders of the Company at which the election of one or more non-executive directors is a voting item on the agenda for such meeting:

(i) for so long as the Mosing Family Members collectively own shares of Company Common Stock equal to at least 10% of the number of Closing Shares (as adjusted for stock splits, reverse stock splits, stock dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like), the Mosing Parties

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holding the majority of Common Stock owned by the Mosing Parties shall have the right to designate one person as their nominee for election to the Board as non-executive director (the “Mosing Designee” and, together with any Oak Hill Designee or any Joinder Shareholder Designee, a “Shareholder Designee”) (unless a Mosing Director is already serving as a non-executive director of the Company and shall continue to serve as such following the relevant general meeting of shareholders of the Company); and

(ii) upon the Mosing Family Members ceasing to collectively own shares of Company Common Stock equal to at least 10% of the number of Closing Shares (as adjusted for stock splits, reverse stock splits, stock dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like), the Mosing Parties shall thereafter not have the right to designate a Mosing Designee pursuant to this Agreement. Any Mosing Designee that is serving on the Board is referred to herein as a “Mosing Director.”

(d) For the avoidance of doubt, except as set forth in this Section 3.2, directors will serve until the earlier of such director’s death, resignation or removal or the close of the next annual general meeting of shareholders of the Company held after their most recent election or re-election, and this Section 3.2(d) does not bestow nomination rights on the relevant Mosing Parties, Oak Hill or any applicable Joinder Shareholder to the extent that a Mosing Director, one or two Oak Hill Directors and/or one or two Joinder Shareholder Directors, respectively, is/are already serving as member(s) of the Board at the time of the relevant meeting of shareholders of the Company being convened and shall continue to serve as such following such meeting.

(e) Subject to Section 3.2(b)(iv), a Shareholder Designee is not required to qualify as a Company Independent Director but must satisfy any other applicable requirements for service on the Board set forth in the Articles of Association of the Company, the Dutch Corporate Governance Code unless any deviation from such Code is explained in the Statutory Dutch Annual Report of the Company (if applicable), and the rules and regulations of the NYSE or applicable Law.

(f) Each Shareholder Designee shall have a fiduciary duty to act in the interest of the Company and its business, to promote the sustainable success of the Company and to take into account the interests of all stakeholders of the Company in accordance with the standards required by applicable Law.

(g) In connection with any general or extraordinary meeting of shareholders of the Company at which the election of one or more non-executive directors is a voting item on the agenda for such meeting, the Nominating and Governance Committee of the Company shall have the right to designate persons as nominees for election as non-executive director of the Company for each vacancy on the Board for which a Designator is not entitled to designate a Shareholder Designee (such designee a “Non-Shareholder Designee” and each such designee serving on the Board and each of the Company Independent Directors initially elected to serve on the Board by the Company in accordance with Section 3.1, a “Non-Shareholder Director”); provided, however, that the Nominating and Governance Committee of the Company shall nominate a sufficient number of individuals who qualify as Company Independent Directors so that the Board (taking

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into account the Mosing Director, the Oak Hill Directors, any Joinder Shareholder Directors and the individuals nominated by the Nominating and Governance Committee of the Company) will consist of a majority of Company Independent Directors and otherwise satisfy the requirements of the NYSE, the Dutch Corporate Governance Code unless any deviation from such Code is explained in the Statutory Dutch Annual Report of the Company (if applicable), and applicable Law.

(h) The Company shall cause a binding nomination to be made for the election of each Shareholder Designee and Non-Shareholder Designee designated in accordance with Section 3.2(a) through Section 3.2(c) and Section 3.2(g) to the relevant general meeting of shareholders of the Company and shall cause each such person to be included in the Company’s proxy materials and form of proxy disseminated to shareholders in connection with the election of directors (including any extraordinary meeting of shareholders held for the election of directors). The Company shall use its reasonable best efforts to cause the election of each such Shareholder Designee and Non-Shareholder Designee, including soliciting proxies in favor of the election of such persons. The Company shall not be required to take the actions stipulated in the foregoing provisions of this Section 3.2(h) with respect to a Shareholder Designee if the Company reasonably believes that such Shareholder Designee does not satisfy the requirements for service on the Board set forth in the Articles of Association of the Company, the rules and regulations of the NYSE, the Dutch Corporate Governance Code unless any deviation from such Code is explained in the Statutory Dutch Annual Report of the Company (if applicable), or applicable Law.

(i) In the event that a Shareholder Director shall cease to serve as a non-executive director of the Company for any reason, the vacancy resulting therefrom shall be filled by the Board with a substitute individual, designated by the Designator that designated such Shareholder Director so long as such Designator would, at the time of such designation, have the right to designate a Shareholder Designee pursuant to this Section 3.2. Otherwise, such substitute individual shall be designated by the Board at the recommendation of the Nominating and Governance Committee of the Company.

(j) In the event that a Non-Shareholder Director shall cease to serve as a non-executive director for any reason, the vacancy resulting therefrom shall be filled by the Board with a substitute individual designated by the Board at the recommendation of the Nominating and Governance Committee of the Company.

(k) A substitute individual designated pursuant to Section 3.2(i) or Section 3.2(j) shall, subject to applicable Law, have all rights, tasks, duties and responsibility of a non-executive director of the Company until that person (or an alternate Shareholder Designee or Non-Shareholder Designee, as applicable) is elected as a Shareholder Director or Non-Shareholder Director in accordance with this Section 3.2.

(l) For the avoidance of doubt, each Designator shall have the right, in its sole discretion, to waive any and all of the rights granted to it under this Section 3.2, by delivery of written notice to the Company.

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(m) Each Designator shall (i) upon making its designation pursuant to this Section 3.2, in the case of the Mosing Designee, provide evidence of the Company Common Stock held by the Mosing Family Members, in the case of the Oak Hill Designee, provide evidence of the Company Common Stock held by the Oak Hill Group and in the case of the Joinder Shareholder Designee, provide evidence of the Company Common Stock held by the applicable Joinder Shareholder Group and (ii) if the Company so requests, make such designation by such date requested by the Company, which request shall be made at least 30 days in advance of such requested date.

Section 3.3 Shareholders Agreement to Vote. From and after the date hereof, except as provided in Section 3.4, each Shareholder shall and shall cause each of its controlled Affiliates to:

(a) cause the shares of Company Common Stock owned by such Person to be present for quorum purposes at any Company shareholder meeting at which directors shall be elected; and

(b) cause the shares of Company Common Stock owned by such Person to be voted (or take action by written consent) in favor of the election of each Shareholder Designee.

Section 3.4 Meeting of Shareholders. Except with respect to the filling of vacancies on the Board in accordance with Section 3.2, the Company shall take all Necessary Action to conduct the election or removal of members of the Board only at a general meeting of shareholders and not at an extraordinary meeting of shareholders. Each Shareholder will not vote in favor of nominations made by shareholders that are not a party to this Agreement or which have not otherwise been recommended by the Board.

ARTICLE IV

OTHER AGREEMENTS

Section 4.1 Sharing of Information; Confidentiality.

(a) To the extent permitted by antitrust, competition or any other applicable Law, the Parties agree that (i) a Shareholder Director may share Company Confidential Information with the members of the Shareholder Group of the Designator that designated such Shareholder Director (a “Recipient”) and (ii) any Recipient may share Company Confidential Information with its controlled Affiliates and its and their respective officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives who reasonably need to know such information in providing services to such Recipient (collectively, “Representatives”), subject to the provisions of this Article IV, and except to the extent sharing such information would reasonably be expected to result in a loss of privilege with respect to legal advice.

(b) During the term of this Agreement and for a period of one year following the Termination Date with respect to a Recipient, subject to Section 4.1(c) and except as contemplated by this Agreement or any Relevant Agreement, such Recipient shall not, and shall cause its Representatives not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person, any Company Confidential Information. Each Recipient shall, and shall cause its Affiliates to, use the same degree of care to prevent and restrain the unauthorized disclosure of the Company Confidential Information by it or any of its or their Representatives as they currently use for their own confidential information of a like nature. For purposes of this Section 4.1(b), any

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Information, material or documents relating to the business currently or formerly conducted, or proposed to be conducted, by any member of the Company Group furnished to or in possession of any Recipient, irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by any Recipient or its Representatives, that contain or otherwise reflect such information, material or documents is hereinafter referred to as “Company Confidential Information.” Company Confidential Information does not include, and there shall be no obligation hereunder with respect to, information that (i) is or becomes generally available to the public, other than as a result of a use or disclosure by any Recipient or Representative not otherwise permissible hereunder, (ii) a Recipient can demonstrate was or became available to a Recipient or Representative from a source other than the Company or its Affiliates or a Shareholder Designee or (iii) is developed independently by a Recipient or Representative without reference to the Company Confidential Information; provided, however, that, in the case of clause (ii), the source of such information was not known by such Recipient or Representative to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, any member of the Company Group with respect to such information.

(c) If any Recipient or its Affiliate is requested or required (by oral question, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) by any administrative or regulatory authority or other Governmental Body or pursuant to applicable Law or stock exchange requirements to disclose or provide any Company Confidential Information (other than with respect to any such information furnished pursuant to the provisions of Section 5.1 of this Agreement), the Person receiving such request or demand, or so required by applicable Law or stock exchange requirements, shall provide the Company with written notice of such request, demand or requirement as promptly as practicable under the circumstances so that the Company shall have an opportunity to seek an appropriate protective order, and such Recipient agrees to take, and cause its Representatives to take, at the Company’s expense, all other reasonable steps necessary to obtain confidential treatment with respect to such Company Confidential Information. Subject to the foregoing, such Recipient may thereafter disclose or provide any Company Confidential Information to the extent it is advised by legal counsel that it is required by such Law or stock exchange requirement or by lawful process or such Governmental Body.

ARTICLE V

DISPUTE RESOLUTION

Section 5.1 Governing Law; Exclusive Jurisdiction; Waiver of Jury Trial

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, without regard to any applicable principles of conflicts of law that might require the application of the Laws of any other jurisdiction.

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(b) In any action or proceeding between any of the Parties arising out of or relating to this Agreement, each of the Parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Supreme Court of the State of New York, County of New York or to the extent such court does not have subject matter jurisdiction, the United States District Court for the Southern District of New York, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 5.1, (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party and (v) agrees that service of process upon such Party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 6.2 of this Agreement. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BETWEEN THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT.

(c) The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each Party accordingly agrees that, in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement, the non-breaching Party shall be entitled (in addition to any other remedy that may be available to it whether in Law or equity, including monetary damages) to seek (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach. In circumstances where a Party is obligated to take action under this Agreement and such Party fails to take such action each of the Parties expressly acknowledges and agrees that the other Party shall have suffered irreparable harm, that monetary damages will be inadequate to compensate such other Party, and that such other Party shall be entitled to enforce specifically the breaching Party’s obligations under this Agreement. Each Party accordingly agrees not to raise any objection to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 5.1(c). Each Party further agrees that no other Party and no other Person shall be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.1(c), and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

ARTICLE VI

MISCELLANEOUS

Section 6.1 Corporate Power.

(a) Each Party represents on behalf of itself as follows:

(i) each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby; and

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(ii) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof.

Section 6.2 Notices. All notices and other communications hereunder shall be in writing and shall be delivered by hand, by facsimile or by overnight courier service (except for notices specifically required to be delivered orally). Such communications shall be deemed given to a Party (a) at the time and on the date of delivery, if delivered by hand or by email (provided, however, that notice given by email shall not be effective unless either (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 6.2 or (ii) the receiving Party delivers a written confirmation of receipt of such notice either by email or any other method described in this Section 6.2) and (b) at the end of the first Business Day following the date on which sent by overnight service by a nationally recognized courier service (costs prepaid).

Such communication in each case shall be delivered to the following addresses or facsimile numbers and marked to the attention of the Person (by name or title) designated below (or to such other address, facsimile number, or Person as a Party may designate by notice to the other Parties):

If to the Mosing Parties to:

Mosing Group

10260 Westheimer Road, Ste. 200

Houston, Texas 77042

Attention:     Michelle Foutch

Email:          Michelle.Foutch@mosinggroup.com

With a copy to:

Locke Lord LLP

600 Travis St, Suite 2800

Houston, TX 77002

Attention:     Steve Peterson

                     Megan Foscaldi

Email:          speterson@lockelord.com

                     Megan.Foscaldi@lockelord.com

If to Oak Hill, to:

Oak Hill Advisors, L.P.

1114 Avenue of the Americas

38th Floor

New York, New York 10036

Attention:    Office of the General Counsel

Email:          EArbeter@oakhilladvisors.com; LegalOHA@ohpny.com

If to the Company, to:

Frank’s International N.V.

10260 Westheimer Road Suite 700

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Houston, Texas 77042

Attention:     Melissa Cougle, Chief Financial Officer

                     John Symington, General Counsel

Email:          Melissa.Cougle@franksintl.com

                     John.Symington@franksintl.com

with a copy to (which copy shall not constitute notice):

Vinson & Elkins LLP

1001 Fannin Street, Suite 2500

Houston, Texas 77002-6760

Attention:   T. Mark Kelly

                  Stephen M. Gill

                  Michael Telle

Email: mkelly@velaw.com

                  sgill@velaw.com

                  mtelle@velaw.com

Section 6.3 Severability. If any provision of this Agreement (or portion thereof) is held invalid, illegal or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement (or portion thereof) will remain in full force and effect, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 6.4 Entire Agreement. This Agreement, including exhibits and amendments hereto, and the Relevant Agreements and any other document or instrument referred to herein constitute the entire agreement among the Parties and supersede all other prior or contemporaneous agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof.

Section 6.5 Assignment; No Third-Party Beneficiaries. No Party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other Parties. This Agreement will be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person or entity (other than the Company Independent Directors pursuant to Section 6.9) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.6 Amendment; Waiver. No provision of this Agreement may be amended or modified except by a written instrument signed by all the Parties to this Agreement. A Party may, in its sole discretion, waive any and all rights granted to it in this Agreement; provided, that no waiver by any Party of any provision hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other subsequent breach.

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Section 6.7 Interpretations. When a reference is made in this Agreement to an Article, Section or Schedule, such reference shall be to an Article, Section or Schedule to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Any references in this Agreement to “the date hereof” refers to the date of execution of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to “this Agreement,” “hereof,” “herein,” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement and include any schedules, annexes, exhibits or other attachments to this Agreement. The word “or” shall be deemed to mean “and/or.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. The Parties have participated jointly in the negotiation and drafting of this Agreement with the assistance of counsel and other advisors and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement or interim drafts of this Agreement.

Section 6.8 Execution of Agreement; Counterparts; Electronic Signatures.

(a) The Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties it being understood that all Parties need not sign the same counterpart.

(b) The exchange of signed copies of this Agreement or of any other document contemplated by this Agreement (including any amendment or any other change thereto) by any electronic means intended to preserve the original graphic and pictorial appearance of a document shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of an original Agreement or other document for all purposes. Signatures of the Parties transmitted by any electronic means referenced in the preceding sentence shall be deemed to be original signatures for all purposes.

Section 6.9 Enforceable by the Company Independent Directors. All of the Company’s rights under this Agreement may be enforced exclusively by the Company Independent Directors; provided that nothing in this Agreement shall require the Company Independent Directors to act on behalf of, or enforce any rights of, the Company. Any recovery in connection with a Legal Proceeding brought by the Company Independent Directors hereunder with respect to a Shareholder Group shall be for the proportionate benefit of all Other Shareholders.

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Section 6.10 Joinder Shareholders. If any member of Expro, together with its Affiliates, received (or is to receive) in the aggregate shares of Company Common Stock in the Merger pursuant to the Merger Agreement equal to at least 20% of the number of Closing Shares, such member and any such Affiliates may, but shall not be obligated to, execute a joinder to this Agreement substantially in the form of Exhibit A no later than three Business Days following the Effective Time to become a Joinder Shareholder hereunder. No Person may become a Joinder Shareholder following the expiration of such three Business Day period. Notwithstanding the foregoing, to the extent members of Expro are Affiliates, only one of such members shall be the Joinder Shareholder and collectively all such members shall consist of one Joinder Shareholder Group.

Section 6.11 Party Representatives.

(a) Each of the Mosing Parties, by executing and delivering this Agreement, hereby appoints Michelle Foutch as its representative to act on behalf of the Mosing Parties for all purposes under this Agreement (the “Mosing Representative”), including the exercise of all rights of the Mosing Parties hereunder and the making of all elections and decisions to be made by the Mosing Parties pursuant to this Agreement. The Company and the Mosing Parties hereby acknowledge and agree that the Mosing Representative shall have the power and authority to act on behalf of the Mosing Parties pursuant to this Agreement and that the act of the Mosing Representative shall constitute the act of the Mosing Parties for all purposes under this Agreement. The Mosing Representative may assign the power and authority granted to the Mosing Representative pursuant to this Section 6.11 to any other Mosing Family Member, who shall thereafter serve as the Mosing Representative. Written notice of any such assignment shall be given to the Company promptly following the effectiveness thereof. The Company shall be entitled to rely on any act or writing executed by the Mosing Representative.

(b) Oak Hill (the “Oak Hill Representative”) hereby represents and warrants that it has been duly authorized by each member of the Oak Hill Group to act on behalf of the Oak Hill Group for all purposes under this Agreement, including the exercise of all rights of the Oak Hill Group hereunder and the making of all elections and decisions to be made by Oak Hill pursuant to this Agreement. The Company hereby acknowledges and agrees that the Oak Hill Representative shall have the power and authority to act on behalf of the Oak Hill Group pursuant to this Agreement and that the act of the Oak Hill Representative shall constitute the act of each member of the Oak Hill Group for all purposes under this Agreement. The Oak Hill Representative may assign the power and authority granted to the Oak Hill Representative pursuant to this Section 6.11 to any other member of the Oak Hill Group, who shall thereafter serve as the Oak Hill Representative. Written notice of any such assignment shall be given to the Company promptly following the effectiveness thereof. The Company shall be entitled to rely on any act or writing executed by the Oak Hill Representative.

(c) The Joinder Shareholder (a “Joinder Shareholder Representative”), by executing and delivering a joinder to this Agreement, hereby represents and warrants that it has been duly authorized by each member of its Joinder Shareholder Group to act on behalf of such Joinder Shareholder Group for all purposes under this Agreement, including the exercise of all rights of such Joinder Shareholder Group hereunder and the making of all elections and decisions to be made by such Joinder Shareholder Group pursuant to this Agreement. Upon such

17

appointment, the Company hereby acknowledges and agrees that the Joinder Shareholder Representative shall have the power and authority to act on behalf of such Joinder Shareholder Group pursuant to this Agreement and that the act of the Joinder Shareholder Representative shall constitute the act of each such Joinder Shareholder Group for all purposes under this Agreement. Any Joinder Shareholder Representative may assign the power and authority granted to such Joinder Shareholder Representative pursuant to this Section 6.11 to any other member of the Joinder Shareholder Group, who shall thereafter serve as such Joinder Shareholder Representative. Written notice of any such assignment shall be given to the Company promptly following the effectiveness thereof. The Company shall be entitled to rely on any act or writing executed by a Joinder Shareholder Representative.

[The remainder of this page has been intentionally left blank;

the next page is the signature page.]

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IN WITNESS WHEREOF, each party hereto has caused this Agreement to be executed as of the date first written above by its respective officer thereunto duly authorized, all as of the date first written above.

Frank’s International N.V.

By:
Name:
Title:

[Signature Page to Director Nomination Agreement]

MOSING PARTIES:

By:
Name:

By:
Name:

By:
Name:

By:
Name:

[Signature Page to Director Nomination Agreement]

Oak Hill Advisors, L.P.

By:
Name:
Title:

[Signature Page to Director Nomination Agreement]

Exhibit A

Form of Joinder to Director Nomination Agreement

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joinder Shareholder”) in accordance with the Director Nomination Agreement, dated March 10, 2021 (as amended from time to time, the “Director Nomination Agreement”), by and among the Mosing Parties, Oak Hill Advisors, L.P., Frank’s International N.V., a public company organized under the laws of the Netherlands (the “Company”), and the other shareholders parties thereto.

The Joinder Shareholder hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, such Joinder Shareholder shall be deemed to be a party to the Director Nomination Agreement as of the date hereof and shall have all of the rights and obligations of a “Joinder Shareholder” thereunder as if it had been an original party to the Director Nomination Agreement. The Joinder Shareholder hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Director Nomination Agreement.

The Joinder Shareholder hereby represents and warrants that it: (i) has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform this Joinder Agreement and to consummate the transactions contemplated hereby, (ii) this Joinder Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with its terms and (iii) together with its Affiliates, received (or is to receive) in the aggregate shares of Company Common Stock in the Merger pursuant to the Merger Agreement equal to at least 20% of the number of Closing Shares.

[signature page follows]

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of the date written below.

Date: ___________ ___, ______

JOINDER SHAREHOLDER:

[NAME]

By:

Name:
Title:

Notice Address:

[_________________]
[_________________]
Attention: [_________________]
Email: [_________________]

COMPANY:

Frank’s International N.V.

By:

Name:
Title:

Exhibit B

Mosing Family Members

D. Keith Mosing

Donald Keith Mosing Family Partnership, Ltd

M. Mosing 2010 IRREV Trust

N. Mosing 2010 IRREV Trust

2015 Mosing Family Delaware Trust fbo Keith Mosing

ByPass Corporate Stock Trust ulw Janice P. Mosing fbo Donald Keith Mosing

Gregory Stanton Mosing

2009 Mosing Family Delaware Dynasty Trust fbo Gregory Stanton Mosing

G. Stanton Investments, LP

ByPass Corporate Stock Trust ulw Janice P. Mosing fbo Gregory Stanton Mosing

Trust ulw Janice P.Mosing fbo Lindsey R.Mosing

William Bradford Mosing

WBM Partnership, LP

Trust ulw Janice P.Mosing fbo Victoria R.Mosing

Trust ulw Janice P.Mosing fbo Jaclyn E.Mosing

The 2016 Mosing Family Delaware Dynasty fbo William Bradford Mosing

Melanie Christine Mosing

To Look Within, LLC (Melanie)

2009 Mosing Family Delaware Dynasty Trust fbo Melanie Christine Mosing

ByPass Corporate Stock Trust ulw Janice P. Mosing fbo Melanie Christine Mosing

Clara Belle LeBlanc Mosing

Estate of Clara Belle LeBlanc Mosing

S. Brent Mosing

Steven Brent Mosing Family, L.L.C

Stephanie Mosing Godwin

Michael Frank Mosing

Michael Frank Mosing Family L.L.C.

Bryn Patrick Mosing

Vohn Patrick Mosing

Sharon M. Miller

Miller Ginsoma Holdings, Ltd. (Sharon Mosing Miller)

Ryan Charles Miller

Mallory Miller

Erich Mosing

Timothy Dupre Mosing

Estate of Timothy Dupre Mosing

Jeffrey Louis Mosing

JLM Partners, Ltd. (Jeff Mosing)

Delores B. Mosing

Kirkland D. Mosing

Kirkland D. Mosing Family, L.L.C.

Lori Mosing Thomas

Bryceton G. Thomas Trust (Kirk is trustee)

Kendall G. Mosing

Kendall G. Mosing Family, L.L.C.

DBM 2009 QSST-IDG Trust uta December 17, 2009

Exhibit 10.3

AMENDED AND RESTATED TAX RECEIVABLE AGREEMENT

among

FRANK’S INTERNATIONAL N.V.,

FRANK’S INTERNATIONAL C.V.,

and

MOSING HOLDINGS LLC

DATED AS OF MARCH 10, 2021

AMENDED AND RESTATED TAX RECEIVABLE AGREEMENT

This AMENDED AND RESTATED TAX RECEIVABLE AGREEMENT (this “Agreement”) is entered into as of March 10, 2021, by and among Frank’s International N.V., a Dutch public company with limited liability (naamloze vennootschap) (“FINV”), Frank’s International C.V., a Dutch limited liability partnership (commanditaire vennootschap) (“FICV”), and Mosing Holdings, LLC, a Delaware limited liability company (“Mosing Holdings”) and the successor by conversion to Mosing Holdings Inc., a Delaware corporation (“MHI”).

WHEREAS, in connection with FINV’s IPO, FINV, FICV and MHI, entered into that certain Tax Receivable Agreement, dated as of August 14, 2013 (the “2013 Agreement”);

WHEREAS, on August 26, 2016, Mosing Holdings converted all of its Series A preferred stock of FINV and all of its limited partner interests in FICV into shares of Class A common stock of FINV, par value €0.01 per share (“Common Shares” and such conversion, the “2016 Exchange”);

WHEREAS, concurrently with the execution of this Agreement, Expro Group Holdings International Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Expro”) and FINV are entering into that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”);

WHEREAS, the transactions contemplated by the Merger Agreement will constitute a “Change of Control” under the 2013 Agreement, which, absent this Agreement, would result in FINV owing Mosing Holdings an early termination payment pursuant to the terms of the 2013 Agreement (the “Early Termination Payment”); and

WHEREAS, FINV, FICV and Mosing Holdings desire to terminate the Early Termination Payment obligations that would be owed to Mosing Holdings under the 2013 Agreement and to amend and restate the 2013 Agreement in its entirety to provide for the payments and other provisions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the terms set forth in this Article I shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

“2013 Agreement” is defined in the Recitals of this Agreement.

“2016 Exchange” is defined in the Recitals of this Agreement.

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“2016 Exchange Basis Schedule” means the schedule showing the Exchange Basis Adjustments, as amended from time to time by FINV (i) in connection with a Determination affecting such schedule, (ii) in reasonable response to an audit, examination, challenge, or assessment by a Taxing Authority, (iii) in connection with a liquidation of FICV (whether actual or deemed for U.S. federal income tax purposes) or (iv) to adjust such schedule to take into account payments made pursuant to this Agreement.

“Accrued Amount” means, with respect to a Tax Benefit Payment, the interest on the amount described in Clause (1) of Section 3.3(a) of this Agreement, calculated at the Alternate Base Rate from the due date (without extensions) for filing the Corporate Taxpayer Return for the Reporting Taxable Year with respect to which the applicable Tax Benefit Payment relates until the date that the applicable Tax Benefit Payment is made.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

“Agreement” is defined in the Recitals of this Agreement.

“Amended Schedule” is defined in Section 3.2(b) of this Agreement.

“Alternate Base Rate” means, for any day, a rate per annum equal to the greater of (a) the Prime Rate in effect on such day and (ii) if available, the LIBO Rate on such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 100 basis points. Any change in the Alternate Base Rate due to a change in the Prime Rate or the LIBO Rate shall be effective from and including the effective date of such change in the Prime Rate or the LIBO Rate, respectively. In the event that the LIBO Rate ceases to be a widely recognized benchmark rate for newly originated loans in the U.S. loan market in U.S. dollars, then the Alternate Base Rate shall be determined solely by reference to clause (a) above.

“Beneficial Owner” means, with respect to a security, a Person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of, such security and/or (ii) investment power, which includes the power to dispose of, or to direct the disposition of, such security. The terms “Beneficially Own” and “Beneficial Ownership” shall have correlative meanings.

“Board” means the Board of Directors of FINV.

“Board of Governors” means the Board of Governors of the Federal Reserve System of the United States of America or any successor governmental authority.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of New York shall not be regarded as a Business Day.

“Closing” is defined in the Merger Agreement.

“Closing Date” is defined in the Merger Agreement.

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“Closing Date Payment” is defined in Section 2.2 of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Shares” is defined in the Recitals of this Agreement.

“Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Corporate Taxpayer” means FINV and any of its Subsidiaries (other than FICV and its Subsidiaries).

“Corporate Taxpayer Return” means any Tax Return of the Corporate Taxpayer relating to a Tax imposed by the United States or any subdivision thereof.

“Cumulative Net Realized Tax Benefit” for a Taxable Year means the cumulative amount of Realized Tax Benefits for all Taxable Years of the Corporate Taxpayer, up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriments for the same period. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be determined based on the most recent Tax Benefit Schedule or Amended Schedule, if any, in existence at the time of such determination.

“Deductible” means $18,057,000.

“Default Rate” means the Alternate Base Rate plus 400 basis points.

“Determination” shall have the meaning ascribed to such term in Section 1313(a) of the Code or similar provision of U.S. state or local Tax law, as applicable, or any other event (including the execution of IRS Form 870-AD) that finally and conclusively establishes the amount of any liability for Tax.

“Dispute” is defined in Section 6.8(a) of this Agreement.

“Expro” is defined in the Recitals of this Agreement.

“Early Termination Payment” is defined in the Recitals of this Agreement.

“Exchange Basis Adjustment” means the adjustment to the Tax basis of a Reference Asset as a result of the 2016 Exchange and the payments made under this Agreement (provided that such payments shall not be treated as resulting in an Exchange Basis Adjustment to the extent such payments are treated as Imputed Interest), as set forth on the 2016 Exchange Basis Schedule. For the avoidance of doubt, if, after the date of this Agreement, FICV is liquidated or becomes an entity that is disregarded as separate from its owner for U.S. federal income tax purposes, the parties acknowledge that the adjustments to the Tax basis of the Reference Assets as a result of the 2016 Exchange will thereafter be adjustments under Section 732(b) of the Code and that the 2016 Exchange Basis Schedule will be amended to so reflect.

“Exchange Date” is defined in the Recitals of this Agreement.

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“Exchange Tax Basis” means, with respect to any Reference Asset at any time, the Tax basis that such asset would have had at such time if no Exchange Basis Adjustment had been made.

“Expert” is defined in Section 6.9 of this Agreement.

“FICV” is defined in the Recitals of this Agreement.

“FINV” is defined in the Recitals of this Agreement.

“Historic Payment” means an amount equal to $3,057,000, previously paid by FINV to Mosing Holdings or MHI, as applicable, pursuant to terms of the 2013 Agreement prior to the date of this Agreement.

“Hypothetical Tax Liability” means, with respect to any Taxable Year, the liability for Taxes of (i) the Corporate Taxpayer and (ii) without duplication, FICV, but only with respect to Taxes imposed on FICV and allocable to the Corporate Taxpayer (using the same methods, elections, conventions and similar practices used on the relevant Corporate Taxpayer Return), but without taking into account (i) any Exchange Basis Adjustments and (ii) any deduction attributable to Imputed Interest for the Taxable Year. For the avoidance of doubt, Hypothetical Tax Liability shall be determined without taking into account the carryover or carryback of any Tax item (or portions thereof) that is attributable to any Exchange Basis Adjustments or Imputed Interest.

“Imputed Interest” shall mean any interest imputed under Section 1272, 1274 or 483 or other provision of the Code and any similar provision of U.S. state or local Tax law with respect to the Historic Payment, the Closing Date Payment or FINV’s payment obligations under this Agreement.

“IPO” means the initial public offering of Common Shares by FINV.

“IPO Date” means the closing date of the IPO.

“IRS” means the U.S. Internal Revenue Service.

“LIBO Rate” means, during any period, an interest rate per annum equal to the one-year LIBOR reported, on the date that is two Business Days prior to the first day of such period, on the Reuters Screen page “LIBOR01” (or if such screen shall cease to be publicly available, as reported by any other publicly available source of such market rate) for London interbank offered rates for U.S. dollar deposits for such period.

“Mosing Holdings” is defined in the Recitals of this Agreement.

“Objection Notice” is defined in Section 3.2(a) of this Agreement.

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, governmental entity or other entity.

“Prime Rate” means the rate of interest last quoted by The Wall Street Journal as the “Prime Rate” in the U.S. or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15

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(519) (Selected Interest Rates) as the “bank prime loan” rate or, if such rate is no longer quoted therein, any similar rate quoted therein (as reasonably determined by FINV) or any similar release by the Board of Governors (as reasonably determined by FINV). Each change in the Prime Rate shall be effective from and including the date such change is publicly announced or quoted as being effective.

“Qualified Tax Advisor” means any law or accounting firm that is nationally recognized as being expert in Tax matters and that is reasonably acceptable to FINV.

“Realized Tax Benefit” means, for a Taxable Year, the excess, if any, of the Hypothetical Tax Liability over the actual liability for Taxes of (i) the Corporate Taxpayer and (ii) without duplication, FICV, but only with respect to Taxes imposed on FICV and allocable to the Corporate Taxpayer for such Taxable Year. If all or a portion of the actual liability for such Taxes for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Benefit unless and until there has been a Determination.

“Realized Tax Detriment” means, for a Taxable Year, the excess, if any, of the actual liability for Taxes of (i) the Corporate Taxpayer and (ii) without duplication, FICV, but only with respect to Taxes imposed on FICV and allocable to the Corporate Taxpayer for such Taxable Year, over the Hypothetical Tax Liability for such Taxable Year. If all or a portion of the actual liability for such Taxes for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination.

“Reconciliation Dispute” has the meaning set forth in Section 6.9 of this Agreement.

“Reconciliation Procedures” is defined in Section 3.2(a) of this Agreement.

“Reference Asset” means an asset held by FICV, or by any of its direct or indirect subsidiaries treated as a partnership or disregarded entity for purposes of the applicable Tax, at the time of the 2016 Exchange. A Reference Asset also includes any asset that is “substituted basis property” under Section 7701(a)(42) of the Code with respect to a Reference Asset.

“Reporting Taxable Year” is defined in Section 3.1 of this Agreement.

“Senior Obligations” is defined in Section 3.3(c) of this Agreement.

“Subsidiaries” means, with respect to any Person, as of any date of determination, any other Person as to which such Person, owns, directly or indirectly, or otherwise controls more than 50% of the voting power or other similar interests or the sole general partner interest or managing member or similar interest of such Person.

“Tax Benefit Payment” is defined in Section 3.3(a) of this Agreement.

“Tax Benefit Schedule” is defined in Section 3.1(a) of this Agreement.

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“Tax Return” means any return, declaration, report or similar statement required to be filed with respect to Taxes (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated Tax.

“Taxable Year” means a taxable year of the Corporate Taxpayer as defined in Section 441(b) of the Code or comparable section of U.S. state or local Tax law, as applicable (and, therefore, for the avoidance of doubt, may include a period of less than 12 months for which a Tax Return is made), ending on or after the IPO Date.

“Taxes” means any and all taxes, assessments or similar charges imposed by the United States or any subdivision thereof that are based on or measured with respect to net income or profits, and any interest related to such Tax.

“Taxing Authority” shall mean any federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising Tax regulatory authority.

“Treasury Regulations” means the final, temporary and proposed regulations under the Code promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant Taxable Year.

Section 1.2 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

ARTICLE II

AMENDMENT AND RESTATEMENT OF THE 2013 AGREEMENT

Section 2.1 Generally. In consideration for the Closing Date Payment and the agreement to make future Tax Benefit Payments, if any, pursuant to Article III, Mosing Holdings, FINV and FICV hereby agree to amend and restate the 2013 Agreement on the terms and subject to the conditions set forth in this Agreement; provided, however, that such amendment and

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restatement shall be conditioned on and subject to (i) the occurrence of the Closing on the Closing Date and (ii) the payment to Mosing Holdings of the Closing Date Payment, and, if such conditions are not satisfied, this Agreement shall terminate as of the date the Merger Agreement is terminated and shall be null and void ab initio and of no further force and effect, and the 2013 Agreement shall remain in effect in accordance with its terms.

Section 2.2 Closing Date Payment. At the Closing, FINV shall make a cash payment to Mosing Holdings in an amount equal to $15,000,000 (such cash payment, the “Closing Date Payment”), by wire transfer of immediately available funds to an account or accounts designated by Mosing Holdings.

Section 2.3 Early Termination Payment. Mosing Holdings hereby, on its own behalf and on behalf of its successors and permitted assigns, from and after and conditioned upon the Closing and the payment in full of the Closing Date Payment, (i) waives any right it may have to receive the Early Termination Payment and (ii) releases FINV, FICV and their respective Affiliates (including, from and after the Closing, Expro and its Affiliates), and its and their respective shareholders, directors, officers and employees, from any actions, suits, claims, proceedings, demands or obligations related to the Early Termination Payment.

Section 2.4 Tax Treatment. FINV and FICV and their respective Affiliates (including, from and after the Closing, Expro and its Affiliates) and Mosing Holdings and its respective Affiliates (i) agree that the Closing Date Payment and any Tax Benefit Payments paid pursuant to this Agreement are intended to be treated for applicable Tax purposes as additional consideration paid to Mosing Holdings with respect to the 2016 Exchange; (ii) shall not take any position inconsistent with such treatment on any Tax Return or in any tax proceeding, except as otherwise required pursuant to a Determination; and (iii) acknowledge that, as of the date of this Agreement, the aggregate value of any future Tax Benefit Payments cannot reasonably be ascertained for Tax purposes.

ARTICLE III

FUTURE TAX BENEFIT PAYMENTS

Section 3.1 Tax Benefit Schedule. Within 60 calendar days after the filing of the U.S. federal income Tax Return of the Corporate Taxpayer for each of the 2023, 2025, 2027, 2029, and 2031 Taxable Years (each a “Reporting Taxable Year”), FINV will provide to Mosing Holdings:

(a) a schedule showing, in reasonable detail, the calculation of the Realized Tax Benefit or Realized Tax Detriment, if any, for such Reporting Taxable Year and the immediately preceding Taxable Year and the Tax Benefit Payment, if any, due to Mosing Holdings pursuant to Section 3.3(a) for such Reporting Taxable Year and the immediately preceding Taxable Year (a “Tax Benefit Schedule”); and

(b) schedules and work papers, as determined by FINV or requested by Mosing Holdings, providing reasonable detail regarding the preparation of such Tax Benefit Schedule.

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Section 3.2 Procedure; Amendments.

(a) Following delivery of a Tax Benefit Schedule, FINV will allow Mosing Holdings reasonable access at no cost to the appropriate representatives at the Corporate Taxpayer, as reasonably requested by Mosing Holdings, in connection with a review of such Tax Benefit Schedule. A Tax Benefit Schedule or amendment thereto shall become final and binding on all parties 30 calendar days from the first date on which Mosing Holdings has received such Tax Benefit Schedule or amendment thereto unless Mosing Holdings (i) within 30 calendar days after receiving such Tax Benefit Schedule or amendment thereto, provides FINV with notice of a material objection to such Tax Benefit Schedule or amendment thereto (“Objection Notice”) made in good faith or (ii) provides a written waiver of such right to provide an Objection Notice within the period described in clause (i) above, in which case such Tax Benefit Schedule or amendment thereto becomes binding on the date such waiver is received by FINV. If the parties, for any reason, are unable to successfully resolve the issues raised in an Objection Notice within 30 calendar days after receipt by FINV of such Objection Notice, FINV and Mosing Holdings shall employ the reconciliation procedures described in Section 6.9 of this Agreement (the “Reconciliation Procedures”).

(b) A Tax Benefit Schedule delivered with respect to any Reporting Taxable Year and the immediately preceding Taxable Year may be amended from time to time by FINV (i) in connection with a Determination affecting such Tax Benefit Schedule, (ii) to correct material inaccuracies in such Tax Benefit Schedule identified as a result of the receipt of additional factual information relating to the Taxable Years covered by such Tax Benefit Schedule after the date such Tax Benefit Schedule was provided to Mosing Holdings, (iii) to comply with the Expert’s determination under the Reconciliation Procedures, (iv) to reflect a material change in the Realized Tax Benefit or Realized Tax Detriment for the Taxable Years attributable to a carryback or carryforward of a loss or other Tax item to such Taxable Years covered by such Tax Benefit Schedule, or (v) to reflect a material change in the Realized Tax Benefit or Realized Tax Detriment for the Taxable Years covered by such Tax Benefit Schedule attributable to an amended Tax Return filed for any such Taxable Years (any such Tax Benefit Schedule, an “Amended Schedule”).

Section 3.3 Payments and Subordination.

(a) Payments. Within five (5) calendar days after a Tax Benefit Schedule delivered to Mosing Holdings with respect to a Reporting Taxable Year and the immediately preceding Taxable Year becomes final in accordance with Section 3.2(a), FINV shall pay to Mosing Holdings an amount equal to the sum of (1) the excess, if any, of (i) 85% of the Cumulative Net Realized Tax Benefit as of the end of such Reporting Taxable Year over (ii) the sum of (A) the Deductible plus (B) the aggregate amount of payments previously made pursuant to this Section 3.3(a) (excluding payments attributable to Accrued Amounts), and (2) the Accrued Amount (such sum, a “Tax Benefit Payment”). For the avoidance of doubt, FINV shall not be required to make a Tax Benefit Payment under this Agreement until 85% of the Cumulative Net Realized Tax Benefit of the Corporate Taxpayer from and after the Closing exceeds the Deductible, in which event FINV shall only be required to make a Tax Benefit Payment in excess of the Deductible. Each such Tax Benefit Payment shall be made by wire transfer of immediately available funds to the bank account previously designated by Mosing Holdings to FINV or as otherwise agreed by FINV and Mosing Holdings. For the avoidance of doubt, no Tax Benefit Payment shall be made in respect of estimated Tax payments, including, without limitation, U.S. federal estimated income Tax payments.

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(b) No Duplicative Payments. It is intended that the provisions of this Agreement will not result in duplicative payment of any amount (including interest) required under this Agreement or under the 2013 Agreement. It is also intended that the provisions of this Agreement will result in (i) 85% of the Cumulative Net Realized Tax Benefit in excess of the Deductible and (ii) any Accrued Amounts on any excess amount described in clause (i) being paid to Mosing Holdings pursuant to this Agreement. The provisions of this Agreement shall be construed in the appropriate manner to achieve these fundamental results.

(c) Subordination. Notwithstanding any other provision of this Agreement to the contrary, any Tax Benefit Payment required to be made by FINV to Mosing Holdings under this Agreement shall rank subordinate and junior in right of payment to any principal, interest or other amounts due and payable in respect of any obligations in respect of indebtedness for borrowed money of FINV and its Subsidiaries (“Senior Obligations”) and shall rank pari passu with all current or future unsecured obligations of FINV that are not Senior Obligations.

(d) Late Payments by FINV. The amount of all or any portion of any Tax Benefit Payment not made to Mosing Holdings when due under the terms of this Agreement shall be payable together with any interest thereon, computed at the Default Rate and commencing from the date on which such Tax Benefit Payment was due and payable.

Section 3.4 No Disputes; Consistency; Cooperation.

(a) Participation in FINV’s Tax Matters. Except as otherwise provided herein, FINV shall have full responsibility for, and sole discretion over, all Tax matters concerning the Corporate Taxpayer and FICV and its Subsidiaries, including without limitation the preparation, filing or amending of any Tax Return and defending, contesting or settling any issue pertaining to Taxes. Notwithstanding the foregoing, FINV shall notify Mosing Holdings of, and keep Mosing Holdings reasonably informed with respect to, the portion of any audit of the Corporate Taxpayer and FICV by a Taxing Authority the outcome of which is reasonably expected to affect the rights and obligations of Mosing Holdings under this Agreement, and shall provide to Mosing Holdings reasonable opportunity to provide information and other input to the Corporate Taxpayer, FICV and their respective advisors concerning the conduct of any such portion of such audit.

(b) Consistency. Except upon the written advice of a Qualified Tax Advisor, and except for items that are explicitly characterized as “deemed” or in a similar manner by the terms of this Agreement, FINV and Mosing Holdings agree to report and cause to be reported for all purposes, including U.S. federal, state, local and non-U.S. Tax purposes and financial reporting purposes, all Tax-related items (including, without limitation, the Reference Assets and each Tax Benefit Payment) in a manner consistent with that specified by FINV in any Tax Benefit Schedule required to be provided by or on behalf of the Corporate Taxpayer under this Agreement. Any Dispute concerning such advice shall be subject to the terms of the Reconciliation Procedures.

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(c) Cooperation. Mosing Holdings shall (i) furnish to FINV in a timely manner such information, documents and other materials as FINV may reasonably request for purposes of making any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return or contesting or defending any audit, examination or controversy with any Taxing Authority, (ii) make itself available to FINV and its representatives to provide explanations of documents and materials and such other information as FINV or its representatives may reasonably request in connection with any of the matters described in clause (i) above, and (iii) reasonably cooperate in connection with any such matter, and FINV shall reimburse Mosing Holdings for any reasonable third-party costs and expenses incurred pursuant to this Section 3.4(c).

ARTICLE IV

TERMINATION

Section 4.1 Termination of Agreement. Subject to Section 2.1 and Section 4.2, this Agreement shall terminate automatically upon the earlier of (i) the termination of the Merger Agreement or (ii) the making of any Tax Benefit Payment relating to the 2031 Reporting Taxable Year and the immediately preceding Taxable Year or, if no such payment is due for such Reporting Taxable Year or the immediately preceding Taxable Year, the date upon which the Tax Benefit Schedule for the 2031 Reporting Taxable Year becomes final pursuant to Section 2.1.

Section 4.2 Survival. None of the representations, warranties, covenants, obligations or other agreements set forth in this Agreement shall survive the termination of this Agreement. Notwithstanding the foregoing, the provisions of this Section 4.2 and Article VI and any claim for breach of the representations, warranties, covenants, obligations or other agreements set forth in this Agreement that occurred prior to termination hereof shall survive the termination of this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

Section 5.1 Representations and Warranties of Mosing Holdings. Mosing Holdings represents and warrants to FINV and FICV that the statements contained in this Section 5.1 shall be true and correct as of the date of this Agreement and as of the Closing Date.

(a) Authorization of Transaction. Mosing Holdings has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by Mosing Holdings of this Agreement and the performance by Mosing Holdings of this Agreement and the consummation by Mosing Holdings of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Mosing Holdings. This Agreement has been duly and validly executed and delivered by Mosing Holdings and such agreements constitute valid and binding obligations of Mosing Holdings, enforceable against Mosing Holdings in accordance with their terms, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, or similar laws, legal requirements and judicial decisions from time to time in effect which affect creditors’ rights generally. Mosing Holdings, FINV and FICV are the only parties to the 2013 Agreement, and no Person other than Mosing Holdings, FINV and FICV have any rights, entitlements or obligations under the 2013 Agreement.

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(b) Sole TRA Holder. Mosing Holdings is the sole and exclusive “TRA Holder” under the 2013 Agreement, and no assignment of its rights or obligations under the 2013 Agreement has occurred.

Section 5.2 Representations and Warranties of FINV and FICV. FINV and FICV represent and warrant to Mosing Holdings that the statements contained in this Section 5.2 shall be true and correct as of the date of this Agreement and as of the Closing Date.

(a) Authorization of the Transaction. Each of FINV and FICV has all requisite power and authority to execute and deliver this Agreement and to perform its respective obligations hereunder. The execution and delivery by each of FINV and FICV of this Agreement, the performance by each of FINV and FICV of this Agreement and the consummation by each of FINV and FICV of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of FINV or FICV, as applicable. This Agreement has been duly and validly executed and delivered by each of FINV and FICV and this Agreement constitutes valid and binding obligations of each of FINV and FICV, enforceable against FINV and FICV in accordance with its terms, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, or similar laws, legal requirements and judicial decisions from time to time in effect which affect creditors’ rights generally.

ARTICLE VI

MISCELLANEOUS

Section 6.1 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed duly given and received (a) on the date of delivery if delivered personally, or by facsimile upon confirmation of transmission by the sender’s fax machine if sent on a Business Day (or otherwise on the next Business Day) or (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to FINV or FICV, to:

10260 Westheimer, Suite 700

Houston, Texas 77042

Attention: John Symington

Email: John.Symington@franksintl.com

If to Mosing Holdings, to:

10260 Westheimer, Suite 200

Houston, Texas 77042

Attention: Michelle Foutch

Email: Michelle.Foutch@mosinggroup.com

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Any party may change its address or fax number by giving the other party written notice of its new address or fax number in the manner set forth above.

Section 6.2 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Delivery of an executed signature page to this Agreement by facsimile transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 6.3 Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements (including the 2013 Agreement) and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing, the parties hereto agree that, unless the Merger Agreement is terminated in accordance with its terms prior to the Closing, Expro is an express third party beneficiary of this Agreement and this Agreement is enforceable by Expro in all respects. None of the provisions of this Agreement may be amended, modified or otherwise adjusted, and this Agreement may not be terminated or waived in any respect, by any party without the prior written consent of Expro (which consent may be withheld by Expro in its sole discretion).

Section 6.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Texas, without regard to the conflicts of laws principles thereof that would mandate the application of the laws of another jurisdiction.

Section 6.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 6.6 Successors; Assignment; Amendments; Waivers. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. No party hereto may assign either this Agreement or its rights, interests or obligations hereunder without the prior written consent of each other party hereto.

(a) No provision of this Agreement may be amended unless such amendment is approved in writing by each party hereto. No provision of this Agreement may be waived unless such waiver is in writing and signed by the party against whom the waiver is to be effective.

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(b) Except as otherwise specifically provided herein, all of the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors, assigns, heirs, executors, administrators and legal representatives. FINV shall cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Corporate Taxpayer, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Corporate Taxpayer would be required to perform if no such succession had taken place.

Section 6.7 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

Section 6.8 Resolution of Disputes.

(a) Any and all disputes which are not governed by Section 6.9, including any ancillary claims of any party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance or non-performance of this Agreement (including the validity, scope and enforceability of this Section 6.8 and Section 6.9) (each a “Dispute”) shall be governed by this Section 6.8. The parties hereto shall attempt in good faith to resolve all Disputes by negotiation. If a Dispute between the parties hereto cannot be resolved in such manner, such Dispute shall be finally settled by arbitration conducted by a single arbitrator in Houston, Texas in accordance with the then-existing Rules of Arbitration of the International Chamber of Commerce. If the parties to the Dispute fail to agree on the selection of an arbitrator within ten (10) days of the receipt of the request for arbitration, the International Chamber of Commerce shall make the appointment. The arbitrator shall be a lawyer admitted to the practice of law in the State of Texas and shall conduct the proceedings in the English language. Performance under this Agreement shall continue if reasonably possible during any arbitration proceedings. In addition to monetary damages, the arbitrator shall be empowered to award equitable relief, including an injunction and specific performance of any obligation under this Agreement. The arbitrator is not empowered to award damages in excess of compensatory damages, and each party hereby irrevocably waives any right to recover punitive, exemplary or similar damages with respect to any Dispute. The award shall be the sole and exclusive remedy between the parties regarding any claims, counterclaims, issues, or accounting presented to the arbitral tribunal. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets.

(b) Notwithstanding the provisions of paragraph (a), any party to this Agreement may bring an action or special proceeding in any court of competent jurisdiction for the purpose of compelling a party to arbitrate, seeking temporary or preliminary relief in aid of an arbitration hereunder, and/or enforcing an arbitration award and, for the purposes of this paragraph (b), each of the parties to this Agreement (i) expressly consents to the application of paragraph (c) of this Section 6.8 to any such action or proceeding, and (ii) agrees that proof shall not be required that monetary damages for breach of the provisions of this Agreement would be difficult to calculate and that remedies at law would be inadequate.

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(c) (i) EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF COURTS LOCATED IN TEXAS FOR THE PURPOSE OF ANY JUDICIAL PROCEEDING BROUGHT IN ACCORDANCE WITH THE PROVISIONS OF PARAGRAPH (B) OF THIS SECTION 6.8, OR ANY JUDICIAL PROCEEDING ANCILLARY TO AN ARBITRATION OR CONTEMPLATED ARBITRATION ARISING OUT OF OR RELATING TO OR CONCERNING THIS AGREEMENT. Such ancillary judicial proceedings include any suit, action or proceeding to compel arbitration, to obtain temporary or preliminary judicial relief in aid of arbitration, or to confirm an arbitration award. The parties acknowledge that the forums designated by this paragraph (c) have a reasonable relation to this Agreement, and to the parties’ relationship with one another; and

(ii) The parties hereby waive, to the fullest extent permitted by applicable law, any objection which they now or hereafter may have to personal jurisdiction or to the laying of venue of any such ancillary suit, action or proceeding brought in any court referred to in paragraph (c)(1) of this Section 6.8 and such parties agree not to plead or claim the same.

Section 6.9 Reconciliation. In the event that FINV and Mosing Holdings are unable to resolve a disagreement with respect to the matters governed by Section 3.2 and Section 3.4(b) within the relevant period designated in this Agreement (“Reconciliation Dispute”), the Reconciliation Dispute shall be submitted for determination to a nationally recognized expert (the “Expert”) in the particular area of disagreement mutually acceptable to both parties. The Expert shall be a partner or principal in a nationally recognized accounting or law firm, and unless FINV and Mosing Holdings agree otherwise, the Expert shall not, and the firm that employs the Expert shall not, have any material relationship with the Corporate Taxpayer or Mosing Holdings or other actual or potential conflict of interest. If the parties are unable to agree on an Expert within fifteen (15) days of receipt by the respondent(s) of written notice of a Reconciliation Dispute, the Expert shall be appointed by the International Chamber of Commerce Centre for Expertise. The Expert shall resolve any matter relating to the Tax Benefit Schedule or an amendment thereto within 15 calendar days or as soon thereafter as is reasonably practicable, in each case after the matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement would be due (in the absence of such disagreement) or any Tax Return reflecting the subject of a disagreement is due, the undisputed amount shall be paid on the date prescribed by this Agreement and such Tax Return may be filed as prepared by the Corporate Taxpayer, subject to adjustment or amendment upon resolution. The costs and expenses relating to the engagement of such Expert or amending any Tax Return shall be borne by FINV except as provided in the next sentence. FINV and Mosing Holdings shall bear their own costs and expenses of such proceeding, unless (i) the Expert adopts Mosing Holdings’ position, in which case FINV shall reimburse Mosing Holdings for any reasonable out-of-pocket costs and expenses in such proceeding, or (ii) the Expert adopts FINV’s position, in which case Mosing Holdings shall reimburse FINV for any reasonable out-of-pocket costs and expenses in such proceeding. Any dispute as to whether a dispute is a Reconciliation Dispute within the meaning of this Section 6.9 shall be decided by the Expert. The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 6.9 shall be binding on FINV and its Subsidiaries and Mosing Holdings and may be entered and enforced in any court having jurisdiction.

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Section 6.10 Withholding. FINV shall be entitled to deduct and withhold from any payment payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of U.S. federal, state, local or non-U.S. tax law; provided that, prior to deducting or withholding any such amounts, FINV shall notify Mosing Holdings and shall consult in good faith with Mosing Holdings regarding the basis for such deduction or withholding. FINV and Mosing Holdings shall reasonably cooperate with each other to minimize the amounts required to be deducted and withheld. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to Mosing Holdings. To the extent that any payment pursuant to this Agreement is not reduced by such deductions or withholding, Mosing Holdings shall indemnify FINV for any amounts imposed by any Taxing Authority for the failure to withhold. Mosing Holdings shall promptly provide to FINV (or other applicable withholding agent) any applicable Tax forms and certifications reasonably requested in connection with determining whether any such deduction or withholding is required under any provision of U.S. federal, state or local or non-U.S. Tax law.

Section 6.11 Admission of the Corporate Taxpayer into a U.S. Consolidated Group; Transfers of Corporate Assets.

(a) If the Corporate Taxpayer becomes a member of an affiliated or consolidated group of corporations that files a consolidated income Tax Return pursuant to Sections 1501 et seq. of the Code or any corresponding provisions of U.S. state or local law, then: (i) the provisions of this Agreement shall be applied with respect to the group as a whole; and (ii) Tax Benefit Payments and other applicable items hereunder shall be computed with reference to the consolidated taxable income of the group as a whole.

(b) If the Corporate Taxpayer (or any member of a group described in Section 6.11(a)) transfers or is deemed to transfer (directly or indirectly) any Reference Asset to a transferee that is treated as a corporation for U.S. federal income tax purposes (and that is neither treated as a member of the group that makes up the Corporate Taxpayer nor a member of a group described in Section 6.11(a)), in a transaction in which the transferee’s basis in the property acquired is determined in whole or in part by reference to such transferor’s basis in such property, then, before transferring such Reference Asset, the Corporate Taxpayer shall cause such transferee to assume the obligation to make payments hereunder with respect to the applicable Exchange Basis Adjustment associated with any Reference Asset or interest therein acquired (directly or indirectly) in such transfer (taking into account any gain recognized in the transaction) in a manner consistent with the terms of this Agreement as the transferee (or one of its Affiliates) actually realizes Tax benefits from such Exchange Basis Adjustment.

Section 6.12 Confidentiality.

(a) Mosing Holdings acknowledges and agrees that the information of the Corporate Taxpayer is confidential and, except in the course of performing any duties as necessary for FINV and its Affiliates, as required by law or legal process or to enforce the terms of this Agreement, such person shall keep and retain in the strictest confidence and not disclose to any Person any

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confidential matters, acquired pursuant to this Agreement, of the Corporate Taxpayer and its Affiliates and successors, concerning FINV and its Affiliates and successors, learned by Mosing Holdings heretofore or hereafter. This Section 6.12 shall not apply to (i) any information that has been made publicly available by FINV or any of its Affiliates, becomes public knowledge (except as a result of an act of Mosing Holdings in violation of this Agreement) or is generally known to the business community and (ii) the disclosure of information to the extent necessary for Mosing Holdings to prepare and file its Tax Returns, to respond to any inquiries regarding the same from any Taxing Authority or to prosecute or defend any action, proceeding or audit by any Taxing Authority with respect to such returns. Notwithstanding anything to the contrary herein, Mosing Holdings (and each employee, representative or other agent of Mosing Holdings or its assignees, as applicable) may disclose to any and all Persons, without limitation of any kind, the Tax treatment and Tax structure of the Corporate Taxpayer, FICV, and their Affiliates, and any of their transactions, and all materials of any kind (including opinions or other Tax analyses) that are provided to Mosing Holdings relating to such Tax treatment and Tax structure.

(b) If Mosing Holdings or an assignee commits a breach, or threatens to commit a breach, of any of the provisions of this Section 6.12, FINV shall have the right and remedy to have the provisions of this Section 6.12 specifically enforced by injunctive relief or otherwise by any court of competent jurisdiction without the need to post any bond or other security, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to FINV or any of its Subsidiaries or Mosing Holdings and the accounts and funds managed by FINV and that money damages alone shall not provide an adequate remedy to such Persons. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available at law or in equity.

Signature Page Follows

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IN WITNESS WHEREOF, FINV, FICV and Mosing Holdings have duly executed this Agreement as of the date first written above.

Frank’s International N.V.

	By:	/s/ Michael C. Kearney
	Name:	Michael C. Kearney
	Title:	Chairman, President and Chief Executive Officer

Frank’s International C.V.

By:	Frank’s International Management B.V.,
its general partner

	By:	/s/ Michael C. Kearney
	Name:	Michael C. Kearney
	Title:	Authorized Persson

Mosing Holdings, LLC

	By:	/s/ D. Keith Mosing
	Name:	D. Keith Mosing
	Title:	Chief Executive Officer

Signature Page to Amended and Restated Tax Receivable Agreement

Exhibit 99.1

Expro and Frank’s to Combine to Create a Leading Full-Cycle Service Provider

Compelling Combination of Global Energy Services Leaders with Highly Complementary Capabilities

Shareholders to Benefit from Stock-for-Stock Transaction that Allows for Participation in

Recovery Upside and Through-Cycle Resiliency due to a More Diversified Earnings Base

Transaction Brings Improved Profitability and Free Cash Flow,

with Estimated Annual Cost Synergies of $70 Million

Combination Facilitates Faster, Returns-Focused Growth,

with Scope for Additional Investment in Future-Facing Technologies

Strong Pro Forma Financial Profile with No Debt, Approximately $285 Million of Cash

Companies to Host Conference Call Today at 1:30 PM GMT / 7:30 AM CT

READING, UNITED KINGDOM and HOUSTON, TEXAS, — MARCH 11, 2021 — Expro Group, a privately-held international energy services company with market leadership in well access and well flow optimization, and Frank’s International (NYSE: FI), a global oil services company that provides a broad range of highly engineered drilling and completions solutions and services, today announced a definitive agreement under which the companies will combine in an all-stock transaction. Upon the closing of the transaction, Expro shareholders will own approximately 65% of the combined entity, with Frank’s shareholders owning approximately 35%.

The combination brings together two companies with decades of market leadership, best-in-class safety and service quality performance, exceptional talent and global capabilities in well construction, well flow management, subsea well access, well intervention and production services. With a broad range of complementary, highly specialized equipment and services, the combined company will provide customers with cost-effective, innovative solutions across the well lifecycle, driving a stable, diverse revenue mix. The combined company will have a strong, debt-free balance sheet, robust order backlog, more than $1 billion of pro forma annual revenue as well as an ability to generate through-cycle free cash flow and growth.

“This transaction unites two established industry players to create a leading service provider with an extensive portfolio of capabilities across the well lifecycle,” said Mike Jardon, Chief Executive Officer of Expro. “Together, Expro and Frank’s will be better positioned to support our customers around the world and navigate industry cyclicality. This business combination also allows us to rationalize facilities and other support costs, optimize business processes, capitalize on profitable growth opportunities and create value for shareholders of both companies, particularly as the environment for international projects continues to improve.”

Mr. Jardon continued, “We expect the combined company’s scale, debt-free balance sheet and cash flow outlook will allow us to accelerate growth. This will be achieved through an enhanced ability to deliver integrated customer solutions and increased investments in digitalization, autonomous operations and other technologies. The combination of Expro and Frank’s also allows us to advance our commitment to a lower carbon future, which is underpinned by our goals to maximize efficiency and improve our products and services to help the Company and its customers lower emissions. Finally, this transaction will unite two of the premier teams in the industry, and better allow us to attract, retain and develop the best workforce. We look forward to combining the strengths of our businesses and teams and building upon both companies’ proud track records of providing safe, reliable and cost-effective solutions and best-in-class service quality to Expro’s and Frank’s many customers.”

“Expro and Frank’s share complementary cultures, values and competencies – all of which support a smooth integration for our customers and employees,” said Mike Kearney, Chairman, President and CEO of Frank’s. “After undertaking a thorough process to consider a range of strategic alternatives, we are confident that this transaction presents a compelling opportunity for Frank’s shareholders to benefit from value creation led by returns-focused growth. The combination brings scale, improved profitability and free cash flow and, together, we will be better positioned for the industry recovery, of which we are in the early stages. We are extremely proud of Frank’s history and the talented individuals of Frank’s who helped build and sustain our great company. We expect this combination to create career development and advancement opportunities for many of our employees as part of a more balanced and stronger combined organization.”

Multiple Avenues for Value Creation

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Broad offering that spans the well lifecycle provides through-cycle resilience and ability to better capture cyclical recovery upside: The combined company’s expanded product offerings will enable it to perform well across the oilfield cycle – generating strong and stable cash flow – and positioning it to capitalize on upside driven by a recovery. The combined company will offer a balanced portfolio of services and solutions that meet customer needs across well construction, completions, production optimization and de-commissioning, in both onshore and offshore markets. Its diverse revenue streams are supported by a global operating footprint and a blue-chip customer base. Together, Expro and Frank’s will generate approximately one-third of the combined company’s revenue from customers’ production optimization efforts. At December 31, 2020, Expro’s backlog was approximately $1 billion.

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Establishes well lifecycle leadership across enhanced geographic footprint, including key international markets: The combined company will have leading positions in large addressable markets across the well-lifecycle and customer spend, with operations in more than 50 countries and across six continents, including the world’s most prolific oil and gas basins. Expro’s established position in North Africa, the Middle East and Asia markets will provide significant opportunities to expand Frank’s presence in these attractive regions. Similarly, the combined company will leverage Frank’s strong position in drilling and completions services throughout the Americas to deliver integrated customer solutions.

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Robust technology and innovation pipeline to aid sustainability goals: Both companies are committed to continuing their development of technologies that will drive enhanced sustainability and enable the combined company to capitalize on industry trends geared towards digitalization, automation and a lower carbon future. The combined company will remain committed to achieving a 50% reduction in carbon intensity by 2030, and net zero CO2 emissions by 2050, protecting the environment while providing core products and services that help make energy affordable for people around the world and optimize participation in the energy transition.

Strong Balance Sheet and Synergies Bring Significant Degree of Operational Flexibility and Strategic Optionality

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Significant and achievable synergies: The combined company is targeting approximately $55 million of annual run-rate cost synergies to be achieved in the first twelve months, ramping up to $70 million of annual cost savings within 36 months. The companies have also identified significant growth opportunities through complementary customer relationships and operating footprints, earlier visibility into customer requirements, increased time on rig and greater exposure to the full life of the field.

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Strong balance sheet and cash flow before synergies: The combined company will have a debt-free balance sheet and pro forma revenue and adjusted EBITDA, excluding identified synergies, of more than $1 billion and $107 million, respectively, based on the twelve months ended December 31, 2020. At closing, the combined company is expected to have approximately $285 million of cash. To supplement available liquidity, the companies expect to complete syndication of a revolving credit facility, which will be available for direct borrowings and letters of credit, of up to $250 million prior to the close of the transaction.

Proven Leadership Team

Upon closing of the transaction, Expro Chief Executive Officer, Mike Jardon, will become Chief Executive Officer of the combined company and will be a member of the Board of Directors. Mike Kearney, Frank’s Chairman, President and Chief Executive Officer, will serve as Chairman of the combined company. Quinn Fanning will serve as Chief Financial Officer of the combined company, and the remainder of the new leadership team is expected to include representatives of both companies.

In addition to Mike Kearney and Mike Jardon, the remainder of the combined company’s nine-member Board of Directors will comprise five additional directors appointed by Expro and two additional directors appointed by Frank’s.

The combined company will be operationally headquartered in Houston, Texas, and will maintain a significant operating presence in Lafayette, Louisiana, Aberdeen, Scotland and other key locations around the world. The principal executive office of the combined company will remain in the Netherlands.

Transaction Terms

Under the terms of the agreement, which has been unanimously approved by the Boards of Directors of both companies, Expro shareholders will receive a fixed exchange ratio of 7.272 shares of Frank’s for each share of Expro owned, subject to adjustment in specified circumstances. Upon the closing of the transaction, Expro shareholders will own approximately 65% of the merged entity, with Frank’s shareholders owning approximately 35%. The transaction is structured to be tax-free to shareholders, and is expected to close in the quarter ending September 30, 2021, subject to approval by Frank’s and Expro shareholders and customary closing conditions, including required regulatory approvals. Upon closing, the combined company will assume the Expro Group name and be listed on the NYSE exchange under the symbol “XPRO”. The combined company will retain the Frank’s brand name for its well construction solutions.

The Mosing family representatives on the Frank’s Board unanimously support the transaction. Expro shareholders representing approximately two-thirds of ownership have agreed to support the transaction.

Advisors

J.P. Morgan Securities plc is serving as financial advisor and Gibson, Dunn & Crutcher LLP is serving as legal counsel to Expro. Moelis & Company is serving as financial advisor and Vinson & Elkins LLP is serving as legal counsel to Frank’s.

Conference Call and Webcast

Expro and Frank’s will host a conference call today at 1:30 PM GMT / 7:30 AM CT to discuss this morning’s announcement. To access the call, please dial 1-(877) 883-0383 or 1-(412) 902-6506 outside the U.S. and enter passcode 1813872. Due to the anticipated high number of callers, the companies encourage listeners to join via webcast unless they intend to participate in the Q&A portion of the call. Those joining by phone should dial in 10-15 minutes prior to the scheduled start time. The conference call will also be broadcast live via the Internet and can be accessed on each company’s website at www.exprogroup.com and www.franksinternational.com.

A webcast replay of the conference call will be available at each company’s website shortly after the call.

ABOUT EXPRO GROUP

For clients working across the entire well life cycle, Expro is the well flow optimization expert. With nearly 50 years of market leadership, Expro employs approximately 4,000 people across 50 countries worldwide. The company combines innovative technologies with high quality data to deliver cost-effective solutions across three main capabilities: well testing and appraisal services; subsea, completion and intervention services; and production services. Expro delivers a service that’s not just state of the art, but highly accurate. www.exprogroup.com

ABOUT FRANK’S INTERNATIONAL

Frank’s International N.V. is a global oil services company that provides a broad and comprehensive range of highly engineered tubular running services, tubular fabrication, and specialty well construction and well intervention solutions with a focus on complex and technically demanding wells. Founded in 1938, Frank’s has approximately 2,400 employees and provides services to leading exploration and production companies in both onshore and offshore environments in approximately 40 countries on six continents. The Company’s common stock is traded on the NYSE under the symbol “FI.” Additional information is available on the Company’s website, www.franksinternational.com.

No Offer or Solicitation

This communication relates to a proposed merger and related transactions (the “Transactions”) between Frank’s International N.V. (“Frank’s”) and Expro Group Holdings International Limited (“Expro”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transactions or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Transactions, Frank’s intends to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus of Frank’s. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of the Frank’s and Expro. SHAREHOLDERS OF FRANK’S AND EXPRO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS. Such shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Frank’s and Expro once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Additional information is available on the Frank’s website, www.franksinternational.com.

Participants in the Solicitation

Frank’s and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Frank’s in connection with the Transactions. Expro and its officers and directors may also be deemed participants in such solicitation.

Information regarding Frank’s directors and executive officers is contained in the proxy statement for Frank’s 2020 Annual Meeting of Shareholders, which was filed with the SEC on April 28, 2020, Frank’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 1, 2021, and certain of its Current Reports on Form 8-K. You can obtain a free copy of these documents at the SEC’s website at http://www.sec.gov or by accessing Frank’s website at http://www.franksinternational.com.

Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Expro or Frank’s expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance that convey the uncertainty of future events or outcomes identify the forward-looking statements, although not all forward-looking statements contain such identifying words. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include, but are not limited to, statements, estimates and projections regarding the Transactions, pro forma descriptions of the combined company, anticipated or expected revenues, EBITDA, synergies or cost-savings, operations, integration and transition plans, opportunities and anticipated future performance. These statements are based on certain assumptions made by Frank’s and Expro based on management’s experience, expectations and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of performance.

Although Frank’s and Expro believe the expectations reflected in these forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Moreover, such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Frank’s, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. Such risks and uncertainties include the risk of the failure to obtain the required votes of Frank’s and Expro’s shareholders; the timing to consummate the Transactions; the risk that the conditions to closing of the Transactions may not be satisfied or that the closing of the Transactions otherwise does not occur; the failure to close the Transactions on the anticipated terms, including the anticipated tax treatment; the risk that a regulatory approval, consent or authorization that may be required for the Transactions is not obtained in a timely manner or at all, or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the Transactions; unanticipated difficulties or expenditures relating to the Transactions; the diversion of management time on Transactions-related matters; the ultimate timing, outcome and results of integrating the operations of Frank’s and Expro; the effects of the business combination of Frank’s and Expro following the consummation of the Transactions, including the combined company’s future financial condition, results of operations, strategy and plans; the risk that any announcements relating to the Transactions could have adverse effects on the market price of Frank’s common stock; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transactions; expected synergies and other benefits from the Transactions; the potential for litigation related to the Transactions; results of litigation, settlements and investigations; actions by third parties, including governmental agencies; volatility in customer spending and in oil and natural gas prices, which could adversely affect demand for Frank’s and Expro’s services and their associated effect on rates, utilization, margins and planned capital expenditures; unique risks associated with offshore operations; global economic conditions; liabilities from operations; decline in, and ability to realize, backlog; equipment specialization and new technologies; adverse industry conditions; adverse credit and equity market conditions; difficulty in building and deploying new equipment; difficulty in integrating acquisitions; shortages, delays in delivery and interruptions of supply of equipment, supplies and materials; weather; loss of, or reduction in business with, key customers; legal proceedings; ability to effectively identify and enter new markets; governmental regulation, including legislative and regulatory initiatives addressing global climate change or other environmental concerns; investment in and development of competing or alternative energy sources; ability to retain and hire key personnel, including management and field personnel; the length of time it will take for the United States and the rest of the world to slow the spread of the COVID-19 virus to the point where applicable authorities ease current restrictions on various commercial and economic activities; and other important factors that could cause actual results to differ materially from those projected.

All such factors are difficult to predict and are beyond Expro’s or Frank’s control, including those detailed in Frank’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Frank’s website at http://www.franksinternational.com and on the SEC’s website at http://www.sec.gov. Any forward-looking statement speaks only as of the date on which such statement is made, and Expro and Frank’s undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements.

Frank’s Contact:

Sydney Isaacs / Alan Oshiki

Abernathy MacGregor

713-817-9346

Expro Contact:

Quinn Fanning

Expro

281-994-1066

Andrew Siegel / Nick Lamplough

Joele Frank, Wilkinson Brimmer

Katcher

212-355-4449

Exhibit 99.2

EXPRO

CREATING A LEADING FULL-CYCLE SERVICE PROVIDER

March 11, 2021

EXPRO FRANK'S INTERNATIONAL

Exhibit 99.2 CREATING A LEADING FULL-CYCLE SERVICE PROVIDER March 11, 2021Exhibit 99.2 CREATING A LEADING FULL-CYCLE SERVICE PROVIDER March 11, 2021

Important Information No Offer or Solicitation This communication relates to a proposed merger and related transactions (the “Transactions”) between Frank’s International N.V. (“Frank’s”) and Expro Group Holdings International Limited (“Expro”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transactions or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Important Additional Information In connection with the Transactions, Frank’s intends to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus of Frank’s. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of the Frank’s and Expro. SHAREHOLDERS OF FRANK’S AND EXPRO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS. Such shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Frank’s and Expro once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Additional information is available on the Frank’s website, www.franksinternational.com. Participants in the Solicitation Frank’s and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Frank’s in connection with the Transactions. Expro and its officers and directors may also be deemed participants in such solicitation. Information regarding Frank’s directors and executive officers is contained in the proxy statement for Frank’s 2020 Annual Meeting of Shareholders, which was filed with the SEC on April 28, 2020, Frank’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 1, 2021, and certain of its Current Reports on Form 8-K. You can obtain a free copy of these documents at the SEC’s website at http://www.sec.gov or by accessing Frank’s website at http://www.franksinternational.com. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. 1Important Information No Offer or Solicitation This communication relates to a proposed merger and related transactions (the “Transactions”) between Frank’s International N.V. (“Frank’s”) and Expro Group Holdings International Limited (“Expro”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transactions or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Important Additional Information In connection with the Transactions, Frank’s intends to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus of Frank’s. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of the Frank’s and Expro. SHAREHOLDERS OF FRANK’S AND EXPRO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS. Such shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Frank’s and Expro once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Additional information is available on the Frank’s website, www.franksinternational.com. Participants in the Solicitation Frank’s and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Frank’s in connection with the Transactions. Expro and its officers and directors may also be deemed participants in such solicitation. Information regarding Frank’s directors and executive officers is contained in the proxy statement for Frank’s 2020 Annual Meeting of Shareholders, which was filed with the SEC on April 28, 2020, Frank’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 1, 2021, and certain of its Current Reports on Form 8-K. You can obtain a free copy of these documents at the SEC’s website at http://www.sec.gov or by accessing Frank’s website at http://www.franksinternational.com. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. 1

Forward-Looking Statements The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Expro or Frank’s expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance that convey the uncertainty of future events or outcomes identify the forward-looking statements, although not all forward-looking statements contain such identifying words. Without limiting the generality of the foregoing, forward-looking statements contained in this communication specifically include, but are not limited to, statements, estimates and projections regarding the Transactions, pro forma descriptions of the combined company, anticipated or expected revenues, EBITDA, synergies or cost-savings, operations, integration and transition plans, opportunities and anticipated future performance. These statements are based on certain assumptions made by Frank’s and Expro based on management’s experience, expectations and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of performance. Although Frank’s and Expro believe the expectations reflected in these forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Moreover, such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Frank’s, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. Such risks and uncertainties include the risk of the failure to obtain the required votes of Frank’s and Expro’s shareholders; the timing to consummate the Transactions; the risk that the conditions to closing of the Transactions may not be satisfied or that the closing of the Transactions otherwise does not occur; the failure to close the Transactions on the anticipated terms, including the anticipated tax treatment; the risk that a regulatory approval, consent or authorization that may be required for the Transactions is not obtained in a timely manner or at all, or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the Transactions; unanticipated difficulties or expenditures relating to the Transactions; the diversion of management time on Transactions-related matters; the ultimate timing, outcome and results of integrating the operations of Frank’s and Expro; the effects of the business combination of Frank’s and Expro following the consummation of the Transactions, including the combined company’s future financial condition, results of operations, strategy and plans; the risk that any announcements relating to the Transactions could have adverse effects on the market price of Frank’s common stock; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transactions; expected synergies and other benefits from the Transactions; the potential for litigation related to the Transactions; results of litigation, settlements and investigations; actions by third parties, including governmental agencies; volatility in customer spending and in oil and natural gas prices, which could adversely affect demand for Frank’s and Expro’s services and their associated effect on rates, utilization, margins and planned capital expenditures; unique risks associated with offshore operations; global economic conditions; liabilities from operations; decline in, and ability to realize, backlog; equipment specialization and new technologies; adverse industry conditions; adverse credit and equity market conditions; difficulty in building and deploying new equipment; difficulty in integrating acquisitions; shortages, delays in delivery and interruptions of supply of equipment, supplies and materials; weather; loss of, or reduction in business with, key customers; legal proceedings; ability to effectively identify and enter new markets; governmental regulation, including legislative and regulatory initiatives addressing global climate change or other environmental concerns; investment in and development of competing or alternative energy sources; ability to retain and hire key personnel, including management and field personnel; the length of time it will take for the United States and the rest of the world to slow the spread of the COVID-19 virus to the point where applicable authorities ease current restrictions on various commercial and economic activities; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Expro’s or Frank’s control, including those detailed in Frank’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Frank’s website at http://www.franksinternational.com and on the SEC’s website at http://www.sec.gov. Any forward-looking statement speaks only as of the date on which such statement is made, and Expro and Frank’s undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements. 2Forward-Looking Statements The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Expro or Frank’s expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance that convey the uncertainty of future events or outcomes identify the forward-looking statements, although not all forward-looking statements contain such identifying words. Without limiting the generality of the foregoing, forward-looking statements contained in this communication specifically include, but are not limited to, statements, estimates and projections regarding the Transactions, pro forma descriptions of the combined company, anticipated or expected revenues, EBITDA, synergies or cost-savings, operations, integration and transition plans, opportunities and anticipated future performance. These statements are based on certain assumptions made by Frank’s and Expro based on management’s experience, expectations and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of performance. Although Frank’s and Expro believe the expectations reflected in these forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Moreover, such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Frank’s, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. Such risks and uncertainties include the risk of the failure to obtain the required votes of Frank’s and Expro’s shareholders; the timing to consummate the Transactions; the risk that the conditions to closing of the Transactions may not be satisfied or that the closing of the Transactions otherwise does not occur; the failure to close the Transactions on the anticipated terms, including the anticipated tax treatment; the risk that a regulatory approval, consent or authorization that may be required for the Transactions is not obtained in a timely manner or at all, or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the Transactions; unanticipated difficulties or expenditures relating to the Transactions; the diversion of management time on Transactions-related matters; the ultimate timing, outcome and results of integrating the operations of Frank’s and Expro; the effects of the business combination of Frank’s and Expro following the consummation of the Transactions, including the combined company’s future financial condition, results of operations, strategy and plans; the risk that any announcements relating to the Transactions could have adverse effects on the market price of Frank’s common stock; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transactions; expected synergies and other benefits from the Transactions; the potential for litigation related to the Transactions; results of litigation, settlements and investigations; actions by third parties, including governmental agencies; volatility in customer spending and in oil and natural gas prices, which could adversely affect demand for Frank’s and Expro’s services and their associated effect on rates, utilization, margins and planned capital expenditures; unique risks associated with offshore operations; global economic conditions; liabilities from operations; decline in, and ability to realize, backlog; equipment specialization and new technologies; adverse industry conditions; adverse credit and equity market conditions; difficulty in building and deploying new equipment; difficulty in integrating acquisitions; shortages, delays in delivery and interruptions of supply of equipment, supplies and materials; weather; loss of, or reduction in business with, key customers; legal proceedings; ability to effectively identify and enter new markets; governmental regulation, including legislative and regulatory initiatives addressing global climate change or other environmental concerns; investment in and development of competing or alternative energy sources; ability to retain and hire key personnel, including management and field personnel; the length of time it will take for the United States and the rest of the world to slow the spread of the COVID-19 virus to the point where applicable authorities ease current restrictions on various commercial and economic activities; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Expro’s or Frank’s control, including those detailed in Frank’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Frank’s website at http://www.franksinternational.com and on the SEC’s website at http://www.sec.gov. Any forward-looking statement speaks only as of the date on which such statement is made, and Expro and Frank’s undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements. 2

Today's Presenters

Mike Jardon
Chief Executive Officer
Expro

Quinn Fanning
Chief Financial Officer
Expro

EXPRO FRANK'S INTERNATIONAL
3

Today’s Presenters Mike Kearney Mike Jardon Quinn Fanning Chairman, President Chief Executive Officer Chief Financial Officer and Chief Executive Officer Expro Expro Frank's International 3Today’s Presenters Mike Kearney Mike Jardon Quinn Fanning Chairman, President Chief Executive Officer Chief Financial Officer and Chief Executive Officer Expro Expro Frank's International 3

AGENDA

1 Transaction Overview

2 Expro Today

3 Frank's Today

4 The Powerful Potential of a Full-Cycle Leader

FRANK'S
INTERNATIONAL

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AGENDA Transaction Overview 1 Expro Today 2 Frank’s Today 3 The Powerful Potential of a Full-Cycle 4 Leader 4 5AGENDA Transaction Overview 1 Expro Today 2 Frank’s Today 3 The Powerful Potential of a Full-Cycle 4 Leader 4 5

A Compelling Opportunity for All Shareholders

Illustrative Market Capitalization of Sector Companies
($ billion)

$42
$25
$21
$6
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
SLB
BKR
HAL
NOV
CHX
FTI
Pro Forma
LBRT
WHD
CLB
NESR
OII
DRQ
FI
NEX
HLX
VTOL
HTG-GB
OIS

EXPRO FRANK'S INTERNATIONAL 5

A Compelling Opportunity for All Shareholders Illustrative Market Capitalization of Sector Companies ($ billion) • Transformative combination of iconic brands adds scale, $42 $25 $21 $6 breadth and stability 5.0 4.5 • Stock for stock combination allows for upside participation, as 4.0 well as resiliency through a more diversified earnings base 3.5 3.0 • Enhanced technical capabilities to enable participation in the 2.5 energy transition and contribute to a lower carbon future 2.0 1.5 • Net cash position and access to additional available liquidity will provide high degree of strategic flexibility 1.0 0.5 • Synergy opportunity includes $70 million of annual cost 0.0 savings within 3 years • Proposed Management and Board of the combined company have significant oilfield experience and proven track records Source: FactSet as of 3/9/2021 5 Note: Implied pro forma market capitalization calculated based on FI market capitalization of $1.1B as of 3/9/2021, divided by pro forma ownership of 34.5% SLB BKR HAL NOV CHX FTI Pro Forma LBRT WHD CLB NESR OII DRQ FI NEX HLX VTOL HTG-GB OISA Compelling Opportunity for All Shareholders Illustrative Market Capitalization of Sector Companies ($ billion) • Transformative combination of iconic brands adds scale, $42 $25 $21 $6 breadth and stability 5.0 4.5 • Stock for stock combination allows for upside participation, as 4.0 well as resiliency through a more diversified earnings base 3.5 3.0 • Enhanced technical capabilities to enable participation in the 2.5 energy transition and contribute to a lower carbon future 2.0 1.5 • Net cash position and access to additional available liquidity will provide high degree of strategic flexibility 1.0 0.5 • Synergy opportunity includes $70 million of annual cost 0.0 savings within 3 years • Proposed Management and Board of the combined company have significant oilfield experience and proven track records Source: FactSet as of 3/9/2021 5 Note: Implied pro forma market capitalization calculated based on FI market capitalization of $1.1B as of 3/9/2021, divided by pro forma ownership of 34.5% SLB BKR HAL NOV CHX FTI Pro Forma LBRT WHD CLB NESR OII DRQ FI NEX HLX VTOL HTG-GB OIS

Overview of the Transaction 1,2 • Transaction structured as a stock for stock strategic combination Pro Forma • Expro shareholders will own approximately 65% at closing Ownership & • Frank's shareholders will own approximately 35% at closing Considerations • Transaction unanimously approved by directors present from both boards • Expro CEO Mike Jardon will be CEO of combined company • Frank’s CEO Mike Kearney will be Chairman of combined company Governance • Expro to appoint 6 of 9 directors, including Mike Jardon • Frank's to appoint 3 of 9 directors directors, including Mike Kearney • Combined company to be named Expro; Frank's brand to be retained for well construction services Social • Maintaining a significant presence in Houston, Lafayette, Aberdeen and other key locations around the world • Frank's shareholder approval required; the Mosing Family representatives on the Frank’s Board of Directors unanimously support the transaction • Expro shareholder approval required; shareholders representing approximately two-thirds of Expro’s ownership have agreed to vote for the Path to transaction Closing • Transaction expected to close in Q3 2021 following regulatory, shareholder and other customary approvals • Combined company expected to trade on NYSE under new symbol XPRO (1) Fixed exchange ratio of 7.272 based on 60.8 million Expro shares and full share equivalents outstanding. Exchange ratio adjustment mechanism at closing provides for any potential in-the-money value of Expro’s 5.8 million outstanding A and B warrants (exercise price of ~$30.40 per Expro share) 6 (2) +$50 million potential Tax Receivable Agreement liability triggered by change in control to be settled for $15 million cash payment at close, with additional payments in specified circumstancesOverview of the Transaction 1,2 • Transaction structured as a stock for stock strategic combination Pro Forma • Expro shareholders will own approximately 65% at closing Ownership & • Frank's shareholders will own approximately 35% at closing Considerations • Transaction unanimously approved by directors present from both boards • Expro CEO Mike Jardon will be CEO of combined company • Frank’s CEO Mike Kearney will be Chairman of combined company Governance • Expro to appoint 6 of 9 directors, including Mike Jardon • Frank's to appoint 3 of 9 directors directors, including Mike Kearney • Combined company to be named Expro; Frank's brand to be retained for well construction services Social • Maintaining a significant presence in Houston, Lafayette, Aberdeen and other key locations around the world • Frank's shareholder approval required; the Mosing Family representatives on the Frank’s Board of Directors unanimously support the transaction • Expro shareholder approval required; shareholders representing approximately two-thirds of Expro’s ownership have agreed to vote for the Path to transaction Closing • Transaction expected to close in Q3 2021 following regulatory, shareholder and other customary approvals • Combined company expected to trade on NYSE under new symbol XPRO (1) Fixed exchange ratio of 7.272 based on 60.8 million Expro shares and full share equivalents outstanding. Exchange ratio adjustment mechanism at closing provides for any potential in-the-money value of Expro’s 5.8 million outstanding A and B warrants (exercise price of ~$30.40 per Expro share) 6 (2) +$50 million potential Tax Receivable Agreement liability triggered by change in control to be settled for $15 million cash payment at close, with additional payments in specified circumstances

Investment Rationale

Pro Forma Company Has Meaningful Scale, with Pro Forma Equity Capitalization of ~$3B	**Diversified Offering Across Well Lifecycle and Geo-Markets, Providing Full Cycle Revenue Stability & Growth Potential**	**Future Facing Technologies Better Position Company for Energy Transition**	**Significant Cost and Revenue Synergies to be Realized Over Three Years**	**Significant Net Cash Balance; Combined Company Generates Cash with Significant FCF Upside**

EXPRO FRANK'S INTERNATIONAL
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Investment Rationale Transformative Combination of Iconic Brands Adds Scale, Breadth, Stability and Upside Pro Forma Diversified Future Facing Significant Cost Significant Net Company Has Offering Across Technologies and Revenue Cash Balance; Meaningful Scale, Well Lifecycle and Better Position Synergies to be Combined with Pro Forma Geo-Markets, Company for Realized Over Company Equity Providing Full Energy Transition Three Years Generates Cash Capitalization of Cycle Revenue with Significant ~$3B Stability & Growth FCF Upside Potential 7Investment Rationale Transformative Combination of Iconic Brands Adds Scale, Breadth, Stability and Upside Pro Forma Diversified Future Facing Significant Cost Significant Net Company Has Offering Across Technologies and Revenue Cash Balance; Meaningful Scale, Well Lifecycle and Better Position Synergies to be Combined with Pro Forma Geo-Markets, Company for Realized Over Company Equity Providing Full Energy Transition Three Years Generates Cash Capitalization of Cycle Revenue with Significant ~$3B Stability & Growth FCF Upside Potential 7

Expro Today 8Expro Today 8

Blue-chip customer base with strong revenue visibility

- ~$1bn in YE 2020 backlog
- Long standing relationships with major IOCs and NOCs

Future facing technologies

- Digitization facilitates better, faster decisions
- Technology enables operational excellence, reduced service delivery costs, and enhanced sustainability and safety

Broad portfolio of offerings drives stable, diverse revenue mix

- ~50% revenue driven by customer opex (production optimization)
- Balanced mix of onshore and offshore

Global operating footprint

Focus on sustainability

- Advancing and developing technologies to maximize recovery, increase automation and reduce operating footprint
- Portfolio shift allows company to participate in energy transition

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Expro is the Leading, Independent Provider of Well Flow Optimization Solutions Nearly 50 years of market leadership Blue-chip customer base with strong Future facing technologies in well flow optimization revenue visibility • Digitization facilitates better, faster decisions • Founded in 1973 • ~$1bn in YE 2020 backlog • Technology enables operational excellence, reduced service delivery costs, and • Strong brand built on best-in-class safety and • Long standing relationships with major IOCs enhanced sustainability and safety service quality, agility and responsiveness and NOCs Broad portfolio of offerings drives Global operating footprint Focus on sustainability stable, diverse revenue mix • ~4,000 people in >50 countries • Advancing and developing technologies to maximize recovery, increase automation • ~50% revenue driven by • ~90% of revenue is outside of the United and reduce operating footprint customer opex (production optimization) States • Portfolio shift allows company to participate • Balanced mix of onshore and offshore in energy transition 9Expro is the Leading, Independent Provider of Well Flow Optimization Solutions Nearly 50 years of market leadership Blue-chip customer base with strong Future facing technologies in well flow optimization revenue visibility • Digitization facilitates better, faster decisions • Founded in 1973 • ~$1bn in YE 2020 backlog • Technology enables operational excellence, reduced service delivery costs, and • Strong brand built on best-in-class safety and • Long standing relationships with major IOCs enhanced sustainability and safety service quality, agility and responsiveness and NOCs Broad portfolio of offerings drives Global operating footprint Focus on sustainability stable, diverse revenue mix • ~4,000 people in >50 countries • Advancing and developing technologies to maximize recovery, increase automation • ~50% revenue driven by • ~90% of revenue is outside of the United and reduce operating footprint customer opex (production optimization) States • Portfolio shift allows company to participate • Balanced mix of onshore and offshore in energy transition 9

Balanced Portfolio with Capabilities Across the Well Lifecycle

Well Flow Management

Proficiently gathering valuable well and reservoir data, with the utmost regard for well-site safety and environmental impact

- Well Test
- Drill Stem Testing (DST)
- Tubing Conveyed Perforating (TCP)
- Fluids
- Pipeline and Flarestack

Subsea Well Access

Ensuring safe well access and optimized production

- Subsea Test Tree Assembly
- Riserless Well Intervention System (RWIS)
- Intervention Riser System (IRS)
- System Integrator

Well Intervention & Integrity

Innovative well intervention applications to capture well data, ensure wellbore integrity and maintain production

1200

- Mechanical Wireline
- Wireless Wells
- CoilHose
- Galea™ Autonomous Intervention
- Cased Hole Applications
- Permanent Downhole Monitoring (PDM)
- Octopoda™ Intelligent Intervention

Production Solutions

Fast-track, cost-effective, early field production, optimization and enhancement systems

- Early production
- Offshore Production Units
- Production enhancement Systems
- Facility Upgrades
- Operations and Maintenance
- Water treatment
- Meters

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Balanced Portfolio with Capabilities Across the Well Lifecycle Well Flow Subsea Well Well Intervention Production Management Access & Integrity Solutions Proficiently gathering Ensuring safe well Innovative well Fast-track, cost- valuable well and access and optimized intervention effective, early field reservoir data, with production applications to capture production, the utmost regard for well data, ensure optimization and well-site safety and wellbore integrity and enhancement systems environmental impact maintain production Well Test Pipeline and Subsea Test Tree System Integrator Mechanical Wireline Cased Hole Early production Facility Upgrades Flarestack Assembly Applications Drill Stem Testing Wireless Wells Offshore Production Operations and (DST) Riserless Well Permanent Units Maintenance CoilHose Intervention System Downhole Monitoring Tubing Conveyed Production Water treatment (RWIS) Galea™ (PDM) Perforating (TCP) enhancement Autonomous Meters Octopoda™ Systems Intervention Intervention Riser Intelligent Fluids System (IRS) Intervention Stage of field (Years) (6) (4) (2) 2 4 6 8 10 12 16 18+ Exploration & appraisal Development Production Abandonment Well Flow Management Subsea Well Access Well Intervention and Integrity Production Solutions 10Balanced Portfolio with Capabilities Across the Well Lifecycle Well Flow Subsea Well Well Intervention Production Management Access & Integrity Solutions Proficiently gathering Ensuring safe well Innovative well Fast-track, cost- valuable well and access and optimized intervention effective, early field reservoir data, with production applications to capture production, the utmost regard for well data, ensure optimization and well-site safety and wellbore integrity and enhancement systems environmental impact maintain production Well Test Pipeline and Subsea Test Tree System Integrator Mechanical Wireline Cased Hole Early production Facility Upgrades Flarestack Assembly Applications Drill Stem Testing Wireless Wells Offshore Production Operations and (DST) Riserless Well Permanent Units Maintenance CoilHose Intervention System Downhole Monitoring Tubing Conveyed Production Water treatment (RWIS) Galea™ (PDM) Perforating (TCP) enhancement Autonomous Meters Octopoda™ Systems Intervention Intervention Riser Intelligent Fluids System (IRS) Intervention Stage of field (Years) (6) (4) (2) 2 4 6 8 10 12 16 18+ Exploration & appraisal Development Production Abandonment Well Flow Management Subsea Well Access Well Intervention and Integrity Production Solutions 10

Technology as a Core Competency

Returns-Focused Investment in Growth

	CoilHose Technology	Octopoda™ Annulus Intervention	Light Well Intervention
Solution	Nitrogen lift and wellbore cleaning solutions, similar to Coiled Tubing	Annulus intervention and well integrity and solutions	Lightweight wire-through-water subsea well intervention solution
Value-Added	Smaller, faster, and more efficient; thereby minimizing the loss of hydrocarbon production and reducing overall intervention costs	Unique solution to remediate well integrity issues, extend well production life and eliminate need for workovers	Cost effective commissioning, intervention and abandonment package for all types of subsea wells

Market Opportunity

~$2 Billion Annual Addressable Market[1]

Goal:
5 - 10% share

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Technology as a Core Competency Returns-Focused Investment in Growth Market Opportunity Each 5% of market penetration adds nearly 15% to top line with attractive margins TM CoilHose Technology Octopoda Light Well Annulus Intervention Intervention ~$2 Billion Annual Addressable 1 Market Nitrogen lift and wellbore Annulus intervention and well Lightweight wire-through-water Solution cleaning solutions, similar to integrity and solutions subsea well intervention solution Coiled Tubing Goal: 5 - 10% share Smaller, faster, and more Unique solution to remediate well Cost effective commissioning, Value- efficient; thereby minimizing the integrity issues, extend well intervention and abandonment Added loss of hydrocarbon production production life and eliminate need package for all types of subsea and reducing overall intervention for workovers wells costs $100m - $200m annual revenue opportunity representing 5% - 10% market share TM (1) Initial investment of $125m in CoilHose Technology, Octopoda Annulus Intervention, and Light Well Intervention already incurred. 11Technology as a Core Competency Returns-Focused Investment in Growth Market Opportunity Each 5% of market penetration adds nearly 15% to top line with attractive margins TM CoilHose Technology Octopoda Light Well Annulus Intervention Intervention ~$2 Billion Annual Addressable 1 Market Nitrogen lift and wellbore Annulus intervention and well Lightweight wire-through-water Solution cleaning solutions, similar to integrity and solutions subsea well intervention solution Coiled Tubing Goal: 5 - 10% share Smaller, faster, and more Unique solution to remediate well Cost effective commissioning, Value- efficient; thereby minimizing the integrity issues, extend well intervention and abandonment Added loss of hydrocarbon production production life and eliminate need package for all types of subsea and reducing overall intervention for workovers wells costs $100m - $200m annual revenue opportunity representing 5% - 10% market share TM (1) Initial investment of $125m in CoilHose Technology, Octopoda Annulus Intervention, and Light Well Intervention already incurred. 11

Strong Financial Profile and Performance

Revenue ($m)
$2,000
$1,750
$1,500
$1,250
$1,000
$750
$500
$250
$0
~33% of revenue tied to production optimization / opex
$1,380
$1,003
$725
$630
$739
$810
~50% of revenue tied to production optimization / opex
$675
~33%
~39%
~41%
~42%
~47%
~48%
~50%
2014
2015
2016
2017
2018
2019
2020
Production and Intervention / Opex-related Revenue[1]
Drilling and Completions / Capex-related Revenue[1]

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Strong Financial Profile and Performance No Debt | Defensible Positions | Resilient Through-Cycle Margins | Positioned for Market Recovery Revenue ($m) $2,000 ~33% of revenue tied to production $1,750 optimization / opex $1,500 $1,380 $1,250 ~50% of revenue tied to production $1,003 optimization / opex $1,000 $810 $739 $725 $675 $750 $630 $500 $250 ~33% ~39% ~41% ~42% ~47% ~48% ~50% $0 2014 2015 2016 2017 2018 2019 2020 Production and Intervention / Opex-related Revenue¹ Drilling and Completions / Capex-related Revenue¹ Adj. EBITDA 25% 22% 20% 12% 14% 14% 15% Margin Source: FactSet 12 (1) Historical pro forma revenue splits between Production Optimization / Opex and Drilling & Completions / Capex activity are based on Expro estimates. For year-end 2020, Expro’s approximate business mix between Production Optimization (Opex) and Drilling and Completions (Capex) was approximately 50%/50%Strong Financial Profile and Performance No Debt | Defensible Positions | Resilient Through-Cycle Margins | Positioned for Market Recovery Revenue ($m) $2,000 ~33% of revenue tied to production $1,750 optimization / opex $1,500 $1,380 $1,250 ~50% of revenue tied to production $1,003 optimization / opex $1,000 $810 $739 $725 $675 $750 $630 $500 $250 ~33% ~39% ~41% ~42% ~47% ~48% ~50% $0 2014 2015 2016 2017 2018 2019 2020 Production and Intervention / Opex-related Revenue¹ Drilling and Completions / Capex-related Revenue¹ Adj. EBITDA 25% 22% 20% 12% 14% 14% 15% Margin Source: FactSet 12 (1) Historical pro forma revenue splits between Production Optimization / Opex and Drilling & Completions / Capex activity are based on Expro estimates. For year-end 2020, Expro’s approximate business mix between Production Optimization (Opex) and Drilling and Completions (Capex) was approximately 50%/50%

Frank’s Today 13Frank’s Today 13

Frank’s is Well Positioned for a Market Recovery Operations in ~40 Countries spanning all major markets Delivered positive free cash flow in extremely challenging 2020 Debt-free balance sheet with significant cash available Substantial operating leverage Attractive market exposure of ~80% Offshore, ~20% Onshore 1 ~2,400 Employees Globally (1) As of 3/3/2021 14Frank’s is Well Positioned for a Market Recovery Operations in ~40 Countries spanning all major markets Delivered positive free cash flow in extremely challenging 2020 Debt-free balance sheet with significant cash available Substantial operating leverage Attractive market exposure of ~80% Offshore, ~20% Onshore 1 ~2,400 Employees Globally (1) As of 3/3/2021 14

Frank's is a Premier Well Construction Service Company

Drilling & Tubulars

Technologies that optimize, enable and de-risk the drilling process

- Downhole Service Tools
- Drilling Technologies
- Tubular Connectors
- Tubular Fabrication

Casing

Safely and efficiently encase the wellbore while enhancing long-term integrity

- Casing Running Services
- Torque Monitoring and Connection Integrity
- Conductor Installation
- Landing String & Drill Pipe Handling

Completions

Unique technologies that bring complex wells into production safely & efficiently

- Completion Tubular Running & Handling
- Completion Control Line Handling
- Flow-back Tools
- Rigless Intervention Services

Cementing

Specialty tools that improve efficiency and safety during cementing

- Cement Heads & Line Makeup
- Downhole Cementing Tools
- Retrievable Zonal Isolation Tools
- Drillable Service Tools and Interventions
- Casing Accessories

Source: Company information

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Frank’s is a Premier Well Construction Service Company Comprehensive range of differentiated and highly engineered tubular running services, drilling technologies, tubular fabrication, and specialty well construction and intervention solutions with a focus on complex and technically demanding wells. Drilling & Tubulars Casing Completions Cementing Technologies that optimize, enable and de- Safely and efficiently encase the wellbore Unique technologies that bring complex Specialty tools that improve efficiency and risk the drilling process while enhancing long-term integrity wells into production safely & efficiently safety during cementing Downhole Service Tools Casing Running Services Completion Tubular Running & Handling Cement Heads & Line Makeup Drilling Technologies Torque Monitoring and Connection Integrity Completion Control Line Handling Downhole Cementing Tools Tubular Connectors Conductor Installation Flow-back Tools Retrievable Zonal Isolation Tools Tubular Fabrication Landing String & Drill Pipe Handling Rigless Intervention Services Drillable Service Tools and Interventions Casing Accessories Source: Company information 15Frank’s is a Premier Well Construction Service Company Comprehensive range of differentiated and highly engineered tubular running services, drilling technologies, tubular fabrication, and specialty well construction and intervention solutions with a focus on complex and technically demanding wells. Drilling & Tubulars Casing Completions Cementing Technologies that optimize, enable and de- Safely and efficiently encase the wellbore Unique technologies that bring complex Specialty tools that improve efficiency and risk the drilling process while enhancing long-term integrity wells into production safely & efficiently safety during cementing Downhole Service Tools Casing Running Services Completion Tubular Running & Handling Cement Heads & Line Makeup Drilling Technologies Torque Monitoring and Connection Integrity Completion Control Line Handling Downhole Cementing Tools Tubular Connectors Conductor Installation Flow-back Tools Retrievable Zonal Isolation Tools Tubular Fabrication Landing String & Drill Pipe Handling Rigless Intervention Services Drillable Service Tools and Interventions Casing Accessories Source: Company information 15

Technology as a Core Competency

Select featured technologies

CENTRI-FI™

Consolidation of controls for tubular running equipment into a single remotely operated digital tablet, optimizing efficiency and safety while dramatically reducing personnel

iCAM®

Artificial Intelligence powered connection analysis and automated tong control ensuring optimal connection integrity, reduced labor costs, and elimination of human error

iTONG™

Autonomous make-up of tubular connections using machine learning to consistently deliver optimal make-up parameters

Zero Marking Technologies

Industry-exclusive "zero" marking equipment for tubulars, ensuring optimal corrosion-resistant completion string integrity

Premium Suite of Drilling Tools

Advanced performance drilling technologies enhance wellbore integrity, reduce drilling time and costs, and reach reserves that were previously inaccessible

Wireless SKYHOOK®

Industry-exclusive cement line make-up device increasing safety and efficiency through remote operations while reducing environmental risk

Multi-disciplinary team of 150+ engineers & associates

435 Patents & 100+ Patents Pending

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Technology as a Core Competency Strong technology development capabilities with an attractive pipeline of emerging technologies focused on digital remote operations, automation and well integrity Latest equipment suite features cutting-edge efficiency, facilitating remote operation, providing unmatched well integrity, and minimizing human intervention Select featured technologies CENTRI-FI™ iCAM® iTONG™ Zero Marking Premium Suite of Wireless Technologies Drilling Tools SKYHOOK® Consolidation of controls Artificial Intelligence Autonomous make-up of Industry-exclusive cement Industry-exclusive “zero” Advanced performance for tubular running powered connection tubular connections using line make-up device marking equipment for drilling technologies equipment into a single analysis and automated machine learning to increasing safety and tubulars, ensuring optimal enhance wellbore integrity, remotely operated digital tong control ensuring consistently deliver optimal efficiency through remote corrosion-resistant reduce drilling time and tablet, optimizing efficiency optimal connection integrity, make-up parameters operations while reducing completion string integrity costs, and reach reserves and safety while reduced labor costs, and environmental risk that were previously dramatically reducing elimination of human error inaccessible personnel Multi-disciplinary team of 435 Patents & 150+ engineers & associates 100+ Patents Pending 16Technology as a Core Competency Strong technology development capabilities with an attractive pipeline of emerging technologies focused on digital remote operations, automation and well integrity Latest equipment suite features cutting-edge efficiency, facilitating remote operation, providing unmatched well integrity, and minimizing human intervention Select featured technologies CENTRI-FI™ iCAM® iTONG™ Zero Marking Premium Suite of Wireless Technologies Drilling Tools SKYHOOK® Consolidation of controls Artificial Intelligence Autonomous make-up of Industry-exclusive cement Industry-exclusive “zero” Advanced performance for tubular running powered connection tubular connections using line make-up device marking equipment for drilling technologies equipment into a single analysis and automated machine learning to increasing safety and tubulars, ensuring optimal enhance wellbore integrity, remotely operated digital tong control ensuring consistently deliver optimal efficiency through remote corrosion-resistant reduce drilling time and tablet, optimizing efficiency optimal connection integrity, make-up parameters operations while reducing completion string integrity costs, and reach reserves and safety while reduced labor costs, and environmental risk that were previously dramatically reducing elimination of human error inaccessible personnel Multi-disciplinary team of 435 Patents & 150+ engineers & associates 100+ Patents Pending 16

THE POWERFUL POTENTIAL OF A FULL-CYCLE LEADER 17THE POWERFUL POTENTIAL OF A FULL-CYCLE LEADER 17

Combination Provides Multiple Avenues for Value Creation

Combined company expected to generate cash out of the gate, with an opportunity to drive annual FCF of +$150m by 2023E[1]

(1) Excluding exceptional items

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Combination Provides Multiple Avenues for Value Creation Well Lifecycle Exposure - Service mix provides through-cycle revenue Combined opportunity, with significant upside to cyclical recovery company expected to generate cash Growth Opportunity - Globally recognized iconic brands with complementary out of the gate, with capabilities, operating footprints and customer relationships an opportunity to drive annual FCF of Technology - Strategy to be focused on innovative technological solutions 1 +$150m by 2023E to aid sustainability goals Synergies - Cost structure overlap is significant; synergies opportunity exceeds $70m of annual cost savings within 3 years Financial Profile - Strong balance sheet with attractive forward looking cash flow profile (1) Excluding exceptional items 18Combination Provides Multiple Avenues for Value Creation Well Lifecycle Exposure - Service mix provides through-cycle revenue Combined opportunity, with significant upside to cyclical recovery company expected to generate cash Growth Opportunity - Globally recognized iconic brands with complementary out of the gate, with capabilities, operating footprints and customer relationships an opportunity to drive annual FCF of Technology - Strategy to be focused on innovative technological solutions 1 +$150m by 2023E to aid sustainability goals Synergies - Cost structure overlap is significant; synergies opportunity exceeds $70m of annual cost savings within 3 years Financial Profile - Strong balance sheet with attractive forward looking cash flow profile (1) Excluding exceptional items 18

Further Extension of Well-Cycle Exposure

Enhanced early visibility into the needs of customers and a broader scope of offerings across the entire well lifecycle

Product Mix

Frank's[1]
Pro Forma[1]
Tubular Running Services
Tubular Drilling Technology
Cementing
Well Flow Management
Subsea Wells Access
Well Intervention & Intergrity
Well Construction
Production solutions

FID / PROCUREMENT / E&A
CONSTRUCTION
COMPLETION
PRODUCTION
DE-COMMISSION
Frank's Offering
Expro Offering
TUBULAR SALES
SPECIALTY DRILLING TOOLS
CASING / TUBULAR RUNNING SERVICES
ENHANCED WELLBORE INTEGRITY
SPECIALTY CEMENTING / COMPLETION TOOLS
WELL ABANDONMENT
WELL TEST / FLUIDS / DST
SUBSEA WELL ACCESS
WELL INTERVENTION
PRODUCTION OPTIMIZATION
RESERVOIR MONITORING
WELL ACCESS / INTEGRITY

EXPRO FRANK'S INTERNATIONAL
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Further Extension of Well-Cycle Exposure Leading Positions in Large, Addressable Markets Across Well-Life and Customer Spend Product Mix Enhanced early 1 1 Frank's Pro Forma visibility into the Well Flow needs of customers Management and a broader scope Subsea Wells Access Tubular Running Services of offerings across Well Intervention & Tubular Drilling Intergrity the entire well Technology Well Construction lifecycle Cementing Production solutions FID / PROCUREMENT / E&A CONSTRUCTION COMPLETION PRODUCTION DE-COMMISSION CASING / Frank's Offering Expro Offering SPECIALTY ENHANCED SPECIALTY TUBULAR TUBULAR CEMENTING / WELLBORE WELL RUNNING DRILLING SALES COMPLETION TOOLS INTEGRITY ABANDONMENT TOOLS SERVICES WELL TEST / SUBSEA WELL PRODUCTION RESERVOIR WELL ACCESS / FLUIDS / DST INTEGRITY WELL ACCESS INTERVENTION OPTIMIZATION MONITORING (1) Frank's existing product lines of Tubular Running Services, Tubular Drilling Technology, and Cementing to become the pro forma Well Construction product line 19Further Extension of Well-Cycle Exposure Leading Positions in Large, Addressable Markets Across Well-Life and Customer Spend Product Mix Enhanced early 1 1 Frank's Pro Forma visibility into the Well Flow needs of customers Management and a broader scope Subsea Wells Access Tubular Running Services of offerings across Well Intervention & Tubular Drilling Intergrity the entire well Technology Well Construction lifecycle Cementing Production solutions FID / PROCUREMENT / E&A CONSTRUCTION COMPLETION PRODUCTION DE-COMMISSION CASING / Frank's Offering Expro Offering SPECIALTY ENHANCED SPECIALTY TUBULAR TUBULAR CEMENTING / WELLBORE WELL RUNNING DRILLING SALES COMPLETION TOOLS INTEGRITY ABANDONMENT TOOLS SERVICES WELL TEST / SUBSEA WELL PRODUCTION RESERVOIR WELL ACCESS / FLUIDS / DST INTEGRITY WELL ACCESS INTERVENTION OPTIMIZATION MONITORING (1) Frank's existing product lines of Tubular Running Services, Tubular Drilling Technology, and Cementing to become the pro forma Well Construction product line 19

Complementary Global Footprint to Expand Customer Relationships

With operations in +50 countries, the combined company is better positioned to support customers and manage costs

Frank's can leverage Expro's strong international presence

Expro will benefit from Frank's strong position in the Americas

Geographic Mix (2020 Revenue)

Expro
2020 Revenue: $675m
10%
8%
23%
10%
29%
22%
Pro Forma
2020 Revenue: $1,065m
29%
6%
20%
8%
21%
16%
Frank's
2020 Revenue: $390m
63%
3%
15%
5%
7%
7%
NAM
LATAM
Europe
SSA
MENA
Asia

EXPRO FRANK'S INTERNATIONAL

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Complementary Global Footprint to Expand Customer Relationships Geographic Mix (2020 Revenue) With operations in +50 Pro Forma Expro Frank's countries, the combined 2020 Revenue: $1,065m 2020 Revenue: $675m 2020 Revenue: $390m company is better positioned to support 16% customers and manage 10% 7% 29% 22% costs 7% 8% 5% Frank’s can leverage 21% 15% 23% Expro’s strong 63% 6% international presence 29% 3% 10% 8% Expro will benefit from 20% Frank’s strong position in the Americas NAM LATAM Europe SSA MENA Asia Note: Certain figures may not add due to the use of rounded numbers 20Complementary Global Footprint to Expand Customer Relationships Geographic Mix (2020 Revenue) With operations in +50 Pro Forma Expro Frank's countries, the combined 2020 Revenue: $1,065m 2020 Revenue: $675m 2020 Revenue: $390m company is better positioned to support 16% customers and manage 10% 7% 29% 22% costs 7% 8% 5% Frank’s can leverage 21% 15% 23% Expro’s strong 63% 6% international presence 29% 3% 10% 8% Expro will benefit from 20% Frank’s strong position in the Americas NAM LATAM Europe SSA MENA Asia Note: Certain figures may not add due to the use of rounded numbers 20

Significant Growth Potential Across Geographies & Customers

Complementary Footprint and Capabilities

Cross-selling tubular running services in unpenetrated geographies
Expanding intervention and production service offerings
Bundling services and growing opportunities to provide integrated customer solutions

And Blue-Chip Customers

equinor · bp · Shell
Chevron · ExxonMobil · TOTAL
sonatrach · PETROBRAS · saudi aramco
PETRONAS · OXY · Eni
ConocoPhillips · wintershall · cnooc
INPEX · ADNOC · Woodside

Create a Range of Opportunities

- Scale and Scope Increases Relevance to Customers
- Enhanced Ability to Respond Quickly to Market Shifts
- Integrated Solutions Offering
- Technology-Driven Operational Efficiencies
- Pull-Through Revenue Opportunities

EXPRO FRANK'S INTERNATIONAL
21

Significant Growth Potential Across Geographies & Customers Create a Range of Opportunities And Blue-Chip Customers Complementary Footprint and Capabilities Scale and Scope Increases Relevance Cross-selling tubular to Customers running services in unpenetrated geographies Enhanced Ability to Respond Quickly to Market Shifts Expanding intervention and production service Integrated Solutions Offering offerings Technology-Driven Operational Efficiencies Bundling services and growing opportunities to provide integrated Pull-Through Revenue Opportunities customer solutions 21Significant Growth Potential Across Geographies & Customers Create a Range of Opportunities And Blue-Chip Customers Complementary Footprint and Capabilities Scale and Scope Increases Relevance Cross-selling tubular to Customers running services in unpenetrated geographies Enhanced Ability to Respond Quickly to Market Shifts Expanding intervention and production service Integrated Solutions Offering offerings Technology-Driven Operational Efficiencies Bundling services and growing opportunities to provide integrated Pull-Through Revenue Opportunities customer solutions 21

Differentiating Combined Technology Portfolio

Expro Subsea Test Tree Cut and Seal Technology
Latest subsea well intervention safety system solution which optimizes rig selection, ensures well integrity, and reduces cost

Utilizing latest technology to provide customers with more reliable results

Frank's iCAM®
AI connection analyzed make-up ensuring optimal connection integrity and reduced manpower costs

Expro Intelligent 4 Phase Separator
A compact system delivering reduced well clean up time and ultimately rig time

Providing customers with intelligently designed products to improve operational efficiency

Frank's Leading Edge Down Hole Service Tools
A package of advanced tools designed to enhance well integrity & efficiency

Well Integrity
Efficiency
Digitalization

Expro Galea™
Autonomous well intervention solution / reduced manpower / future artificial intelligence platform / NUI compatible

Leveraging machine learning to provide more well operations autonomy

22

Differentiating Combined Technology Portfolio Expro Subsea Test Tree Cut and Frank’s iCAM® Utilizing latest Seal Technology AI connection analyzed make-up technology to provide ensuring optimal connection Latest subsea well intervention safety customers with more integrity and reduced manpower system solution which optimizes rig reliable results costs selection, ensures well integrity, and reduces cost Expro Intelligent 4 Phase Expro Galea™ Separator Autonomous well intervention A compact system delivering reduced solution / reduced manpower / well clean up time and ultimately rig future artificial intelligence time Well Integrity platform / NUI compatible Providing customers Leveraging machine with intelligently learning to provide more designed products to well operations improve operational autonomy efficiency Efficiency Digitalization Frank’s iTONG™ Autonomous make-up of tubular Frank’s Leading Edge connections using machine Down Hole Service Tools learning to consistently deliver A package of advanced tools optimal make-up parameters designed to enhance well integrity & efficiency 22Differentiating Combined Technology Portfolio Expro Subsea Test Tree Cut and Frank’s iCAM® Utilizing latest Seal Technology AI connection analyzed make-up technology to provide ensuring optimal connection Latest subsea well intervention safety customers with more integrity and reduced manpower system solution which optimizes rig reliable results costs selection, ensures well integrity, and reduces cost Expro Intelligent 4 Phase Expro Galea™ Separator Autonomous well intervention A compact system delivering reduced solution / reduced manpower / well clean up time and ultimately rig future artificial intelligence time Well Integrity platform / NUI compatible Providing customers Leveraging machine with intelligently learning to provide more designed products to well operations improve operational autonomy efficiency Efficiency Digitalization Frank’s iTONG™ Autonomous make-up of tubular Frank’s Leading Edge connections using machine Down Hole Service Tools learning to consistently deliver A package of advanced tools optimal make-up parameters designed to enhance well integrity & efficiency 22

Through-Cycle Resilience and Cyclical Recovery Upside

Brent Crude Price
Revenue ($ millions)
Expro
Frank's
Production and Intervention / Opex[1]
Drilling and Completions / Capex[1]
Brent Price
$105
$85
$65
$45
$25
$5
($15)
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$99
$54
$45
$55
$72
$64
$43
>$60
$2,533
46%
54%
$1,978
49%
51%
$1,212
40%
60%
$1,084
42%
58%
$1,261
41%
59%
$1,390
42%
58%
COVID-19
$1,065
37%
63%
2014
2015
2016
2017
2018
2019
2020

	2014	2015	2016	2017	2018	2019	2020
Adjusted EBITDA Margin							
Pro Forma	31%	27%	14%	7%	11%	12%	10%

Source: FactSet

23

Through-Cycle Resilience and Cyclical Recovery Upside Balanced Pro Forma Revenue Mix; Recent Cost Outs Have Achieved Scope for Margin Expansion Revenue Brent Crude ($ millions) Price Expro Frank's Production and Intervention / Opex¹ Drilling and Completions / Capex¹ Brent Price $105 $4,000 $99 $3,500 $85 $3,000 $72 $65 $2,533 $64 $2,500 >$60 $54 $55 $1,978 $45 $45 $2,000 46% $43 49% $1,390 $1,500 COVID-19 $1,261 $25 $1,212 $1,084 $1,065 42% $1,000 40% 41% 42% 37% 54% $5 51% $500 58% 59% 63% 60% 58% ($15) $0 2014 2015 2016 2017 2017 2018 2019 2020 2014 2015 2016 2018 2019 2020 Adjusted EBITDA Margin 31% 27% 14% 7% 11% 12% 10% Pro Forma Source: FactSet (1) Historical pro forma revenue splits between Production Optimization / Opex and Drilling & Completions / Capex activity are based on Expro and Frank's estimates. For 2020, Expro and Frank's approximate 23 business mix between Production Optimization (Opex) and Drilling and Completions (Capex) was ~50%/50% and [5%/95%]Through-Cycle Resilience and Cyclical Recovery Upside Balanced Pro Forma Revenue Mix; Recent Cost Outs Have Achieved Scope for Margin Expansion Revenue Brent Crude ($ millions) Price Expro Frank's Production and Intervention / Opex¹ Drilling and Completions / Capex¹ Brent Price $105 $4,000 $99 $3,500 $85 $3,000 $72 $65 $2,533 $64 $2,500 >$60 $54 $55 $1,978 $45 $45 $2,000 46% $43 49% $1,390 $1,500 COVID-19 $1,261 $25 $1,212 $1,084 $1,065 42% $1,000 40% 41% 42% 37% 54% $5 51% $500 58% 59% 63% 60% 58% ($15) $0 2014 2015 2016 2017 2017 2018 2019 2020 2014 2015 2016 2018 2019 2020 Adjusted EBITDA Margin 31% 27% 14% 7% 11% 12% 10% Pro Forma Source: FactSet (1) Historical pro forma revenue splits between Production Optimization / Opex and Drilling & Completions / Capex activity are based on Expro and Frank's estimates. For 2020, Expro and Frank's approximate 23 business mix between Production Optimization (Opex) and Drilling and Completions (Capex) was ~50%/50% and [5%/95%]

High Confidence in Cost and Revenue Synergy Potential

Overview of Run-Rate Synergies ($m)

Combined Indirect Costs
$333
~16% cost-outs
$55
$80 - 100
$70
2021F Support and Indirect Costs
Run-rate Cost Synergies[1] (within 12 months)
Total Synergies[2] (within 24-36 months)

Drivers

	Drivers	$m
1	Support and Indirect Costs	$40m
2	Product Line and Operations	$10m
3	Facilities and Other	$10m
4	Cost of Sales	$10m
	(1–4 total)	*$70m*
5	Revenue Synergies Fall-Through[3]	$10 - 30m

EXPRO FRANK'S INTERNATIONAL

24

Substantial Synergies Create Near-term Value and Margin Expansion Opportunity High Confidence in Cost and Revenue Synergy Potential Overview of Run-Rate Synergies ($m) Drivers $m Combined Indirect Support and Indirect Costs $40m Costs 1 $333 Product Line and Operations $10m 2 $70m Facilities and Other $10m 3 $80 - 100 ~16% cost-outs Cost of Sales $10m 4 $70 $55 3 Revenue Synergies Fall-Through $10 - 30m 1 2 5 2021F Support and Run-rate Cost Synergies Total Synergies Indirect Costs (within 12 months) (within 24-36 months) (1) Run-rate cost synergies targeted within 12 months post closing 24 (2) Run-rate total synergies targeted within 24 – 36 months post closing (3) Assumes 30 - 35% Adj. EBITDA fall-through; revenue synergies expected primarily through complementary customer relationships and operating footprints, increased time on rig, and greater exposure to the full life of fieldSubstantial Synergies Create Near-term Value and Margin Expansion Opportunity High Confidence in Cost and Revenue Synergy Potential Overview of Run-Rate Synergies ($m) Drivers $m Combined Indirect Support and Indirect Costs $40m Costs 1 $333 Product Line and Operations $10m 2 $70m Facilities and Other $10m 3 $80 - 100 ~16% cost-outs Cost of Sales $10m 4 $70 $55 3 Revenue Synergies Fall-Through $10 - 30m 1 2 5 2021F Support and Run-rate Cost Synergies Total Synergies Indirect Costs (within 12 months) (within 24-36 months) (1) Run-rate cost synergies targeted within 12 months post closing 24 (2) Run-rate total synergies targeted within 24 – 36 months post closing (3) Assumes 30 - 35% Adj. EBITDA fall-through; revenue synergies expected primarily through complementary customer relationships and operating footprints, increased time on rig, and greater exposure to the full life of field

Meaningful Scale, Improved Profitability and Increased Free Cash Flow

Significant Degree of Operational Flexibility and Strategic Optionality

Revenue ($m)

Frank's
Expro
$1,065
$675
$390

Adjusted EBITDA[1] ($m)

Frank's
Expro
$177
$15
Additional Cost Synergies at 36 months
$55
Cost Synergies at 12 months
$98
$9

Implied Adjusted EBITDA margin of 17%

Cash[2] ($m)

Frank's
Pro Forma
$285
$212

25

Meaningful Scale, Improved Profitability and Increased Free Cash Flow Significant Degree of Operational Flexibility and Strategic Optionality 1 2 Revenue ($m) Adjusted EBITDA ($m) Cash ($m) Frank's Expro Frank’s Expro Frank's Pro Forma $285 $1,065 $177 Additional Cost $15 Synergies at 36 months Cost Synergies at $55 $675 12 months $212 $98 $390 $9 Implied Adjusted EBITDA margin of 17% (1) Pro Forma YE 2020; includes $55m of run-rate cost synergies targeted within 12 months post closing and additional $15m targeted within 24-36 months post closing 25 (2) Combined YE 2020 cash position less estimated transaction costs and TRA settlement; cash includes short-term investmentsMeaningful Scale, Improved Profitability and Increased Free Cash Flow Significant Degree of Operational Flexibility and Strategic Optionality 1 2 Revenue ($m) Adjusted EBITDA ($m) Cash ($m) Frank's Expro Frank’s Expro Frank's Pro Forma $285 $1,065 $177 Additional Cost $15 Synergies at 36 months Cost Synergies at $55 $675 12 months $212 $98 $390 $9 Implied Adjusted EBITDA margin of 17% (1) Pro Forma YE 2020; includes $55m of run-rate cost synergies targeted within 12 months post closing and additional $15m targeted within 24-36 months post closing 25 (2) Combined YE 2020 cash position less estimated transaction costs and TRA settlement; cash includes short-term investments

Illustrative Recovery Scenario Scenario Assumptions Revenue ($m) • $50-60 / bbl Brent through 2023 $1,390 • Gradual stabilization in production services activity through 2021; D&C activity begins to recover in 2022 • ~$55 million of estimated run-rate cost synergies realized by mid-2022 • $15 million of estimated incremental cost synergies by 2023-2024 2019 2022 2023 • $10-30 million of estimated incremental Adj. EBITDA through revenue synergies by 2023-2024 Adj. EBITDA Margin 12% >20% (30-35% Adj. EBITDA fall-through) 1 Free cash flow — $100 – 200m • Significant revenue / margin upside with accelerated Brent pricing leading to additional activity and improved pricing (1) Free cash flow calculated as cash flow from operations less capex and excludes severance, restructuring costs and transaction-related fees; assumes 70-75% cash conversion (CFFO / Adj. EBITDA) and 26 7-8% capex as a percentage of revenueIllustrative Recovery Scenario Scenario Assumptions Revenue ($m) • $50-60 / bbl Brent through 2023 $1,390 • Gradual stabilization in production services activity through 2021; D&C activity begins to recover in 2022 • ~$55 million of estimated run-rate cost synergies realized by mid-2022 • $15 million of estimated incremental cost synergies by 2023-2024 2019 2022 2023 • $10-30 million of estimated incremental Adj. EBITDA through revenue synergies by 2023-2024 Adj. EBITDA Margin 12% >20% (30-35% Adj. EBITDA fall-through) 1 Free cash flow — $100 – 200m • Significant revenue / margin upside with accelerated Brent pricing leading to additional activity and improved pricing (1) Free cash flow calculated as cash flow from operations less capex and excludes severance, restructuring costs and transaction-related fees; assumes 70-75% cash conversion (CFFO / Adj. EBITDA) and 26 7-8% capex as a percentage of revenue

Continued Commitment to ESG Leadership Taking pride in being a responsible and transparent business that operates against a clear set of environmental, social and governance principles Our Planet – Achieve net zero CO e emissions by 2050 and a 50% reduction of carbon 2 intensity by 2030 Environmental Our Services – Adopting and advancing technologies and adapting our services to participate in the energy transition and deliver on sustainability objectives of the Company and its clients Our Communities – Engagement with local communities to reduce the impact of our operations and to positively contribute to their environment where possible Social Our People – Build on industry leading safety records; Attract, develop and retain the best talent to sustain a diverse, inclusive and performance-oriented working environment Our Structure – No dual class shares, classified board, poison pill or supermajority provisions; Commitment to regular Board refreshment and Board diversity Governance Our Commitment – Performance based executive compensation in line with peers and aligns with all stakeholder interests to create strong returns 27Continued Commitment to ESG Leadership Taking pride in being a responsible and transparent business that operates against a clear set of environmental, social and governance principles Our Planet – Achieve net zero CO e emissions by 2050 and a 50% reduction of carbon 2 intensity by 2030 Environmental Our Services – Adopting and advancing technologies and adapting our services to participate in the energy transition and deliver on sustainability objectives of the Company and its clients Our Communities – Engagement with local communities to reduce the impact of our operations and to positively contribute to their environment where possible Social Our People – Build on industry leading safety records; Attract, develop and retain the best talent to sustain a diverse, inclusive and performance-oriented working environment Our Structure – No dual class shares, classified board, poison pill or supermajority provisions; Commitment to regular Board refreshment and Board diversity Governance Our Commitment – Performance based executive compensation in line with peers and aligns with all stakeholder interests to create strong returns 27

Path to Close

March 2021

- Announce transaction
- Begin regulatory approval process

Q2 2021

- S-4 expected to be filed in April
- Expro and Frank's shareholder votes
- Satisfy other customary closing conditions

Q3 2021

- Transaction expected to close

EXPRO FRANK'S INTERNATIONAL

28

Path to Close March 2021 Q2 2021 Q3 2021 • Announce transaction • S-4 expected to be filed • Transaction in April expected to close • Begin regulatory • Expro and Frank’s approval process shareholder votes • Satisfy other customary closing conditions 28Path to Close March 2021 Q2 2021 Q3 2021 • Announce transaction • S-4 expected to be filed • Transaction in April expected to close • Begin regulatory • Expro and Frank’s approval process shareholder votes • Satisfy other customary closing conditions 28

Compelling Investment Rationale

Pro Forma Company Has Meaningful Scale, with Pro Forma Equity Capitalization of ~$3B	Diversified Offering Across Well Lifecycle and Geo-Markets, Providing Full Cycle Revenue Stability & Growth Potential	Future Facing Technologies Better Position Company for Energy Transition	Significant Cost and Revenue Synergies to be Realized Over Three Years	Significant Net Cash Balance; Combined Company Generates Cash with Significant FCF Upside

EXPRO FRANK'S INTERNATIONAL

29

Compelling Investment Rationale Transformative Combination of Iconic Brands Adds Scale, Breadth, Stability and Upside Pro Forma Diversified Future Facing Significant Cost Significant Net Company Has Offering Across Technologies and Revenue Cash Balance; Meaningful Scale, Well Lifecycle and Better Position Synergies to be Combined with Pro Forma Geo-Markets, Company for Realized Over Company Equity Providing Full Energy Transition Three Years Generates Cash Capitalization of Cycle Revenue with Significant ~$3B Stability & Growth FCF Upside Potential 29Compelling Investment Rationale Transformative Combination of Iconic Brands Adds Scale, Breadth, Stability and Upside Pro Forma Diversified Future Facing Significant Cost Significant Net Company Has Offering Across Technologies and Revenue Cash Balance; Meaningful Scale, Well Lifecycle and Better Position Synergies to be Combined with Pro Forma Geo-Markets, Company for Realized Over Company Equity Providing Full Energy Transition Three Years Generates Cash Capitalization of Cycle Revenue with Significant ~$3B Stability & Growth FCF Upside Potential 29

Appendix A-0Appendix A-0

Historical Pro Forma Revenue and Adjusted EBITDA

Revenue ($m)

Expro
Frank's
$2,533
$1,153
$1,380
$1,978
$975
$1,003
$1,212
$488
$725
$1,084
$455
$630
$1,261
$522
$739
$1,390
$580
$810
$1,065
$390
$675
2014
2015
2016
2017
2018
2019
2020

Adjusted EBITDA ($m)

Expro
Frank's
$792
$452
$340
$535
$319
$216
$173
$25
$147
$80
$6
$75
$137
$33
$103
$171
$58
$113
$107
$9
$98
2014
2015
2016
2017
2018
2019
2020
Adj. EBITDA Margin
31%
27%
14%
7%
11%
12%
10%

EXPRO FRANK'S INTERNATIONAL

A-1

Historical Pro Forma Revenue and Adjusted EBITDA Revenue ($m) Adjusted EBITDA ($m) Expro Frank's Expro Frank's $2,533 $792 $1,978 $1,153 $535 $452 $1,390 $975 $1,261 $1,212 $1,084 $1,065 $319 $580 $522 $488 $390 $455 $1,380 $173 $171 $137 $340 $1,003 $25 $107 $58 $810 $739 $725 $80 $33 $675 $216 $630 $9 $147 $6 $113 $103 $98 $75 2014 2015 2016 2017 2018 2019 2020 2014 2015 2016 2017 2018 2019 2020 Adj. EBITDA Margin 31% 27% 14% 7% 11% 12% 10% Note: Figures do not assume amounts from synergies; Certain columns and rows may not add due to the use of rounded numbers A-1Historical Pro Forma Revenue and Adjusted EBITDA Revenue ($m) Adjusted EBITDA ($m) Expro Frank's Expro Frank's $2,533 $792 $1,978 $1,153 $535 $452 $1,390 $975 $1,261 $1,212 $1,084 $1,065 $319 $580 $522 $488 $390 $455 $1,380 $173 $171 $137 $340 $1,003 $25 $107 $58 $810 $739 $725 $80 $33 $675 $216 $630 $9 $147 $6 $113 $103 $98 $75 2014 2015 2016 2017 2018 2019 2020 2014 2015 2016 2017 2018 2019 2020 Adj. EBITDA Margin 31% 27% 14% 7% 11% 12% 10% Note: Figures do not assume amounts from synergies; Certain columns and rows may not add due to the use of rounded numbers A-1

Historical Pro Forma Adjusted CFFO and Capex

Adjusted Cash Flow from Operations ($m)

Expro
Frank's
$630
$369
$261
$637
$428
$210
$139
$150
($11)
$68
$25
$43
$34
$67
($33)
$114
$27
$87
$127
$40
$87
2014
2015
2016
2017
2018
2019
2020

Cash conversion (%)[1]

Capital Expenditures ($m)

Expro (Core Capex)
Frank's
$397
$173
$224
$219
$100
$119
$89
$42
$47
$69
$22
$47
$109
$56
$52
$138
$37
$101
$103
$28
$74
2014
2015
2016
2017
2018
2019
2020

EXPRO FRANK'S INTERNATIONAL

A-2

Historical Pro Forma Adjusted CFFO and Capex Adjusted Cash Flow from Operations ($m) Capital Expenditures ($m) $637 $630 Expro Frank's Expro (Core Capex) Frank's $397 $369 $173 $428 $219 $100 $138 $109 $139 $103 $37 $224 $127 $89 $114 $261 $69 $28 $56 $40 $210 $27 $42 $68 $34 $119 $22 $150 $101 $25 $74 $87 $87 $52 $47 $47 $67 $43 ($11) ($33) 2014 2015 2016 2017 2018 2019 2020 2014 2015 2016 2017 2018 2019 2020 1 Cash conversion (%) 80% 119% 80% 84% 25% 67% 118% Note: Figures do not assume amounts from synergies; Certain columns and rows may not add due to the use of rounded numbers A-2 (1) Adjusted CFFO divided by Adjusted EBITDAHistorical Pro Forma Adjusted CFFO and Capex Adjusted Cash Flow from Operations ($m) Capital Expenditures ($m) $637 $630 Expro Frank's Expro (Core Capex) Frank's $397 $369 $173 $428 $219 $100 $138 $109 $139 $103 $37 $224 $127 $89 $114 $261 $69 $28 $56 $40 $210 $27 $42 $68 $34 $119 $22 $150 $101 $25 $74 $87 $87 $52 $47 $47 $67 $43 ($11) ($33) 2014 2015 2016 2017 2018 2019 2020 2014 2015 2016 2017 2018 2019 2020 1 Cash conversion (%) 80% 119% 80% 84% 25% 67% 118% Note: Figures do not assume amounts from synergies; Certain columns and rows may not add due to the use of rounded numbers A-2 (1) Adjusted CFFO divided by Adjusted EBITDA

Use of Non-GAAP Financial Measure This presentation includes the non-GAAP financial measures of Adjusted EBITDA, Adjusted EBITDA margin, Free cash flow and Adjusted cash flow from operations. These non-GAAP financial measures are presented because management believes these measures provide additional information relative to the performance of the companies’ businesses. These metrics are commonly employed by financial analysts and investors to evaluate the operating and financial performance of the companies from period to period and to compare it with the performance of other publicly traded companies within the industry. You should not consider Adjusted EBITDA, Adjusted EBITDA margin, free cash flow and Adjusted cash flow from operations in isolation or as a substitute for analysis of each company’s results as reported under GAAP. Because these non-GAAP financial measures may be defined differently by other companies in the industry, the presentation of these non-GAAP financial measures herein may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. The financial information for Expro in this presentation is unaudited. A-3Use of Non-GAAP Financial Measure This presentation includes the non-GAAP financial measures of Adjusted EBITDA, Adjusted EBITDA margin, Free cash flow and Adjusted cash flow from operations. These non-GAAP financial measures are presented because management believes these measures provide additional information relative to the performance of the companies’ businesses. These metrics are commonly employed by financial analysts and investors to evaluate the operating and financial performance of the companies from period to period and to compare it with the performance of other publicly traded companies within the industry. You should not consider Adjusted EBITDA, Adjusted EBITDA margin, free cash flow and Adjusted cash flow from operations in isolation or as a substitute for analysis of each company’s results as reported under GAAP. Because these non-GAAP financial measures may be defined differently by other companies in the industry, the presentation of these non-GAAP financial measures herein may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. The financial information for Expro in this presentation is unaudited. A-3

Non-GAAP Reconciliations - Expro ($ in millions) Twelve Months Ended December 31, 2014 2015 2016 2017 2018 2019 2020 1 Adjusted EBITDA $ 340 $ 216 $ 147 $ 75 $ 103 $ 113 $ 98 Depreciation, amortization and impairment charges (184) (193) (532) (552) (131) (172) (401) Restructuring (3) (17) (26) (14) (7) (4) (14) 3 4 Other income (expense) and exceptional items - (15) (8) (71) - 0 12 2 3 Reorganization items / Gain on restructuring and extinguishment of debt - - 291 - 564 - - Interest and finance expenses, net (292) (190) (164) (98) (9) (3) (6) Income tax (expense) benefit (34) (8) (7) (5) (9) 1 3 Net income (loss) $ (173) $ (207) $ (298) $ (665) $ 512 $ (65) $ (307) Net income (loss) (173) (207) (298) (665) 512 (65) (307) Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: Impairment Charges 8 12 344 393 3 49 287 Depreciation and amortization 180 187 198 165 128 123 114 4 Gain on disposal of group of assets - - - - - - (10) Exceptional provisions on Reorganization - - - 71 - - - Equity share of income from joint ventures, net of dividends and margin eliminations (6) (1) 3 (1) (4) (3) (8) Non cash interest and finance charges 107 68 54 9 9 - - Reorganization items / Gain on restructuring and extinguishment of debt - - (291) - (564) - - Income and deferred tax movements, net (19) (29) (22) (12) (9) (15) (25) Unrealized foreign exchange (4) (2) 2 (0) 2 0 2 5 Increase/(Decrease) in net working capital (20) 60 24 (3) (19) (13) 24 Other (1) 4 (6) 0 (1) 5 (7) Net cash provided by (used in) operating activities (CFFO) $ 72 $ 90 $ 7 $ (43) $ 58 $ 81 $ 70 Cash paid during the period for Interest, net 186 102 117 72 2 1 3 Restructuring charges 3 17 26 14 7 4 14 6 Adjusted CFFO $ 261 $ 210 $ 150 $ 43 $ 67 $ 87 $ 87 Cash Conversion % (Adjusted CFFO/Adjusted EBITDA) 77% 97% 101% 58% 65% 77% 89% 1. Adjusted EBITDA (A-EBITDA) is defined as net income (loss) adjusted for income taxes, interest and finance expenses, restructuring, other income (expense) and exceptional items, depreciation, amortization and impairments, reorganization items and gain on restructuring and extinguishment of debt. A-EBITDA in a non-GAAP measure and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under GAAP. 2. Represents the gain on restructuring and extinguishment of loan facility in exchange for equity shares. 3. Represents the net gain ($564m) recognized on settlement of liabilities upon the Company Reorganization in February 2018, in exchange of equity shares and warrants, net of transaction costs. Exceptional items ($71m) primarily represent adjustments made to carrying value of assets and liabilities as part of fresh start accounting applied upon Reorganization. 4. Includes gain of $10 million on divestment of a product line. 5. Represents movements in accounts receivables, inventories, accounts payable and other assets and liabilities. 6. Adjusted CFFO is defined as cash provided by (used in) operating activities adjusted for net interest paid and restructuring charges. Note: Certain columns and rows may not add due to the use of rounded numbers A-4Non-GAAP Reconciliations - Expro ($ in millions) Twelve Months Ended December 31, 2014 2015 2016 2017 2018 2019 2020 1 Adjusted EBITDA $ 340 $ 216 $ 147 $ 75 $ 103 $ 113 $ 98 Depreciation, amortization and impairment charges (184) (193) (532) (552) (131) (172) (401) Restructuring (3) (17) (26) (14) (7) (4) (14) 3 4 Other income (expense) and exceptional items - (15) (8) (71) - 0 12 2 3 Reorganization items / Gain on restructuring and extinguishment of debt - - 291 - 564 - - Interest and finance expenses, net (292) (190) (164) (98) (9) (3) (6) Income tax (expense) benefit (34) (8) (7) (5) (9) 1 3 Net income (loss) $ (173) $ (207) $ (298) $ (665) $ 512 $ (65) $ (307) Net income (loss) (173) (207) (298) (665) 512 (65) (307) Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: Impairment Charges 8 12 344 393 3 49 287 Depreciation and amortization 180 187 198 165 128 123 114 4 Gain on disposal of group of assets - - - - - - (10) Exceptional provisions on Reorganization - - - 71 - - - Equity share of income from joint ventures, net of dividends and margin eliminations (6) (1) 3 (1) (4) (3) (8) Non cash interest and finance charges 107 68 54 9 9 - - Reorganization items / Gain on restructuring and extinguishment of debt - - (291) - (564) - - Income and deferred tax movements, net (19) (29) (22) (12) (9) (15) (25) Unrealized foreign exchange (4) (2) 2 (0) 2 0 2 5 Increase/(Decrease) in net working capital (20) 60 24 (3) (19) (13) 24 Other (1) 4 (6) 0 (1) 5 (7) Net cash provided by (used in) operating activities (CFFO) $ 72 $ 90 $ 7 $ (43) $ 58 $ 81 $ 70 Cash paid during the period for Interest, net 186 102 117 72 2 1 3 Restructuring charges 3 17 26 14 7 4 14 6 Adjusted CFFO $ 261 $ 210 $ 150 $ 43 $ 67 $ 87 $ 87 Cash Conversion % (Adjusted CFFO/Adjusted EBITDA) 77% 97% 101% 58% 65% 77% 89% 1. Adjusted EBITDA (A-EBITDA) is defined as net income (loss) adjusted for income taxes, interest and finance expenses, restructuring, other income (expense) and exceptional items, depreciation, amortization and impairments, reorganization items and gain on restructuring and extinguishment of debt. A-EBITDA in a non-GAAP measure and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under GAAP. 2. Represents the gain on restructuring and extinguishment of loan facility in exchange for equity shares. 3. Represents the net gain ($564m) recognized on settlement of liabilities upon the Company Reorganization in February 2018, in exchange of equity shares and warrants, net of transaction costs. Exceptional items ($71m) primarily represent adjustments made to carrying value of assets and liabilities as part of fresh start accounting applied upon Reorganization. 4. Includes gain of $10 million on divestment of a product line. 5. Represents movements in accounts receivables, inventories, accounts payable and other assets and liabilities. 6. Adjusted CFFO is defined as cash provided by (used in) operating activities adjusted for net interest paid and restructuring charges. Note: Certain columns and rows may not add due to the use of rounded numbers A-4

Investments and Free Cash Flow- Expro ($ in millions) Twelve Months Ended December 31, Investments 2014 2015 2016 2017 2018 2019 2020 1 Research and development $ 11 $ 12 $ 6 $ 9 $ 12 $ 14 $ 10 Capital expenditures Capex - Core Operations 224 119 47 47 52 101 74 2 Capex - Qi and LWI - - - - - 3 29 3 Investment in joint venture - - - - - - 9 Acquisition of business (Qi) and divestment of a product line - - - - - 48 (16) 235 131 53 56 64 166 106 Adjusted CFFO $ 261 $ 210 $ 150 $ 43 $ 67 $ 87 $ 87 Capex - Core Operations (224) (119) (47) (47) (52) (101) (74) Free Cash Flow 37 91 103 (4) 15 (14) 13 Core Capex % of Revenue 16% 12% 6% 8% 7% 12% 11% 1. Research and development relates to spending for new product development and innovation and includes internal engineering, materials and third party service costs. R&D is expensed as incurred. 2. Represents material investments in new technologies/equipment to expand the company's service offering. Qi was acquired in July 2019 and post-acquisition investments are focused on coil hose and annulus intervention capabilities. LWI relate investments in riserless, light well intervention capabilities expected to be operational in H2 2021. 3. Represents company investment in equipment for a potential joint venture designed to increase the company's presence in a new market. Note: Certain columns and rows may not add due to the use of rounded numbers A-5Investments and Free Cash Flow- Expro ($ in millions) Twelve Months Ended December 31, Investments 2014 2015 2016 2017 2018 2019 2020 1 Research and development $ 11 $ 12 $ 6 $ 9 $ 12 $ 14 $ 10 Capital expenditures Capex - Core Operations 224 119 47 47 52 101 74 2 Capex - Qi and LWI - - - - - 3 29 3 Investment in joint venture - - - - - - 9 Acquisition of business (Qi) and divestment of a product line - - - - - 48 (16) 235 131 53 56 64 166 106 Adjusted CFFO $ 261 $ 210 $ 150 $ 43 $ 67 $ 87 $ 87 Capex - Core Operations (224) (119) (47) (47) (52) (101) (74) Free Cash Flow 37 91 103 (4) 15 (14) 13 Core Capex % of Revenue 16% 12% 6% 8% 7% 12% 11% 1. Research and development relates to spending for new product development and innovation and includes internal engineering, materials and third party service costs. R&D is expensed as incurred. 2. Represents material investments in new technologies/equipment to expand the company's service offering. Qi was acquired in July 2019 and post-acquisition investments are focused on coil hose and annulus intervention capabilities. LWI relate investments in riserless, light well intervention capabilities expected to be operational in H2 2021. 3. Represents company investment in equipment for a potential joint venture designed to increase the company's presence in a new market. Note: Certain columns and rows may not add due to the use of rounded numbers A-5

Quarterly Non-GAAP Reconciliations - Expro ($ in millions) Three Months Ended, 31-Mar-19 30-Jun-19 30-Sep-19 31-Dec-19 31-Mar-20 30-Jun-20 30-Sep-20 31-Dec-20 1 Adjusted EBITDA $ 21 $ 28 $ 28 $ 36 $ 29 $ 25 $ 23 $ 21 Depreciation, amortization and impairment charges (30) (32) (31) (78) (306) (27) (28) (41) Restructuring (1) 0 (1) (3) (1) (5) (5) (3) 2 Other income (expense) and exceptional items - 0 1 (1) (1) (0) 2 11 Interest and finance expenses, net (2) 2 2 (5) 4 (0) (5) (4) Income tax (expense) benefit (3) 3 (5) 6 10 (5) (0) (1) Net income (loss) (15) 2 (6) (45) (265) (13) (13) (16) Net income (loss) (15) 2 (6) (45) (265) (13) (13) (16) Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: Impairment Charges - - - 49 276 - 0 12 Depreciation and amortization 30 32 31 29 30 27 27 29 Gain on disposal of group of assets - - - - - - - (10) Equity share of income from joint ventures, net of dividends and margin eliminations (2) (2) (2) 3 (4) (2) (1) (2) Income and deferred tax movements, net (1) (12) 5 (6) (14) (3) (5) (3) Unrealized foreign exchange 0 (0) 1 (0) (3) 1 2 2 3 Increase/(Decrease) in net working capital (3) (8) (12) 11 (6) 4 32 (6) Other 3 (2) (2) 6 (6) 0 (3) 2 Net cash provided by (used in) operating activities (CFFO) $ 12 $ 9 $ 15 $ 46 $ 9 $ 14 $ 39 $ 8 Cash paid during the period for Interest, net - 1 0 0 1 1 2 (0) Restructuring charges 1 (0) 1 3 1 5 5 3 4 Adjusted CFFO $ 13 $ 9 $ 16 $ 49 $ 11 $ 20 $ 46 $ 10 Cash Conversion % (Adjusted CFFO/Adjusted EBITDA) 62% 33% 57% 136% 37% 81% 202% 49% 1. Adjusted EBITDA (A-EBITDA) is defined as net income (loss) adjusted for income taxes, interest and finance expenses, restructuring, other income (expense) and exceptional items, depreciation, amortization and impairments. A-EBITDA in a non-GAAP measure and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under GAAP. 2. Represents unusual or infrequently occurring transactions which do not provide a useful measure of the underlying operating performance of the business. Q4 2020 includes gain of $10 million on disposal of group of assets. 3. Represents movements in accounts receivables, inventories, accounts payable and other assets and liabilities. 4. Adjusted CFFO is defined as cash provided by (used in) operating activities adjusted for net interest paid and restructuring charges. Note: Certain columns and rows may not add due to the use of rounded numbers A-6Quarterly Non-GAAP Reconciliations - Expro ($ in millions) Three Months Ended, 31-Mar-19 30-Jun-19 30-Sep-19 31-Dec-19 31-Mar-20 30-Jun-20 30-Sep-20 31-Dec-20 1 Adjusted EBITDA $ 21 $ 28 $ 28 $ 36 $ 29 $ 25 $ 23 $ 21 Depreciation, amortization and impairment charges (30) (32) (31) (78) (306) (27) (28) (41) Restructuring (1) 0 (1) (3) (1) (5) (5) (3) 2 Other income (expense) and exceptional items - 0 1 (1) (1) (0) 2 11 Interest and finance expenses, net (2) 2 2 (5) 4 (0) (5) (4) Income tax (expense) benefit (3) 3 (5) 6 10 (5) (0) (1) Net income (loss) (15) 2 (6) (45) (265) (13) (13) (16) Net income (loss) (15) 2 (6) (45) (265) (13) (13) (16) Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: Impairment Charges - - - 49 276 - 0 12 Depreciation and amortization 30 32 31 29 30 27 27 29 Gain on disposal of group of assets - - - - - - - (10) Equity share of income from joint ventures, net of dividends and margin eliminations (2) (2) (2) 3 (4) (2) (1) (2) Income and deferred tax movements, net (1) (12) 5 (6) (14) (3) (5) (3) Unrealized foreign exchange 0 (0) 1 (0) (3) 1 2 2 3 Increase/(Decrease) in net working capital (3) (8) (12) 11 (6) 4 32 (6) Other 3 (2) (2) 6 (6) 0 (3) 2 Net cash provided by (used in) operating activities (CFFO) $ 12 $ 9 $ 15 $ 46 $ 9 $ 14 $ 39 $ 8 Cash paid during the period for Interest, net - 1 0 0 1 1 2 (0) Restructuring charges 1 (0) 1 3 1 5 5 3 4 Adjusted CFFO $ 13 $ 9 $ 16 $ 49 $ 11 $ 20 $ 46 $ 10 Cash Conversion % (Adjusted CFFO/Adjusted EBITDA) 62% 33% 57% 136% 37% 81% 202% 49% 1. Adjusted EBITDA (A-EBITDA) is defined as net income (loss) adjusted for income taxes, interest and finance expenses, restructuring, other income (expense) and exceptional items, depreciation, amortization and impairments. A-EBITDA in a non-GAAP measure and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under GAAP. 2. Represents unusual or infrequently occurring transactions which do not provide a useful measure of the underlying operating performance of the business. Q4 2020 includes gain of $10 million on disposal of group of assets. 3. Represents movements in accounts receivables, inventories, accounts payable and other assets and liabilities. 4. Adjusted CFFO is defined as cash provided by (used in) operating activities adjusted for net interest paid and restructuring charges. Note: Certain columns and rows may not add due to the use of rounded numbers A-6

Quarterly Investments and Free Cash Flow- Expro ($ in millions) Three Months Ended, Investments 31-Mar-19 30-Jun-19 30-Sep-19 31-Dec-19 31-Mar-20 30-Jun-20 30-Sep-20 31-Dec-20 1 Research and development $ 3 $ 3 $ 3 $ 5 $ 4 $ 3 $ 2 $ 2 Capital expenditures Capex - Core Operations 25 24 27 25 25 20 18 12 2 Capex - Qi and LWI - 0 1 2 5 10 7 7 3 Investment in joint venture - - - - - - 3 6 Acquisition of business (Qi) and divestment of product line (Power Chokes) - - 48 - - - - (16) 28 27 79 32 34 33 30 11 Adjusted CFFO $ 13 $ 9 $ 16 $ 49 $ 11 $ 20 $ 46 $ 10 Capex - Core Operations (25) (24) (27) (25) (25) (20) (18) (12) Free Cash Flow (12) (15) (11) 24 (14) 0 28 (2) Core Capex % of Revenue 14% 12% 13% 11% 12% 12% 12% 8% 1. Research and development relates to spending for new product development and innovation and includes internal engineering, materials and third party service costs. R&D is expensed as incurred. 2. Represents material investments in new technologies/equipment to expand the company's service offering. Qi was acquired in July 2019 and post-acquisition investments are focused on coil hose and annulus intervention capabilities. 3. LWI relate investments in riserless, light well intervention capabilities expected to be operational in H2 2021. 4. Represents company investment in equipment for a potential joint venture designed to increase the company's presence in a new market. Note: Certain columns and rows may not add due to the use of rounded numbers A-7Quarterly Investments and Free Cash Flow- Expro ($ in millions) Three Months Ended, Investments 31-Mar-19 30-Jun-19 30-Sep-19 31-Dec-19 31-Mar-20 30-Jun-20 30-Sep-20 31-Dec-20 1 Research and development $ 3 $ 3 $ 3 $ 5 $ 4 $ 3 $ 2 $ 2 Capital expenditures Capex - Core Operations 25 24 27 25 25 20 18 12 2 Capex - Qi and LWI - 0 1 2 5 10 7 7 3 Investment in joint venture - - - - - - 3 6 Acquisition of business (Qi) and divestment of product line (Power Chokes) - - 48 - - - - (16) 28 27 79 32 34 33 30 11 Adjusted CFFO $ 13 $ 9 $ 16 $ 49 $ 11 $ 20 $ 46 $ 10 Capex - Core Operations (25) (24) (27) (25) (25) (20) (18) (12) Free Cash Flow (12) (15) (11) 24 (14) 0 28 (2) Core Capex % of Revenue 14% 12% 13% 11% 12% 12% 12% 8% 1. Research and development relates to spending for new product development and innovation and includes internal engineering, materials and third party service costs. R&D is expensed as incurred. 2. Represents material investments in new technologies/equipment to expand the company's service offering. Qi was acquired in July 2019 and post-acquisition investments are focused on coil hose and annulus intervention capabilities. 3. LWI relate investments in riserless, light well intervention capabilities expected to be operational in H2 2021. 4. Represents company investment in equipment for a potential joint venture designed to increase the company's presence in a new market. Note: Certain columns and rows may not add due to the use of rounded numbers A-7

Non-GAAP Reconciliations – Frank's ($ in millions) Twelve Months Ended December 31, 2014 2015 2016 2017 2018 2019 2020 Net income (loss) $ 229 $ 106 $ (156) $ (159) $ (91) $ (235) $ (156) Severance and other charges (credits) - 35 46 75 (0) 50 33 Goodwill impairment - - - - - 111 57 Interest income, net (0) (0) (2) (2) (4) (2) (1) Depreciation and amortization 90 109 114 122 111 93 70 Income tax expense (benefit) 75 37 (26) 73 (3) 24 (4) (Gain) loss on disposal of assets 0 (1) 1 (2) (1) 1 (1) Foreign currency (gain) loss 17 6 11 (2) 6 2 0 Tax receivable agreement - - - (123) 1 (0) - Charges and credits: - - - - - - - Equity-based compensation expense 38 26 16 14 11 11 11 Merger and acquisition costs - - 14 0 0 - - Unrealized and realized (gains) losses - - 0 3 (2) (0) (1) Investigation-related matters 1 1 6 6 5 4 2 Other - (2) - 0 - (1) (1) Total charges and credits 40 26 36 24 14 14 11 1 Adjusted EBITDA $ 452 $ 319 $ 25 $ 6 $ 33 $ 58 $ 9 Cash provided by (used in) in operating activities $ 369 $ 428 $ (11) $ 25 $ (33) $ 27 $ 40 2 Less: Purchase of property, plant and equipment and intangibles 173 100 42 22 56 37 28 3 Free Cash Flow $ 196 $ 328 $ (53) $ 3 $ (89) $ (10) $ 11 1. Adjusted EBITDA is defined as net income (loss) before interest income, net, depreciation and amortization, income tax benefit or expense, asset impairments, gain or loss on disposal of assets, foreign currency gain or loss, equity-based compensation, the effects of the tax receivable agreement, unrealized and realized gains or losses and other non-cash adjustments and other charges or credits. 2. Purchase of property, plant and equipment and intangibles has not been adjusted for asset sales 3. Free cash flow is defined as net cash provided by (used in) operating activities less purchases of property, plant and equipment and intangibles. A-8Non-GAAP Reconciliations – Frank's ($ in millions) Twelve Months Ended December 31, 2014 2015 2016 2017 2018 2019 2020 Net income (loss) $ 229 $ 106 $ (156) $ (159) $ (91) $ (235) $ (156) Severance and other charges (credits) - 35 46 75 (0) 50 33 Goodwill impairment - - - - - 111 57 Interest income, net (0) (0) (2) (2) (4) (2) (1) Depreciation and amortization 90 109 114 122 111 93 70 Income tax expense (benefit) 75 37 (26) 73 (3) 24 (4) (Gain) loss on disposal of assets 0 (1) 1 (2) (1) 1 (1) Foreign currency (gain) loss 17 6 11 (2) 6 2 0 Tax receivable agreement - - - (123) 1 (0) - Charges and credits: - - - - - - - Equity-based compensation expense 38 26 16 14 11 11 11 Merger and acquisition costs - - 14 0 0 - - Unrealized and realized (gains) losses - - 0 3 (2) (0) (1) Investigation-related matters 1 1 6 6 5 4 2 Other - (2) - 0 - (1) (1) Total charges and credits 40 26 36 24 14 14 11 1 Adjusted EBITDA $ 452 $ 319 $ 25 $ 6 $ 33 $ 58 $ 9 Cash provided by (used in) in operating activities $ 369 $ 428 $ (11) $ 25 $ (33) $ 27 $ 40 2 Less: Purchase of property, plant and equipment and intangibles 173 100 42 22 56 37 28 3 Free Cash Flow $ 196 $ 328 $ (53) $ 3 $ (89) $ (10) $ 11 1. Adjusted EBITDA is defined as net income (loss) before interest income, net, depreciation and amortization, income tax benefit or expense, asset impairments, gain or loss on disposal of assets, foreign currency gain or loss, equity-based compensation, the effects of the tax receivable agreement, unrealized and realized gains or losses and other non-cash adjustments and other charges or credits. 2. Purchase of property, plant and equipment and intangibles has not been adjusted for asset sales 3. Free cash flow is defined as net cash provided by (used in) operating activities less purchases of property, plant and equipment and intangibles. A-8

Quarterly Non-GAAP Reconciliations – Frank's ($ in millions) Three Months Ended 31-Mar-19 30-Jun-19 30-Sep-19 31-Dec-19 31-Mar-20 30-Jun-20 30-Sep-20 31-Dec-20 Net income (loss) $ (28) $ (15) $ (24) $ (168) $ (86) $ (34) $ (28) $ (8) Severance and other charges (credits) 0 1 5 44 21 5 4 4 Goodwill impairment - - - 111 57 - - - Interest (income) expense, net (1) (0) (1) (1) (1) (0) 0 (0) Depreciation and amortization 25 24 21 22 20 17 16 17 Income tax expense (benefit) 10 3 7 3 (16) 9 6 (4) (Gain) loss on disposal of assets 0 0 1 0 0 (1) (0) (1) Foreign currency (gain) loss (0) 1 4 (2) 10 (2) (2) (6) Tax receivable agreement - (0) - - - - - - Charges and credits: - - - - - - - - Equity-based compensation expense 3 3 3 3 2 4 3 3 Unrealized and realized (gains) losses (0) (0) (1) 2 (2) 0 0 0 Investigation-related matters 1 1 1 0 1 0 1 0 Other - - - (1) - - - (1) Total charges and credits 3 4 2 4 2 4 3 2 1 Adjusted EBITDA $ 10 $ 17 $ 16 $ 15 $ 7 $ (2) $ (1) $ 5 Cash provided by (used in) in operating activities $ (30) $ 12 $ 26 $ 19 $ (22) $ 26 $ 21 $ 14 2 Less: Purchase of property, plant and equipment and intangibles 8 9 10 10 10 10 5 3 3 Free Cash Flow $ (38) $ 3 $ 16 $ 9 $ (32) $ 16 $ 16 $ 12 1. Adjusted EBITDA is defined as net income (loss) before interest income, net, depreciation and amortization, income tax benefit or expense, asset impairments, gain or loss on disposal of assets, foreign currency gain or loss, equity-based compensation, the effects of the tax receivable agreement, unrealized and realized gains or losses and other non-cash adjustments and other charges or credits. 2. Purchase of property, plant and equipment and intangibles has not been adjusted for asset sales 3. Free cash flow is defined as net cash provided by (used in) operating activities less purchases of property, plant and equipment and intangibles. A-9Quarterly Non-GAAP Reconciliations – Frank's ($ in millions) Three Months Ended 31-Mar-19 30-Jun-19 30-Sep-19 31-Dec-19 31-Mar-20 30-Jun-20 30-Sep-20 31-Dec-20 Net income (loss) $ (28) $ (15) $ (24) $ (168) $ (86) $ (34) $ (28) $ (8) Severance and other charges (credits) 0 1 5 44 21 5 4 4 Goodwill impairment - - - 111 57 - - - Interest (income) expense, net (1) (0) (1) (1) (1) (0) 0 (0) Depreciation and amortization 25 24 21 22 20 17 16 17 Income tax expense (benefit) 10 3 7 3 (16) 9 6 (4) (Gain) loss on disposal of assets 0 0 1 0 0 (1) (0) (1) Foreign currency (gain) loss (0) 1 4 (2) 10 (2) (2) (6) Tax receivable agreement - (0) - - - - - - Charges and credits: - - - - - - - - Equity-based compensation expense 3 3 3 3 2 4 3 3 Unrealized and realized (gains) losses (0) (0) (1) 2 (2) 0 0 0 Investigation-related matters 1 1 1 0 1 0 1 0 Other - - - (1) - - - (1) Total charges and credits 3 4 2 4 2 4 3 2 1 Adjusted EBITDA $ 10 $ 17 $ 16 $ 15 $ 7 $ (2) $ (1) $ 5 Cash provided by (used in) in operating activities $ (30) $ 12 $ 26 $ 19 $ (22) $ 26 $ 21 $ 14 2 Less: Purchase of property, plant and equipment and intangibles 8 9 10 10 10 10 5 3 3 Free Cash Flow $ (38) $ 3 $ 16 $ 9 $ (32) $ 16 $ 16 $ 12 1. Adjusted EBITDA is defined as net income (loss) before interest income, net, depreciation and amortization, income tax benefit or expense, asset impairments, gain or loss on disposal of assets, foreign currency gain or loss, equity-based compensation, the effects of the tax receivable agreement, unrealized and realized gains or losses and other non-cash adjustments and other charges or credits. 2. Purchase of property, plant and equipment and intangibles has not been adjusted for asset sales 3. Free cash flow is defined as net cash provided by (used in) operating activities less purchases of property, plant and equipment and intangibles. A-9

Glossary of Terms As shown on page 10 Cased Hole Applications – Downhole wireline tools and services deployed to perform a variety of services including the evaluation of well flow, reservoir performance and the condition of the wellbore and completion CoilHose – A flexible hose deployed on a modular unit for well intervention for the purpose of lifting or cleaning wellbores with a much-reduced footprint and crew size as compared to traditional coiled tubing systems Drill Stem Testing (DST) – Temporary completion of a wellbore to allow for evaluation of reservoir and flow parameters Early production – Process equipment that enable wells to be produced quicker than full scale production facilities allowing operators to recognize cash flow as quickly as possible while continuing to obtain flow data Facility Upgrades – Process facility upgrades designed to overcome changes with production parameters not anticipated at initial start-up of the field Fluids – Group of services including wellsite and fixed laboratory sampling, analysis and flow measurement services to fully characterize reservoir and produced fluids GaleaAutonomous Intervention – Fully automated well intervention equipment package that replaces convention wireline systems to remove wax, solids and asphaltenes from the wellbore without personnel on the wellsite Intervention Riser System (IRS) – Rig deployed system that enables access to subsea trees to deploy a variety of wireline or coiled tubing intervention services to facilitate completion workover Mechanical Wireline – Slickline or non-conductor braided wireline cable used to install or recover wellbore equipment such as plugs, gauges or valves as well as perform maintenance services including cleaning scale or removing debris from the wellbore Meters – Flow measurement technology specifically designed to provide clamp-on or inline flow measurements of upstream oil and gas flow lines for the purpose of evaluating production performance Octopoda Intelligent Intervention – System that allows the intervention of well annulus to remedy problems associated with sustained casing pressure Offshore Production Units – Modular process equipment deployed to facilitate production of marginal, remote or late life fields on offshore fixed or mobile units Permanent Downhole Monitoring (PDM) – Pressure and temperature gauges permanently installed in wellbore with communication to surface acquisition unit used to monitor reservoir and production performance Pipeline and Flarestack – Systems for separation, fluids and solid handling complemented by specially designed flare systems that safely and quickly vaporize and burn off highly volatile liquids in operations ranging from routine pipeline maintenance blow-downs to emergency response Production enhancement systems – Equipment designed to maximize the production of hydrocarbons from wells in later life, revitalizing production by overcoming system limitations or barriers Riserless Well Intervention System – Fully integrated system that provides a safe and efficient method of gaining subsea well access using wire through water system deployed from a mono-hull vessel for all subsea well intervention requirements A-10Glossary of Terms As shown on page 10 Cased Hole Applications – Downhole wireline tools and services deployed to perform a variety of services including the evaluation of well flow, reservoir performance and the condition of the wellbore and completion CoilHose – A flexible hose deployed on a modular unit for well intervention for the purpose of lifting or cleaning wellbores with a much-reduced footprint and crew size as compared to traditional coiled tubing systems Drill Stem Testing (DST) – Temporary completion of a wellbore to allow for evaluation of reservoir and flow parameters Early production – Process equipment that enable wells to be produced quicker than full scale production facilities allowing operators to recognize cash flow as quickly as possible while continuing to obtain flow data Facility Upgrades – Process facility upgrades designed to overcome changes with production parameters not anticipated at initial start-up of the field Fluids – Group of services including wellsite and fixed laboratory sampling, analysis and flow measurement services to fully characterize reservoir and produced fluids GaleaAutonomous Intervention – Fully automated well intervention equipment package that replaces convention wireline systems to remove wax, solids and asphaltenes from the wellbore without personnel on the wellsite Intervention Riser System (IRS) – Rig deployed system that enables access to subsea trees to deploy a variety of wireline or coiled tubing intervention services to facilitate completion workover Mechanical Wireline – Slickline or non-conductor braided wireline cable used to install or recover wellbore equipment such as plugs, gauges or valves as well as perform maintenance services including cleaning scale or removing debris from the wellbore Meters – Flow measurement technology specifically designed to provide clamp-on or inline flow measurements of upstream oil and gas flow lines for the purpose of evaluating production performance Octopoda Intelligent Intervention – System that allows the intervention of well annulus to remedy problems associated with sustained casing pressure Offshore Production Units – Modular process equipment deployed to facilitate production of marginal, remote or late life fields on offshore fixed or mobile units Permanent Downhole Monitoring (PDM) – Pressure and temperature gauges permanently installed in wellbore with communication to surface acquisition unit used to monitor reservoir and production performance Pipeline and Flarestack – Systems for separation, fluids and solid handling complemented by specially designed flare systems that safely and quickly vaporize and burn off highly volatile liquids in operations ranging from routine pipeline maintenance blow-downs to emergency response Production enhancement systems – Equipment designed to maximize the production of hydrocarbons from wells in later life, revitalizing production by overcoming system limitations or barriers Riserless Well Intervention System – Fully integrated system that provides a safe and efficient method of gaining subsea well access using wire through water system deployed from a mono-hull vessel for all subsea well intervention requirements A-10

Glossary of Terms (continued) As shown on page 10 (continued) Subsea Test Tree Assembly (SSTTA) – Systems integral to subsea landing string run inside a marine riser that allows well operations during drill stem testing, well completion or intervention from a semi-submersible rig or drillship. The subsea test tree provides a dual barrier and an electro-hydraulic control system to rapidly shut-in and isolate the well and disconnect in case of emergency System Integrator – Management and delivery of the complete scope of services during subsea well completion and intervention operations including subsea tree control, riser deployment and integration services Tubing Conveyed Perforating (TCP) – Perforating guns deployed using tubing or coiled tubing in order to complete a well with high deviation, long completion intervals or underbalanced pressure Water treatment – management of water produced as a component of production facility in order to facilitate disposal or reinjection Well Test – Process of collecting a range of surface well flow data in order to determine reservoir characteristics and production parameters. This data is acquired utilizing a range of equipment installed temporarily at the wellsite facilitating flow and either dispose or storage of the produced fluids Wireless Wells – Measurement and control technology that allows communications from surface to the wellbore to acquire pressure and temperature data or control downhole devices without the need to deploy wireline in the wellbore or with the completion A-11Glossary of Terms (continued) As shown on page 10 (continued) Subsea Test Tree Assembly (SSTTA) – Systems integral to subsea landing string run inside a marine riser that allows well operations during drill stem testing, well completion or intervention from a semi-submersible rig or drillship. The subsea test tree provides a dual barrier and an electro-hydraulic control system to rapidly shut-in and isolate the well and disconnect in case of emergency System Integrator – Management and delivery of the complete scope of services during subsea well completion and intervention operations including subsea tree control, riser deployment and integration services Tubing Conveyed Perforating (TCP) – Perforating guns deployed using tubing or coiled tubing in order to complete a well with high deviation, long completion intervals or underbalanced pressure Water treatment – management of water produced as a component of production facility in order to facilitate disposal or reinjection Well Test – Process of collecting a range of surface well flow data in order to determine reservoir characteristics and production parameters. This data is acquired utilizing a range of equipment installed temporarily at the wellsite facilitating flow and either dispose or storage of the produced fluids Wireless Wells – Measurement and control technology that allows communications from surface to the wellbore to acquire pressure and temperature data or control downhole devices without the need to deploy wireline in the wellbore or with the completion A-11